Form 10-K, Exhibit 13
period 1994-12-31
KANSAS CITY LIFE INSURANCE CO
filed 1995-03-16
CIK 54473

Selected Financial Data
(Thousands, except per share data)

                          1994      1993      1992      1991      1990

Revenues:
  Insurance         $   203 827   196 829   188 492   118 306   102 889
  Investment
    income, net         173 388   163 237   171 581   170 523   162 043
  Realized gains          6 060    24 648     8 273     1 006     1 682
  Other                  10 179     9 609     9 742     9 631    11 927

                    $   393 454   394 323   378 088   299 466   278 541

Operating income    $    34 919    26 033    31 190    26 204    24 056
Realized gains, net       3 939    16 021     5 460       664     1 110
Income before
  nonrecurring item $    38 858    42 054    36 650    26 868    25 166
Nonrecurring
  expenses, net     $     1 481         -     5 592         -         -
Net income          $    37 377    42 054    31 058    26 868    25 166

Per common share:
  Operating income  $      5.68      4.24      5.09      4.28      3.75
  Realized gains, net       .64      2.60       .89       .11       .17
  Income before non-
    recurring items $      6.32      6.84      5.98      4.39      3.92
  Nonrecurring
    expenses, net           .24         -       .91         -         -
  Net income        $      6.08      6.84      5.07      4.39      3.92

  Cash dividends    $      1.40      1.36      1.28      1.20      1.12
  Stockholders'equity:
    As reported           55.78     61.68     56.49     52.28     46.53
    Excluding unrealized
      gains and losses    64.11     59.48     54.00     50.27     46.82

Assets              $ 2 663 753 2 651 430 2 510 662 2 331 487 1 976 186
Net return on
  invested assets      7.71%      7.65       8.54       9.29       9.53
Life insurance
  in force      $20 023 820 19 028 772 18 862 336 18 069 161 15 976 803

Old American Insurance Company is included since 1991.

(The above is not covered by the report of independent auditors)


Management's Discussion
and analysis of financial condition and results of operations

Operating Results

Operating earnings per share in 1994 were a record, 34 percent above 1993 and 12 percent above the previous high in 1992.
Earnings per share grew at an 11 percent compound rate over the past five years.

Operating earnings were impacted by several key events.
Earnings benefited from declining home office expenses the past three years. Interest spreads narrowed in 1993 adversely impacting earnings, but interest margins were restored to prior levels in 1994. Finally, mortality experience, which fluctuates by its nature, has been less favorable the past two years.

Net earnings per share, impacted by historically high investment gains in 1993 and a nonrecurring charge for postemployment benefits in 1994, rose 35 percent in 1993 but then declined 11 percent in 1994.

Insurance Revenues
Sales were restrained the past two years partially by decisions to improve profitability at the expense of short-term sales results. Unprofitable agents were pared at each of the companies. Additionally, marketing allowances were restructured at Old American to enhance recovery of agent advances to the detriment of sales growth. Finally, Old American's home health product was pulled from the market in early 1993. Thus new annualized premiums declined
3 percent in 1993 and 13 percent in 1994 excluding Old American.

Clearly sales have not met our expectations. In response to this lack of "forward marketing momentum," A. M. Best Company lowered Kansas City Life and Sunset Life's ratings from "A+" (Superior) to "A" (Excellent) in late 1994. While nearly 70 other companies were also downgraded during the year, the new rating still leaves the Company ranked among the top 23 percent of the 1,400 companies rated by A. M. Best.

Additionally, the Company has been advised that Standard & Poor's intends to lower its rating. While stating the Company's earnings are considered excellent and its Capital Adequacy Ratio superior, S & P feels sales are below their expectations and have expressed concerns regarding the Latin American bonds discussed below and the ultimate outcome of the appeal of a $10.5 million judgement against the Company. S & P indicates that Kansas City Life and
Sunset Life's ratings will be lowered from AA to A+, while Old American's rating will be lowered from A+ to A.

Kansas City Life had become concerned about marketing progress in early 1993, and aggressively moved to address it. An extensive search for a new chief marketing officer culminated with his hiring in early 1994. Over the remainder of the year he brought in several seasoned marketing professionals and streamlined the marketing organization. Significant new markets were targeted; the Asian-American market and variable insurance, the fastest growing segment of the life insurance market. Variable universal life and annuity products will be introduced in late 1995. The Company expects these measures to have a positive effect on sales in 1995 and beyond.

Insurance revenues rose 4 percent in both 1993 and 1994. Contract charges on interest sensitive products increased 6 percent in 1993 and 4 percent in 1994. Traditional life premiums were up 5 percent in 1993 and 3 percent in 1994. Accident and health premiums essentially were level over the three years as declining home health premiums were offset by increasing group disability premiums. We reached $19 billion of insurance in force in 1993 and passed $20 billion in 1994.

Investment Revenues
Investment earnings rose 6 percent in 1994. Rising market yields contributed to the increase and stemmed calls on the securities portfolio. A steep decline in market yields during 1992 and 1993 depressed investment earnings in 1993 and triggered significant calls on the securities portfolio. The calls generated sizable realized gains but, when combined with the declining market yields, accelerated the decline in the portfolio's yield. Realized gains peaked at $24.6 million in 1993, declining to $6.1 million in 1994. The investment portfolio's yield declined from 8.54 percent in 1992 to 7.65 percent in 1993, but rose to 7.71 percent in 1994.

A key measure of investment success is the spread earned between interest rates credited on interest sensitive products and interest rates earned. This margin narrowed during the latter half of 1993 due to the calls discussed above. However, the spread widened in 1994 as crediting rates were lowered in response to market conditions.

Quality and security also remain key components of Kansas City
Life's investment strategies.

Bonds and preferred stocks comprise 80 percent of investments and 97 percent of 1994's investment purchases. Delinquencies and defaults have been minimal historically. Over 93 percent of the securities are investment grade.

The Company has invested $80.4 million in U.S. dollar-denominated sovereign and corporate debt of Argentina and Mexico. This represents
3.4 percent of the Company's investments. These securities have been buffeted by developments arising out of the Mexican peso devaluation in late 1994. The devaluation has had a major impact on the Mexican economy and has heightened concerns over the stability of Argentina's currency. As a result of market uncertainties, these securities' indicated market value declined to $68.2 million at year end 1994, and declined further to $53.2 million by March 13, 1995. The market for these securities is thin and volatile. Our strategy is to avoid taking losses unless it appears an issuer will be unable to meet its contractual principal and interest payments. Following a thorough review of each of these securities in February 1995, losses totaling $2.7 million, net of taxes, were realized on three securities with an amortized cost of $8.3 million. The unrealized depreciation in these securities' indicated market value since year end 1994 has been more than offset by unrealized appreciation in the remainder of the investment portfolio over this same period. Likewise, investment gains are expected to be realized in the first quarter of 1995 offsetting the losses realized above. The Company will continue to monitor developments and adjust its strategy as conditions suggest.

Kansas City Life also has a $121.1 million investment in collateralized mortgage obligations (CMO), representing 5 percent of investments. These are primarily planned amortization class (PAC) obligations of Federal agencies backed by 15-year mortgage pools rated "AAA," with interest rates ranging from 6 to 7 percent. The CMO's market value equaled $113.5 million at year end 1994.

Mortgage loans represent 11 percent of investments compared with 16 percent two years ago. Delinquent mortgages and those being foreclosed equal 3 percent of the portfolio versus 4 percent for the industry. Foreclosures totaled $3.7 million in 1994, resulting in a $0.7 million loss. Restructured loans comprise 4 percent of the portfolio. Valuation reserves equal $10.5 million or 4 percent of the portfolio. These reserves were increased $5.0 million in 1992 and $3.5 million in 1993, but no addition was considered necessary in 1994.

Real estate and real estate joint ventures are 3 percent of the investment portfolio. Over half of the real estate was obtained through mortgage foreclosures and is carried at the lower of its current fair value or its value at the date it was foreclosed. Several of these properties were disposed of over the past three years at little additional gain or loss. The valuation reserve on these properties increased $1.7 million in 1992 and $0.4 million in 1993. The reserve declined $1.2 million during 1994 principally
due to improving real estate markets.   The real estate and real
estate joint ventures' market value exceeds their carrying value.

Benefits and Expenses
Mortality experience dampened earnings comparisons in both 1993 and 1994. While mortality experience was quite good in 1992 and less favorable in 1993 and 1994, the experience was within normal ranges all three years. Surrenders of traditional life business rose slightly in dollar terms in 1994 following a decline in 1993. However, surrenders, as a percent of cash values which could be surrendered, declined in 1993 and remained unchanged in 1994. Other benefits rose in 1993 and 1994 due to the growth of the group disability lines and adverse claims experience in the home health line. As noted earlier, this product was pulled from the market in early 1993 and rate relief is being sought.

Amortization of deferred acquisition costs fluctuates since amortization schedules are adjusted quarterly as gross profit streams are reassessed based upon actual experience.

Home office expenses, which comprise much of the insurance operating expenses, declined 4 percent in both 1992 and 1993, and 2 percent in 1994. The Company's ongoing effort to improve productivity focuses on two fronts: process business more efficiently and expand the block of business administered. This effort started eight years ago and previous annual reports have chronicled these efforts; ranging from computer system conversions to merging affiliate processing into the home office. The result has been that both premium dollars and the number of policies administered per home office employee have doubled over the past eight years. However, further improvement is vital in these competitive times. In 1995 the reengineering of the new business process will be completed, and the reengineering of the policy administration process will begin. These efforts are expected to further enhance our competitive position both in terms of costs and service capabilities. Finally, the quest for efficiency is intertwined with a long-term commitment to service and quality. Over the past year standards in these areas have been formalized. Ongoing feedback from policyowners, agents and employees is being initiated to ensure these standards are maintained.

Kansas City Life's effective tax rate was 33 percent in both
1992 and 1993, and declined slightly to 32 percent in 1994.

Accounting Changes
The Company adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at the beginning of 1994. In adopting this standard, three-quarters of the securities portfolio is designated as "available for sale" and shown in the financials at market value. The remainder of the securities portfolio is considered to be "held to maturity" and is carried at amortized cost. Changes in market value, net of related taxes and deferred acquisition cost impacts, are reflected in stockholders' equity as unrealized gains or losses. Unfortunately the standard does not require the corresponding liabilities to be similarly marked-to-market, which would have offset the fluctuations in the investments' market value. Therefore, equity, and calculations dependent on equity including return on equity and book value, will likely be volatile in the years ahead, as was the case in 1994. Due largely to rising interest rates, the market value of the available for sale securities declined during 1994, resulting in a $51.3 million net unrealized loss at year end.

A second guideline was adopted in 1994, FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." This guideline requires changing from cash-basis to accrual-basis accounting for benefits that will become payable to former or inactive employees. The establishment of the transition liability resulted in a $1.5 million nonrecurring charge to earnings, net of applicable taxes. The effect on operating expenses was not significant.

Kansas City Life will adopt FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan_Income Recognition and Disclosures," in the first quarter of 1995, but no impact to the financial statements is expected.

Liquidity and Capital Resources

Kansas City Life, as part of the life insurance industry, plays a vital role in society as a provider of capital for investment and expansion. As such, Kansas City Life historically has had few liquidity concerns. Cash provided by operations and contract deposits averaged $126.4 million a year over the past three years. The Company has invested, on average, $870.8 million each of the past three years. Forward investment commitments are minimal. Kansas City Life had no debt outstanding at year end 1994, but may borrow against a $40.0 million bank credit line to purchase securities if market conditions suggest that long-term interest rates have peaked for this cycle. The Company matches its assets and liabilities and performs cash flow testing as added assurance cash needs will be met in the coming years.

Consolidated Income Statement
(Thousands, except per share data)
                                             1994      1993      1992

Revenues
Insurance revenues:
  Premiums:
    Life insurance                        $103 324     99 941   94 945
    Accident and health                     30 896     29 988   30 345
  Contract charges                          69 607     66 900   63 202
Investment revenues:
  Investment income, net                   173 388    163 237  171 581
  Realized gains, net                        6 060     24 648    8 273
Other                                       10 179      9 609    9 742

    Total revenues                         393 454    394 323  378 088

Benefits and Expenses
Policy benefits:
  Death benefits                            79 829     72 128   67 444
  Surrenders of life insurance              16 490     15 525   19 430
  Other benefits                            54 146     50 680   45 667
  Increase in benefit and contract reserves 83 158     96 188   90 658
Amortization of policy acquisition costs    29 370     22 350   21 758
Insurance operating expenses                73 043     73 990   76 635
Interest expense                               444        926    1 416

    Total benefits and expenses            336 480    331 787  323 008

Income before Federal income taxes          56 974     62 536   55 080

Federal income taxes:
  Current                                   22 845     27 772   16 349
  Deferred                                  (4 729)    (7 290)   2 081

                                            18 116     20 482   18 430

Income before nonrecurring items            38 858     42 054   36 650
Nonrecurring expenses, net                   1 481          -    5 592

Net income                                $ 37 377     42 054   31 058

Per common share:
  Income before nonrecurring items           $6.32       6.84     5.98
  Nonrecurring expenses, net                   .24          -      .91

  Net income                                 $6.08       6.84     5.07

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
                                                 1994          1993

Assets
Investments:
  Fixed maturities:
    Available for sale, at fair value
      (cost $1,400,616,000)                  $1 309 297             -
    Held to maturity, at amortized cost
      (fair value $398,736,000;
      $1,593,056,000 -1993)                     395 886     1 524 387
  Equity securities available for sale,
      at fair value (cost $77,533,000;
      $99,915,000 - 1993)                        82 251       120 686
  Mortgage loans on real estate, net            267 695       296 243
  Real estate, net                               54 976        51 987
  Real estate joint ventures                     26 120        20 385
  Policy loans                                   95 854        97 783
  Short-term                                     19 340       139 482
  Other                                               -         4 000

        Total investments                     2 251 419     2 254 953

Cash                                              7 250        11 773
Accrued investment income                        39 480        36 869
Receivables, net                                  9 088         9 705
Property and equipment, net                      28 805        31 069
Deferred acquisition costs                      193 667       172 294
Value of purchased insurance in force            40 015        41 341
Reinsurance assets                               88 887        85 362
Other                                             5 142         8 064

                                             $2 663 753     2 651 430

Liabilities and Stockholders' Equity
Future policy benefits:
  Life insurance                             $  643 672       627 856
  Accident and health                            26 986        27 055
Accumulated contract values                   1 459 045     1 378 543
Policy and contract claims                       32 548        29 433
Other policyowners' funds:
  Dividend and coupon accumulations              42 737        42 298
  Other                                          52 228        53 081
Income taxes:
  Current                                           538           593
  Deferred                                        3 608        43 761
Other                                            58 696        69 853

     Total liabilities                        2 320 058     2 272 473

Stockholders' equity:
  Common stock, par value $2.50 per share
    Authorized 18,000,000 shares, issued
    9,248,340 shares                             23 121        23 121
  Paid-in capital                                11 847        10 597
  Unrealized gains (losses on
    securities available for sale
    and equity securities, net                  (51 345)       13 501
  Retained earnings                             446 149       417 381
  Less treasury stock, at cost
    (3,085,904 shares;
     3,104,465 shares -1993)                    (86 077)      (85 643)

     Total stockholders' equity                 343 695       378 957

                                             $2 663 753     2 651 430

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
                                                1994    1993    1992

Common stock, beginning and end of year      $ 23 121  23 121  23 121
Paid-in-capital:
  Beginning of year                            10 597   9 342   8 290
  Excess of proceeds over cost of
    treasury stock sold                         1 250   1 255   1 052

       End of year                             11 847  10 597   9 342

Unrealized gains (losses) on securities:
  Beginning of year                            13 501  15 298  12 301
  Unrealized appreciation on cumulative
    effect of accounting change, net           14 627       -       -
  Unrealized appreciation (depreciation)
    on securities available for sale
    and equity securities, net                (79 473) (1 797)  2 997

       End of year                            (51 345) 13 501  15 298

Retained earnings:
  Beginning of year                           417 381 383 685 360 471
  Net income                                   37 377  42 054  31 058
  Stockholder dividends of $1.40 per share
    ($1.36 - 1993 and $1.28 - 1992)            (8 609) (8 358) (7 844)

       End of year                            446 149 417 381 383 685

Treasury stock, at cost:
  Beginning of year                           (85 643)(84 258)(84 426)
  Cost of 17,329 shares acquired (31,594
    shares - 1993 and 3,754 shares - 1992)       (771) (1 661)   (149)
  Cost of 35,890 shares sold (29,301
    shares - 1993 and 33,722 shares - 1992)       337     276     317

       End of year                            (86 077)(85 643)(84 258)

         Total stockholders' equity          $343 695 378 957 347 188


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                             1994       1993     1992

Operating Activities
Net income                                $ 37 377     42 054   31 058
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment
    discount, net                           (3 882)    (5 590) (10 468)
    Depreciation                             5 165      4 638    5 335
    Policy acquisition costs capitalized   (43 952)   (50 574) (50 551)
    Amortization of deferred
      policy acquisition costs              29 370     22 350   21 758
    Realized gains                          (6 060)   (24 648)  (8 273)
    Changes in assets and liabilities:
      Future policy benefits                15 747     22 793    6 691
      Accumulated contract values            8 445     19 822   35 152
      Accrued investment income             (2 611)    (1 705)  (2 366)
      Income taxes payable and deferred     (4 784)   (12 295)   1 828
      Nonrecurring items                     1 481          -    5 592
    Other, net                               5 456      6 166   10 748

    Net cash from operating activities      41 752     23 011   46 504

Investing Activities
Investments  called, matured or repaid:
  Fixed maturities available for sale      203 640          -        -
  Fixed maturities held to maturity         75 060    809 347  414 130
  Equity securities available for sale      27 876     55 026   34 825
  Mortgage loans on real estate             35 311     49 151   45 255
  Decrease in policy loans, net              1 929      4 927      323
  Decrease (increase in short-term
    investments, net                       120 142     29 425  (12 025)
  Other                                        540      2 899    1 387
Investments sold:
  Fixed maturities available for sale       51 124          -        -
  Fixed maturities held to maturity              -    206 923   96 058
  Equity securities available for sale       3 488     36 236   12 149
Investments purchased or originated:
  Fixed maturities available for sale     (574 667)         -        -
  Fixed maturities held to maturity        (21 533)(1 221 873)(657 919)
  Equity securities available for sale      (5 566)   (25 425) (38 737)
  Real estate joint ventures                (5 707)   (10 661)  (1 084)
  Mortgage loans on real estate             (8 192)    (6 468) (24 585)
  Other                                     (1 789)    (5 762)  (2 446)
Net additions to property and equipment     (1 640)   (11 370)  (3 353)

   Net cash used in investing activities   (99 984)   (87 625)(136 022)

Financing Activities
Proceeds from borrowings                       891      2 586   20 685
Repayment of borrowings                    (11 446)   (27 994) (27 402)
Policyowner contract deposits              179 411    167 979  169 439
Withdrawals of policyowner
  contract deposits                       (107 354)   (70 258) (71 420)
Cash dividends to stockholders              (8 609)    (8 358)  (7 844)
Disposition (acquisition) of
  treasury stock, net                          816       (130)   1 220

    Net cash from financing activities      53 709     63 825   84 678

Decrease in cash                            (4 523)      (789)  (4 840)
Cash at beginning of year                   11 773     12 562   17 402

    Cash at end of year                   $  7 250     11 773   12 562

See accompanying Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
(Amounts in tables are generally stated in thousands, except per share data)

Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP).
Certain reclassifications have been made to 1993 and 1992 results to conform with the 1994 presentation.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Kansas City Life Insurance Company and its sub-sidiaries.
Significant intercompany transactions have been eliminated in consolidation.

Recognition of Revenues
Traditional life insurance products include whole life insurance, term life insurance and certain annuities. Premiums for these products are recognized as revenues when due. Accident and health insurance premiums are recognized as revenues over the terms of the policies. Universal life-type products include universal life insurance and flexible annuities. Revenues for these products are amounts assessed against contract values for cost of insurance, policy administration and surrenders, as well as amortization of deferred front-end contract charges.

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded and range from 7.75 percent to 5.75 percent. Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977. Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benef its and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4.50 percent to 7.50 percent during 1994.

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for universal life-type products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and mortality, expense and surrender charges expected to be realized over the term of the contracts.

Calls in the securities portfolio resulted in realized gains in 1994 and 1993 which increased gross profits above those originally estimated. In accordance with Financial Accounting Standards Board
(FASB) Statement No. 97, these higher than expected gross profits required the Company to recompute its amortization of deferred acquisition costs retrospectively to the date the amortization was originally determined. This increased the amortization of deferred acquisition costs $804,000, ($3,030,000 - 1993) or $.08 a share ($.32 a share - 1993) after taxes. This increased amortization was netted against realized investment gains in the accompanying income statement.

Value of Purchased Insurance in Force
The value of Old American's purchased insurance in force was capitalized and is being amortized in proportion to projected future gross profits. This asset was increased $5,310,000 ($5,513,000 - 1993 and $5,632,000 - 1992) for accrual of interest and reduced $6,636,000 ($7,217,000 - 1993 and $6,074,000 - 1992) for amortization. A 13 percent interest rate was used. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 2.3 percent - 1995, 2.6 percent - 1996, 7.0 percent -1997, 6.9 percent - 1998 and 7.1 percent - 1999.

Investments
Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards. Such securities were carried at cost, adjusted for amortization of premium or discount since the Company had both the ability and intent to hold those securities until maturity. Equity securities were carried at fair value.

Effective January 1, 1994, securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments in deferred acquisition costs, and are included in a separate stockholders' equity account. Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for possible losses. Foreclosed real estate is stated at fair value at the date of foreclosure (cost or net realizable value, whichever is lower.

Other real estate investments are carried at depreciated cost.

Real estate joint ventures are valued at cost adjusted for the Company's equity in earnings since acquisition. Policy loans are carried at cost less payments received. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Fair Value of Financial Instruments
The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for securities held to maturity are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for securities available for sale are based on quoted market prices. Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate assumption of 10 percent.

Fair values for the Company's liabilities under investment-type insurance contracts, included with accumulated contract values for flexible annuities, and with other policyholder funds for supplementary contracts without life contingencies, are estimated to be their cash surrender values.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the financial instruments follow.
                                  1994                 1993
                           Carrying   Fair      Carrying   Fair
                            Amount    Value      Amount    Value
Investments:
  Securities available
    for sale             $1 391 548  1 391 548    120 686    120 686
  Securities held
    to maturity             395 886    398 736  1 524 387  1 593 056
  Mortgage loans            267 695    265 199    296 243    295 672

Liabilities:
  Individual and
    group annuities         851 847    822 946    816 324    788 212
  Supplementary
    contracts without
    life contingencies       22 403     22 403     22 303     22 303

The Investments note provides further details regarding the investments above.

Federal Income Taxes
Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Common Share
Income per common share is based upon the weighted average number of shares outstanding during the year, 6,152,155 shares (6,146,583 shares
- - 1993 and 6,129,494 shares - 1992).

Statutory Information and Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                         1994       1993       1992
Net gain from operations
  for the year                        $ 29 151     20 685     23 392
Net income for the year                 28 324     24 035     25 395
Unassigned surplus
  at December 31                       235 226    202 538    202 549
Stockholders' equity
  at December 31                       184 117    150 613    150 754

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1995 without prior approval is $29,151,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of $102,381,000 ($70,874,000 - 1993).

Investments

Accounting Change
FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," categorizes debt securities into three classifications. Securities classified as held to maturity are carried at amortized cost and include only those securities which the Company has the positive intent and ability to hold to maturity. Trading securities are those purchased for the purpose of realizing a trading profit. These securities are valued at market with the changes in market value recognized through the income statement. Securities available for sale include securities which may be sold but which are not considered trading securities. These securities are carried at market, but the changes in market value are reflected in equity.

Kansas City Life adopted this statement on January 1, 1994, and classified 73 percent of its securities as available for sale, with the balance classified as held to maturity. In accordance with this statement, the prior year financial statements have not been restated to reflect this change in accounting principle. Prior to 1994 fixed maturities were carried at amortized cost and equity securities were carried at their market value. Valuing securities available for sale at market increased stockholders' equity $14,627,000 at January 1, 1994, net of related deferred acquisition costs of $5,068,000 and taxes of $7,876,000.

Currently 79 percent of the Company's securities are categorized as available for sale and are valued at market. The resulting adjustment causes significant volatility in these securities' carrying values, and will affect various calculations which are dependent on stockholders' equity, such as return on equity.

FASB Statement No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures concerning derivative financial instruments which have off-balance sheet risk. Kansas City Life employs no instruments which fall within this Statement's scope.

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                      1994       1993       1992
Investment Income:
  Fixed maturities                 $127 806    107 880     107 635
  Equity securities                   7 563     11 971      14 095
  Mortgage loans                     29 118     33 337      38 472
  Real estate                        11 732     10 106       8 621
  Policy loans                        6 295      6 524       6 599
  Short-term                          4 437      8 192       7 875
  Other                               2 433      1 785       2 413

                                    189 384    179 795     185 710
Less investment expenses            (15 996)   (16 558)    (14 129)

                                   $173 388    163 237     171 581

                                      1994       1993       1992
Realized Gains (Losses):
  Fixed maturities                 $  1 995     19 087       9 876
  Equity securities                   4 568     11 433       5 362
  Mortgage loans                          -     (3 500)     (5 271)
  Real estate                           300        875      (2 671)
  Other                                   1       (217)        977
  Deferred acquisition cost
    amortization for realized gains    (804)    (3 030)          -

                                   $  6 060     24 648       8 273

Unrealized Gains and Losses
Unrealized gains (losses on the Company's securities follow. Held to maturity and available for sale securities relate only to 1994, while fixed maturities relate to 1993 and 1992.

                                            1994      1993     1992

Held to maturity and fixed maturities    $  2 850    68 670   76 148

Available for sale and equity securities $(86 601)   20 771   23 179
Deferred income taxes                      27 661    (7 270)  (7 881)
Effect on deferred acquisition costs        7 595         -        -

                                         $(51 345)   13 501   15 298
Increase (decrease in
  net unrealized gains:
Held to maturity and fixed maturities    $(65 820)   (7 478)   2 815

Available for sale fixed maturities      $(55 150)        -        -
Available for sale equity securities       (9 696)   (1 797)   2 997

                                         $(64 846)   (1 797)   2 997

Securities
The amortized cost and fair value of investments in securities at December 31, 1994, follow.
                                                 Gross
                                  Amortized    Unrealized     Fair
                                    Cost     Gains   Losses   Value
Available for sale:
U.S. government bonds          $  137 522     567    3 268   134 821
Public utility bonds              305 749     439   21 837   284 351
Corporate bonds                   583 648     684   47 437   536 895
Mortgage-backed bonds             263 824   2 683   14 445   252 062
Other bonds                        84 687     268    8 323    76 632
Redeemable preferred stocks        25 186     495    1 145    24 536

Total fixed maturities          1 400 616   5 136   96 455 1 309 297

Equity securities                  77 533   6 846    2 128    82 251

                                1 478 149  11 982   98 583 1 391 548

Held to maturity:
U.S. government bonds               3 948      66      103     3 911
Public utility bonds              203 747  10 079    1 644   212 182
Corporate bonds                   174 879   3 285    8 899   169 265
Other bonds                        13 312     331      265    13 378

                                  395 886  13 761   10 911   398 736

                               $1 874 035  25 743  109 494 1 790 284

The amortized cost and fair value of investments in fixed maturity and equity securities at December 31, 1993, follow.

                                                 Gross
                                  Amortized    Unrealized     Fair
                                    Cost     Gains   Losses   Value

U.S. government bonds          $  100 658   7 354        1   108 011
Public utility securities         444 743  35 276      846   479 172
Corporate securities              741 343  19 672    3 922   757 093
Mortgage-backed bonds             174 299   7 760    1 788   180 272
Other bonds                        63 344   5 618      454    68 508

Total fixed maturities          1 524 387  75 680    7 011 1 593 056

Equity securities                  99 915  20 995      224   120 686

                               $1 624 302  96 675    7 235 1 713 742

All fixed maturity securities produced income in 1994.

The distribution of the fixed maturity securities' contractual maturities follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                        Amortized      Fair
                                          Cost         Value
Available for sale:
Due in one year or less               $   51 069       50 913
Due after one year through five years    349 276      336 595
Due after five years through ten years   559 026      502 156
Due after ten years                      177 421      167 571
Mortgage-backed securities               263 824      252 062

                                      $1 400 616    1 309 297

Held to maturity:
Due in one year or less               $   49 947       50 351
Due after one year through five years    167 528      176 330
Due after five years through ten years    78 075       75 643
Due after ten years                      100 336       96 412

                                      $  395 886      398 736

Sales of investments in securities available for sale in 1994 and fixed maturity securities in 1993 and 1992, excluding normal maturities and calls, follow.

                                    1994      1993      1992

Proceeds                          $54 612    206 923   96 058
Gross realized gains                1 065      2 480    1 547
Gross realized losses                 377        241    2 781

At December 31, 1994, the Company held securities of one corporation and its affiliates which exceeded 10 percent of stockholders' equity. Entergy Corporation securities were held with a carrying value of $34,789,000 and an amortized cost of $34,534,000.

Mortgage Loans
The Company held non-income producing mortgage loans equaling
$3,040,000 ($2,536,000 - 1993). Mortgage loans are carried net of a valuation reserve of $10,500,000 in 1994 and 1993.

At December 31, 1994, the mortgage portfolio is diversified geographically and by property type as follows.

                                       Carrying      Fair
                                        Amount       Value
Geographic Region:
  Mountain                             $102 673     101 589
  Pacific                                84 617      84 509
  West South Central                     38 573      38 252
  West North Central                     28 272      27 778
  Other                                  24 060      23 571
  Valuation reserve                     (10 500)    (10 500)

                                       $267 695     265 199
Property Type:
  Industrial                           $111 946     111 608
  Retail                                 64 464      63 631
  Office                                 62 496      62 117
  Other                                  39 289      38 343
  Valuation reserve                     (10 500)    (10 500)

                                       $267 695     265 199

Real Estate
Detail concerning the Company's real estate investments follows.

                                         1994         1993
Penntower office building, at cost:
  Land                                 $  1 106       1 106
  Building                               17 254      16 900
  Less accumulated depreciation          (8 134)     (7 593)
Foreclosed real estate, at lower of
  cost or net realizable value           28 904      25 606
Other investment properties, at cost:
  Land                                    3 560       4 419
  Buildings                              23 875      22 447
  Less accumulated depreciation         (11 589)    (10 898)

                                       $ 54 976      51 987

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $9,942,000 ($11,113,000 - 1993) to reflect net realizable value.

The Company held non-income producing real estate equaling
$931,000 in 1994 and 1993.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $3,391,000 ($4,466,000 -
1993 and $7,873,000 - 1992).

Subsequent Event

The Company held U.S. dollar-denominated Mexican and Argentinean corporate and sovereign debt with an amortized cost of $80.4 million at year end 1994, representing 3.4 percent of Company investments.
Uncertainty in the economies of both countries has led to a market value decline of these investments.

The market for these securities is volatile and illiquid. Their indicated market value declined to $68.2 million at year end 1994, and to $53.2 million at March 13, 1995. Thus the securities' indicated market value declined $15.0 million, or 22 percent, thus far in 1995. This additional unrealized loss in 1995, net of related income taxes and deferred acquisition costs, would have reduced stockholders' equity $9.3 million below year end 1994's level. However, this unrealized loss was more than offset by unrealized appreciation in the remainder of the investment portfolio.

Following a detailed analysis of the Latin American bonds in late February 1995, certain of the above unrealized losses were realized. Losses totaling $2.7 million, net of taxes, were taken on three securities with an amortized cost of $8.3 million. These investment losses were recorded in the first quarter of 1995 and are expected to be offset during the quarter by investment gains realized elsewhere in the investment portfolio.


Postretirement Benefit Plans

The Company has defined benefit postretirement plans providing medical benefits for substantially all its employees, full-time agents, and their dependents, and life insurance coverage for its employees. The Company and retirees share the cost of the postretirement medical plan which incorporates cost-sharing features such as annually adjusted contributions, deductibles and coinsurance. The medical benefits for agents are contributory, incorporating cost-sharing features similar to the retired employees' medical plan. The life insurance benefit is non-contributory. The Company pays the cost of the postretirement health care benefits as they occur. The Company makes level annual contributions to its life insurance plan over the plan participants' expected service periods.

The plans' funded status, reconciled with the amounts recognized in the Company's statement of financial position, follows.

                                  1994                  1993
                                       Life                  Life
                            Medical  Insurance    MedicaI  Insurance
                             Plans     Plan        Plans     Plan
Accumulated postretirement
  benefit obligation:
    Retirees               $ 4 172    1 923        3 524    1 938
    Fully eligible active
      plan participants        796      306          785      415
    Other active plan
      participants           3 105      537        3 492      753

                             8 073    2 766        7 801    3 106
    Unrecognized net gain    2 298      306        2 181        5

                           $10 371    3 072        9 982    3 111

The net periodic postretirement benefit cost included the following components by plan.

                                    1994    1993     1992
Medical plans:
  Service cost                    $  305     434      426
  Interest cost                      535     658      599
  Net amortization of
    experience gains                 (87)      -        -

                                  $  753   1 092    1 025

Life insurance plan:
  Service cost                    $   74      81      113
  Interest cost                        -       -        -

                                  $   74      81      113

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 12 percent for 1995, compared with 13 percent for 1994, and is assumed to decrease gradually to 6 percent in 2003. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $1,119,000 and $1,205,000 as of December 31, 1994 and 1993,
respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1994 would increase $168,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent and 7.0 percent at December 31, 1994 and 1993, respectively.

The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1992, resulting in a nonrecurring charge to earnings of $5,592,000, net of taxes. This one-time charge reflected accrued retiree benefits as of the beginning of 1992, arising from the switch from the previous pay-as-you-go method to the required accrual method.

Property and Equipment
                                      1994        1993

Land                              $  1 029        1 029
Home office buildings               23 262       23 208
Furniture and equipment             23 552       32 933

                                    47 843       57 170
Less accumulated depreciation      (19 038)     (26 101)

                                   $28 805       31 069

Property and equipment are stated at cost. Depreciation is provided using the straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company annually funds an amount greater than the minimum required by ERISA but no more than the maximum deductible for Federal income tax purposes. Contributions provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The table below states the plan's funded status and those amounts recognized in the Company's financial statements.

                                            1994        1993
Actuarial present value of
  accumulated benefit obligation,
  including vested benefits of
  $63,829,000 ($71,496,000 - 1993)        $64 979      73 011

Projected benefit obligation for
  service rendered to date                $74 093      84 935
Plan assets at fair value, primarily
  listed corporate and U.S. bonds          74 098      79 272
Plan assets in excess of (less than)
  projected benefit obligation                  5      (5 663)
Items not yet recognized in earnings:
  Net loss from past experience             3 733      11 474
  Prior service costs                          18          21
  Net asset at January 1, 1987,
    being recognized over 16 years         (1 648)     (1 854)

    Net prepaid pension costs             $ 2 108       3 978


                                        1994      1993     1992
Net pension cost includes:
  Service costs - benefits earned
    during the period                $  3 178     3 156    2 571
  Interest cost on projected
    benefit obligation                  5 835     5 367    4 956
  Actual return on plan assets          1 907    (7 631)  (5 529)
  Net amortization and deferral        (8 923)    1 047   (1 049)

    Net periodic pension cost        $  1 997     1 939      949

Assumptions were as follows:
  Weighted average discount rate          8.5%      7.0      7.0
  Weighted average
    compensation increase                 5.5       5.5      5.5
  Weighted average expected
    long-term return on plan assets       9.0       9.0      9.0

The Company made no pension contributions from 1992 through 1994.

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $111,000 ($114,000 - 1993 and $130,000 - 1992). The Company also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $377,000 ($370,000 -1993 and $464,000 -1992).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $1,898,000 ($1,839,000
- -1993 and $1,467,000 - 1992).

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees.
The Company made no contributions to this plan in 1994 and 1993, but contributed $186,000 in 1992.

Kansas City Life adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits," on January 1, 1994. This statement generally requires the accrual of liabilities for providing benefits, such as severance and disability, to former or inactive employees whose employment ended before becoming eligible for retirement. This accounting change resulted in the immediate recognition of a $1,481,000 transition liability, net of applicable income taxes, reported as a 1994 nonrecurring expense. Statement No. 112 did not materially effect current year operating expenses.

Contingent Liability

In April 1994 a jury rendered a verdict against the Company related to an agent's misappropriation of a portion of the death benefit payable to a beneficiary. The verdict called for compensatory damages of $25,000, actual damages of $500,000, and punitive damages of $10 million. It is the Company's position that the trial court committed numerous errors in the conduct of the trial, determination of issues of evidence and rulings on dispositive motions, and in instructing the jury. Management believes the Company's loss, if any, related to this matter should be significantly less than the amounts awarded. However, the ultimate outcome cannot be presently determined. Accordingly, these damages have not been provided for in the accompanying financial statements.

Federal Income Taxes

Effective January 1, 1993, the Company adopted FASB Statement
No. 109, "Accounting for Income Taxes," which requires income taxes be accounted for by the "liability method" rather than the "deferred method" which had been in effect.

The Company elected to recognize the adjustment required by this standard by means of restatement of previous years' financial statements. As permitted, the Company retroactively adopted this statement as of January 1, 1988. The cumulative effect of this change resulted in a $7.7 million reduction to retained earnings and a corresponding increase to the deferred tax liability. Since the required adjustment arises primarily from differing effective tax rates prior to 1988, the accounting change had no material impact on reported net income for any of the years presented. With the exception of changes in Federal income tax rates, on an ongoing basis, the new accounting method is expected to produce a financial statement impact that is generally similar to the impact under previous accounting principles.

As tax rates change, the Company will recognize the impact by a charge or credit to the income statement. Due to a Federal income tax rate change from 34 percent to 35 percent during 1993, the Company had a charge of $900,000 to 1993 earnings. There were no such tax rate changes in 1994. Assets and liabilities of Old American also have been restated to their pretax values in accordance with the guideline for treatment of prior business combinations. This increased assets and the deferred tax liability $13.3 million each at January 1, 1993.

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                          1994     1993    1992

Federal income tax rate                    35%      35      34
Tax exempt income, dividends and credits   (3)      (2)     (1)

Actual income tax rate                     32%      33      33

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                             1994       1993
Deferred tax assets:
  Future policy benefits                   $41 118     36 692
  Basis differences between tax and
    GAAP accounting for investments          9 580          -
  Employee retirement benefits              10 753      9 058
  Other                                      3 286      3 510
Gross deferred tax assets                   64 737     49 260

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization              51 151     46 257
  Basis differences between tax and
    GAAP accounting for investments              -     28 178
  Property and equipment, net                2 167      1 549
  Value of insurance in force               12 405     12 816
  Other                                      2 622      4 221

Gross deferred tax liabilities              68 345     93 021

  Net deferred tax liability               $ 3 608     43 761

Federal income taxes paid for the year were $22,684,000
($33,191,000 - 1993 and $18,644,000 - 1992).

Prior to 1984, the Life Insurance Company Income Tax Act of 1959 permitted deferring a portion of statutory income to "policyowners' surplus" without taxation, subject to certain limitations on distributions to stockholders. Policyowners' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The companies do not plan to distribute their policyowners' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyowners' surplus become taxable, the tax computed at current rates would approximate $19,950,000.

Under current and prior law, income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At year end 1994, this shareholders' surplus was $276,251,000 for Kansas City Life, $57,977,000 for Sunset Life and $24,734,000 for Old American.

Reinsurance
                                      1994       1993       1992
Life Insurance in Force (in millions:
  Direct                            $19 987     18 990     18 824
  Ceded                              (2 072)    (1 616)    (1 544)
  Assumed                                36         39         38

    Net                             $17 951     17 413     17 318

  Percentage of assumed to net            0%         0          0

Premiums:
Life insurance:
  Direct                           $126 652    121 577    117 421
  Ceded                             (23 538)   (21 829)   (22 717)
  Assumed                               210        193        241

    Net                            $103 324     99 941     94 945

  Percentage of assumed to net            0%         0          0

Accident and health:
  Direct                           $ 42 709     41 529     41 233
  Ceded                             (11 956)   (11 788)   (11 094)
  Assumed                               143        247        206

     Net                           $ 30 896     29 988     30 345

  Percentage of assumed to net            0%         1          1

Contract charges arise generally from directly issued business.
Ceded benefit recoveries were $27,365,000 ($30,487,000 - 1993 and
$17,186,000 - 1992).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1994, these policies had a face value of $175,071,000. The reserve for future policy benefits ceded under this agreement was $54,686,000 ($55,153,000 - 1993).

The maximum retention on any one life is $350,000. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.

Quarterly Consolidated
Financial Data (unaudited)

                            First     Second    Third    Fourth
1994:
Total revenues             $98 478    98 688    98 174   98 114

Operating income           $ 8 978     9 381     9 855    6 705
Realized gains, net          1 020     1 504     1 383       32

Income before
  nonrecurring item          9 998    10 885    11 238    6 737
Postemployment
  benefits, net              1 481         -         -        -

Net income                 $ 8 517    10 885    11 238    6 737

Per common share:
  Operating income         $  1.46      1.53      1.60     1.09
  Realized gains, net          .17       .23       .23      .01

  Income before
    nonrecurring item         1.63      1.76      1.83     1.10
  Postemployment
    benefits, net              .24         -         -        -

  Net income               $  1.39      1.76      1.83     1.10

1993:
Total revenues             $98 293    96 292   101 366   98 372

Operating income           $ 7 441     9 491     6 332    2 769
Realized gains, net          2 712     3 915     4 519    4 875

Net income                 $10 153    13 406    10 851    7 644

Per common share:
  Operating income         $  1.20      1.54      1.04      .46
  Realized gains, net          .45       .64       .73      .78

  Net income               $  1.65      2.18      1.77     1.24


Report of Independent Auditors

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheets of Kansas City Life Insurance Company (the Company as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1994 and 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the Notes to the financial statements, the Company changed its method of accounting for investments and postemployment benefits in 1994, and postretirement benefits in 1992.

s/ Ernst & Young LLP

Kansas City, Missouri
January 27, 1995, except for the
Subsequent Event note, as to which
the date is March 13, 1995


Stockholder Information

Corporate Headquarters
  Kansas City Life Insurance Company
  3520 Broadway
  Post Office Box 419139
  Kansas City, Missouri 64141-6139
  Telephone: (816 753-7000 Fax: (816 753-4902

Notice of Annual Meeting
  The annual meeting of stockholders will be held at 9 a.m.
  Thursday, April 20, 1995, at Kansas City Life's corporate headquarters.

Transfer Agent
  Sherri Morehead, Assistant Secretary
  Kansas City Life Insurance Company
  Post Office Box 419139
  Kansas City, Missouri 64141-6139

10-K Request
  Stockholders may request a free copy of Kansas City Life's
  Form 10-K, as filed with the Securities and Exchange
  Commission, by writing to Secretary, Kansas City Life
  Insurance Company.

Security Holders
  As of February 7, 1995, Kansas City Life had approximately
  966 security holders, including individual participants in security position listings.

Stock Quotation Symbol Over-the-Counter_KCLI

Quarterly Stock and Dividend Information

                                            Dividend
                                 Bid          Paid
                            High     Low  (per share)
1994:
First Quarter              $49.00   46.00    $ .34
Second Quarter              49.25   42.00      .34
Third Quarter               43.00   39.50      .36
Fourth Quarter              43.00   40.00      .36
                                             $1.40

1993:
First Quarter              $56.00   46.75    $ .34
Second Quarter              56.50   51.50      .34
Third Quarter               55.50   50.00      .34
Fourth Quarter              52.50   48.00      .34
                                             $1.36

A quarterly dividend of $.36 per share was paid February 21, 1995.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

Dividend Restrictions
Refer to the first Note to the Consolidated Financial Statements.