Form 10-K, Exhibit 13
period 1995-12-31
KANSAS CITY LIFE INSURANCE CO
filed 1996-03-28
CIK 54473

Exhibit 13, Form 10-K
                                                        Kansas City Life
                                                        Insurance Company

Management's Discussion
  and analysis of financial condition and results of operations

Operating Results

Operating earnings per share have risen steadily over the past three years, $4.24 - 1993, $5.68 - 1994 and $6.24 - 1995, averaging 22 percent annual growth. However 1993's earnings were somewhat below trend, thus the growth rate over the past five years, 12 percent a year, better indicates the Company's progress. Much of the earnings' growth over the past three years reflects expense control and aggressive asset/liability matching which allowed competitive yields to be paid to policyowners while earning a fair return for the stockholders.

Net income, which includes realized gains and nonrecurring items as well as operating earnings, equaled $6.84 a share in 1993, $6.08 a share in 1994 and $6.76 a share in 1995. Net income was boosted considerably in 1993 by $24.6 million in realized gains, compared with gains averaging $5.5 million in each of the other two years. Return on equity averaged 10.7 percent over the three years.

Book value per share rose to $61.68 in 1993, declined to $55.78 in 1994, and then rose to $73.99 in 1995. The variability in these numbers reflects changes in the market value of the securities which were available for sale. Excluding these changes in market value, book value rose from $59.48 a share in 1993, to $64.11 in 1994, to $69.18 in 1995; a consistent 8 percent annual growth over this period.

Dividends paid to stockholders rose steadily from $1.36 a share in 1993, to $1.40 in 1994, to $1.63 in 1995. Dividends in 1995 included a special $.10 a share dividend commemorating the Company's centennial. The regular quarterly dividend paid in February 1996 indicated an annual rate of $1.68 a share for 1996.

Insurance revenues rose 4 percent in 1994 and 1 percent in 1995. This growth was paced by contract charge revenues from the interest sensitive line. These charges increased 4 percent and 7 percent in 1994 and 1995, respectively, reflecting the increase in accumulated values. Universal life generated the vast majority of these contract charges. Traditional life insurance premiums fluctuated as premiums from final expense products varied year-to-year.
Accident and health premiums, principally arising from group disability products and a home health care product that is no longer offered, decreased in 1995 due to declines in Old American's closed block of accident and health business, including the aforementioned home health care product.

Interest sensitive products provided half of all statutory premiums in 1995, with universal life accounting for 60 percent of the interest sensitive premiums and flexible annuities providing the balance. Traditional individual insurance products accounted for one-third of the total premiums. In terms of new statutory premiums, three-fourths arose from interest sensitive products while traditional individual products provided 15 percent of these premiums.

Kansas City Life instituted a five-year plan in mid 1994 designed to dramatically increase sales. As a part of this plan, the Company restructured its sales force by removing marginal producers and recruiting new agents with demonstrated growth potential. Although new production was down slightly in 1995, the Company believes the foundation has been laid for future growth. The newly recruited agents have exceeded their production goals. The Asian-American market, entered during 1994, also has exceeded expectations. The variable insurance market, a rapidly growing segment of the life insurance market, was entered as well with the introduction of a variable annuity product in late 1995 and the addition of a variable universal product in early 1996.

Investment income rose 6 percent in 1994 and 8 percent in 1995. Investment spreads on the Company's interest sensitive business were managed aggressively the past two years. Competitive crediting rates were maintained as evidenced by the fact that surrender rates on this business were largely unchanged year-to-year. Aided by a $4.0 million receipt of additional mortgage interest as discussed below, Kansas City Life's net investment yield rose 32 basis points in 1995, benefiting returns on traditional lines of business. The overall portfolio yield rose each of the past three years: 7.65 percent in 1993, 7.71 percent in 1994 and 8.03 percent in 1995.

Securities comprised 81.5 percent of total investments in terms of book value and were 97.2 percent of new investments over the past three years. For comparison, securities equaled 68.4 percent of investments three years ago. These investments are principally in high quality issuers and over 95 percent of the portfolio is rated investment grade. Of the investments rated below investment grade, 2.3 percent of the portfolio is invested in Argentinean and Mexican securities whose market value was $4.6 million below cost at year end 1995. However the market value of the entire securities portfolio exceeded its amortized cost by $71.3 million.

Mortgage loans represented 9.6 percent of investments compared to 16.1 percent three years ago. The Company's concentration was slightly below that of the industry. Just 1.9 percent of new money over the past three years was allocated to mortgages, and loan payoffs exceeded new mortgages made by $106.5 million. Loans which were delinquent or in the process of foreclosure equaled
2.1 percent of the portfolio, one percentage point better than the industry. Restructured loans comprised 4.7 percent of the portfolio. The mortgage valuation reserve equaled 4.3 percent of loans outstanding in 1995, compared with 3.8 percent the previous year. Mortgage earnings were helped in 1995 by the receipt of $4.0 million of additional interest related to a participating mortgage. The interest arose due to the operating performance of the secured properties over the past four years.

Real estate consists of investment properties, joint ventures and properties acquired through foreclosure. These investments represented 3.5 percent of the Company's investments, in line with industry asset allocations. At year end the Company had 27 foreclosed properties which represented one-fourth of the real estate investments in dollar terms. Foreclosed properties are carried at their current fair value or their fair value when they were foreclosed (cost), whichever is lower. The valuation reserve on these properties rose $0.4 million in 1993 but declined $1.2 million in 1994 and $2.6 million further in 1995 as real estate markets improved and properties were sold. During 1995, four properties (valued at $4.3 million) were added through foreclosure, while 13 properties (with a carrying value of $10.6 million) were sold, generating a $2.2 million gain. With respect to the joint ventures and investment properties, their estimated fair market value was substantially above their carrying value.

Mortality experience was less favorable in 1994 than in 1993, and overall experience was unchanged in 1995 as improved mortality in Kansas City Life's traditional line offset less favorable experience in the affiliates' books of business. Fluctuations in mortality experience may be expected year-to-year. Surrenders of traditional life insurance rose 6 percent in 1994, but declined 1 percent in 1995. Surrenders, while generally having little earnings impact in the year in which they occur, lessen future profit streams. Other benefits rose 7 percent in 1994 before declining 1 percent in 1995. While 1994's increase reflected an increase in group disability claims, group disability claim ratios improved as premium growth outpaced claims increases.

Amortization of deferred acquisition costs fluctuates as amortization schedules for the interest sensitive business are adjusted quarterly as the timing of gross profit streams are reassessed based upon actual experience. However, unlocking did not occur regarding operating earnings over the three-year period since assumed total gross margins on this business were unchanged.

Home office expenses, which comprise a good portion of the insurance operating expenses, declined 4 percent in 1993 and 2 percent in 1994. However these expenses increased 6 percent in 1995 due largely to several one-time costs including developing the variable line of business and its administrative system, and observing the Company's centennial. Staffing continued to decline in 1995, 5 percent for the year. Significant economies of scale were achieved over the past several years through consolidation of Old American's operations into the home office and efficiencies generated with consultants' assistance. Reengineering efforts continue. While costs have been incurred in this endeavor, significant savings have yet to be realized. Future savings also will be realized by consolidating additional affiliate functions into the home office. But the synergy and substantial reductions in unit costs which have been realized in past years will be difficult to sustain without significant sales increases and the acquisition of sizable blocks of business or a company of size.

The Company's effective tax rate was 33 percent in 1993, 32 percent in 1994 and 30 percent in 1995. The improvement in this rate was largely due to the acquisition of investments which generate low income housing tax credits.

Accounting changes were minor in 1995 for the Company and should be again in 1996. FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was adopted in 1995's first quarter with no impact to the financial statements.

FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," will be implemented in the first quarter of 1996. This statement applies to long-lived assets such as property, plant and equipment, identifiable intangibles and goodwill related to those assets. It does not apply to financial instruments, deferred tax assets or deferred acquisition costs. No impact on the financial statements is expected.

Liquidity and Capital Resources

Kansas City Life invests funds in order to provide protection and security for its policyowners over an extended period of time. Thus the Company and the life insurance industry in general play a vital role in the nation's economy as providers of capital to fuel expansion. Liquidity concerns are normally minor for life insurers.

Over the past three years, Kansas City Life invested $2.4 billion in the economy. Forward investment commitments are minimal. Borrowing activity was minor the last three years and 1996 activity is anticipated to be minor as well, only to support investment strategies rather than to meet cash shortfalls. A $60.0 million bank credit line is maintained for this purpose.
Asset/liability matching and cash flow testing are employed as added assurances that the Company's future cash needs will be met.


Selected Financial Data
(Thousands, except per share data)

                              1995       1994       1993        1992       1991
Revenues:
  Insurance             $   205 458    203 827    196 829     188 492   118 306
  Investment income, net    188 087    173 388    163 237     171 581   170 523
  Realized gains              4 950      6 060     24 648       8 273     1 006
  Other                      10 290     10 179      9 609       9 742     9 631

                        $   408 785    393 454    394 323     378 088    299 466

Operating income        $    38 521     34 919     26 033      31 190    26 204
Realized gains, net           3 217      3 939     16 021       5 460       664
Income before
  nonrecurring items         41 738     38 858     42 054      36 650    26 868
Nonrecurring expenses, net        -      1 481          -       5 592         -
Net income              $    41 738     37 377     42 054      31 058    26 868

Per common share:
  Operating income      $      6.24       5.68       4.24        5.09      4.28
  Realized gains, net           .52        .64       2.60         .89       .11
  Income before
    nonrecurring items         6.76       6.32       6.84        5.98      4.39
  Nonrecurring
    expenses, net                 -        .24          -         .91          -
  Net income            $      6.76       6.08       6.84        5.07      4.39

  Cash dividends        $      1.63       1.40       1.36        1.28      1.20
  Stockholders'equity:
    As reported               73.99      55.78      61.68       56.49     52.28
    Excluding unrealized
      gains and losses        69.18      64.11      59.48       54.00     50.27

Assets                  $ 2 903 768  2 663 753  2 651 430   2 510 662 2 331 487
Net return on
  invested assets              8.03%      7.71       7.65        8.54      9.29
  Life insurance
    in force            $21 023 702 20 023 820 19 028 772  18 862 33618 069 161

(The above is not covered by the report of independent auditors)


Consolidated Income Statement
(Thousands, except per share data)
                                                 1995        1994       1993
Revenues
Insurance revenues:
  Premiums:
    Life insurance                             $101 341     103 324     99 941
    Accident and health                          29 475      30 896     29 988
  Contract charges                               74 642      69 607     66 900
Investment revenues:
  Investment income, net                        188 087     173 388    163 237
  Realized gains, net                             4 950       6 060     24 648
Other                                            10 290      10 179      9 609

    Total revenues                              408 785     393 454    394 323

Benefits and Expenses
Policy benefits:
  Death benefits                                 85 388      79 829     72 128
  Surrenders of life insurance                   16 345      16 490     15 525
  Other benefits                                 53 441      54 146     50 680
  Increase in benefit and contract reserves      89 139      83 158     96 188
Amortization of policy acquisition costs         27 992      29 370     22 350
Insurance operating expenses                     76 535      73 043     73 990
Interest expense                                     22         444        926

    Total benefits and expenses                 348 862     336 480    331 787

Income before Federal income taxes               59 923      56 974     62 536

Federal income taxes:
  Current                                        22 038      22 845     27 772
  Deferred                                       (3 853)     (4 729)    (7 290)

                                                 18 185      18 116     20 482

Income before nonrecurring item                  41 738      38 858     42 054
Postemployment benefits, net                          -       1 481          -

Net income                                     $ 41 738      37 377     42 054

Per common share:
  Income before nonrecurring item                 $6.76        6.32       6.84
  Postemployment benefits, net                        -         .24          -

  Net income                                      $6.76        6.08       6.84

See accompanying Notes to Consolidated Financial Statements.



Consolidated Balance Sheet
                                                            1995        1994
Assets
  Investments:
    Fixed maturities:
      Available for sale, at fair value (cost
        $1,604,415,000; $1,400,616,000 -1994)           $1 647 674    1 309 297
      Held to maturity, at amortized cost
        (fair value $339,911,000; $398,736,000 -1994)      320 394      395 886
    Equity securities available for sale, at fair value
      (cost $62,352,000; $77,533,000 -1994)                 70 837       82 251
    Mortgage loans on real estate, net                     235 213      267 695
    Real estate, net                                        48 542       54 976
    Real estate joint ventures                              36 103       26 120
    Policy loans                                            94 312       95 854
    Short-term                                              36 898       19 340

      Total investments                                  2 489 973    2 251 419

Cash                                                         9 612        7 250
Accrued investment income                                   40 923       39 480
Receivables, net                                             7 228        9 088
Property and equipment, net                                 27 866       28 805
Deferred acquisition costs                                 192 476      193 667
Value of purchased insurance in force                       39 084       40 015
Reinsurance assets                                          89 983       88 887
Other                                                        6 623        5 142

                                                        $2 903 768    2 663 753

Liabilities and Stockholders' Equity
Future policy benefits:
  Life insurance                                        $  658 350      643 672
  Accident and health                                       27 379       26 986
Accumulated contract values                              1 518 968    1 459 045
Policy and contract claims                                  31 919       32 548
Other policyowners' funds:
  Dividend and coupon accumulations                         42 610       42 737
  Other                                                     56 206       52 228
Income taxes:
  Current                                                    2 796          538
  Deferred                                                  43 230        3 608
Other                                                       65 183       58 696

      Total liabilities                                  2 446 641    2 320 058

Stockholders' equity:
  Common stock, par value $2.50 per share
    Authorized 18,000,000 shares, issued 9,248,340 shares   23 121       23 121
    Paid-in capital                                         13 039       11 847
    Unrealized gains (losses) on securities
      available for sale and equity securities, net         29 740      (51 345)
    Retained earnings                                      477 826      446 149
    Less treasury stock, at cost
      (3,070,435 shares; 3,085,904 shares - 1994)          (86 599)     (86 077)

        Total stockholders' equity                         457 127      343 695

                                                        $2 903 768    2 663 753

See accompanying Notes to Consolidated Financial Statements.



Consolidated Statement of Equity
                                                        1995     1994     1993

Common stock, beginning and end of year              $ 23 121   23 121   23 121

Paid-in-capital:
  Beginning of year                                    11 847   10 597    9 342
  Excess of proceeds over cost of treasury stock sold   1 192    1 250    1 255
    End of year                                        13 039   11 847   10 597

Unrealized gains (losses) on securities:
  Beginning of year                                   (51 345)  13 501   15 298
  Unrealized appreciation on cumulative effect
    of accounting change, net                               -   14 627        -
  Unrealized appreciation (depreciation) on securities
    available for sale, net                            81 085  (79 473)  (1 797)
    End of year                                        29 740  (51 345)  13 501

Retained earnings:
  Beginning of year                                   446 149  417 381  383 685
  Net income                                           41 738   37 377   42 054
  Stockholder dividends of $1.63 per share
    ($1.40 - 1994 and $1.36 - 1993)                   (10 061)  (8 609)  (8 358)
    End of year                                       477 826  446 149  417 381

Treasury stock, at cost:
  Beginning of year                                   (86 077) (85 643) (84 258)
  Cost of 17,240 shares acquired
    (17,329 shares -1994 and 31,594 shares - 1993)       (829)    (771)  (1 661)
  Cost of 32,709 shares sold (35,890
    shares - 1994 and 29,301 shares - 1993)               307      337      276
    End of year                                       (86 599) (86 077) (85 643)

        Total stockholders' equity                   $457 127  343 695  378 957

See accompanying Notes to Consolidated Financial Statements.



Consolidated Statement of Cash Flows
                                                 1995       1994         1993
Operating Activities
Net income                                    $ 41 738     37 377        42 054
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment discount, net    (5 215)    (3 882)       (5 590)
    Depreciation                                 5 265      5 165         4 638
    Policy acquisition costs capitalized       (40 388)   (43 952)      (50 574)
    Amortization of deferred policy
      acquisition costs                         27 992     29 370        22 350
    Realized gains                              (4 950)    (6 060)      (24 648)
Changes in assets and liabilities:
      Future policy benefits                    15 071     15 747        22 793
      Accumulated contract values                8 135      8 445        19 822
      Accrued investment income                 (1 443)    (2 611)       (1 705)
      Income taxes payable and deferred         (1 595)    (4 784)      (12 295)
      Postemployment benefits, net                   -      1 481             -
    Other, net                                   9 613      5 456         6 166

    Net cash from operating activities          54 223     41 752        23 011

Investing Activities
Investments  called, matured or repaid:
  Fixed maturities available for sale          136 574    203 640             -
  Fixed maturities held to maturity             63 433     75 060       809 347
  Equity securities available for sale          13 727     27 876        55 026
  Mortgage loans on real estate                 67 722     35 311        49 151
  Decrease in policy loans, net                  1 542      1 929         4 927
  Other                                          3 342        540         2 899
  Investments sold:
  Fixed maturities available for sale          165 563     51 124             -
  Fixed maturities held to maturity              4 207          -       206 923
  Equity securities available for sale          18 984      3 488        36 236
Investments purchased or originated:
  Fixed maturities available for sale         (495 766)  (574 667)            -
  Fixed maturities held to maturity                  -    (21 533)   (1 221 873)
  Equity securities available for sale         (12 896)    (5 566)      (25 425)
  Real estate joint ventures                    (8 093)    (5 707)      (10 661)
  Mortgage loans on real estate                (31 053)    (8 192)       (6 468)
  Decrease (increase) in short-term
    investments, net                           (17 558)   120 142        29 425
  Other                                         (1 068)    (1 789)       (5 762)
Net additions to property and equipment         (2 918)    (1 640)      (11 370)

    Net cash used in investing activities      (94 258)   (99 984)      (87 625)

Financing Activities
Proceeds from borrowings                        22 730        891         2 586
Repayment of borrowings                        (22 730)   (11 446)      (27 994)
Policyowner contract deposits                  179 135    179 411       167 979
Withdrawals of policyowner contract deposits  (127 347)  (107 354)      (70 258)
Cash dividends to stockholders                 (10 061)    (8 609)       (8 358)
Disposition (acquisition)
  of treasury stock, net                           670        816          (130)

    Net cash from financing activities          42 397     53 709        63 825

Increase (decrease) in cash                      2 362     (4 523)         (789)
Cash at beginning of year                        7 250     11 773        12 562

    Cash at end of year                      $   9 612      7 250        11 773

See accompanying Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements
(Amounts in tables are generally stated in thousands, except per share data)

Significant Accounting Policies

Organization
Kansas City Life Insurance Company is a Missouri-domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 48 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive products.

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year's presentation. GAAP requires management to make certain estimates and assumptions which effect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

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

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded and range from 5.75 percent to 7.75 percent.
Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977.

Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies.
Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4.79 percent to 7.00 percent during 1995 (4.50 percent to 7.50 percent during 1994 and 4.50 percent to 8.00 percent during 1993).

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

Calls in the securities portfolio resulted in realized gains in 1994 and 1993 which increased gross profits above those originally estimated. Calls and realized gains related to them were negligible in 1995. In accordance with Financial Accounting Standards Board (FASB) Statement No. 97, these higher than expected gross profits required the Company to recompute its amortization of deferred acquisition costs retrospectively to the date the amortization was originally determined. This increased the amortization of deferred acquisition costs $804,000 in 1994 and $3,030,000 in 1993, or $.08 a share in 1994 and $.32 a share in 1993 after taxes. This increased amortization was netted against realized investment gains in the accompanying income statement.

Value of Purchased Insurance in Force
The value of Old American's purchased insurance in force was capitalized and is being amortized in proportion to projected future gross profits. This asset was increased $5,157,000 ($5,310,000 - 1994 and $5,513,000 - 1993) for accrual of interest and reduced $6,088,000 ($6,636,000 -1994 and $7,217,000 - 1993) for
amortization. A 13 percent interest rate was used. Through 1995, total accumulated accrual of interest and amortization equal $22,553,000 and $26,969,000, respectively. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 2.7 percent - 1996,
7.1 percent - 1997 and 1998, 7.2 percent - 1999 and 7.4 percent - 2000.

Investments
Securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments in deferred acquisition costs, and are included in a separate stockholders' equity account.

Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for possible losses. Foreclosed real estate is stated at fair value at the date of foreclosure (cost) or net realizable value, whichever is lower. Other real estate investments are carried at depreciated cost. Real estate joint ventures are valued at cost adjusted for the Company's equity in earnings since acquisition. Policy loans are carried at cost less payments received. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Federal Income Taxes
Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Common Share
Income per common share is based upon the weighted average number of shares outstanding during the year, 6,173,294 shares (6,152,155 shares - 1994 and 6,146,583 shares - 1993).

Statutory Information and Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                                 1995      1994      1993

Net gain from operations for the year          $ 29 307    29 151    20 685
Net income for the year                          29 484    28 324    24 035
Unassigned surplus at December 31               268 239   235 226   202 538
Stockholders' equity at December 31             217 801   184 117   150 613

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1996 without prior approval is $29,307,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of approximately $100,000,000 in 1995 and 1994.

Investments

Accounting Change
Kansas City Life adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994, and classified 73 percent of its securities as available for sale, with the balance classified as held to maturity. Prior to 1994 fixed maturities were carried at amortized cost and equity securities were carried at their market value. Valuing securities available for sale at market increased stockholders' equity $14,627,000 at January 1, 1994, net of related deferred acquisition costs of $5,068,000 and taxes of $7,876,000.

Late in 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". This report provides companies with an opportunity for a one-time reassessment and reclassification of securities as of a single measurement date without tainting the held to maturity debt securities classification. On December 31, 1995, the Company reclassified securities with an amortized cost of $14,737,000 from held to maturity to available for sale which increased unrealized gains on securities by approximately $185,000, net of related deferred acquisition costs and taxes.

Currently 84 percent of the Company's securities are categorized as available for sale and are valued at market. The resulting adjustment causes significant volatility in these securities' carrying values which affects various calculations that are dependent on stockholders' equity, such as return on equity.

Kansas City Life employs no derivative financial instruments.

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                                1995      1994      1993
Investment Income:
  Fixed maturities                            $144 242   127 806   107 880
  Equity securities                              6 259     7 563    11 971
  Mortgage loans                                31 378    29 118    33 337
  Real estate                                   12 342    11 732    10 106
  Policy loans                                   6 174     6 295     6 524
  Short-term                                     2 753     4 437     8 192
  Other                                          2 533     2 433     1 785

                                               205 681   189 384   179 795
Less investment expenses                       (17 594)  (15 996)  (16 558)
                                              $188 087   173 388   163 237

Realized Gains (Losses):
  Fixed maturities                            $ (1 718)    1 995    19 087
  Equity securities                              4 634     4 568    11 433
  Mortgage loans                                  (108)        -    (3 500)
  Real estate                                    2 172       300       875
  Other                                            (30)        1      (217)
  Deferred acquisition cost
    amortization for realized gains                  -      (804)   (3 030)

                                              $  4 950     6 060    24 648

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow. Held to maturity and available for sale securities relate to 1995 and 1994, while fixed maturities relate only to 1993.

                                                 1995      1994     1993

Held to maturity and fixed maturities         $ 19 517     2 850   68 670

Available for sale and equity securities      $ 51 744   (86 601)  20 771
Deferred income taxes                          (16 013)   27 661   (7 270)
Effect on deferred acquisition costs            (5 991)    7 595        -

                                              $ 29 740   (51 345)  13 501
Increase (decrease) in
  net unrealized gains:
Held to maturity and fixed maturities         $ 16 667   (65 820)  (7 478)

Available for sale fixed maturities           $ 78 876   (55 150)       -
Available for sale equity securities             2 209    (9 696)  (1 797)

                                              $ 81 085   (64 846)  (1 797)

Securities
The amortized cost and fair value of investments in securities at December 31, 1995, follow.

                                                      Gross
                                      Amortized      Unrealized       Fair
                                        Cost      Gains    Losses    Value
Available for sale:
U.S. government bonds                $  138 372    3 479     253     141 599
Public utility bonds                    279 156    7 641   1 612     285 185
Corporate bonds                         865 960   29 744   3 609     892 094
Mortgage-backed bonds                   242 187    9 350     261     251 276
Other bonds                              65 230      609   1 672      64 168
Redeemable preferred stocks              13 510      632     790      13 352

Total fixed maturities                1 604 415   51 455   8 197   1 647 674
Equity securities                        62 352    9 345     859      70 837

                                      1 666 767   60 800   9 056   1 718 511

Held to maturity:
Public utility bonds                    175 700   13 023     114     188 608
Corporate bonds                         138 727    6 969     863     144 834
Other bonds                               5 967      511       9       6 469

                                        320 394   20 503     986     339 911

                                     $1 987 161   81 303  10 042   2 058 422

The amortized cost and fair value of investments in fixed maturity and equity securities at December 31, 1994, follow.

                                                       Gross
                                      Amortized      Unrealized       Fair
                                         Cost     Gains    Losses     Value
Available for sale:
U.S. government bonds                $  137 522     567     3 268    134 821
Public utility bonds                    305 749     439    21 837    284 351
Corporate bonds                         583 648     684    47 437    536 895
Mortgage-backed bonds                   263 824   2 683    14 445    252 062
Other bonds                              84 687     268     8 323     76 632
Redeemable preferred stocks              25 186     495     1 145     24 536

Total fixed maturities                1 400 616   5 136    96 455  1 309 297
Equity securities                        77 533   6 846     2 128     82 251

                                     $1 478 149  11 982    98 583  1 391 548

Held to maturity:
Public utility bonds                  $203 747   10 079     1 644    212 182
Corporate bonds                        174 879    3 285     8 899    169 265
Other bonds                             17 260      397       368     17 289

                                       395 886   13 761    10 911    398 736

                                    $1 874 035   25 743   109 494  1 790 284

All fixed maturity securities produced income in 1995.

The distribution of the fixed maturity securities' contractual maturities follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                                Amortized        Fair
                                                  Cost           Value
Available for sale:
Due in one year or less                        $   32 075       32 267
Due after one year through five years             329 480      334 365
Due after five years through ten years            650 309      663 764
Due after ten years                               350 364      366 002
Mortgage-backed bonds                             242 187      251 276

                                               $1 604 415    1 647 674

Held to maturity:
Due in one year or less                        $   48 608       49 527
Due after one year through five years             137 623      148 560
Due after five years through ten years             61 102       65 602
Due after ten years                                73 061       76 222

                                               $  320 394      339 911

Sales of investments in securities available for sale in 1995 and 1994 and fixed maturity securities in 1993, excluding normal maturities and calls, follow.

                                            1995       1994      1993

Proceeds                                  $184 547    54 612    206 923
Gross realized gains                         6 416     1 065      2 480
Gross realized losses                        6 527       377        241

During 1995, the Company sold a held to maturity security with an amortized cost of $4,284,000, resulting in a realized investment loss of $77,000, due to a perceived significant deterioration in the issuer's credit worthiness.

At December 31, 1995, the Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

Mortgage Loans
The Company holds non-income producing mortgage loans equaling $2,862,000 ($3,040,000 - 1994). Mortgage loans are carried net of a valuation reserve of $10,500,000 in 1995 and 1994.

At December 31, 1995 and 1994, the mortgage portfolio is diversified geographically and by property type as follows.

                                                  1995               1994
                                           Carrying   Fair    Carrying   Fair
                                            Amount    Value    Amount    Value
Geographic Region:
  Mountain                                $ 78 843    82 753   102 673  101 589
Pacific                                     80 334    82 802    84 617   84 509
West South Central                          35 541    37 483    38 573   38 252
West North Central                          28 172    29 717    28 272   27 778
Other                                       22 823    24 233    24 060   23 571
Valuation reserve                          (10 500)  (10 500)  (10 500) (10 500)

                                          $235 213   246 488   267 695  265 199
Property Type:
Industrial                                $104 728   109 247   111 946  111 608
Retail                                      57 246    60 114    64 464   63 631
Office                                      66 404    69 656    62 496   62 117
Other                                       17 335    17 971    39 289   38 343
Valuation reserve                          (10 500)  (10 500)  (10 500) (10 500)

                                          $235 213   246 488   267 695  265 199

As of December 31, 1995, the Company has commitments which expire in 1996 to originate mortgage loans of $2,550,000.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $4,322,000 ($3,391,000 - 1994 and $4,466,000 - 1993).

Real Estate
Detail concerning the Company's real estate investments follows.

                                                         1995      1994
Penntower office building, at cost:
  Land                                                $  1 106     1 106
  Building                                              17 543    17 254
  Less accumulated depreciation                         (8 721)   (8 134)
Foreclosed real estate, at lower of
  cost or net realizable value                          22 736    28 904
Other investment properties, at cost:
  Land                                                   3 370     3 560
  Buildings                                             24 890    23 875
  Less accumulated depreciation                        (12 382)  (11 589)

                                                      $ 48 542    54 976

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $7,378,000 ($9,942,000 - 1994) to reflect net realizable value.

The Company held non-income producing real estate equaling $931,000 in 1995 and 1994.

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

The plans' funded status, reconciled with the amounts recognized in the Company's balance sheet, follows.

                                              1995                1994
                                                  Life                Life
                                       Medical Insurance    MedicaI Insurance
                                        Plans    Plan        Plans    Plan
Accumulated postretirement
benefit obligation:
  Retirees                            $ 5 170    2 063       4 172    1 923
  Fully eligible active
    plan participants                   1 358      422         796      306
  Other active plan participants        5 058      786       3 105      537

                                       11 586    3 271       8 073    2 766
  Unrecognized net gain (loss)           (679)     (43)      2 298      306

                                      $10 907    3 228      10 371    3 072

The net periodic postretirement benefit cost included the following components by plan.

                                                 1995       1994      1993
Medical plans:
  Service cost                                  $ 274        305       434
  Interest cost                                   669        535       658
  Net amortization of experience gains            (93)       (87)        -

                                                $ 850        753     1 092
Life insurance plan:
  Service cost                                  $  40         74        81
  Interest cost                                     -          -         -
                                                $  40         74        81

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 12 percent for 1996, the same as for 1995, and is assumed to decrease gradually to 6 percent in 2004. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $1,931,000 and $1,119,000 as of December 31, 1995 and 1994, respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1995 would increase $268,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent and 8.5 percent at December 31, 1995 and 1994, respectively.

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

                                                           1995     1994
Actuarial present value of
  accumulated benefit obligation, including vested
  benefits of $80,212,000 ($63,829,000 - 1994)            $81 769   64 979
Projected benefit obligation for service
  rendered to date                                        $96 771   74 093
Plan assets at fair value, primarily
  listed corporate and U.S. bonds                          85 710   74 098
Plan assets in excess of (less than)
  projected benefit obligation                            (11 061)       5
Items not yet recognized in earnings:
  Net loss from past experience                            13 885    3 733
  Prior service costs                                          16       18
  Net asset at January 1, 1987,
    being recognized over 16 years                         (1 442)  (1 648)

    Net prepaid pension costs                             $ 1 398    2 108

                                                         1995     1994    1993
Net pension cost includes:
  Service costs - benefits earned during the period    $ 2 403    3 178   3 156
  Interest cost on projected benefit obligation          6 156    5 835   5 367
  Actual return on plan assets                         (14 139)   1 907  (7 631)
  Net amortization and deferral                          7 412   (8 923)  1 047

    Net periodic pension cost                          $ 1 832    1 997   1 939

Assumptions were as follows:
  Weighted average discount rate                           7.0%     8.5     7.0
  Weighted average compensation increase                   5.5      5.5     5.5
  Weighted average expected
    long-term return on plan assets                        9.0      9.0     9.0

The Company made no pension contributions in 1993 and 1994. Contributions for 1995 were $992,000.

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $287,000 ($111,000 - 1994 and $114,000 - 1993). The Company
also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $405,000 ($377,000 - 1994 and $370,000 - 1993).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $1,826,000 ($1,898,000 - 1994 and $1,839,000 - 1993).

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees. The Company made no contributions to this plan between 1993 and 1995.

Kansas City Life adopted FASB Statement No. 112, "Employers'Accounting for Postemployment Benefits," on January 1, 1994. This statement generally requires the accrual of liabilities for providing benefits, such as severance and disability, to former or inactive employees whose employment ended before becoming eligible for retirement. This accounting change resulted in the immediate recognition of a $1,481,000 transition liability, net of applicable income taxes, reported as a 1994 nonrecurring expense. Statement No. 112 did not materially effect 1995 and 1994 operating expenses.

Property and Equipment
                                                      1995      1994

Land                                                $ 1 029    1 029
Home office buildings                                23 122   23 262
Furniture and equipment                              26 382   23 552

                                                     50 533   47 843
Less accumulated depreciation                       (22 667) (19 038)

                                                    $27 866   28 805

Property and equipment are stated at cost. Depreciation is provided using the straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

Federal Income Taxes
A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                                     1995    1994   1993

Federal income tax rate                               35 %    35     35
Special tax credits                                   (4)     (2)    (1)
Other permanent differences                           (1)     (1)    (1)

Actual income tax rate                                30 %    32     33

Due to a Federal income tax rate change from 34 percent to 35 percent during 1993, the Company had a charge of $900,000 to 1993 earnings. There were no such tax rate changes in 1994 and 1995.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                          1995      1994
Deferred tax assets:
  Future policy benefits                                $ 43 906    41 118
  Basis differences between tax and
    GAAP accounting for investments                            -     9 580
  Employee retirement benefits                            11 598    10 753
  Other                                                    3 073     3 286

Gross deferred tax assets                                 58 577    64 737

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization                            47 321    51 151
  Basis differences between tax and
    GAAP accounting for investments                       38 933         -
  Property and equipment, net                              2 073     2 167
  Value of insurance in force                             12 116    12 405
  Other                                                    1 364     2 622

  Gross deferred tax liabilities                         101 807    68 345

    Net deferred tax liability                          $ 43 230     3 608

Federal income taxes paid for the year were $19,981,000 ($22,684,000 - 1994 and $33,191,000 - 1993).

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

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At year-end 1995 this shareholders' surplus was $304,545,000 for Kansas City Life, $59,474,000 for Sunset Life and $31,218,000 for Old American.

Separate Accounts
These accounts arise from the variable line of business. Their assets are legally segregated and are not subject to the claims which may arise from any other business of the Company. These assets are reported at fair value since the underlying investment risks are assumed by the policyowners. Therefore the related liabilities are recorded at amounts equal to the underlying assets. Investment income and gains or losses arising from separate accounts accrue directly to the policyowners and are, therefore, not included in investment earnings in the accompanying income statement. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees and mortality and risk charges. Separate account assets and liabilities each equaled $1,264,000
(none - 1994).

Reinsurance
                                                  1995     1994      1993
Life Insurance in Force (in millions):
  Direct                                        $20 991   19 988    18 990
  Ceded                                          (2 442)  (2 073)   (1 616)
  Assumed                                            33       36        39

    Net                                         $18 582   17 951    17 413

Premiums:
Life insurance:
  Direct                                       $124 504  126 652   121 577
  Ceded                                         (23 292) (23 538)  (21 829)
  Assumed                                           129      210       193

    Net                                        $101 341  103 324    99 941

Accident and health:
  Direct                                       $ 42 971   42 709    41 529
  Ceded                                         (13 496) (11 956)  (11 788)
  Assumed                                             -      143       247

    Net                                        $ 29 475   30 896    29 988

Contract charges arise generally from directly issued business. Ceded benefit recoveries were $27,613,000 ($27,365,000 - 1994 and $30,487,000 - 1993).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1995, these policies had a face value of $161,855,000. The reserve for future policy benefits ceded under this agreement was $53,649,000 ($54,686,000 - 1994).

The maximum retention on any one life is $350,000. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.

Fair Value of Financial Instruments
The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for securities held to maturity are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for securities available for sale are based on quoted market prices. Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate assumption of 2 percent above the comparable U.S. Treasury rate.

Fair values for the Company's liabilities under investment-type insurance contracts, included with accumulated contract values for flexible annuities and with other policyholder funds for supplementary contracts without life contingencies, are estimated to be their cash surrender values.

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

The carrying amounts and fair values of the financial instruments follow.

                                                1995                  1994
                                       Carrying     Fair      Carrying    Fair
                                        Amount      Value      Amount     Value
Investments:
  Securities available for sale      $1 718 511  1 718 511  1 391 548  1 391 548
  Securities held to maturity           320 394    339 911    395 886    398 736
  Mortgage loans                        235 213    246 488    267 695    265 199
Liabilities:
  Individual and group annuities        871 340    842 809    851 847    822 946
  Supplementary contracts without
    life contingencies                   23 343     23 343     22 403     22 403

The Investments Note provides further details regarding the investments above.

Quarterly Consolidated
  Financial Data (unaudited)
                                       First      Second    Third     Fourth
1995:
Total revenues                        $98 733    100 356   103 041   106 655

Operating income                      $10 960      9 255     8 166    10 140
Realized gains, net                        68         27     2 278       844

Net income                            $11 028      9 282    10 444    10 984

Per common share:
  Operating income                    $  1.78       1.50      1.32      1.64
  Realized gains, net                     .01          -       .37       .14

  Net income                          $  1.79       1.50      1.69      1.78


1994:
Total revenues                        $98 478     98 688    98 174    98 114

Operating income                      $ 8 978      9 381     9 855     6 705
Realized gains, net                     1 020      1 504     1 383        32

Income before nonrecurring item         9 998     10 885    11 238     6 737
Postemployment benefits, net            1 481          -         -         -

Net income                            $ 8 517     10 885    11 238     6 737

Per common share:
  Operating income                    $  1.46       1.53      1.60      1.09
  Realized gains, net                     .17        .23       .23       .01

  Income before
    nonrecurring item                    1.63       1.76      1.83      1.10
Postemployment benefits, net              .24          -         -         -

Net income                            $  1.39       1.76      1.83      1.10


Contingent Liability
In April 1994, an Oklahoma jury returned a $10.7 million verdict against the Company, consisting of actual and punitive damages. The case arose out of certain alleged actions by one of the Company's agents. The Company appealed the adverse jury verdict citing that the trial court committed numerous errors in the conduct of the trial, determination of issues of evidence, rulings on dispositive motions, and in jury instructions. On January 16, 1996, a division of the Oklahoma Appellate Court issued an opinion affirming a judgment of $1.3 million. While the opinion substantially reduced the jury verdict, the Company believes this award should be further reduced and has filed a petition for certiorari with the Oklahoma Supreme Court. It is anticipated that the plaintiffs will also petition for certiorari to seek reinstatement of the original verdict. Management believes that damages, if any, related to this matter would not have a material effect on the Company's consolidated results of operations and financial position.

In addition to the above case, the Company and certain of its subsidiaries are defendants in various lawsuits involving claims and disputes with policyowners that often include claims seeking punitive damages. Some of these lawsuits arise in jurisdictions such as Alabama where juries sometimes award punitive damages grossly disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any particular lawsuit or proceeding, the Company and its subsidiaries believe that there are meritorious defenses for all of these claims and are defending them vigorously. Management believes that the amounts that would ultimately be paid, if any, would have no material effect on the Company's consolidated results of operations and financial position.



Stockholder Information

Corporate Headquarters
Kansas City Life Insurance Company
3520 Broadway
Post Office Box 419139
Kansas City, Missouri 64141-6139

Telephone:  (816) 753-7000
Fax: (816) 753-4902
Internet: http://www.kclife.com
E-Mail: Kclife @ Kclife.com

Notice of Annual Meeting
The annual meeting of stockholders will be held at 9 a.m. Thursday, April 18, 1996, at Kansas City
Life's corporate headquarters.

Transfer Agent
Sherri Morehead, Assistant Secretary
Kansas City Life Insurance Company
Post Office Box 419139
Kansas City, Missouri 64141-6139

10-K Request
Stockholders may request a free copy of Kansas City Life's
Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.

Security Holders
As of February 6, 1996, Kansas City Life had approximately 885 security holders, including individual participants in security position listings.

Stock Quotation Symbol Over-the-Counter-KCLI

Quarterly Stock and Dividend Information

                                             Dividend
                                Bid            Paid
                           High      Low    (per share)
1995:
First Quarter             $44.50    42.00     $ .36
Second Quarter             48.00    41.00       .49
Third Quarter              50.50    48.00       .39
Fourth Quarter             52.00    51.00       .39

                                              $1.63

1994:
First Quarter             $49.00    46.00     $ .34
Second Quarter             49.25    42.00       .34
Third Quarter              43.00    39.50       .36
Fourth Quarter             43.00    40.00       .36

                                              $1.40

The above includes a special $.10 per share dividend in the second quarter of 1995 commemorating the Company's Centennial.

A quarterly dividend of $.42 per share was paid February 20, 1996.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

Dividend Restrictions
Refer to the Significant Accounting Policies Note to the Consolidated Financial Statements.



To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheets of Kansas City Life Insurance Company (the Company) as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. As discussed in the Notes to the financial statements, the Company changed its method of accounting for investments and postemployment benefits in 1994.


/s/ Ernst & Young LLP
Kansas City, Missouri
January 22, 1996