Form 10-K, Exhibit 13
period 1996-12-31
KANSAS CITY LIFE INSURANCE CO
filed 1997-03-26
CIK 54473

Exhibit 13, Form 10-K
                                                        Kansas City Life
                                                        Insurance Company


Management's Discussion
and analysis of financial condition and results of operations

Operating earnings progressed over the past three years from $5.68 a share in 1994, to $6.24 a share in 1995, to $6.52 a share in 1996. Operating earnings therefore improved 10 percent in 1995 and 5 percent in 1996. Each of the three years' earnings was a record. Pretax operating margins averaged 13.4 percent over the three years. Over this period net income per share, which includes realized investment gains and a $.24 a share nonrecurring expense in 1994, rose from $6.08 in 1994, to $6.76 in 1995, to $6.84 in 1996. Return on equity averaged 9.84 percent for the three-year period.

Insurance revenues increased 1 percent in 1995 and 7 percent in 1996. These revenues include policy charges on the interest sensitive products which rose 6 percent in 1995 and 7 percent in 1996. These charges principally arise from universal life products for the cost of insurance and expense loads.
Insurance revenues also include premiums on traditional types of insurance which declined 3 percent in 1995, but rose 8 percent in 1996. Premiums from a closed block of home health care business and single premium annuity receipts declined in both years. However, double-digit growth in group life and group dental premiums provided overall premium growth in 1996. Insurance in force exceeded $22 billion in 1996 for the first time and grew 6 percent for the year.

Sales, in terms of new annualized premiums, rose 3 percent in 1996 due to double-digit growth in both group dental premiums and Sunset Life's individual life premiums, and 5 percent growth in Old American's sales of whole life final expense policies to seniors. These increases were partially offset by a 12 percent decrease in sales of individual life insurance at Kansas City Life. In 1995 consolidated sales declined 3 percent as triple-digit growth in group dental premiums was offset by double-digit declines in Old American and Kansas City Life's individual insurance sales. As part of an ongoing program to reverse sales trends in its core individual insurance business, the Company revised and improved its individual product portfolio for 1997 and is actively recruiting sizable, seasoned sales agencies capable of impacting sales performance in the coming year.

Investment income improved 8 percent in 1995 and then declined 1 percent in 1996. These comparisons were impacted by a $4.0 million one-time receipt of mortgage income in 1995. Excluding this item, investment earnings increased 6 percent in 1995 and 1 percent in 1996. The net investment yield on the portfolio declined 35 basis points during 1996 to 7.68 percent. The portfolio yield had risen the two preceding years. Half of the yield decline in 1996 resulted from the $4.0 million receipt noted above. Additionally, yields available in the marketplace were generally below the average yield of the portfolio. Investment spreads widened in 1994 and 1995 but narrowed slightly in 1996 due to market conditions. Realized investment gains declined the past two years due to decisions made in managing the portfolio's total return.

Benefits experience was mixed the past three years. Mortality experience in the individual lines was largely unchanged from 1994 to 1995, but improved in 1996. However, group claims experience was considerably more volatile. This experience was in line with historical averages in 1994, better than these averages in 1995 and then considerably worse in 1996. This deterioration occurred principally in the group dental line and premium increases will be applied as rapidly as possible. Additionally, claims experience in the individual home health line, which has not been offered since early 1993, was decidedly adverse in all three years. Rate increases are being pursued on this block of business. Lastly, the Company's flexible annuity surrenders rose as a percent of funds available to be surrendered; from 9.3 percent in 1994, to 10.9 percent in 1995, to 12.1 percent in 1996. This experience largely reflects changing consumer preferences towards variable annuities. As noted above, Kansas City Life began offering variable annuities in late 1995. While these surrenders truncate future earnings streams, they have little current earnings impact.

Kansas City Life has focused on expense reductions and operating efficiencies for the past eight years. As a result, home office operating expenses declined in five of those years and were held level in 1996. Expenses declined, on average, 1 percent a year over the eight-year period. This record is a considerable accomplishment considering that salaries and benefits comprise the bulk of the Company's expenses and that an individual's salary increased three to five percent annually over this period. This degree of cost restraint will be difficult to match in coming years, so future gains in efficiency will require accelerated revenue growth, whether by internally generated sales growth, or through acquisitions of business, or a combination of both.

Amortization of deferred acquisition costs fluctuated year-to-year as interest sensitive products' amortization schedules were reassessed quarterly based upon the profit margins realized each quarter. However, assumptions were not unlocked since assumed total gross margins over the life of the business were unchanged.

The Company's effective Federal income tax rate declined from 32 percent in 1994, to 30 percent in 1995, to 29 percent in 1996. Much of this improvement resulted from investments which generated affordable housing tax credits. These investments currently total $25.3 million.

A key measure of investment performance is the ability to assess risk, recognize the extent of the risk assumed, and then receive a proper return commensurate with the risk. Kansas City Life prides itself on the quality of its investment portfolio and its ability to assess risk. The Company takes its role as a provider of financial security for its insureds very seriously. The following highlights the solidity underlying each portion of Kansas City Life's portfolio.

Securities comprise the vast majority of the Company's investments. Over
73 percent of the securities are "A" rated or better. Less than 5 percent are considered below investment grade and these securities are held in the belief that they are strong candidates for rating upgrades. No securities are in default as to principal or interest. The entire security portfolio's fair value exceeds its amortized cost by $12.2 million. The Company's Argentinean and Mexican securities were of some concern the past two years and have been closely monitored. These securities, totaling $49.9 million, had an unrealized loss of $180,000 at year end, net of tax. The fair values of these securities generally rebounded during 1996, but one security was written down $1.1 million or $.18 a share, net of tax, to its fair value. None of the other Argentinean and Mexican securities had an appreciable unrealized loss at year end.

Mortgages comprise 10 percent of investments, down from 13 percent three years ago. New mortgages represented 11 percent of the total new investments made by the Company in 1996. The mortgage loan portfolio is broadly distributed geographically, except there are no mortgage loans in the Northeast. Over half of the underlying credits are industrial properties. Delinquent loans and those in foreclosure represent 2.2 percent of the portfolio, below the industry average of 2.6 percent. Restructured loans equal 4.0 percent of the portfolio. A valuation reserve of $8.5 million, established to cover potential future problems in the portfolio, equals 3.3 percent of the portfolio. This reserve was reduced $2.0 million during 1996, generating a $1.3 million realized gain, net of tax. Two loans, with a value of $3.0 million, were foreclosed upon in 1996 and transferred to real estate investments. The portfolio's fair value is estimated to exceed its carrying value by $3.5 million.

Real estate and joint ventures equal 3 percent of total investments, and represented 1 percent of the total investments made in 1996. Real estate acquired through foreclosure represents one-fourth of the real estate investments. As noted above, two properties were added in 1996. Ten of these properties were sold during the year generating a $749,000 gain, net of tax. Nineteen foreclosed properties with a value of $18.2 million were held at year end. These properties are carried at estimated net realizable value. Joint ventures, representing 39 percent of these investments, largely consist of real estate investments which generate the affordable housing tax credits discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates significant cash flows each year as evidenced by the investable funds generated in each of the past three years: $612.9 million in 1994, $568.8 million in 1995 and $507.8 million in 1996. Therefore the Company normally has few liquidity concerns. Borrowings were minor in each of the three years and were only used in support of investment strategies. The Company maintains a $60.0 million bank line of credit for this purpose. No long-term borrowing needs are foreseen for the coming year. The Company performs cash flow testing and matches its assets and liabilities in order to ensure that its obligations will be met. The only commitments outstanding at year end are to fund seven mortgage loans for $7.3 million.

The Company's capital position remains sound. Its statutory equity is four to five times the minimum capital required to support its business, as determined by calculations and guidelines established by the National Association of Insurance Commissioners.

Kansas City Life was named by the Ward Financial Group in 1996 to be among the fifty best life insurance companies in terms of safety and financial performance. This was the third consecutive year for the Company to receive this honor. The Ward Financial Group is a management consulting firm specializing in financial performance information.

SELECTED FINANCIAL DATA
(Thousands, except per share data)

                          1996        1995        1994        1993       1992

Revenues:
  Insurance         $   219,593     205,458     203,827     196,829    188,492
  Investment income,
    net                 186,743     188,087     173,388     163,237    171,581
  Other                  12,662      10,290      10,179       9,609      9,742
    Operating revenues  418,998     403,835     387,394     369,675    369,815
  Realized investment
    gains                 3,013       4,950       6,060      24,648      8,273

                    $   422,011     408,785     393,454     394,323    378,088

Operating income    $    40,357      38,521      34,919      26,033     31,190
Realized investment
  gains, net              1,958       3,217       3,939      16,021      5,460
  Income before
    nonrecurring items   42,315      41,738      38,858      42,054     36,650
Nonrecurring expenses, net    -           -       1,481           -      5,592
  Net income        $    42,315      41,738      37,377      42,054     31,058

Per common share:
  Operating income  $      6.52        6.24        5.68        4.24       5.09
  Realized investment
    gains, net              .32         .52         .64        2.60        .89
    Income before
      nonrecurring items   6.84        6.76        6.32        6.84       5.98
  Nonrecurring expenses, net  -         -           .24           -        .91
    Net income      $      6.84        6.76        6.08        6.84       5.07

  Cash dividends    $      1.68        1.63        1.40        1.36       1.28
  Stockholders' equity:
    As reported     $     74.79       73.99       55.78       61.68      56.49
    Excluding unrealized
      gains and losses    74.31       69.18       64.11       59.48      54.00

Assets              $ 2,954,710   2,903,768   2,663,753   2,651,430  2,510,662
Net return on
  invested assets          7.68%       8.03        7.71        7.65       8.54
Life insurance
  in force          $22,207,697  21,023,702  20,023,820  19,028,772 18,862,336

(The above is not covered by the report of independent auditors)

Consolidated Income Statement
                                                   1996      1995     1994

REVENUES
Insurance revenues:
  Premiums:
    Life insurance                              $103,263   101,341  103,324
    Accident and health                           37,575    29,475   30,896
  Contract charges                                78,755    74,642   69,607
Investment revenues:
  Investment income, net                         186,743   188,087  173,388
  Realized investment gains, net                   3,013     4,950    6,060
Other                                             12,662    10,290   10,179

      TOTAL REVENUES                             422,011   408,785  393,454

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                                  87,940    85,388   79,829
  Surrenders of life insurance                    15,488    16,345   16,490
  Other benefits                                  65,437    53,441   54,146
  Increase in benefit and contract reserves       85,614    89,139   83,158
Amortization of policy acquisition costs          30,086    27,992   29,370
Insurance operating expenses                      78,121    76,557   73,487

      TOTAL BENEFITS AND EXPENSES                362,686   348,862  336,480

Income before Federal income taxes                59,325    59,923   56,974

Federal income taxes:
  Current                                         26,073    22,038   22,845
  Deferred                                        (9,063)   (3,853)  (4,729)

                                                  17,010    18,185   18,116

Income before nonrecurring item                   42,315    41,738   38,858
Postemployment benefits, net                           -         -    1,481

NET INCOME                                      $ 42,315    41,738   37,377


PER COMMON SHARE
  Income before nonrecurring item                  $6.84      6.76    6.32
  Postemployment benefits, net                         -         -     .24

  NET INCOME                                       $6.84      6.76    6.08

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
                                                     1996       1995
ASSETS
Investments:
    Fixed maturities:
       Available for sale, at fair value
         (amortized cost $1,762,091,000;
         $1,604,415,000 -1995)                   $1,759,153   1,647,674
       Held to maturity, at amortized cost
         (fair value $256,042,000;
         $339,911,000 - 1995)                       248,433     320,394
    Equity securities available for sale,
       at fair value (amortized cost
       $71,522,000; $62,352,000 -1995)               79,018      70,837
    Mortgage loans on real estate, net              246,493     235,213
    Real estate, net                                 43,750      48,542
    Real estate joint ventures                       28,356      36,103
    Policy loans                                     94,412      94,312
    Short-term                                       19,642      36,898

        TOTAL INVESTMENTS                         2,519,257   2,489,973

Cash                                                  4,577       9,612
Accrued investment income                            41,847      40,923
Receivables, net                                      6,854       7,228
Property and equipment, net                          24,791      27,866
Deferred acquisition costs                          207,020     192,476
Value of purchased insurance in force                38,031      39,084
Reinsurance assets                                   93,328      89,983
Other                                                 5,089       5,359
Separate account assets                              13,916       1,264

                                                 $2,954,710   2,903,768

LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
    Life insurance                               $  671,204     658,350
    Accident and health                              30,356      27,379
Accumulated contract values                       1,544,714   1,518,968
Policy and contract claims                           35,223      31,919
Other policyholders' funds:
    Dividend and coupon accumulations                43,141      42,610
    Other                                            60,970      56,206
Income taxes:
    Current                                           3,537       2,796
    Deferred                                         19,748      43,230
Other                                                69,037      63,919
Separate account liabilities                         13,916       1,264

        TOTAL LIABILITIES                         2,491,846   2,446,641

Stockholders' equity:
    Common stock, par value $2.50 per share
        Authorized 18,000,000 shares,
        issued 9,248,340 shares                      23,121      23,121
    Paid-in capital                                  14,761      13,039
    Unrealized gains (losses) on securities
      available for sale, net                         2,963      29,740
    Retained earnings                               509,748     477,826
    Less treasury stock, at cost
      (3,058,871 shares; 3,070,435 shares -1995)    (87,729)    (86,599)

        TOTAL STOCKHOLDERS' EQUITY                  462,864     457,127

                                                 $2,954,710   2,903,768


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
                                                    1996     1995     1994

COMMON STOCK, beginning and end of year          $ 23,121   23,121   23,121

PAID-IN-CAPITAL:
    Beginning of year                              13,039   11,847   10,597
    Excess of proceeds over cost of
      treasury stock sold                           1,722    1,192    1,250

    End of year                                    14,761   13,039   11,847

UNREALIZED GAINS (LOSSES) ON SECURITIES
    AVAILABLE FOR SALE:
      Beginning of year                            29,740  (51,345)  13,501
    Unrealized appreciation on cumulative effect
        of accounting change, net                       -        -   14,627
    Unrealized appreciation (depreciation)
        on securities available for sale, net     (26,777)  81,085  (79,473)

    End of year                                     2,963   29,740  (51,345)

RETAINED EARNINGS:
    Beginning of year                             477,826  446,149  417,381
    Net income                                     42,315   41,738   37,377
    Stockholder dividends of $1.68 per share
       ($1.63 - 1995 and $1.40 - 1994)            (10,393) (10,061)  (8,609)

    End of year                                   509,748  477,826  446,149

TREASURY STOCK, at cost:
    Beginning of year                             (86,599) (86,077) (85,643)
    Cost of 27,876 shares acquired
       (17,240 shares - 1995 and
       17,329 shares - 1994)                       (1,501)    (829)    (771)
    Cost of 39,440 shares sold
       (32,709 shares - 1995
       and 35,890 shares - 1994)                      371      307      337

    End of year                                   (87,729) (86,599) (86,077)

        TOTAL STOCKHOLDERS' EQUITY               $462,864  457,127  343,695


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                                    1996     1995     1994

OPERATING ACTIVITIES
Net income                                      $  42,315   41,738   37,377
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment discount, net       (4,071)  (5,215)  (3,882)
    Depreciation                                    4,995    5,265    5,165
    Policy acquisition costs capitalized          (38,639) (40,388) (43,952)
    Amortization of deferred policy
      acquisition costs                            30,086   27,992   29,370
    Realized investment gains                      (3,013)  (4,950)  (6,060)
    Changes in assets and liabilities:
      Future policy benefits                       15,831   15,071   15,747
      Accumulated contract values                   3,183    8,135    8,445
      Other policy liabilities                      5,294    3,852      414
      Income taxes payable and deferred            (8,322)  (1,595)  (4,784)
      Postemployment benefits, net                      -        -    1,481
    Other, net                                      5,886    4,318    2,431

      NET CASH FROM OPERATING ACTIVITIES           53,545   54,223   41,752

INVESTING ACTIVITIES
Investments called, matured or repaid:
  Fixed maturities available for sale             131,545  136,574  203,640
  Fixed maturities held to maturity                79,017   63,433   75,060
  Equity securities available for sale              8,899   13,727   27,876
  Mortgage loans on real estate                    53,430   67,722   35,311
  Decrease (increase) in
    short-term investments, net                    17,256  (17,558) 120,142
  Other                                            10,440    4,884    2,469
Investments sold:
  Fixed maturities available for sale             140,372  165,563   51,124
  Fixed maturities held to maturity                     -    4,207        -
  Equity securities available for sale                963   18,984    3,488
Investments purchased or originated:
  Fixed maturities available for sale            (431,916)(495,766)(574,667)
  Fixed maturities held to maturity                     -        -  (21,533)
  Equity securities available for sale            (18,071) (12,896)  (5,566)
  Real estate joint ventures                       (6,439)  (8,093)  (5,707)
  Mortgage loans on real estate                   (54,161) (31,053)  (8,192)
  Other                                            (2,150)  (1,068)  (1,789)
Net additions to property and equipment              (527)  (2,918)  (1,640)

      NET CASH USED IN INVESTING ACTIVITIES       (71,342) (94,258) (99,984)

FINANCING ACTIVITIES
Proceeds from borrowings                            1,650   22,730      891
Repayment of borrowings                            (1,650) (22,730) (11,446)
Policyowner contract deposits                     164,677  179,135  179,411
Withdrawals of policyowner contract deposits     (142,114)(127,347)(107,354)
Cash dividends to stockholders                    (10,393) (10,061)  (8,609)
Disposition of treasury stock, net                    592      670      816

      NET CASH FROM FINANCING ACTIVITIES           12,762   42,397   53,709

Increase (decrease) in cash                        (5,035)   2,362   (4,523)
Cash at beginning of year                           9,612    7,250   11,773

      CASH AT END OF YEAR                       $   4,577    9,612    7,250

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

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year's presentation. GAAP requires management to make certain estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," was adopted in January 1996, with no impact to the financial statements.

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

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4 .75 percent to 6.75 percent during 1996 (4.79 percent to 7.00 percent during 1995 and 4.50 percent to 7.50 percent during 1994).

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

Calls in the securities portfolio resulted in realized gains in 1994 which increased gross profits above those originally estimated. Calls and realized gains related to them were negligible in 1995 and 1996. In accordance with FASB Statement No. 97, these higher than expected gross profits required the Company to recompute its amortization of deferred acquisition costs retrospectively to the date the amortization was originally determined. This increased the amortization of deferred acquisition costs $804,000 in 1994, or $.08 a share after taxes. This increased amortization was netted against realized investment gains in the accompanying income statement.

Value of Purchased Insurance in Force
The value of Old American's purchased insurance in force was capitalized and is being amortized in proportion to projected future gross profits. This asset was increased $5,030,000 ($5,157,000 - 1995 and $5,310,000 - 1994) for accrual of interest and reduced $6,082,000 ($6,088,000 - 1995 and $6,636,000 - 1994)
for amortization. A 13 percent interest rate was used. Through 1996, total accumulated accrual of interest and amortization equal $27,583,000 and $33,052,000, respectively. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 7.3 percent
- 1997 and 1998, 7.4 percent - 1999, 7.6 percent - 2000 and 7.5 percent -
2001. This percentage was 2.7 percent in 1996.

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

Federal Income Taxes
Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Common Share
Income per common share is based upon the weighted average number of shares outstanding during the year, 6,188,489 shares (6,173,294 shares - 1995 and 6,152,155 shares - 1994).

Statutory Information and Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.
                                                    1996       1995      1994

Net gain from operations for the year             $ 27,345    29,307    29,151
Net income for the year                             25,574    29,484    28,324
Unassigned surplus at December 31                  284,417   268,239   235,226
Stockholders' equity at December 31                234,570   217,801   184,117

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1997 without prior approval is $27,345,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of approximately $36,000,000 in 1996 and $100,000,000 in 1995 and 1994.


INVESTMENTS

Accounting Change
Kansas City Life adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. On that date, the value of securities available for sale at fair value increased stockholders' equity $14,627,000, net of related deferred acquisition costs of $5,068,000 and taxes of $7,876,000. Late in 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided companies with an opportunity for a one-time reassessment and reclassification of securities as of a single measurement date without tainting the held to maturity debt securities classification. On December 31, 1995, the Company reclassified securities with an amortized cost of $14,737,000 from held to maturity to available for sale which increased unrealized gains on securities by approximately $185,000, net of related deferred acquisition costs and taxes.

At December 31, 1996, 88 percent of the Company's securities are categorized as available for sale and are stated at fair value. The resulting adjustment causes significant volatility in these securities' carrying values which affects various calculations that are dependent on stockholders' equity, such as return on equity.

Kansas City Life employs no derivative financial instruments.

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                                  1996     1995      1994

Investment income:
  Fixed maturities                             $150,421  144,242   127,806
  Equity securities                               5,503    6,259     7,563
  Mortgage loans                                 23,127   31,378    29,118
  Real estate                                    13,237   12,342    11,732
  Policy loans                                    6,372    6,174     6,295
  Short-term                                      2,353    2,753     4,437
  Other                                           2,222    2,533     2,433
                                                203,235  205,681   189,384
Less investment expenses                        (16,492) (17,594)  (15,996)

                                               $186,743  188,087   173,388

Realized gains (losses):
  Fixed maturities                             $ (1,862)  (1,718)    1,995
  Equity securities                                 961    4,634     4,568
  Mortgage loans                                  2,000     (108)        -
  Real estate                                     1,894    2,172       300
  Other                                              20      (30)        1
  Deferred acquisition cost amortization for
    realized investment gains                         -        -      (804)

                                               $  3,013    4,950     6,060

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow.

                                                  1996     1995     1994

Available for sale:
  End of year                                  $  4,558   51,744  (86,601)
  Deferred income taxes                          (1,595) (16,013)  27,661
  Effect on deferred acquisition costs                -   (5,991)   7,595

                                               $  2,963   29,740  (51,345)
  Increase (decrease) in net unrealized gains
    during the year:
      Fixed maturities                         $(26,216)  78,876  (55,150)
      Equity securities                            (561)   2,209   (9,696)

                                               $(26,777)  81,085  (64,846)

Held to maturity:
  End of year                                  $  7,609   19,517    2,850

  Increase (decrease) in net unrealized gains
    during the year                            $(11,908)  16,667  (65,820)

Securities
The amortized cost and fair value of investments in securities at December 31,
1996, follow.
                                                            Gross
                                              Amortized   Unrealized    Fair
                                                 Cost   Gains  Losses   Value

Available for sale:
U.S. government bonds                     $  144,299   1,633     518   145,414
Public utility bonds                         254,875   2,755   3,631   253,999
Corporate bonds                              981,157  10,122  17,161   974,118
Mortgage-backed bonds                        253,810   6,473   1,532   258,751
Other bonds                                  114,539     850   2,238   113,151
Redeemable preferred stocks                   13,411     419     110    13,720

Total fixed maturities                     1,762,091  22,252  25,190 1,759,153

Equity securities                             71,522   8,340     844    79,018

                                          $1,833,613  30,592  26,034 1,838,171

Held to maturity:
Public utility bonds                      $  138,592   5,619     306   143,905
Corporate bonds                              104,713   3,387   1,416   106,684
Other bonds                                    5,128     325       -     5,453

                                             248,433   9,331   1,722   256,042

                                          $2,082,046  39,923  27,756 2,094,213

The amortized cost and fair value of investments in securities at December 31, 1995, follow.

                                                           Gross
                                          Amortized     Unrealized      Fair
                                            Cost      Gains   Losses    Value


Available for sale:
U.S. government bonds                    $  138,372   3,479     253    141,599
Public utility bonds                        279,156   7,641   1,612    285,185
Corporate bonds                             865,960  29,744   3,609    892,094
Mortgage-backed bonds                       242,187   9,350     261    251,276
Other bonds                                  65,230     609   1,672     64,168
Redeemable preferred stocks                  13,510     632     790     13,352

Total fixed maturities                    1,604,415  51,455   8,197  1,647,674

Equity securities                            62,352   9,345     859     70,837

                                          1,666,767  60,800   9,056  1,718,511

Held to maturity:
Public utility bonds                        175,700  13,023     114    188,608
Corporate bonds                             138,727   6,969     863    144,834
Other bonds                                   5,967     511       9      6,469

                                            320,394  20,503     986    339,911

                                         $1,987,161  81,303  10,042  2,058 422

All fixed maturity securities produced income in 1996.

The distribution of the fixed maturity securities' contractual maturities follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                                    Amortized     Fair
                                                      Cost        Value

Available for sale:
Due in one year or less                           $   39,749     40,037
Due after one year through five years                286,030    290,506
Due after five years through ten years               731,349    722,058
Due after ten years                                  451,153    447,801
Mortgage-backed bonds                                253,810    258,751

                                                  $1,762,091  1,759,153

Held to maturity:
Due in one year or less                           $   92,171     94,186
Due after one year through five years                 68,567     71,624
Due after five years through ten years                37,613     39,314
Due after ten years                                   50,082     50,918

                                                  $  248,433    256,042

Sales of investments in securities available for sale in 1996, excluding normal maturities and calls, follow.

                                                    1996    1995    1994


Proceeds                                         $141,336  184,547  54,612
Gross realized gains                                1,400    6,416   1,065
Gross realized losses                               1,420    6,527     377

During 1995, the Company sold a held to maturity security with an amortized cost of $4,284,000, resulting in a realized investment loss of $77,000, due to a perceived significant deterioration in the issuer's credit worthiness.

At December 31, 1996, the Company did not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

Mortgage Loans
The Company holds non-income producing mortgage loans equaling $2,077,000 ($2,862,000 - 1995). Mortgage loans are carried net of a valuation reserve of $8,500,000 ($10,500,000 in 1995).

At December 31, 1996 and 1995, the mortgage portfolio is diversified geographically and by property type as follows.

                                           1996                  1995
                                   Carrying     Fair     Carrying     Fair
                                    Amount      Value     Amount      Value

Geographic region:
  Mountain                        $ 75,058     76,163     78,843     82,753
  Pacific                           81,955     82,599     80,334     82,802
  West south central                36,155     36,940     35,541     37,483
  West north central                35,463     36,003     28,172     29,717
  Other                             26,362     26,824     22,823     24,233
  Valuation reserve                 (8,500)    (8,500)   (10,500)   (10,500)

                                  $246,493    250,029    235,213    246,488

Property type:
  Industrial                      $136,266    137,633    104,728    109,247
  Retail                            45,555     46,681     57,246     60,114
  Office                            54,332     55,280     66,404     69,656
  Other                             18,840     18,935     17,335     17,971
  Valuation reserve                 (8,500)    (8,500)   (10,500)   (10,500)

                                  $246,493    250,029    235,213    246,488

As of December 31, 1996, the Company has commitments which expire in 1997 to originate mortgage loans of $7,253,000.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $2,977,000 ($4,322,000 - 1995 and $3,391,000 - 1994).

Mortgage loans acquired in the sale of real estate assets during the year totaled $6,579,000 ($9,571,000 - 1995 and $877,000 - 1994).

Real Estate
Detail concerning the Company's real estate investments follows.

                                                           1996     1995

Penntower office building, at cost:
    Land                                                $  1,106    1,106
    Building                                              17,644   17,543
    Less accumulated depreciation                         (9,303)  (8,721)
Foreclosed real estate, at lower of
    cost or net realizable value                          18,218   22,736
Other investment properties, at cost:
    Land                                                   3,370    3,370
    Buildings                                             25,907   24,890
    Less accumulated depreciation                        (13,192) (12,382)

                                                        $ 43,750   48,542

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $5,227,000 ($7,378,000 - 1995) to reflect net realizable value.

The Company held non-income producing real estate equaling $758,000 ($931,000
- 1995).

PROPERTY AND EQUIPMENT
                                                             1996      1995


Land                                                      $  1,029    1,029
Home office buildings                                       23,131   23,122
Furniture and equipment                                     24,760   26,382

                                                            48,920   50,533
Less accumulated depreciation                              (24,129) (22,667)

                                                           $24,791   27,866

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

The plans' funded status, reconciled with the amounts recognized in the Company's balance sheet, follows.

                                                          1996      1995

Accumulated postretirement
 benefit obligation:
    Retirees                                            $ 7,750     7,233
    Fully eligible active plan participants               1,904     1,780
    Other active plan participants                        5,803     5,844

                                                         15,457    14,857
    Unrecognized net loss                                  (590)     (722)

                                                        $14,867    14,135

The net periodic postretirement benefit cost included the following components.

                                                       1996     1995    1994

Service cost                                         $  536      314    379
Interest cost                                           794      669    535
Net amortization of experience gains                      -      (93)   (87)

                                                     $1,330      890    827

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 12 percent for 1997, the same as for 1996, and is assumed to decrease gradually to 6 percent in 2005. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $2,040,000 and $1,931,000 as of December 31, 1996 and 1995, respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1996 would increase $268,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent and 7.00 percent at December 31, 1996 and 1995, respectively.


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

                                                             1996      1995
Actuarial present value of accumulated benefit
  obligation, including vested benefits of
  $79,913,000 ($80,212,000 - 1995)                        $ 86,635    81,769

Projected benefit obligation for service
  rendered to date                                        $100,571    96,771
Plan assets at fair value, primarily listed
  corporate and U.S. bonds                                  85,241    85,710
Plan assets less than projected benefit obligation         (15,330)  (11,061)
Items not yet recognized in earnings:
  Net loss from past experience                             15,571    13,885
  Prior service costs                                           14        16
  Net asset at January 1, 1987,
    being recognized over 16 years                          (1,236)   (1,442)

    Net prepaid (unfunded) pension costs                  $   (981)    1,398

                                                         1996     1995   1994
Net pension cost includes:
  Service costs - benefits earned during the period   $ 3,369    2,403  3,178
  Interest cost on projected benefit obligation         6,647    6,156  5,835
  Actual return on plan assets                         (2,951) (14,139) 1,907
  Net amortization and deferral                        (4,547)   7,412 (8,923)

    Net periodic pension cost                         $ 2,518    1,832  1,997

Assumptions were as follows:
  Weighted average discount rate                         7.75%    7.00   8.50
  Weighted average compensation increase                 4.50     5.50   5.50
  Weighted average expected
    long-term return on plan assets                      9.00     9.00   9.00

At December 31, 1996, the Company utilized more recent mortality experience which caused some increase in the benefit obligations.

No contribution was made to the pension plan in 1996 ($992,000 - 1995 and none
- 1994).

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $174,000 ($287,000 -1995 and $111,000 -
1994). The Company also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $318,000 ($405,000 -1995 and $377,000 - 1994).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $2,082,000 ($1,826,000 - 1995 and $1,898,000 - 1994).

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees. The Company made no contributions to this plan between 1994 and 1996.

The Company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits," on January 1, 1994. This statement generally requires the accrual of liabilities for providing benefits, such as severance and disability, to former or inactive employees whose employment ended before becoming eligible for retirement. This accounting change resulted in the immediate recognition of a $1,481,000 transition liability, net of applicable income taxes, reported as a 1994 nonrecurring expense. Statement No. 112 has not materially aff ected operating expenses in any year since then.


FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                                  1996     1995     1994
Federal income tax rate                            35%      35       35
Special tax credits                                (5)      (4)      (2)
Other permanent differences                        (1)      (1)      (1)

Actual income tax rate                             29%      30       32

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                        1996      1995

Deferred tax assets:
  Future policy benefits                             $ 46,518    43,906
  Employee retirement benefits                         13,055    11,598
  Other                                                 5,176     3,073

Gross deferred tax assets                              64,749    58,577

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization                         49,175    47,321
  Basis differences between tax and
    GAAP accounting for investments                    20,093    38,933
  Property and equipment, net                           1,770     2,073
  Value of insurance in force                          11,790    12,116
  Other                                                 1,669     1,364

Gross deferred tax liabilities                         84,497   101,807

  Net deferred tax liability                         $ 19,748    43,230

Federal income taxes paid for the year were $25,332,000 ($19,981,000 - 1995 and $22,684,000 - 1994).

Policyholders' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The Companies do not plan to distribute their policyholders' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyholders' surplus become taxable, the tax computed at current rates would approximate $19,950,000.

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At year-end 1996 this shareholders' surplus was $340,549,000 for Kansas City Life, $62,740,000 for Sunset Life and $38,544,000 for Old American.


SEPARATE ACCOUNTS

These accounts arise from the variable line of business. Their assets are legally segregated and are not subject to the claims which may arise from any other business of the Company. These assets are reported at fair value since the underlying invest ment risks are assumed by the policyholders. Therefore the related liabilities are recorded at amounts equal to the underlying assets. Investment income and gains or losses arising from separate accounts accrue directly to the policyholders and are, therefore, not included in investment earnings in the accompanying income statement. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees and mortality and risk charges.

REINSURANCE
                                                     1996     1995     1994

Life insurance in force (in millions):
    Direct                                        $ 22,180   20 991   19 988
    Ceded                                           (2,742)  (2 442)  (2 073)
    Assumed                                             28       33       36

        Net                                       $ 19,466   18 582   17 951

Premiums:
Life insurance:
    Direct                                        $127,150  124,504  126,652
    Ceded                                          (24,380) (23,292) (23,538)
    Assumed                                            493      129      210

        Net                                       $103,263  101,341  103,324

Accident and health:
    Direct                                        $ 48,694   42,971   42,709
    Ceded                                          (11,370) (13,496) (11,956)
    Assumed                                            251        -      143

        Net                                       $ 37,575   29,475   30,896

Contract charges arise generally from directly issued business. Ceded benefit recoveries were $37,829,000 ($27,613,000 - 1995 and $27,365,000 - 1994).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1996, these policies had a face value of $148,430,000. The reserve for future policy benefits ceded under this agreement was $52,556,000 ($53,649,000 - 1995).

The maximum retention on any one life is $350,000. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for securities are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate assumption 2 percent above the comparable U.S. Treasury rate.

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

The carrying amounts and fair values of the financial instruments follow.

                                                1996               1995
                                         Carrying   Fair    Carrying    Fair
                                          Amount    Value    Amount     Value

Investments:
  Securities available for sale      $1,838,171  1 838,171 1,718,511 1 718,511
  Securities held to maturity           248,433    256,042   320,394   339,911
  Mortgage loans                        246,493    250,029   235,213   246,488

Liabilities:
  Individual and group annuities        862,605    829,261   871,340   842,809
  Supplementary contracts without
    life contingencies                   21,835     21,835    23,343    23,343

The Investments Note provides further details regarding the investments above.


QUARTERLY CONSOLIDATED FINANCIAL DATA (unaudited)

                                           First    Second    Third    Fourth

1996:
Total revenues                          $106,868   102,088   105,677   107,377

Operating income                        $ 11,933    10,002     8,643     9,777
Realized gains, net                          614      (308)      671       982

Net income                              $ 12,547     9,694     9,314    10,759

Per common share:
  Operating income                      $   1.93      1.62      1.39      1.58
  Realized gains, net                        .10      (.05)      .11       .16

   Net income                           $   2.03      1.57      1.50      1.74

1995:
Total revenues                          $ 98,733   100,356   103,041   106,656

Operating income                        $ 10,960     9,255     8,166    10,140
Realized gains, net                           68        27     2,278       844

Net income                              $ 11,028     9,282    10,444    10,984
Per common share:
  Operating income                      $   1.78      1.50      1.32      1.64
  Realized gains, net                        .01         -       .37       .14

   Net income                           $   1.79      1.50      1.69      1.78

CONTINGENT LIABILITY

In January 1996, a division of the Oklahoma Appellate Court issued an opinion reducing a prior $10,700,000 judgment against the Company to $1,300,000 which the Company has accrued. The case arose out of certain actions by one of the Company's agents. In November 1996, an Oklahoma District Court Judge ruled that the Company was also responsible for $2,500,000 of a judgment rendered against the agent in the same case. The Company believes that the court's ruling violates the Company's rights and guarantees under the Oklahoma and Federal Constitutions as well as Oklahoma common and statutory law. The Oklahoma Supreme Court has agreed to hear the Company's appeal. Management believes that damages, if any, related to this matter would not have a material effect on the Company's consolidated results of operations and financial position.

In addition to the above case, the Company and certain of its subsidiaries are defendants in lawsuits involving claims and disputes with policyholders that may include claims seeking punitive damages. Some of these lawsuits arise in jurisdictions such as Alabama where juries sometimes award punitive damages grossly disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any particular lawsuit or proceeding, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. Management believes that the amounts that would ultimately be paid, if any, would have no material effect on the Company's consolidated results of operations and financial position.



Report of Independent Auditors

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company (the Company) as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, the Company changed its method of accounting for investments and postemployment benefits in 1994.

Kansas City, Missouri
January 27, 1997


Stckholder Information

CORPORATE HEADQUARTERS
Kansas City Life Insurance Company
3520 Broadway
Post Office Box 419139
Kansas City, Missouri 64141-6139
Telephone:  (816) 753-7000
Fax: (816) 753-4902
Internet: http://www.kclife.com
E-Mail: Kclife @ Kclife.com

NOTICE OF ANNUAL MEETING
The annual meeting of stockholders will be held at 9 a.m. Thursday, April 24, 1997, at Kansas City Life's corporate headquarters.

TRANSFER AGENT
Sherri Morehead, Assistant Secretary
Kansas City Life Insurance Company
Post Office Box 419139
Kansas City, Missouri 64141-6139

10-K REQUEST
Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.

SECURITY HOLDERS
As of February 10, 1997, Kansas City Life had approximately 855 security holders, including individual participants in security position listings.

STOCK AND DIVIDEND INFORMATION
   Stock Quotation Symbol
   Over-the-Counter_KCLI

                                                                 Dividend
                                                       Bid         Paid
                                                  High    Low   (per share)
1996:
First Quarter                                   $58.25   51.00    $ .42
Second Quarter                                   57.50   52.50      .42
Third Quarter                                    56.50   52.00      .42
Fourth Quarter                                   63.50   53.50      .42
                                                                  $1.68
1995:
First Quarter                                   $44.50   42.00    $ .36
Second Quarter                                   48.00   41.00      .49
Third Quarter                                    50.50   48.00      .39
Fourth Quarter                                   52.00   51.00      .39
                                                                  $1.63

The above includes a special $.10 per share dividend in the second quarter, 1995 commemorating the Company's Centennial.

A quarterly dividend of $.44 per share was paid February 24, 1997.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

Dividend Restrictions
Refer to the Significant Accounting Policies Note to the Consolidated Financial Statements.