Form 10-K, Exhibit 13
period 1997-12-31
KANSAS CITY LIFE INSURANCE CO
filed 1998-03-25
CIK 54473

MANAGEMENT'S DISCUSSION
and analysis of financial condition and results of operations

Operating Results

Operating income per share rose 5 percent in 1996 to $6.52 but declined 12 percent during 1997 to $5.72 a share. Operating income excludes realized investment gains. These gains declined in 1996 to $3.0 million but rose to $14.5 million in 1997 due to portfolio strategy decisions made by management in order to maximize the investment portfolio's total return. Including these gains, net income increased 1 percent in 1996 to $6.84 a share and rose 6 percent to $7.25 a share during 1997. Pretax operating margins averaged 12.6 percent from 1995 through 1997 while return on equity averaged 9.70 percent annually.

The Company acquired a block of traditional and interest sensitive life insurance during the third quarter of 1997 for $51.4 million, net of related income tax benefits. This block adds $27 million in insurance revenues annually, $3.8 billion of insurance in force and $330 million of assets and liabilities. The block provided $13.1 million of insurance revenues for the portion of 1997 that Kansas City Life owned the block. Comparisons offered throughout the following discussion exclude the purchase in order to provide more valid comparisons.

The following discusses Kansas City Life's performance over the past three years in generating insurance revenues and how profitability from revenues emerged and changed year-to-year by assessing each of the four sources of earnings for the Company.

Insurance Revenues

Total insurance revenues rose 7 percent in 1996 and 5 percent in 1997. Contract charges arising from the interest sensitive and variable lines rose 6 percent in both 1996 and 1997. Life insurance premiums rose slightly in 1996 and were unchanged in 1997. Accident and health premiums rose 27 percent and 20 percent in 1996 and 1997, respectively, largely due to growth in group dental premiums. Universal life accounted for 29 percent of total statutory premiums in 1997, flexible annuities 13 percent, variable products 10 percent, group coverages 16 percent and traditional lines 32 percent.

Sales, in terms of new annualized premiums, rose slightly in 1996 and the foundation was laid that year for significant sales growth the following year. A variable annuity product was introduced in late 1995 and a variable universal life product was added during 1996. These products allowed the Company to more effectively recruit seasoned, sizable agencies. Agencies recruited during 1997, combined with strong efforts from existing core agencies, resulted in 20 percent sales growth for the year. New variable premiums equaled $34.2 million in 1997, providing nearly one-third of total sales. The variable products generated all of the year's sales growth. The sales outlook for the coming year is encouraging since recruiting results are expected to remain strong throughout 1998.

Sources of Earnings

A life insurance company's profits generally evolve from the following four sources.

  Investment Margin - Interest spreads on the interest sensitive products were maintained in 1996 and 1997. Traditional-type products, however, were impacted negatively by declining interest rates and market yields on new money which were below portfolio yields. This lowered portfolio yields, thus dampening these lines' investment results.

   Overall investment income declined 1 percent in 1996 and 2 percent in 1997. Earnings comparisons in 1996 were impacted by a $4.0 million one-time receipt of mortgage income in 1995. Excluding this item, investment earnings rose 1 percent in 1996. Investment income was impacted by market yields which were below portfolio yields and declining investment assets in 1997. This decline was principally due to the shift in product mix towards variable products. Funds provided by variable products are invested in separate account assets, not in the Company's general investments. The portfolio's total return was bolstered each year by gains realized largely in the securities and real estate portfolios.

   The quality of the Company's investment portfolio remains high. Nearly 96 percent of the securities portfolio is investment grade. Past concerns over Argentinean and Mexican securities have waned. Such investments currently total $35.3 million with an unrealized gain of $158,000. The Company has little exposure to the Asian woes. There were two securities defaults totaling $7.0 million. Mortgage loans in delinquency or in the process of foreclosure represent just 0.3 percent of the portfolio, half of the industry average. Restructured mortgage loans represent 2.6 percent of the mortgage portfolio. Three mortgage loans, carried at $3.2 million, were acquired during 1997 and transferred to real estate. The estimated fair value of the mortgage portfolio exceeds its carrying value by $7 million. The estimated fair value of the real estate and joint venture investments currently exceed their carrying value by $30 million. Eleven foreclosed properties were sold during the year at a $359,000 gain, net of tax. The Company currently holds 14 properties, valued at $13.4 million, which were acquired through foreclosure.

  Mortality Margin - Mortality  experience was favorable all three years for the parent company, Kansas City Life. However, mortality experience deteriorated at the two insurance subsidiaries in 1997. Mortality experience, by its nature, varies year-to-year. However, after a careful review of Old
   American's mortality experience, steps were initiated in early 1998 to strengthen its underwriting process. Also, Old American's home health care line experienced adverse claims experience the past several years. Additional reserves totaling $2.9 million were established in 1997 with the intent of preventing future earnings erosion in this block. Finally, claims experience is also crucial to the group line of business. Group claim ratios were historically low in 1995, but were considerably higher the past two years due to the group dental line. In response, premium increases are being enacted where possible and certain dental coverages will no longer be offered in a few specific states.

  Operating Expenses - Home office expenses rose just 1 percent a year, on average, over the eight-year period from 1989 through 1996. A concerted effort was made in 1997 to achieve significant sales growth and, partially as a result, these expenses rose 7 percent in 1997. Excluding increased marketing costs, these expenses rose 2 percent. The revenue growth achieved as a result of this effort, combined with the purchase of a sizable block of business, allowed the Company to make continued progress in lowering its unit costs and improving efficiency.

   Kansas City Life is making good progress on converting its computer systems to be year 2000 compliant. It is anticipated that this conversion will be completed by the first quarter of 1999 at the latest. These conversion costs are expensed as incurred. Incremental costs related to this endeavor have been, and are expected to remain, quite minor.

   The amortization of deferred acquisition costs fluctuated year-to-year as interest sensitive products' amortization schedules were reassessed quarterly based upon the profit margins realized quarterly. However, assumptions were not unlocked since the assumed total gross margins over the life of the business were unchanged.

  Surrender Margin - Policy  surrenders have a minor,  but beneficial,  earnings impact in the year they occur due to surrender charges levied against most surrenders. However policy surrenders truncate future earnings streams.
   Surrenders of universal and  traditional  life  business,  as a percentage of values available to be surrendered, were largely unchanged over the three-year period. Surrenders of flexible annuities rose over the three-year period principally due to shifting consumer preferences towards variable annuities, a product Kansas City Life introduced in late 1995.

The Company's effective Federal income tax rate declined from 30 percent in 1995 to 28 percent in 1997. This decline is largely due to investments in real estate ventures which generate affordable housing tax credits. Such investments currently total $40.3 million.

Changes in Reporting Regulations

A new accounting guideline, which became effective for 1997, Financial Accounting Standard No. 128, "Earnings Per Share", did not impact the Company's computation of earnings per share. Two new guidelines will become effective in 1998 which will impact certain reporting disclosures. Standard No. 130, "Reporting Comprehensive Income", requires that all components of comprehensive income, including the change in unrealized investment gains and losses, be displayed prominently as well as report an amount representing total comprehensive income for the period. Kansas City Life will adopt this standard for the first quarter of 1998 and reclassify comparative financial statements. Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", establishes requirements for annual and interim reporting of segment information including products and services, geographic areas and major customers. Kansas City Life is studying these requirements and will adopt this standard by year end 1998.

Liquidity and Capital Resources

Kansas City Life plays a key role in the economy as a provider of capital. New investments in securities, mortgage loans and real estate projects averaged $717.9 million annually the past three years. Liquidity is normally not a concern. Borrowing has been minor and limited to supporting investment strategies. Future investment commitments are minimal. Kansas City Life performs cash flow testing and asset liability matching to ensure future cash flows will be sufficient to meet future cash needs for benefits payments.

Cash provided by operating activities, combined with financing activities associated with contract deposits, averaged $77.1 million annually the past three years. However, this amount declined to $49.2 million in 1997 from $76.1 million a year earlier. This reflects increased surrenders of flexible annuities as discussed earlier and the increasing importance of variable products to the product mix and to revenue growth. Investable cash generated by variable products is segregated in separate accounts and is not available for general investing by the Company.

The Company's statutory equity is over five times the minimum capital required to support its book of business, as determined by calculations and guidelines established by the National Association of Insurance Commissioners.

Kansas City Life was honored for the fourth consecutive year by the Ward Financial Group as being among the fifty best life insurance companies in terms of financial safety and performance.


SELECTED FINANCIAL DATA
(Thousands, except per share data)

                          1997       1996       1995       1994       1993
Revenues:
 Insurance          $   244 695    219 593    205 458    203 827    196 829
 Investment
   income, net          193 696    186 743    188 087    173 388    163 237
 Other                    9 998      9 768      8 882      9 066      8 741
   Operating
     revenues           448 389    416 104    402 427    386 281    368 807
 Realized
   investment gains      14 505      3 013      4 950      6 060     24 648

                    $   462 894    419 117    407 377    392 341    393 455

Operating income    $    35 433     40 357     38 521     34 919     26 033
Realized investment
 gains, net               9 428      1 958      3 217      3 939     16 021
 Income before
 nonrecurring items      44 861     42 315     41 738     38 858     42 054
Nonrecurring
 expenses, net                -          -          -      1 481          -

 Net income         $    44 861     42 315     41 738     37 377     42 054

Per common share:
 Operating income   $      5.72       6.52       6.24       5.68       4.24
 Realized investment
  gains, net               1.53        .32        .52        .64       2.60
 Income before
 nonrecurring items $      7.25       6.84       6.76       6.32       6.84
 Nonrecurring
  expenses, net               -          -          -        .24          -

 Net income         $      7.25       6.84       6.76       6.08       6.84

 Cash dividends     $      1.76       1.68       1.63       1.40       1.36
 Stockholders'
  equity:
   As reported      $     85.68      74.79      73.99      55.78      61.68
   Excluding
    unrealized
    gains and losses      79.79      74.31      69.18      64.11      59.48

Assets              $ 3 439 452  2 954 710  2 903 768  2 663 753  2 651 430
Net return on
 invested assets           7.40%      7.68       8.03       7.71       7.65
Life insurance
 in force           $26 595 709 22 148 738 21 023 702 20 023 820 19 028 772

The above is not covered by the report of independent auditors. Per common share earnings information represents both basic and diluted earnings per common share.



CONSOLIDATED INCOME STATEMENT
                                                  1997     1996    1995
REVENUE
Insurance revenues:
  Premiums:
    Life insurance                             $106 051  103 263  101 341
    Accident and health                          44 931   37 575   29 475
  Contract charges                               93 713   78 755   74 642
Investment revenues:
  Investment income, net                        193 696  186 743  188 087
  Realized investment gains, net                 14 505    3 013    4 950
  Other                                           9 998    9 768   10 290

    TOTAL REVENUES                              462 894  419 117  408 785

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                                100 037   87 940   85 388
  Surrenders of life insurance                   14 999   15 488   16 345
  Other benefits                                 71 338   65 437   53 441
  Increase in benefit and contract reserves      86 804   85 614   89 139
Amortization of policy acquisition costs         35 712   30 086   27 992
Insurance operating expenses                     91 381   75 227   76 557

    TOTAL BENEFITS AND EXPENSES                 400 271  359 792  348 862

Income before Federal income taxes               62 623   59 325   59 923

Federal income taxes:
  Current                                        15 073   26 073   22 038
  Deferred                                        2 689   (9 063)  (3 853)

                                                 17 762   17 010   18 185

NET INCOME                                     $ 44 861   42 315   41 738

Basic and diluted earnings per share              $7.25     6.84     6.76

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEET
                                                  1997        1996
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value
     (amortized cost $1,952,741,000;
        $1,762,091,000 - 1996)                $2 004 516      1 759 153
    Held to maturity, at amortized cost
     (fair value $151,495,000;
        $256,042,000 - 1996)                     145 661        248 433
  Equity securities available for sale,
     at fair value (cost $107,034,000;
        $71,522,000 - 1996)                      114 986         79 018
  Mortgage loans on real estate, net             270 054        246 493
  Real estate, net                                36 764         43 750
  Real estate joint ventures                      43 347         28 356
  Policy loans                                   123 186         94 412
  Short-term                                      74 341         19 642
  Other                                            7 500              -

        TOTAL INVESTMENTS                      2 820 355      2 519 257

Cash                                              50 927          4 577
Accrued investment income                         42 385         41 847
Receivables, net                                  10 204          6 854
Property and equipment, net                       23 628         24 791
Deferred acquisition costs                       209 826        207 020
Value of purchased insurance in force            108 458         38 031
Reinsurance assets                                99 593         93 328
Other                                             16 096          5 089
Separate account assets                           57 980         13 916
                                              $3 439 452      2 954 710

LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                              $  766 583        671 204
  Accident and health                             37 155         30 356
Accumulated contract values                    1 755 133      1 544 714
Policy and contract claims                        37 569         35 223
Other policyholders' funds:
  Dividend and coupon accumulations               62 056         43 141
  Other                                           68 861         60 970
Income taxes:
  Current                                         16 113          3 537
  Deferred                                        39 917         19 748
Other                                             67 491         69 037
Separate account liabilities                      57 980         13 916

        TOTAL LIABILITIES                      2 908 858      2 491 846

Stockholders' equity:
  Common stock, par value $2.50 per share
    Authorized 18,000,000 shares,
      issued 9,248,340 shares                     23 121         23 121
  Paid-in capital                                 16 256         14 761
  Unrealized gains on securities
    available for sale, net                       36 448          2 963
  Retained earnings                              543 715        509 748
  Less treasury stock, at cost
    (3,055,275 shares; 3,058,871 shares -1996)    (88 946)       (87 729)

TOTAL STOCKHOLDERS' EQUITY                       530 594        462 864

                                              $3 439 452      2 954 710

See accompanying Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                1997     1996     1995

COMMON STOCK, beginning and end of year     $ 23 121    23 121    23 121

PAID IN CAPITAL:
  Beginning of year                           14 761    13 039    11 847
  Excess of proceeds over
    cost of treasury stock sold                1 495     1 722     1 192

      End of year                             16 256    14 761    13 039

UNREALIZED GAINS (LOSSES ON SECURITIES
  AVAILABLE FOR SALE:
    Beginning of year                          2 963    29 740   (51 345)
    Unrealized appreciation (depreciation)
      on securities available for sale, net   33 485   (26 777)   81 085

      End of year                             36 448     2 963    29 740

RETAINED EARNINGS:
  Beginning of year                          509 748   477 826   446 149
  Net income                                  44 861    42 315    41 738
  Stockholder dividends of $1.76 per share
    ($1.68 - 1996 and $1.63 - 1995)          (10 894)  (10 393)  (10 061)

      End of year                            543 715   509 748   477 826

TREASURY STOCK, at cost:
  Beginning of year                          (87 729)  (86 599)  (86 077)
  Cost of 20,090 shares acquired
    (27,876 shares - 1996 and
      17,240 shares - 1995)                   (1 440)   (1 501)     (829)
  Cost of 23,686 shares sold
    (39,440 shares - 1996 and
      32,709 shares - 1995)                      223       371       307

      End of year                            (88 946)  (87 729)  (86 599)

        TOTAL STOCKHOLDERS' EQUITY          $530 594   462 864   457 127


See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
                                              1997       1996      1995
OPERATING ACTIVITIES
Net income                                $  44 861     42 315    41 738
Adjustments to reconcile net income to
  net cash from operating activities:
   Amortization of investment discount, net  (1 290)    (4 071)   (5 215)
   Depreciation                               5 379      4 995     5 265
   Policy acquisition costs capitalized     (42 170)   (38 639)  (40 388)
   Amortization of deferred
    policy acquisition costs                 35 712     30 086    27 992
   Realized investment gains                (14 505)    (3 013)   (4 950)
   Changes in assets and liabilities:
     Future policy benefits                  16 227     15 831    15 071
     Accumulated contract values             (9 933)     3 183     8 135
     Other policy liabilities                 7 137      5 294     3 852
     Income taxes payable and deferred        4 768     (8 322)   (1 595)
   Other, net                                (3 685)     5 886     4 318

   NET CASH PROVIDED                         42 501     53 545    54 223

INVESTING ACTIVITIES Investments called, matured or repaid:
  Fixed maturities available for sale       163 867    131 545   136 574
  Fixed maturities held to maturity         106 188     79 017    63 433
  Equity securities available for sale       31 473      8 899    13 727
  Mortgage loans on real estate              47 048     53 430    67 722
  Other                                         278       (100)    1 542
Investments sold:
  Fixed maturities available for sale       503 351    140 372   165 563
  Fixed maturities held to maturity               -          -     4 207
  Other                                      19 969     11 503    22 326
Investments purchased or originated:
  Fixed maturities available for sale      (855 980)  (431 916) (495 766)
  Equity securities available for sale      (69 434)   (18 071)  (12 896)
  Real estate joint ventures                (16 731)    (6 439)   (8 093)
  Mortgage loans on real estate             (68 599)   (54 161)  (31 053)
  Decrease (increase) in
    short-term investments, net             (54 699)    17 256   (17 558)
  Other                                      (9 144)    (2 150)   (1 068)
Acquisition of life block:
  Cash received net of purchase price paid  213 092          -         -
Net additions to property and equipment      (2 872)      (527)   (2 918)

        NET CASH PROVIDED (USED)              7 807    (71 342)  (94 258)

FINANCING ACTIVITIES
Proceeds from borrowings                    245 050      1 650    22 730
Repayment of borrowings                    (245 050)    (1 650)  (22 730)
Policyowner contract deposits               169 699    164 677   179 135
Withdrawals of policyowner
  contract deposits                        (163 041)  (142 114) (127 347)
Cash dividends to stockholders              (10 894)   (10 393)  (10 061)
Disposition of treasury stock, net              278        592       670

        NET CASH PROVIDED (USED)             (3 958)    12 762    42 397

Increase (decrease) in cash                  46 350     (5 035)    2 362
Cash at beginning of year                     4 577      9 612     7 250

        CASH AT END OF YEAR              $   50 927      4 577     9 612

See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are generally stated in thousands, except per share data.)

SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 48 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive and variable products.

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

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4.75 percent to 6.50 percent during 1997 (4.75 percent to 6.75 percent during 1996 and 4.79 percent to 7.00 percent during 1995).

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

Value of Purchased Insurance in Force
The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and, in 1997, the acquisition of a life insurance block of business is being amortized in proportion to projected future gross profits. This asset was increased $76,533,000 for the acquisition of the life insurance block of business and $8,856,000 ($5,030,000 -1996 and $5,157,000 - 1995) for
accrual of interest and reduced $14,962,000  ($6,082,000 - 1996 and $6,088,000 -
1995) for amortization. The increase for accrual of interest was calculated using a 13.0 percent interest rate for the life insurance subsidiary and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Through 1997, total accumulated accrual of interest and amortization equal $35,496,000 and $47,071,000, respectively. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 6.9 percent - 1998,
6.8  percent - 1999,  6.7  percent - 2000,  6.5 percent - 2001 and 6.1 percent -
2002.

Participating Policies
Participating business at year end approximates 15 percent of the consolidated life insurance in force. The amount of dividends to be paid is determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend scales contemplated at the time the policies were issued. Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

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

Income Per Share
In 1997 the Company adopted Financial Accounting Standard No. 128, "Earnings per Share". Due to the Company's capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was 6,190,793 shares (6,188,489 shares - 1996 and 6,173,294 shares - 1995).

Statutory Information and
   Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                                  1997     1996     1995

Net gain (loss) from operations for the year   $(21 214)  27 345   29 307
Net income (loss) for the year                  (18 681)  25 574   29 484
Unassigned surplus at December 31               246 717  284 417  268 239
Stockholders' equity at December 31             197 147  234 570  217 801

The statutory loss reported in 1997 arose from the acquisition of a block of business as discussed in a following Note. In accordance with statutory accounting guidelines for coinsurance transactions, the acquisition reduced statutory earnings and stockholders' equity at the date of acquisition $51.4 million, the purchase price paid less related tax benefits.

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1998 without prior approval is $19,715,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The  Company  is  required  to  deposit a defined  amount of assets  with  state
regulatory  authorities.   Such  assets  had  an  aggregate  carrying  value  of
approximately $36,000,000 ($36,000,000 - 1996 and $100,000,000 - 1995).

INVESTMENTS

Investment Revenues Major categories of investment revenues are summarized as follows.

                                                1997     1996     1995
Investment income:
  Fixed maturities                           $154 393   150 421   144 242
  Equity securities                             7 288     5 503     6 259
  Mortgage loans                               23 984    23 127    31 378
  Real estate                                  10 350    13 237    12 342
  Policy loans                                  7 296     6 372     6 174
  Short-term                                    3 612     2 353     2 753
  Other                                         3 132     2 222     2 533

                                              210 055   203 235   205 681
Less investment expenses                      (16 359)  (16 492)  (17 594)

                                             $193 696   186 743   188 087
Realized gains (losses:
  Fixed maturities                           $  4 778    (1 862)   (1 718)
  Equity securities                             3 702       961     4 634
  Mortgage loans                                    -     2 000      (108)
  Real estate                                   6 025     1 894     2 172
  Other                                             -        20       (30)

                                             $ 14 505     3 013     4 950

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow.

                                                1997      1996      1995
Available for sale:
  End of year                                $ 59 727     4 558    51 744
  Deferred income taxes                       (19 627)   (1 595)  (16 013)
  Effect on deferred acquisition costs         (3 652)        -    (5 991)

                                             $ 36 448     2 963    29 740

  Increase (decrease) in net unrealized gains during the year:
    Fixed maturities                         $ 33 209   (26 216)   78 876
    Equity securities                             276      (561)    2 209

                                             $ 33 485   (26 777)   81 085
Held to maturity:
  End of year                                $  5 834     7 609    19 517

  Increase (decrease) in
    net unrealized gains during the year     $ (1 775)  (11 908)   16 667

The Company's securities categorized as available for sale are stated at fair value. The resulting adjustment to fair value results in significant volatility on stockholders' equity and the various calculations that are dependent on stockholders' equity, such as return on equity.

Securities
The amortized cost and fair value of investments in securities at December 31, 1997, follow.

                                                Gross
                                 Amortized    Unrealized      Fair
                                   Cost      Gains  Losses    Value
Available for sale:
U.S. government bonds           $  135 182   3 166    297    138 051
Public utility bonds               281 781   6 956    662    288 075
Corporate bonds                  1 130 938  34 827  3 315  1 162 450
Mortgage-backed bonds              315 621   9 416    375    324 662
Other bonds                         81 469   2 260    425     83 304
Redeemable preferred stocks          7 750     261     38      7 974

Total fixed maturities           1 952 741  56 886  5 112  2 004 516

Equity securities                  107 034   8 709    757    114 986

                                 2 059 775  65 595  5 869  2 119 502

Held to maturity:
Public utility bonds                50 291   2 494     56     52 729
Corporate bonds                     92 350   3 727    641     95 436
Other bonds                          3 020     310      -      3 330

                                   145 661   6 531    697    151 495

                                $2 205 436  72 126  6 566  2 270 997

The amortized cost and fair value of investments in securities at December 31, 1996, follow.

                                                 Gross
                                 Amortized     Unrealized     Fair
                                   Cost      Gains  Losses    Value
Available for sale:
U.S. government bonds            $ 144 299   1 633    518    145 414
Public utility bonds               254 875   2 755  3 631    253 999
Corporate bonds                    981 157  10 122 17 161    974 118
Mortgage-backed bonds              253 810   6 473  1 532    258 751
Other bonds                        114 539     850  2 238    113 151
Redeemable preferred stocks         13 411     419    110     13 720

Total fixed maturities           1 762 091  22 252 25 190  1 759 153

Equity securities                   71 522   8 340    844     79 018

                                 1 833 613  30 592 26 034  1 838 171

Held to maturity:
Public utility bonds               138 592   5 619    306    143 905
Corporate bonds                    104 713   3 387  1 416    106 684
Other bonds                          5 128     325      -      5 453

                                   248 433   9 331  1 722    256 042

                                $2 082 046  39 923 27 756  2 094 213

All fixed maturity securities produced income in 1997.

The  distribution  of the  fixed  maturity  securities'  contractual  maturities
follows.   However,  expected  maturities  may  differ  from  these  contractual maturities since borrowers may have the right to call or prepay obligations.

                                              Amortized         Fair
                                                Cost            Value
Available for sale:
Due in one year or less                      $   60 259         60 510
Due after one year through five years           290 534        295 928
Due after five years through ten years          706 504        717 050
Due after ten years                             579 823        606 366
Mortgage-backed bonds                           315 621        324 662

                                             $1 952 741      2 004 516

Held to maturity:
Due in one year or less                      $   27 043         27 342
Due after one year through five years            50 554         53 023
Due after five years through ten years           28 944         30 892
Due after ten years                              39 120         40 238

                                             $  145 661        151 495

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                             1997      1996      1995

Proceeds                                  $509 502   141 335   184 547
Gross realized gains                        11 597     1 400     6 416
Gross realized losses                        2 349     1 420     6 527

At December 31, 1997, the Company did not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

Kansas City Life employs no derivative financial instruments.

The Company maintains a $60 million bank line of credit which may be used to support investment strategies. This line is unused at December 31, 1997, and will expire in April 1998.

Mortgage Loans
The  Company  holds  non-income   producing  mortgage  loans  equaling  $327,000
($2,077,000 - 1996). Mortgage loans are carried net of a valuation reserve of $8,500,000 ($8,500,000 - 1996).

At  December  31,  1997  and  1996,   the  mortgage   portfolio  is  diversified
geographically and by property type as follows.

                                     1997                   1996
                               Carrying    Fair       Carrying    Fair
                                Amount     Value       Amount     Value
Geographic region:
  East north central           $ 26 937   27 421        21 890   22 162
  Mountain                       64 602   66 321        75 058   76 163
  Pacific                        91 963   94 366        81 955   82 599
  West south central             32 997   33 961        36 155   36 940
  West north central             55 320   56 485        35 463   36 003
  Other                           6 735    7 017         4 472    4 662
  Valuation reserve              (8 500)  (8 500)       (8 500)  (8 500)

                               $270 054  277 071       246 493   250 029
Property type:
  Industrial                   $170 199  174 278       136 266   137 633
  Retail                         29 532   30 531        45 555    46 681
  Office                         58 658   60 267        54 332    55 280
  Other                          20 165   20 495        18 840    18 935
  Valuation reserve              (8 500)  (8 500)       (8 500)   (8 500)

                               $270 054  277 071       246 493   250 029

As of December 31, 1997, the Company has commitments which expire in 1998 to originate mortgage loans of $13,794,000 and to advance $10,454,000 on an existing short-term line of credit.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $3,189,000 ($2,977,000 - 1996 and $4,322,000 - 1995).

Mortgage loans acquired in the sale of real estate assets during the year totaled $4,299,000 ($6,579,000 - 1996 and $9,571,000 - 1995).

Real Estate
Detail concerning the Company's real estate investments follows.

                                                    1997       1996
Penntower office building, at cost:
  Land                                           $  1 106      1 106
  Building                                         18 068     17 644
  Less accumulated depreciation                    (9 809)    (9 303)
Foreclosed real estate, at lower of
  cost or net realizable value                     13 362     18 218
Other investment properties, at cost:
  Land                                              3 214      3 370
  Buildings                                        24 216     25 907
  Less accumulated depreciation                   (13 393)   (13 192)

                                                 $ 36 764     43 750

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $3,686,000 ($5,227,000 - 1996) to reflect net realizable value.

The Company held non-income  producing real estate equaling $820,000 ($758,000 -
1996).


PROPERTY AND EQUIPMENT
                                                     1997      1996

Land                                             $  1 029     1 029
Home office buildings                              23 149    23 131
Furniture and equipment                            27 502    24 760

                                                   51 680    48 920
Less accumulated depreciation                     (28 052)  (24 129)

                                                  $23 628    24 791

Property  and   equipment  are  stated  at  cost  and   depreciated   using  the
straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.


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

The plans' funded status, reconciled with the amounts recognized in the Company's balance sheet, follows.

                                                      1997     1996
Accumulated postretirement benefit obligation:
  Retirees                                          $ 6 516    7 750
  Fully eligible active plan participants             2 914    1 904
  Other active plan participants                      8 242    5 803

                                                     17 672   15 457
  Unrecognized net loss                              (1 735)    (590)

                                                    $15 937   14 867

The net periodic postretirement benefit cost included the following components.

                                                  1997    1996   1995

Service cost                                    $  560     536    314
Interest cost                                      930     794    669
Net amortization of experience gains                (6)      -    (93)

                                                $1 484   1 330    890

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 10 percent for 1998, and is assumed to decrease gradually to 6 percent in 2004. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $2,207,000 and $2,040,000 as of December 31, 1997 and 1996,
respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1997 would increase $312,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent and 7.75 percent at December 31, 1997 and 1996, respectively.


EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company annually funds an amount greater than the minimum required by ERISA but no more than the maximum deductible for Federal income tax purposes. Contributions provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The table below outlines the plan's funded status and those amounts recognized in the Company's financial statements.

                                                        1997       1996
Actuarial present value of accumulated benefit
  obligation, including vested benefits of
  $94,698,000 ($79,913,000 - 1996)                    $102 846     86 635
Projected benefit obligation for service
  rendered to date                                    $119 651    100 571
Plan assets at fair value, primarily
  listed corporate and U.S. bonds                       95 899     85 241
Plan assets less than projected benefit obligation     (23 752)   (15 330)
Items not yet recognized in earnings:
  Net loss from past experience                         25 452     15 571
  Prior service costs                                       12         14
  Net asset at January 1, 1987, being recognized
    over 16 years                                       (1 030)    (1 236)

    Net prepaid (unfunded) pension costs              $    682       (981)


                                                     1997    1996    1995
Net pension cost includes:
  Service costs - benefits earned
    during the period                             $ 3 150   3 369   2 403
  Interest cost on projected benefit obligation     7 823   6 647   6 156
  Actual return on plan assets                     (9 752) (2 951)(14 139)
  Net amortization and deferral                     2 354  (4 547)  7 412

        Net periodic pension cost                $  3 575   2 518   1 832

Assumptions were as follows:
  Weighted average discount rate                     7.25 %  7.75    7.00
  Weighted average compensation increase             4.50    4.50    5.50
  Weighted average expected
    long-term return on plan assets                  9.00    9.00    9.00

At December 31, 1996, the Company utilized more recent mortality experience which caused some increase in the benefit obligations.

The 1997 contribution to the pension plan was $4,967,000 (none - 1996 and $992,000 - 1995).

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $133,000 ($174,000 -1996 and $287,000 - 1995). The Company
also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $226,000 ($318,000 - 1996 and $405,000 - 1995).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $2,102,000 ($2,082,000 -1996 and $1,826,000 - 1995). The
employees' plan will change for 1998 in that the Company will match employee contributions up to 6 percent of salary and the Company may contribute a profit sharing amount up to 4 percent of salary depending upon the Company's profit performance.

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees. The Company made no contributions to this plan between 1995 and 1997.

Effective January 1, 1998, the Company amended the defined benefit plan for all employees other than those who are age 55 or over with at least 15 years of vested service. For these employees the defined benefit pension plan is converted to a cash balance plan whereby each employee will have a cash balance account. Generally, the cash balance account consists of credits to the account based on an employee's years of service and compensation, and interest credits, which for 1998 will be 7 percent.


FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.
                                                        1997   1996   1995

Federal income tax rate                                  35%    35     35
Special tax credits                                      (6)    (5)    (4)
Other permanent differences                              (1)    (1)    (1)

Actual income tax rate                                   28%    29     30

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                                       1997    1996
Deferred tax assets:
  Future policy benefits                            $ 53 923  46 518
  Employee retirement benefits                        13 104  13 055
  Other                                                2 882   5 176

Gross deferred tax assets                             69 909  64 749

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization                        40 844  49 175
  Basis differences between tax and GAAP
    accounting for investments                        28 080  20 093
  Property and equipment, net                          1 704   1 770
  Value of insurance in force                         36 551  11 790
  Other                                                2 647   1 669

Gross deferred tax liabilities                       109 826  84 497

  Net deferred tax liability                        $ 39 917 (19 748)

Federal income taxes paid for the year were $14,335,000 ($25,332,000 - 1996 and $19,981,000 - 1995).

Policyholders' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life Insurance
Company of America (Sunset Life) and $13,700,000 for Old American Insurance Company (Old American). The Companies do not plan to distribute their policyholders' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyholders' surplus become taxable, the tax computed at current rates would approximate $19,950,000.

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At December 31, 1997, this shareholders' surplus was $348,057,000 for Kansas City Life, $73,170,000 for Sunset Life and $44,703,000 for Old American.


SEPARATE ACCOUNTS

These accounts arise from the variable line of business. Their assets are legally segregated and are not subject to the claims which may arise from any other business of the Company. These assets are reported at fair value since the underlying investment risks are assumed by the policyholders. Therefore the related liabilities are recorded at amounts equal to the underlying assets. Investment income and gains or losses arising from separate accounts accrue directly to the policyholders and are, therefore, not included in investment earnings in the accompanying consolidated income statement. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees and mortality and risk charges.


REINSURANCE
                                                 1997     1996     1995
Life insurance in force (in millions):
  Direct                                      $ 22 800   22 121   20 991
  Ceded                                         (3 375)  (2 742)  (2 442)
  Assumed                                        3 796       28       33

    Net                                       $ 23 221   19 407   18 582

Premiums:
Life insurance:
  Direct                                      $128 491  127 150  124 504
  Ceded                                        (26 262) (24 380) (23 292)
  Assumed                                        3 822      493      129

    Net                                       $106 051  103 263  101 341

Accident and health:
  Direct                                      $ 55 022   48 694   42 971
  Ceded                                        (10 091) (11 370) (13 496)
  Assumed                                            -      251        -

    Net                                       $ 44 931   37 575   29 475

Contract charges arise generally from directly issued business. However contract charges also arise from a block of business assumed during 1997 as described below. Ceded benefit recoveries were $39,483,000 ($37,829,000 - 1996 and $27,613,000 - 1995).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1997, these policies had a face value of $136,519,000. The reserve for future policy benefits ceded under this agreement was $51,003,000 ($52,556,000 - 1996).

As discussed in a following Note, the Company acquired a block of life insurance business through a reinsurance treaty during 1997. At December 31, 1997, the block had $3.8 billion of insurance in force, future policy benefits of $88,476,000 and accumulated contract values of $213,300,000. During 1997, life insurance premiums of $3,096,000 and contract charges of $9,997,000 were recognized related to this block.

The maximum retention on any one life is $350,000 for ordinary life plans and $100,000 for group coverage. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.


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

The carrying amounts and fair values of the financial instruments follow.

                                          1997                 1996
                                  Carrying     Fair     Carrying    Fair
                                   Amount     Value      Amount     Value
Investments:
  Securities available
    for sale                    $2 119 502  2 119 502  1 838 171  1 838 171
  Securities held
    to maturity                    145 661    151 495    248 433    256 042
  Mortgage loans                   270 054    277 071    246 493    250 029

Liabilities:
  Individual and
    group annuities                830 495    802 461    862 605    829 261
  Supplementary contracts
    without life contingencies      21 526     21 526     21 835     21 835

The Investments Note provides further details regarding the investments above.


QUARTERLY CONSOLIDATED FINANCIAL DATA
(unaudited)
                                        First    Second   Third   Fourth
1997:
Total revenues                        $108 379  108 836  124 932  120 747

Operating income                      $ 10 299    8 548    7 639    8 946
Realized gains, net                      1 835      957    4 119    2 517

Net income                            $ 12 134    9 505   11 758   11 463

Per common share:
  Operating income                    $   1.66     1.39     1.23     1.44
  Realized gains, net                      .30      .15      .67      .41

  Net income                          $   1.96     1.54     1.90     1.85

1996:
Total revenues                        $106 434  101 263   104 924 106 497

Operating income                      $ 11 933   10 002     8 643   9 777
Realized gains (losses), net               614     (308)      671     982

Net income                            $ 12 547    9 694     9 314  10 759

Per common share:
  Operating income                    $   1.93     1.62      1.39    1.58
  Realized gains (losses), net             .10     (.05)      .11     .16

    Net income                        $   2.03     1.57      1.50    1.74



CONTINGENT LIABILITIES

The Company and certain of its subsidiaries are defendants in lawsuits involving claims and disputes with policyholders that may include claims seeking punitive damages. Some of these lawsuits arise in jurisdictions that permit punitive damages disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any particular lawsuit or proceeding, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. Management believes that the amounts that would ultimately be paid, if any, would have no material effect on the Company's consolidated results of operations and financial position.


ACQUISITION OF A BLOCK OF BUSINESS

In September 1997, the Company acquired a block of traditional life and universal life-type products through a reinsurance treaty. The ceding company transferred $331,434,000 in liabilities and $254,901,000 in assets, principally cash. The difference was recorded as value of purchased insurance inforce and is being amortized in proportion to projected future gross profits over 30 years, the estimated life of the business.


MANAGEMENT'S REPORT

To Our Stockholders

Management prepared the preceding consolidated financial statements and all other financial information included in this Annual Report and is responsible for its integrity, consistency and objectivity. In preparing these statements, management necessarily made certain estimates and judgments and selected accounting principles in conformity with generally accepted accounting principles appropriate in the circumstances.

The Company maintains a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost, that its assets are protected and that its financial transactions are properly authorized and recorded. Qualified personnel in the Company maintain and monitor these internal controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets annually and, as required, with the independent auditors, management and the internal auditors. Each has free and separate access to the committee. The committee reviews audit procedures, scope and findings, and the adequacy of the Company's financial reporting.

The independent auditors, Ernst & Young LLP, are elected by the Board of Directors to audit the financial statements and render an opinion thereon.


Richard L. Finn
Senior Vice President, Finance


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company (the Company as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Kansas City, Missouri
January 26, 1998


STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
Kansas City Life Insurance Company
3520 Broadway
Post Office Box 419139
Kansas City, Missouri 64141-6139
Telephone:  (816) 753-7000
Fax: (816) 753-4902
Internet: http://www.kclife.com
E-Mail: Kclife @ Kclife.com

NOTICE OF ANNUAL MEETING
The annual meeting of stockholders will be held at 9 a.m. Thursday, April 23, 1998, at Kansas City Life's corporate headquarters.

TRANSFER AGENT
Cheryl Keefer
Kansas City Life Insurance Company
Post Office Box 419139
Kansas City, Missouri 64141-6139

10-K REQUEST
Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.

SECURITY HOLDERS
As of February 10, 1998, Kansas City Life had approximately 795 security holders, including individual participants in security position listings.

STOCK AND DIVIDEND INFORMATION
  Stock Quotation Symbol
    Over-the-Counter_KCLI

                                   Bid              Dividend
                            High         Low          Paid
                                     (per share)
1997:
First Quarter              $68.25       63.50         $ .44
Second Quarter              79.75       66.00           .44
Third Quarter               84.00       74.00           .44
Fourth Quarter              96.50       80.25           .44
                                                      $1.76

1996:
First Quarter              $58.25       51.00         $ .42
Second Quarter              57.50       52.50           .42
Third Quarter               56.50       52.00           .42
Fourth Quarter              63.50       53.50           .42
                                                      $1.68


A quarterly dividend of $.45 per share was paid February 23, 1998.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.