Form 10-K, Exhibit 13
period 1998-12-31
KANSAS CITY LIFE INSURANCE CO
filed 1999-03-30
CIK 54473

Exhibit 13, Form 10-K
                                                  Kansas City Life
                                                  Insurance Company


MANAGEMENT'S DISCUSSION
and analysis of financial condition and results of operations

OPERATING RESULTS
     Operating earnings per share reached a then record level of $6.52 in 1996 but declined 12 percent in 1997 to $5.72, and then rose 16 percent to a new record level of $6.63 in 1998. Realized investment gains varied over the three years: $3.0 million in 1996, $14.5 million in 1997 and $11.4 million in 1998. Including these gains, net income rose from $6.84 a share in 1996 to $7.25 in 1997 to $7.83 in 1998, an average growth rate of 7 percent a year. Pretax operating margins averaged 12.1 percent over the three years while return on equity averaged 9.46 percent.

     The Company acquired a block of traditional and interest sensitive life insurance during the third quarter of 1997 for $51.4 million, net of related income tax benefits. The block initially added 100,000 policies generating annual insurance revenues of $27.0 million, and the Company received $216.6 million in cash.

     Investment results are reviewed more meaningfully by excluding the effects of the acquisition above. On this basis, investment income increased 2 percent in 1997 and declined 3 percent in 1998. Investment assets were unchanged from 1996 to 1997 and grew 2 percent in 1998 on an amortized cost basis. The investment portfolio's overall yield declined from 7.68 percent in 1996 to 7.20 percent in 1998 as yields on new investments fell below yields on investments lost through maturity and repayment. Generally all of 1998's new money, $44.7 million, was invested in mortgage loans. The Company invested $74.2 million in hedge funds and high yield securities. While it is anticipated that these investments will return higher yields over time commensurate with their added risk, their earnings pattern will be volatile year to year. These investments' percentage return was one-third that of the portfolio in 1998 and thus
negatively  impacted  the  overall  yield.   Approximately  92  percent  of  the
securities portfolio is investment grade compared to 96 percent in 1997. Securities defaults have been insignificant. Just 0.3 percent of the mortgage portfolio is in foreclosure, half the industry average. Restructured mortgage loans represent 1.7 percent of the portfolio at year end 1998.

     Considerable progress was made over the past three years in improving efficiency. Home office operating expenses rose 7 percent in 1997 as investments were made in the marketing effort. This contributed to the strong sales growth in 1997 and 1998 which helped to lower unit costs. Home office costs declined 2 percent in 1998 despite the added administrative work associated with the acquisition of 100,000 life policies noted previously. These efforts increased efficiency by improving unit costs. For example, premium revenues per employee rose 33 percent over the past three years and the number of policies per employee increased 4 percent. The integration of Sunset Life's operations into the Kansas City home office in 1999 will provide additional cost savings and unit cost improvements. These benefits will be fully realized beginning in 2000.

     The Company's effective Federal income tax rate was fairly constant at 29 percent in 1996 and 1998, and 28 percent in 1997. This reduced tax rate reflected investments in real estate ventures which generate affordable housing tax credits.

     The following comments address the financial performance of each of the Company's four reportable operating segments: the Parent Company, divided between its individual and group insurance operations, and each of its two insurance affiliates. Refer also to the Segment Information Note to the Consolidated Financial Statements.

Kansas City Life - Individual

     Sales, in terms of new annualized premiums, increased 41 percent in 1997 and 44 percent in 1998. Variable universal life and annuities generated this growth and comprised two-thirds of 1998 sales. Assets supporting the variable products equaled $143.0 million at year end 1998. Sales of interest sensitive products, which comprised one-third of total sales, decreased 4 percent in 1997 and were level in 1998. Total insurance revenues, including renewal receipts, increased by double-digit rates in 1997 and 1998. However, excluding the block purchase, these revenues were level in 1997 and grew 14 percent in 1998.

     Mortality experience for all life business improved slightly each of the three years. Mortality margins for the interest sensitive and variable lines, combined, improved considerably in 1997 and declined slightly in 1998. Investment spreads on the interest sensitive products were maintained through 1997 but narrowed somewhat in 1998. Surrender experience was fairly constant over the three years for the various lines of business except for flexible annuities. These withdrawals continued to rise in line with industry experience. Overall, benefits relative to operating revenues improved from 62 percent of revenues in 1996 to 61 percent in 1997, and the ratio was unchanged in 1998.

     Due to the factors discussed above, operating earnings declined 2 percent in 1997 but rose 13 percent in 1998 as Kansas City Life's individual business generated 68 percent of consolidated operating income.

Kansas City Life - Group

     Group sales declined 7 percent in 1997 and 10 percent in 1998. However, sales gained momentum leading into 1999. Much of the decline occurred in dental as steps were taken to improve its claims ratios. Double-digit growth in stop loss sales the past two years partially offset this decline. The group segment generated 9 percent of consolidated sales in 1998. Total group insurance revenues, including renewal premiums, rose 26 percent in 1997 and declined 2 percent in 1998. The growth in 1997 resulted from dental and the purchase of two blocks of administrative services only (ASO) business. The purchases doubled ASO's annual revenues to $4.7 million. Overall, group provided 19 percent of consolidated insurance revenues.

     Claims ratios were above historical norms the past three years due to dental in 1996 and 1997 and stop loss and long-term disability in 1998. The dental claims ratio improved considerably in 1998.

     The group segment experienced operating losses the past three years due to the claims experience discussed above. The group segment is being analyzed and actively managed in order to return it to profitability.

Sunset Life

     Sunset's sales declined 4 percent in 1997 but then rose 31 percent in 1998. Flexible annuity sales rose 7 percent in 1997 and 28 percent in 1998. Universal life sales dipped in 1997 but then rebounded in 1998 to a slightly higher level than in 1996. These interest sensitive products accounted for 91 percent of Sunset's sales. Sunset provided one-eighth of consolidated sales in 1998. Including renewal receipts, the segment's total insurance revenues rose 4 percent in 1997 and 2 percent in 1998, and equaled 10 percent of consolidated insurance revenues.

     Benefits, as a percent of operating revenues, steadily improved from 50 percent of revenues in 1996 to 48 percent in 1998. Universal life surrenders remained constant as a percent of accumulated values, but flexible annuity withdrawals increased steadily on this basis, in line with industry experience.

     Operating revenues, which include investment earnings as well as insurance receipts, were largely unchanged over the three years. Profit margins narrowed in 1997 due to increased amortization of deferred acquisition costs. Margins widened in 1998 reflecting improved benefits ratios and a 4 percent decline in operating expenses. Therefore Sunset's operating earnings declined 12 percent in 1997 but rose 8 percent in 1998. The segment provided 22 percent of the consolidated group's operating income. Sunset's future earnings should benefit from improved efficiencies due to the integration of its operations into the Kansas City home office.

Old American

     New annualized premiums declined 5 percent and 23 percent in 1997 and 1998, respectively. Old American generates sales leads for its agents. However, declining response rates in direct mail programs in past years resulted in reductions in the sales force which contributed to the sales decline. Changes in underwriting requirements discussed below also negatively impacted sales. In order to reverse the recent sales trend, Old American is aggressively recruiting new agents and seeks to increase its agent sales force by 18 percent in 1999. The Company provided 7 percent of consolidated sales. The segment's total insurance revenues, including renewal premiums, were level in 1997 and declined 2 percent in 1998. Old American generated 29 percent of consolidated insurance revenues.

     Benefits rose from 62 percent of operating revenues in 1996 to 64 percent in 1997, and then returned to 62 percent in 1998. Two steps taken during 1998 should benefit future claims experience: underwriting policies and procedures were expanded and the home health care block was sold. The sale had little impact on 1998 earnings but reserve strengthening in the line lowered 1996 and 1997 pretax earnings a total of $4.1 million.

     Old American's operating expenses declined both years and are considerably below expense goals established when the Company was purchased. Operating revenues were level over the three-year period. Profit margins narrowed in 1997 and then widened in 1998 due to the claims experience noted above. Thus, operating earnings equaled $6.3 million in 1996, dropped to $3.1 million in 1997, and then recovered to $5.8 million in 1998. The segment accounted for 13 percent of consolidated operating income.

Changes in Reporting Regulations

     Financial Accounting Standard No. 130, "Reporting Comprehensive Income," requires all components of comprehensive income be displayed prominently in the financial statements as well as report total comprehensive income for each period. This standard, adopted in the first quarter of 1998, had no impact on net earnings or stockholders' equity and comparative financial statements were reclassified.

     The Company adopted Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information," at year end 1998. This standard establishes requirements for annual and interim reporting of segment information including products and services, geographic areas and major customers. The Company now reports four segments rather than the one segment reported previously.

     Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," enhances disclosure requirements from previously adopted Standards No. 87 and 106. Standard No. 132 had no financial impact and was adopted at year end 1998.

     Standard No. 133, "Accounting for Derivative Instruments and for Hedging Activities," provides comprehensive, consistent standards for the recognition and measurement of derivatives and hedging activities. It is effective for our fiscal year 2000 and it is being evaluated to determine whether it will affect the Company.

Market and Interest Rate Risk Analysis

     The majority of the investments are debt instruments and are considered fixed income investments. Thus, the primary market risk affecting Kansas City Life is interest rate risk. Interest and dividend income represent the greatest portion of most fixed income investments' total return. As interest rates fall, the interest and dividend streams of older, higher-yielding investments become relatively more valuable than newer, lower-yielding securities and thus the market value of the higher-yielding investments increases. The opposite occurs as rates rise. The market value of such investments is therefore inversely proportional to interest rates.

     As interest rates have fallen, Kansas City Life's investments have generally increased in value. At year end 1998, the market value of the marketable securities exceeded their book value $91.6 million. Assuming that changes occur equally over the entire yield curve, it is estimated that a 100-basis-point change in interest rates would translate to a $70.2 million change in market value, after tax, for the securities portfolio, or 3 percent of its value. This represents 13 percent of stockholders' equity. This sensitivity reflects the portfolio's duration of 4.9 years.

                                                          There-   Total   Fair
                         1999   2000   2001   2002   2003 after  Principal Value
                                                      (millions)
Corporate bonds
 currently callable       $ 79      1      -      10     12      59    161   156
  Average interest rate   7.57%  9.34      -    8.14   7.36    7.32   7.49
Mortgage backed
  securities and CMO's      54     57     43      31     21      65    271   289
  Average interest rate   7.11%  7.18   6.97    7.18   7.20    7.21   7.14
All other securities       102    106     99     124    233   1 118  1 782 1 773
  Average interest rate   6.75%  7.16   6.97    7.10   7.19    7.56   7.38
Total                     $235    164    142     165    266   1 242  2 214 2 218

     The table above sets forth expected cash flows from principal repayments of fixed maturity investments in the form of maturities, calls, sinking funds and prepayments.

     Kansas City Life owns $86.9 million of foreign bonds, all denominated in U.S. dollars, and consequently is not exposed to direct foreign currency risk. There is an indirect exposure to exchange markets to the extent that the issuers of these securities can obtain dollars to fund their obligations.

     Investments are managed using an asset liability matching program. Obligations to policyholders in terms of benefits payments influence the nature and structure of the portfolio. The matching program attempts to match assets and liabilities in terms of durations and yields.

     As interest rates rise, policyholders become more likely to surrender policies or to borrow against their cash values, often to invest in higher yielding opportunities elsewhere. This may force the liquidation of part of the portfolio as the market value of fixed income investments falls. Due to the strength of its normal cash flow, the Company usually can adapt to small sudden changes in interest rates, or even larger changes that occur over longer periods of time. Extreme, sudden market volatility, however, poses the greatest risk. A number of steps have been taken to quantify and mitigate this risk under asset liability matching.

     For liquidity, the Company maintains a number of short-term credit lines with the capacity to borrow additional capital, and has agreements with corresponding investment banks to borrow, under reverse repurchase agreements, additional funds in excess of $150.0 million. Finally, the Company is in the process of obtaining additional borrowing capacity through the Federal Home Loan Bank. At year end, there were no outstanding balances under any of these agreements.

Y2K Readiness

     Kansas City Life is closely monitoring its ability, and that of its primary vendors and business partners, to be fully operational in the year 2000. This assessment extends to both information technology (IT) systems and non-information technology systems. The Company has addressed 80 percent of its IT issues and expects to have these fully resolved and all required changes implemented by mid-1999. Non-IT systems are largely compliant, with one minor system yet to be converted during 1999. The Company conducts business with various third parties. These parties will be monitored until full compliance is achieved. Contingency plans are being developed and will be completed by early 1999. The incremental cost of the Company's compliance effort has been estimated at less than $700,000 thus far, and is not expected to be significant in the future. Forecasts of costs and compliance are necessarily based upon estimates and numerous assumptions of future events, including third-party modification and compliance plans, continued availability of resources and other factors. While the Company feels these are valid assumptions and estimates, Kansas City Life cannot be sure these estimates will be achieved or that the assumptions are accurate, and actual results could differ materially from those anticipated.

LIQUIDITY AND CAPITAL RESOURCES

     Kansas City Life, as other life insurers, provides investment capital to our economy. Given this role, liquidity is generally of little concern. Cash provided by operations averaged $46.4 million a year over the past three years. Over this same period the Company invested $2.1 billion, including proceeds from sales and maturities of investments and net of cash received due to the purchase of a block of insurance in 1997. Investable cash generated by the variable products is generally segregated in separate accounts and is not available for general investing by the Company. Borrowing was minor and undertaken solely to support investment strategies. Forward investment commitments were minor as well. As noted previously, cash flow testing and asset liability matching were performed to ensure future cash flows will be sufficient to meet future benefits payments.

     Kansas City Life's statutory equity exceeds six times the minimum capital required to support its book of business, as determined by the risk based capital calculations and guidelines established by the National Association of Insurance Commissioners.




SELECTED FINANCIAL DATA
(Thousands, except per share data)

                                   1998        1997         1996        1995          1994

Revenues:
  Insurance                   $   259 559     244 695     219 593      205 458      203 827
  Investment income, net          198 181     193 696     186 743      188 087      173 388
  Other                            14 671       9 998       9 768        8 882        9 066

     Operating revenues       $   472 411     448 389     416 104      402 427      386 281
  Realized investment gains        11 426      14 505       3 013        4 950        6 060
                              $   483 837     462 894     419 117      407 377      392 341

Operating income              $    41 085      35 433      40 357       38 521       34 919
Realized investment gains, net      7 427       9 428       1 958        3 217        3 939
  Income before
    nonrecurring items        $    48 512      44 861      42 315       41 738       38 858
Nonrecurring expenses, net    $         -           -           -            -        1 481
  Net income                  $    48 512      44 861      42 315       41 738       37 377
Per common share:
  Operating income            $      6.63        5.72        6.52         6.24         5.68
  Realized investment gains, net     1.20        1.53         .32          .52          .64
  Income before
    nonrecurring items        $      7.83        7.25        6.84         6.76         6.32
  Nonrecurring expenses, net            -           -           -            -          .24
    Net income                $      7.83        7.25        6.84         6.76         6.08

  Cash dividends              $      1.80        1.76        1.68         1.63         1.40
  Stockholders' equity:
    As reported               $     93.15       85.68       74.79        73.99        55.78
    Excluding accumulated
      other comprehensive income    85.83       79.79       74.31        69.18        64.11

Assets                        $13 577 414   3 439 452   2 954 710    2 903 768    2 663 753
Net return on invested assets        7.20 %      7.40        7.68         8.03         7.71
Life insurance in force       $26 641 664  26 595 709  22 148 738   21 023 702   20 023 820

The above is not covered by the report of independent auditors.
Per common share earnings information represents both basic and diluted earnings per common share.




CONSOLIDATED INCOME STATEMENT
(Thousands, except per share data)
                                             1998           1997         1996
REVENUE
Insurance revenues:
  Premiums:
    Life insurance                           $108 510     106 051      103 263
    Accident and health                        42 441      44 931       37 575
  Contract charges                            108 608      93 713       78 755
Investment revenues:
 Investment income, net                       198 181     193 696      186 743
  Realized investment gains, net               11 426      14 505        3 013
Other                                          14 671       9 998        9 768

     TOTAL REVENUES                           483 837     462 894      419 117

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                              107 355     100 037       87 940
  Surrenders of life insurance                 19 368      14 999       15 488
  Other benefits                               72 190      71 338       65 437
  Increase in benefit and contract reserves    84 427      86 804       85 614
Amortization of deferred acquisition costs     36 201      35 712       30 086
Insurance operating expenses                   96 347      91 381       75 227

     TOTAL BENEFITS AND EXPENSES              415 888     400 271      359 792

Income before Federal income taxes             67 949      62 623       59 325

Federal income taxes:
  Current                                      20 471      15 073       26 073
  Deferred                                     (1 034)      2 689       (9 063)

                                               19 437      17 762       17 010

NET INCOME                                   $ 48 512      44 861       42 315


Basic and diluted earnings per share            $7.83        7.25         6.84

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEET
                                                           1998        1997
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value (amortized cost $2,012,975,000;
     $1,952,741,000 - 1997)                             $2 094 362   2 004 516
    Held to maturity, at amortized cost (fair value $123,515,000;
     $151,495,000 - 1997)                                  115 504     145 661
   Equity securities available for sale, at fair value
     (cost $98,509,000; $107,034,000 - 1997)               100 749     114 986
  Mortgage loans on real estate, net                       315 705     270 054
  Real estate, net                                          43 840      36 764
  Real estate joint ventures                                39 388      43 347
  Policy loans                                             122 860     123 186
  Short-term                                                59 160      74 341
  Other                                                          -       7 500
     TOTAL INVESTMENTS                                   2 891 568   2 820 355
Cash                                                        16 763      50 927
Accrued investment income                                   42 515      42 385
Receivables, net                                            12 997      10 204
Property and equipment, net                                 22 436      23 628
Deferred acquisition costs                                 218 957     209 826
Value of purchased insurance in force                      104 331     108 458
Reinsurance assets                                         117 772      99 593
Other                                                        7 067      16 096
Separate account assets                                    143 008      57 980
                                                        $3 577 414   3 439 452

LIABILITIES AND STOCKHOLDERS' EQUITY Future policy benefits:
  Life insurance                                         $ 774 701     766 583
  Accident and health                                       47 641      37 155
Accumulated contract values                              1 731 262   1 755 133
Policy and contract claims                                  34 347      37 569
Other policyholders' funds:
  Dividend and coupon accumulations                         62 726      62 056
  Other                                                     75 033      68 861
Income taxes:
  Current                                                    4 582      16 113
  Deferred                                                  43 739      39 917
Other                                                       82 442      67 491
Separate account liabilities                               143 008      57 980
     TOTAL LIABILITIES                                   2 999 481   2 908 858
Stockholders' equity:
  Common stock, par value $2.50 per share
    Authorized 18,000,000 shares, issued 9,248,340 shares   23 121      23 121
  Paid in capital                                           17 633      16 256
  Retained earnings                                        581 074     543 715
  Accumulated other comprehensive income                    45 466      36 448
  Less treasury stock, at cost (3,043,947 shares;
    3,055,275 shares - 1997)                               (89 361)    (88 946)
TOTAL STOCKHOLDERS' EQUITY                                 577 933     530 594
                                                        $3 577 414   3 439 452

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF
STOCKHOLDERS' EQUITY
                                                    1998       1997       1996

COMMON STOCK, beginning and end of year           $ 23 121    23 121    23 121

PAID IN CAPITAL:
  Beginning of year                                 16 256    14 761    13 039
  Excess of proceeds over cost of treasury stock sold1 377     1 495     1 722

  End of year                                       17 633    16 256    14 761

RETAINED EARNINGS:
  Beginning of year                                543 715   509 748   477 826
  Net income                                        48 512    44 861    42 315
  Other comprehensive income:
    Unrealized gains (losses) on securities         15 094    33 485   (26 777)
    Increase in unfunded pension liability          (6 076)        -         -
  Comprehensive income                              57 530    78 346    15 538
  Transfer other comprehensive (income) loss to
     accumulated other comprehensive income         (9 018)  (33 485)   26 777
  Stockholder dividends of $1.80 per share
     ($1.76 - 1997 and $1.68 - 1996)               (11 153)  (10 894)  (10 393)

  End of year                                      581 074   543 715   509 748

ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Beginning of year                                 36 448     2 963    29 740
  Other comprehensive income (loss)                  9 018    33 485   (26 777)

  End of year                                       45 466    36 448     2 963

TREASURY STOCK, at cost:
  Beginning of year                                (88 946)  (87 729)  (86 599)
  Cost of 12,320 shares acquired
    (20,090 shares - 1997 and 27,876 shares - 1996) (1 063)   (1 440)   (1 501)
  Cost of 23,648 shares sold
    (23,686 shares - 1997 and 39,440 shares - 1996)    648       223       371

  End of year                                      (89 361)  (88 946)  (87 729)

    TOTAL STOCKHOLDERS' EQUITY                    $577 933   530 594   462 864

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CASH FLOWS


                                                     1998      1997      1996
OPERATING ACTIVITIES
Net income                                      $  48 512     44 861    42 315
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium (discount),
    net                                             2 398     (1 290)   (4 071)
    Depreciation                                    5 153      5 379     4 995
    Policy acquisition costs capitalized          (46 011)   (42 170)  (38 639)
    Amortization of deferred acquisition costs     36 201     35 712    30 086
    Realized investment gains                     (11 426)   (14 505)   (3 013)
    Changes in assets and liabilities:
     Future policy benefits                        25 855     16 227    15 831
     Accumulated contract values                  (12 264)    (9 933)    3 183
     Other policy liabilities                       6 842      7 137     5 294
     Income taxes payable and deferred            (11 399)     4 768    (8 322)
    Other, net                                       (718)    (3 685)    5 886

    NET CASH PROVIDED                              43 143     42 501    53 545

INVESTING ACTIVITIES
Purchases of available for sale investments:
  Fixed maturities                               (644 087)  (855 980) (431 916)
  Equity securities                               (28 047)   (69 434)  (18 071)
Sales of fixed maturities available for sale      372 930    503 351   140 372
Maturities and principal paydowns
  of security investments:
    Fixed maturities available for sale           216 247    163 867   131 545
     Fixed maturities held to maturity             30 453    106 188    79 017
    Equity securities available for sale           28 043     31 473     8 899
Purchases of other investments                    (78 298)  (152 045)  (46 021)
Sales, maturities and principal
  paydowns of other investments                    60 500     67 295    64 833
Acquisitions and dispositions of insurance
  blocks - net cash received (paid)               (13 250)   213 092         -

    NET CASH PROVIDED (USED)                      (55 509)     7 807   (71 342)

FINANCING ACTIVITIES
Proceeds from borrowings                            1 100    245 050     1 650
Repayment of borrowings                            (1 100)  (245 050)   (1 650)
Policyowner contract deposits                     175 421    169 699   164 677
Withdrawals of policyowner contract deposits     (187 028)  (163 041) (142 114)
Cash dividends to stockholders                    (11 153)   (10 894)  (10 393)
Disposition of treasury stock, net                    962        278       592

    NET CASH PROVIDED (USED)                      (21 798)    (3 958)   12 762

Increase (decrease) in cash                       (34 164)    46 350    (5 035)
Cash at beginning of year                          50 927      4 577     9 612

    CASH AT END OF YEAR                        $   16 763     50 927     4 577


See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive and variable products.

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries, principally Sunset Life Insurance Company of America (Sunset Life) and Old American Insurance Company (Old American). Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year's presentation. GAAP requires management to make certain estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Recognition of Revenues
Traditional life insurance products include whole life insurance, term life insurance and certain annuities. Premiums for these products are recognized as revenues when due. Accident and health insurance premiums are recognized as revenues over the terms of the policies. Revenues for universal life and flexible annuity products are amounts assessed against contract values for cost of insurance, policy administration and surrenders, as well as amortization of deferred front-end contract charges.

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded down and range from 5.00 to 7.00 percent. Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977.

Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life and flexible annuity products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 3.85 percent to 7.25 percent during 1998 (4.75 percent to 6.50 percent during 1997 and 4.75 percent to 6.75 percent during 1996).

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for universal life and flexible annuity products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and mortality, expense and surrender charges expected to be realized over the term of the contracts.

Value of Purchased Insurance in Force
The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and, in 1997, the acquisition of a life insurance block of business is being amortized in proportion to projected future gross profits or premium revenues. This asset was increased $76,533,000 in 1997 for the acquisition of a life insurance block of business and $8,683,000 ($8,856,000 - 1997 and $5,030,000 - 1996) for accrual of interest and reduced $16,375,000 ($14,962,000 - 1997 and $6,082,000 - 1996) for amortization. The increase for accrual of interest was calculated using a 7.4 percent interest rate for the life insurance subsidiary and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Through 1998, total accumulated accrual of interest and amortization equal $43,455,000 and $62,721,000, respectively. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 7.9 percent - 1999, 7.6 percent - 2000, 7.3 percent - 2001, 6.9 percent - 2002 and 6.3 percent - 2003.

Separate Accounts
These accounts arise from the sale of variable life insurance and annuity products. Their assets are legally segregated and are not subject to the claims which may arise from any other business of the Company. These assets are reported at fair value since the underlying investment risks are assumed by the policyholders. Therefore the related liabilities are recorded at amounts equal to the underlying assets. Investment income and gains or losses arising from separate accounts accrue directly to the policyholders and are, therefore, not included in investment earnings in the accompanying consolidated income statement. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees and mortality and risk charges.

Participating Policies
Participating business at year end approximates 16 percent of the consolidated life insurance in force. The amount of dividends to be paid is determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend scales contemplated at the time the policies were issued. Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

Investments
Securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments in deferred acquisition costs, and are included in accumulated other comprehensive income.

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

Income Per Share
Due to the Company's capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was 6,197,052 shares (6,190,793 shares - 1997 and 6,188,489 shares - 1996).

Statutory Information and
  Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                          1998       1997      1996
Net gain (loss) from operations
    for the year                        $ 35 185   (21 214)    27 345

Net income (loss) for the year            36 152   (18 681)    25 574

Unassigned surplus
    at December 31                       257 853   246 717    284 417

Stockholders' equity
    at December 31                       209 246   197 147    234 570

The statutory loss reported in 1997 arose from the acquisition of a block of business as discussed in a following Note. In accordance with statutory accounting guidelines for coinsurance transactions, the acquisition reduced statutory earnings and stockholders' equity at the date of acquisition $51.4 million, the purchase price paid less related tax benefits.

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1999 without prior approval is $35,185,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The  Company  is  required  to  deposit a defined  amount of assets  with  state
regulatory  authorities.   Such  assets  had  an  aggregate  carrying  value  of
$18,000,000 ($36,000,000 - 1997 and $36,000,000 - 1996).

Comprehensive Income
As of January 1, 1998, the Company adopted Financial Accounting Standard No. 130, "Reporting Comprehensive Income." This standard governs the reporting and display of comprehensive income and its components; however, the adoption of this new standard had no impact on net income or stockholders' equity. Standard No. 130 requires unrealized gains or losses on securities available for sale and unfunded pension liabilities, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income, as shown below. Prior year financial statements have been reclassified to conform to the requirements of this standard.

                                           Unrealized
                                             Gains on        Unfunded
                                          Available-for-      Pension
                                          Sale Securities    Liability    Total

1998:
Unrealized holding gains
  arising during the year                     $33 261                    33 261
Less:  Realized gains included
            in net income                       9 360                     9 360
Net unrealized gains                           23 901                    23 901
Increase in unfunded
  pension liability                                 -        (9 348)     (9 348)
Effect on deferred
  acquisition costs                              (680)                     (680)
Deferred income taxes                          (8 127)        3 272      (4 855)
Other comprehensive income                    $15 094        (6 076)      9 018

1997:
Unrealized holding gains
  arising during the year                     $63 486                    63 486
Less:  Realized gains included
            in net income                       8 318                     8 318
Net unrealized gains                           55 168                    55 168
Effect on deferred
  acquisition costs                            (3 652)                   (3 652)
Deferred income taxes                         (18 031)                  (18 031)
Other comprehensive income                    $33 485                    33 485


INVESTMENTS

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                               1998         1997          1996
Investment income:
    Fixed maturities                         $154 213       154 393     150 421
    Equity securities                           6 583         7 288       5 503
    Mortgage loans                             26 024        23 984      23 127
    Real estate                                 9 587        10 350      13 237
    Policy loans                                8 098         7 296       6 372
    Short-term                                  4 832         3 612       2 353
    Other                                       3 948         3 132       2 222
                                              213 285       210 055     203 235
Less investment expenses                      (15 104)      (16 359)    (16 492)

                                             $198 181       193 696     186 743


                                               1998          1997         1996

Realized gains (losses):
    Fixed maturities                        $   8 052         4 778      (1 862)
    Equity securities                           1 360         3 702         961
    Mortgage loans                                  -             -       2 000
    Real estate                                 2 014         6 025       1 894
    Other                                           -             -          20
                                            $  11 426        14 505       3 013

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow.

                                               1998          1997         1996

Available for sale:
  End of year                               $  83 627        59 726       4 558
  Effect on deferred
    acquisition costs                         (4 332)        (3 652)          -
  Deferred income taxes                      (27 753)       (19 626)     (1 595)

                                            $ 51 542         36 448       2 963
  Increase (decrease) in net unrealized gains during the year:
      Fixed maturities                      $ 18 701         33 209     (26 216)
      Equity securities                       (3 607)           276        (561)

                                            $ 15 094         33 485     (26 777)
Held to maturity:
  End of year                               $  8 011          5 834       7 609

  Increase (decrease) in
    net unrealized gains
    during the year                         $  2 177         (1 775)    (11 908)

Securities

The amortized cost and fair value of investments in securities at December 31, 1998, follow.


                                          Gross
                          Amortized     Unrealized       Fair
                             Cost     Gains   Losses     Value
Available for sale:
U.S.government bonds     $   45 079    1 747     381     46 445
Public utility bonds        294 016   15 850   1 946    307 920
Corporate bonds           1 321 368   66 176  13 151  1 374 393
Mortgage-backed bonds       278 657   10 942     618    288 981
Other bonds                  70 224    3 216     441     72 999
Redeemable preferred
  stocks                      3 631      121     128      3 624

Total fixed maturities    2 012 975   98 052  16 665  2 094 362
Equity securities            98 509    6 184   3 944    100 749

                         $2 111 484  104 236  20 609  2 195 111

Held to maturity:
Public utility bonds     $   25 325    1 934       7     27 252
Corporate bonds              87 302    6 267     511     93 058
Other bonds                   2 877      328       -      3 205

                            115 504    8 529     518    123 515

                         $2 226 988  112 765  21 127  2 318 626


The amortized cost and fair value of investments in securities at December 31, 1997, follow.


                                         Gross
                        Amortized      Unrealized        Fair
                        Cost           Gains   Losses    Value
Available for sale:
U.S. government bonds    $  135 182    3 166    297    138 051
Public utility bonds        281 781    6 956    662    288 075
Corporate bonds           1 130 938   34 827  3 315  1 162 450
Mortgage-backed bonds       315 621    9 416    375    324 662
Other bonds                  81 469    2 260    425     83 304
Redeemable preferred
  stocks                      7 750      261     38      7 974

Total fixed maturities    1 952 741   56 886  5 112  2 004 516
Equity securities           107 034    8 709    757    114 986

                          2 059 775   65 595  5 869  2 119 502

Held to maturity:
Public utility bonds     $   50 291    2 494     56     52 729
Corporate bonds              92 350    3 727    641     95 436
Other bonds                   3 020      310      -      3 330

                            145 661    6 531    697    151 495

                         $2 205 436   72 126  6 566  2 270 997


The Company holds one non-income producing fixed maturity with a par value of $5,000,000.

The distribution of the fixed maturity securities' contractual maturities at December 31, 1998, follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                                    Amortized         Fair
                                                       Cost          Value
Available for sale:
Due in one year or less                              $   63 900      64 657
Due after one year through five years                   450 887     461 883
Due after five years through ten years                  471 322     487 598
Due after ten years                                     748 209     791 243
Mortgage-backed bonds                                   278 657     288 981

                                                     $2 012 975   2 094 362

Held to maturity:
Due in one year or less                              $    8 528       8 700
Due after one year through five years                    50 820      53 615
Due after five years through ten years                   36 202      39 556
Due after ten years                                      19 954      21 644

                                                     $  115 504     123 515

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                               1998       1997      1996

Proceeds                                    $422 241    509 502    141 335
Gross realized gains                          12 512     11 597      1 400
Gross realized losses                          5 234      2 349      1 420


At December 31, 1998, the Company did not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

Kansas City Life employs no derivative financial instruments.

The Company maintains a $60 million bank line of credit which may be used to support investment strategies. This line is unused at December 31, 1998, and will expire in April 1999.

Mortgage Loans
The Company  holds  non-income  producing  mortgage  loans  equaling  $1,004,000
($327,000 - 1997). Mortgage loans are carried net of a valuation reserve of $8,500,000 ($8,500,000 - 1997).

At  December  31,  1998  and  1997,   the  mortgage   portfolio  is  diversified
geographically and by property type as follows.

                                           1998                      1997
                                    Carrying    Fair         Carrying    Fair
                                    Amount      Value        Amount      Value
Geographic region:
  East north central             $ 31 068      32 373         26 937    27 421
  Mountain                         67 530      71 397         64 602    66 321
  Pacific                         106 982     112 461         91 963    94 366
  West south central               33 044      34 813         32 997    33 961
  West north central               69 594      73 157         55 320    56 485
  Other                            15 987      16 718          6 735     7 017
  Valuation reserve                (8 500)     (8 500)        (8 500)   (8 500)
                                 $315 705     332 419        270 054   277 071
 Property type:
   Industrial                    $209 752     220 474        170 199   174 278
   Retail                          22 847      24 301         29 532    30 531
   Office                          74 633      78 291         58 658    60 267
   Other                           16 973      17 853         20 165    20 495
   Valuation reserve               (8 500)     (8 500)        (8 500)   (8 500)
                                 $315 705     332 419        270 054   277 071

As of December 31, 1998, the Company has commitments which expire in 1999 to originate mortgage loans of $13,982,000.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $1,181,000 ($3,189,000 - 1997 and $2,977,000 - 1996).

Mortgage loans acquired in the sale of real estate assets during the year totaled $2,025,000 ($4,299,000 - 1997 and $6,579,000 - 1996).

Real Estate
Detail concerning the Company's real estate investments follows.


                                                  1998            1997
Penntower office building, at cost:
    Land                                        $  1 106         1 106
    Building                                      18 244        18 068
    Less accumulated depreciation                (10 340)       (9 809)
Foreclosed real estate, at lower of
    cost or net realizable value                  10 946        13 362
Other investment properties, at cost:
    Land                                           4 493         3 214
    Buildings                                     32 848        24 216
    Less accumulated depreciation                (13 457)      (13 393)

                                                $ 43 840        36 764

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $2,877,000 ($3,686,000 - 1997) to reflect net realizable value.

The Company held non-income  producing real estate equaling $6,099,000 ($820,000
- 1997).


PROPERTY AND EQUIPMENT

                                                  1998       1997

Land                                          $  1 029       1 029
Home office buildings                           22 995      23 149
Furniture and equipment                         30 238      27 502

                                                54 262      51 680
Less accumulated depreciation                  (31 826)    (28 052)

                                               $22 436      23 628

Property  and   equipment  are  stated  at  cost  and   depreciated   using  the
straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.


PENSIONS AND OTHER
POSTRETIREMENT BENEFITS

The Company has pension and other postretirement benefit plans covering substantially all its employees. The defined benefits pension plan covers employees who were age 55 or over with at least 15 years of vested service at December 31, 1997. This plan's benefits are based on years of service and the employee's compensation during the last five years of employment. All other employees have a cash balance account consisting of credits to the account based upon an employee's years of service and compensation, and interest credits of
7.00 percent for 1998. As disclosed in the tables at right, the amendment to change the plan to a cash balance plan in 1998 decreased the projected benefit obligation $10,038,000. The postretirement medical plans for the employees, full-time agents, and their dependents are contributory with contributions adjusted annually. The Company pays these medical costs as incurred and the plan incorporates cost-sharing features. The postretirement life insurance plan is noncontributory with level annual payments over the participants' expected service periods. The plan covers only those employees with at least one year of service as of December 31, 1997. The benefits in this plan are frozen using the employees' years of service and compensation as of December 31, 1997. The tables at right outline the plans' funded status and their impact on the Company's financial statements.

                                           Pension Benefits       Other Benefits
                                          1998      1997         1998      1997

Accumulated benefit obligation          $107 488   102 846        -          -

Change in plan assets:
Fair value of plan assets at
  beginning of year                     $ 95 899    85 241      1 634    1 501
Return on plan assets                     10 988     9 752         86       83
Company contributions                      3 000     4 967          -      104
Benefits paid                             (7 018)   (4 061)      (106)     (54)

Fair value of plan assets at end of year$102 869    95 899      1 614    1 634

Change in projected benefit obligation:
Benefit obligation at beginning of year $119 651   100 572     15 485   13 379
Service cost                               2 746     3 150        615      560
Interest cost                              7 650     7 823      1 193    1 014
Plan amendments                          (10 038)        -          -        -
Net loss from past experience                637    12 276      1 991    1 083
Benefits paid                            (10 099)   (4 170)      (476)    (551)

  Benefit obligation at end of year     $110 547   119 651     18 808   15 485

Plan underfunding                       $ (7 678)  (23 752)   (17 194) (13 851)
Unrecognized net loss                     22 488    25 452      3 653    1 734
Unrecognized prior service cost           (9 257)       12          -        -
Unrecognized net transition asset           (824)   (1 030)         -        -

  Prepaid (accrued) benefit cost        $  4 729       682    (13 541) (12 117)

Amounts recognized in the consolidated balance sheet:
Prepaid (accrued) benefit cost          $  4 729       682    (13 541) (12 117)
Minimum pension liability                 (9 348)        -          -        -

  Net amount recognized                 $ (4 619)      682    (13 541) (12 117)

Weighted average assumptions:
Discount rate                               7.00%     7.25       7.00     7.25
Expected return on plan assets              9.00      9.00       5.50     5.50
Rate of compensation increase               4.50      4.50          -        -



The assumed growth rate of health care costs has a significant effect on the amounts reported as the table below demonstrates.

                                               One Percentage Point
                                             Change in the Growth Rate
                                              Increase        Decrease

Service and interest cost components           $  401       (326)
Postretirement benefit obligation               3 172     (2 684)


The components of the net periodic benefits cost follow.
                                   Pension Benefits           Other Benefits
                                   1998    1997    1996     1998    1997   1996

Service cost                  $    2 746   3 150   3 369     615     560    536
Interest cost                      7 650   7 823   6 647   1 194   1 014    869
Expected return on plan assets    (8 539) (7 776) (7 557)    (90)    (85)   (75)
Amortization of:
  Unrecognized net (gain) loss     1 152     582     263      76      (5)     -
  Unrecognized prior service cost   (769)      2       2       -       -      -
  Unrecognized net transition asset (206)   (206)   (206)      -       -      -

Net periodic benefits cost       $ 2 034   3 575   2 518   1 795   1 484  1 330


Non-contributory defined contribution retirement plans for general agents and eligible sales agents provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $134,000 ($133,000 - 1997 and $174,000 - 1996). A non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions is also offered. Contributions to this plan were $724,000 ($265,000 - 1997 and $318,000 - 1996).

Savings plans for eligible employees and agents match employee contributions up to 6 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plan were $1,485,000 ($2,102,000 - 1997 and $2,082,000 - 1996). Effective in 1998, the Company may contribute an additional profit sharing amount up to 4 percent of salary depending upon corporate profits. No profit sharing contribution was made in 1998.

A non-contributory trusteed employee stock ownership plan covers substantially all salaried employees. The Company has made no contributions to this plan since 1992.


SEGMENT INFORMATION

                                  Kansas City Life       Sunset   Old
                                  Individual   Group    Life    American   Total
1998:
Revenues from external customers   $  112 898  52 537   28 794  80 001   274 230
Investment revenues                   151 045   1 146   32 040  13 950   198 181
Segment income (loss)                  27 918    (985)   8 954   5 198    41 085
Other significant noncash items:
  Increase in policy reserves          57 581     535   16 269  10 042    84 427
  Amortization of deferred
    acquisition costs                  16 861       -    8 323  11 017    36 201
  Amortization of the value of
    purchased insurance in force        4 660       -        -   2 925     7 585
Income tax expense                     12 997    (422)   4 314   2 548    19 437

Segment assets                      2 627 568  16 215  538 254 395 377 3 577 414
Expenditures for other long-lived assets2 658     259       97      69     3 083


1997:
Revenues from external customers   $   90 759  53 698   28 269  81 967   254 693
Investment revenues                   147 125   1 216   32 288  13 067   193 696
Segment income (loss)                  24 704    (493)   8 259   2 963    35 433
Other significant noncash items:
  Increase in policy reserves          55 924     202   16 768  13 910    86 804
  Amortization of deferred
    acquisition costs                  15 138       -    8 026  12 548    35 712
  Amortization of the value of
    purchased insurance in force        2 211       -        -   2 683     4 894
Income tax expense                     12 735    (212)   3 904   1 335    17 762

Segment assets                      2 533 546  16 828  517 423 371 655 3 439 452
Expenditures for other long-lived assets2 326     473       60      13     2 872


1996:
Revenues from external customers   $   77 861  42 547   27 260  81 693   229 361
Investment revenues                   141 333   1 215   32 483  11 712   186 743
Segment income (loss)                  25 330    (806)   9 440   6 395    40 359
Other significant noncash items:
  Increase in policy reserves          51 670     678   17 819  15 447    85 614
  Amortization of deferred
    acquisition costs                  14 618       -    6 292   9 176    30 086
  Amortization of the value of
    purchased insurance in force            -       -        -     946       946
Income tax expense                     10 330    (434)   3 903   3 211    17 010

Expenditures for other long-lived assets  175     148      171      33       527

Enterprise-Wide Disclosures
                                                       1998        1997    1996
Revenues from external customers by line of business:
  Variable life insurance and annuities             $  6 928     2 062       312
  Interest sensitive products                        101 680    91 651    78 443
  Traditional individual insurance products          103 171   101 332   100 298
  Group life and disability products                  47 780    49 650    40 540
  Group ASO services                                   4 716     4 048     2 007
  Other                                                9 955     5 950     7 761
      Total                                         $274 230   254 693   229 361


In 1998 the Company adopted Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information." Company operations have been classified and summarized into the four reportable segments at left. The segments, while generally classified along Company lines, are based upon distribution method, product portfolio and target market. The Parent Company was divided into two segments. The Kansas City Life-Individual segment consists of sales of variable life and annuities, interest sensitive products and traditional life insurance products by a career general agency sales force. The block acquired in 1997 is included in this segment. The Kansas City Life-Group segment consists of sales of group life and disability products and administrative services only (ASO) by the Company's career general agency sales force and appointed group agents. The Sunset Life segment consists of sales of interest sensitive and traditional products by personal producing general agents. The Old American segment markets whole life final expense products to seniors through a general agency sales force.

Separate investment portfolios are maintained for each of the companies. However, investments are allocated to the group segment based upon its cash flows and its investment revenue is modeled using the year of investment method. Operating expenses are allocated to the segments based upon internal cost studies which are consistent with industry cost methodologies. The totals at left agree to the consolidated financial statements. Intersegment revenues are not material and there is no interest expense. The Company operates solely in the United States and no individual customer accounts for 10 percent or more of the Company's revenue.

REINSURANCE

                                               1998       1997     1996

Life insurance in force (in millions):
    Direct                                  $ 23 261    22 800    22 121
    Ceded                                     (4 488)   (3 375)   (2 742)
    Assumed                                    3 380     3 796        28

        Net                                 $ 22 153    23 221    19 407

Premiums:
Life insurance:
    Direct                                  $128 584   128 491   127 150
    Ceded                                    (26 748)  (26 262)  (24 380)
    Assumed                                    6 674     3 822       493

        Net                                 $108 510   106 051   103 263

Accident and health:
    Direct                                  $ 54 022    55 022    48 694
    Ceded                                    (11 581)  (10 091)  (11 370)
    Assumed                                        -         -       251

        Net                                 $ 42 441    44 931    37 575


Contract charges arise generally from directly issued business. However contract charges also arise from a block of business assumed during 1997 as described below. Ceded benefit recoveries were $57,048,000 ($39,483,000 - 1997 and $37,829,000 - 1996).

Old American has two coinsurance agreements. One agreement reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1998, these policies had a face value of $125,017,000. The reserve for future policy benefits ceded under this agreement was $49,041,000 ($51,003,000 - 1997). The other agreement, entered into in 1998, reinsures the home health care policies.

In 1997, the Company acquired a block of traditional life and universal life-type products. At December 31, 1998, the block had $3.4 billion of life insurance in force ($3.8 billion - 1997). During 1998, the block generated life insurance premiums of $6,656,000 ($3,096,000 - 1997).

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

The carrying amounts and fair values of the financial instruments follow.

                                           1998                     1997
                                Carrying        Fair       Carrying      Fair
                                 Amount        Value        Amount       Value
Investments:
  Securities available
    for sale                   $2 195 111   2 195 111    2 119 502   2 119 502
  Securities held
    to maturity                   115 504     123 515      145 661     151 495
  Mortgage loans                  315 705     332 419      270 054     277 071
Liabilities:
  Individual and
    group annuities              $793 068     767 537      830 495     802 461
  Supplementary
    contracts without
    life contingencies             21 899      21 899       21 526      21 526

The Investments Note provides further details regarding the investments above.

FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                                  1998      1997     1996

Federal income tax rate                             35 %    35      35
Special tax credits                                 (6)     (6)     (5)
Other permanent differences                          -      (1)     (1)

Actual income tax rate                              29 %    28      29


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                                    1998          1997
Deferred tax assets:
  Future policy benefits                          $ 51 205       53 923
  Employee retirement benefits                      18 271       13 104
  Other                                              3 036        2 882
Gross deferred tax assets                           72 512       69 909

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization                      42 487       40 844
  Basis differences between tax and
    GAAP accounting for investments                 35 104       28 080
  Property and equipment, net                        1 792        1 704
  Value of insurance in force                       36 070       36 551
  Other                                                798        2 647
Gross deferred tax liabilities                     116 251      109 826

  Net deferred tax liability                      $ 43 739       39 917

Federal income taxes paid for the year were $20,164,000 ($14,335,000 - 1997 and $25,332,000 - 1996).

Policyholders' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The Companies do not plan to distribute their policyholders' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyholders' surplus become taxable, the tax computed at current rates would approximate $20,000,000.

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At December 31, 1998, this shareholders' surplus was $373,841,000 for Kansas City Life, $80,914,000 for Sunset Life and $49,116,000 for Old American.

QUARTERLY CONSOLIDATED
   FINANCIAL DATA (unaudited)

                                  First       Second      Third       Fourth
1998:
Total revenues                  $117 651     124 846     125 706    115 634

Operating income                $  8 098      11 492      12 930      8 565
Realized gains, net                1 643       1 582       2 679      1 523

Net income                      $  9 741      13 074      15 609     10 088

Per common share:
  Operating income              $   1.31        1.85        2.09       1.38
  Realized gains, net                .26         .26         .43        .25

Net income                      $   1.57        2.11        2.52       1.63

1997:
Total revenues                  $108 379     108 836     124 932    120 747

Operating income                $ 10 299       8 548       7 639      8 946
Realized gains net                 1 835         957       4 119      2 517

Net income                      $ 12 134       9 505      11 758     11 463

Per common share:
  Operating income              $   1.66        1.39        1.23       1.44
  Realized gains net                 .30         .15         .67        .41

   Net income                   $   1.96        1.54        1.90       1.85


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

SUBSEQUENT EVENT

The Board authorized a two-for-one stock split in January 1999. However, the stock split must be approved by the stockholders at their annual meeting on April 22, 1999.


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


                                                /s/Richard L. Finn
                                                Richard L. Finn
                                                Senior Vice President, Finance


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

     We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                             /s/Ernst & Young LLP
                                             Ernst & Young LLP

Kansas City, Missouri
January 25, 1999



STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
     Kansas City Life Insurance Company
     3520 Broadway
     Post Office Box 419139
     Kansas City, Missouri 64141-6139
     Telephone:  (816) 753-7000
     Fax: (816) 753-4902
     Internet: http://www.kclife.com
     E-Mail: Kclife @ Kclife.com


NOTICE OF ANNUAL MEETING
     The annual meeting of stockholders will be held at 9 a.m. Thursday, April 22, 1999, at Kansas City Life's corporate headquarters.


TRANSFER AGENT
     Cheryl Keefer, Assistant Secretary
     Kansas City Life Insurance Company
     Post Office Box 419139
     Kansas City, Missouri 64141-6139


10-K REQUEST
     Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.


SECURITY HOLDERS
     As of February 8, 1999, Kansas City Life had approximately 738 security holders, including individual participants in security position listings.


STOCK AND DIVIDEND INFORMATION
        Stock Quotation Symbol
       Over-the-Counter--KCLI

                              Bid                  Dividend
                              High       Low         Paid
                                      (per share)
     1998:
     First Quarter           $97.50     82.00        $ .45
     Second Quarter           94.88     83.25          .45
     Third Quarter            95.50     69.00          .45
     Fourth Quarter           85.50     78.00          .45
                                                     $1.80

     1997:
     First Quarter           $68.25     63.50        $ .44
     Second Quarter           79.75     66.00          .44
     Third Quarter            84.00     74.00          .44
     Fourth Quarter           96.50     80.25          .44
                                                     $1.76

     A quarterly dividend of $.48 per share was paid February 22, 1999.

     Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.