Form 10-K, Exhibit 13
period 1999-12-31
KANSAS CITY LIFE INSURANCE CO
filed 2000-03-28
CIK 54473

Exhibit 13, Form 10-K
Kansas City Life
Insurance Company


                                               To Our Stockholders

Management prepared the following consolidated financial statements and all other financial information included in this Annual Report and is responsible for its integrity, consistency and objectivity. In preparing these statements, management necessarily made certain estimates and judgments and selected accounting principles in conformity with generally accepted accounting principles appropriate in the circumstances.

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




/s/ Richard L. Finn
    Richard L. Finn
Senior Vice President, Finance




MANAGEMENT'S DISCUSSION and analysis of financial condition and results of operations

Operating Results

Operating income per share climbed steadily over the past three years, from $2.86 a share in 1997 to $3.32 in 1998 to $3.51 in 1999. However, 1997's
earnings were below trend due to less favorable mortality experience at the affiliates and adverse claims experience in the home health care block of business which was sold in 1998. Thus 1996's operating earnings of $3.26 a share offers a more comparable base year. Net income per share varied over the three year period as realized investment gains fluctuated. Net income per share rose from $3.63 a share in 1997 to $3.92 in 1998 and then declined to $3.66 in 1999. Return on equity averaged 9.05 percent over the three years while the pretax operating profit margin averaged 11.9 percent.

Kansas City Life's performance is best analyzed by reviewing each of the Company's operating segments. However, corporate-wide factors are discussed first, namely, investments, operating expenses and income taxes.

Investment earnings increased 2 percent each of the past two years. Over this period the net return on the investment portfolio declined slightly from 7.40 percent to 7.31 percent as yields lost through maturities, repayments and sales exceeded those acquired through new investments. However, investment margins on the interest sensitive products improved this year after narrowing significantly in 1998. Rising interest rates in 1999 lowered the securities' market value thus contributing to the substantial reduction in realized investment gains and a significant unrealized loss on those securities valued at market in the financial statements. Investments, on an amortized cost basis, grew 2 percent each of the past two years. This year's net new investments, totaling $63.7 million, focused primarily on bonds. The new money available for investment was provided by $69.5 million of borrowed funds. The average yield on new investments equaled 7.86 percent, contrasted with 7.53 percent the previous year. Approximately 90 percent of the securities portfolio is investment grade compared to 96 percent in 1997. The Company has assumed added risk as management seeks to improve yields while being adequately compensated for the additional risk. Securities delinquencies and defaults represent just 0.3 percent of the securities portfolio. The mortgage portfolio consists of loans on commercial properties, largely industrial warehouses, dispersed throughout the nation, except in the Northeast. A third of the properties are situated on the West Coast. Currently 0.4 percent of the mortgage portfolio is in foreclosure, slightly above the industry average. Restructured mortgage loans comprise 0.5 percent of the mortgage portfolio. Five properties acquired through foreclosure were sold during the year for a $1.1 million gain, net of tax. The Company currently holds five such properties valued at $4.7 million, the lower of cost or net realizable value. The estimated fair value of the real estate and joint venture investments currently exceed their carrying value by over $40 million. Also refer to the analysis of market and interest rate risk later in this discussion.

As chronicled in past reports, Kansas City Life improved efficiency considerably over the past several years. This trend slowed during 1999 as home office operating expenses rose 6 percent in the face of declining consolidated statutory premiums, sales and overall insurance revenues. Expenses rose primarily for two reasons. First, added costs were incurred, such as consulting, moving and dual processing, in order to integrate Sunset Life's operations into the home office. Second, considerable lump sum pension payments were incurred due to closing Sunset's office and retirements in the home office. Expenses in the coming year will benefit fully from the $2.0 to $3.0 million annual savings generated by the Sunset integration effort. The Company plans to open a Federal savings bank, Generations Bank, in mid-2000 in order to expand financial services available to its policyholders and sales agents. Additionally, new technologies will be developed to improve the management of customer relationships and to facilitate cross-marketing of financial products. These new endeavors are expected to enhance future revenue growth. Overall home office expenses are anticipated to decline slightly in the coming year.

The effective income tax rate was essentially unchanged from 1997 to 1998. The rate rose one percentage point to 29.7 percent in 1999 due to declining affordable housing tax credits. The Company has $37.1 million invested in real estate joint ventures generating such credits, which provide much of Kansas City Life's rate reduction from the 35.0 percent Federal income tax rate.

The following comments address the financial performance of each of the Company's four reportable operating segments: the Parent Company, divided between its individual and group insurance operations, and each of its two life insurance affiliates. Refer also to the Segment Information Note to the Consolidated Financial Statements.

Kansas City Life - Individual

The Company's individual business includes variable, interest sensitive and traditional products marketed through a general agency system. Universal life and annuity products are offered in both the variable and interest sensitive lines.

The segment's sales, in terms of new annualized premiums, increased 44 percent to a record level in 1998 and then declined 3 percent in 1999. Despite the decline, this year's sales remain double those of three years ago. Sales in the segment have been increasingly dominated by variable products. Variable sales, both universal life and annuity, nearly doubled in 1998 and rose 10 percent further this year. Variable products increased from 47 percent of segment sales in 1997 to 70 percent in 1999, and provided 41 percent of the segment's total statutory premiums. The variable line has generated $260 million in assets thus far, an 82 percent increase from a year ago. Sales of non-variable products, principally universal life and flexible annuities, improved 3 percent in 1998 but declined 23 percent this year.

Total insurance revenues, including renewal receipts, rose 24 percent in 1998 and 1 percent in 1999. However, nearly half of 1998's growth was due to comparing against a partial year's revenues for the acquired block in the previous year. Life insurance in force increased 2 percent in 1998 and 4 percent in 1999. This segment generated three-fourths of consolidated sales and 42 percent of consolidated insurance revenues this year.

Interest and mortality margins widened in the interest sensitive and variable blocks of business this year. This improvement offset considerably more adverse mortality and persistency in the block of life insurance acquired two years ago. Benefits ratios in the traditional line deteriorated somewhat as well due to less favorable mortality. Earnings in 1998 were impacted by narrowed investment margins in the interest sensitive lines. This was offset by favorable mortality experience in the acquired block of business and in the traditional line. Surrenders, as a percent of cash values available to be surrendered, remained largely constant over the three year period. Total benefits, including changes in policy reserves, equaled 62 percent of operating revenues for each of the three years.

Deferred acquisition cost assumptions were unlocked, or changed, this year largely in recognition of improving mortality in the interest sensitive lines. This reduced amortization $4.0 million, thus benefiting earnings.

Insurance operating expenses in the segment declined 3 percent in 1998 before rising 2 percent this year. Over the past two years insurance revenues rose 25 percent while insurance operating expenses decreased 1 percent, generating improved efficiencies.

Reflecting the factors above, operating earnings rose 13 percent and 10 percent in 1998 and 1999, respectively. Kansas City Life's individual business generated nearly three-quarters of consolidated operating income this year.

Kansas City Life - Group

Kansas City Life offers group life, disability and dental coverage and administrative services only (ASO). New annualized group premiums and ASO fees declined 10 percent in 1998 but rose 1 percent in 1999. This year's growth was restrained by the discontinuation of the stop loss line as discussed below. Total group insurance revenues, including renewal premiums and ASO fees, declined 2 percent in 1998 but rose 1 percent in 1999. Dental premiums account for 59 percent of group revenues while group life provides 16 percent, stop loss 10 percent and ASO 8 percent. Group provided one-fifth of consolidated insurance revenues.

Claims ratios, after remaining unchanged in 1998, improved slightly in 1999 primarily due to the dental line. While the overall group claims ratio remains historically high, two steps were taken this year to improve future profit performance. First, all existing long-term disability business was reinsured late in the year. Kansas City Life will continue to offer these products with the business 80 percent reinsured and claims processed by the reinsurer. Second, also late in the year, the stop loss line was discontinued. Where possible the business will be placed with a new insurer over the course of 2000 with placement fees accruing to Kansas City Life. The discontinuation negatively impacted group sales, so a more representative view of group sales progress in 1999 should exclude stop loss. On this basis, group sales rose 12 percent. While exiting the stop loss market will benefit earnings, group sales and revenue comparisons next year will be difficult since the line represented 12 percent of 1999 group sales and 10 percent of its insurance revenues.

Group operating expenses increased 11 percent and 3 percent in 1998 and 1999, respectively. The increase in 1998 largely reflected added ASO processing costs.

Profit margins expanded slightly this year after deteriorating in 1998. Although the bottom line improved during 1999, group continued to generate an operating loss. However, actions taken this year are expected to benefit future earnings.


                                              SELECTED FINANCIAL DATA
                                        (Thousands, except per share data)

                                       1999             1998              1997             1996              1995
Revenues:
  Insurance                         $   255 595          259 559           244 695          219 593           205 458

  Investment income, net                202 003          197 302           193 064          186 601           187 981
  Other                                  13 956           14 671             9 998            9 768             8 882
    Operating revenues              $   471 554          471 532           447 757          415 962           402 321
  Realized investment gains               2 860           11 426            14 505            3 013             4 950
                                    $   474 414          482 958           462 262          418 975           407 271

Operating income                    $    43 186           41 085            35 433           40 357            38 521
Realized investment gains, net            1 859            7 427             9 428            1 958             3 217
  Net income                        $    45 045           48 512            44 861           42 315            41 738
Per common share:
  Operating income                  $      3.51             3.32              2.86             3.26              3.12
  Realized investment gains, net            .15              .60               .77              .16               .26

    Net income                      $      3.66             3.92              3.63             3.42              3.38

  Cash dividends                    $      .960             .900              .880             .840              .815
  Stockholders' equity:
    As reported                     $     40.86            46.58             42.84            37.40             37.00
    Excluding unrealized
      gains and losses                    45.28            42.42             39.90            37.16             34.59

Assets                              $ 3 621 284        3 577 414         3 439 452        2 954 710         2 903 768
Net return on invested assets              7.31%            7.20              7.40             7.68              8.03
Life insurance in force             $26 747 316       26 641 664        26 595 709       22 148 738        21 023 702


The above is not covered by the report of independent auditors.

Per common share earnings information represents both basic and diluted earnings per common share.

Per share data has been adjusted for a two-for-one stock split in June 1999.


Sunset Life

Sunset Life is primarily a marketer of interest sensitive products, consisting of universal life and flexible annuities, to individuals through personal producing general agents. Sunset's sales climbed 31 percent in 1998 due to strong flexible annuity sales. However, this year's sales fell by half as the marketing effort was disrupted by the integration project and the transition to a new senior marketing officer. Sales are anticipated to improve in 2000 without these disruptions. As would be expected with the decline in sales, total insurance revenues declined 7 percent this year after rising 2 percent in 1998. The segment provided one-tenth of consolidated insurance revenues.

Benefits as a percentage of operating revenues improved from 49.1 percent in 1997 to 48.2 percent last year. However, the ratio deteriorated this year to
50.1 percent due to less favorable mortality experience. Universal life surrenders remained constant over the three years as a percent of accumulated values available to be surrendered. Flexible annuity withdrawals, on this basis, improved from 16.6 percent of accumulated values last year to 13.7 percent this year.

As mentioned previously, Sunset's operations were successfully integrated into Kansas City Life's home office this year and the targeted expense reductions were achieved. However, the requisite duplication of staff in Kansas City and Olympia for a few months, moving costs, training and added consulting costs associated with the integration effort caused Sunset's expenses to rise during the first nine months of the year. Operating expenses rose 10 percent for the year, but fell 4 percent in the fourth quarter after the integration was largely complete. Sunset's 2000 earnings will benefit from a full year's expense reduction from the integration effort. Additionally, Sunset's home office building in Olympia was sold for a $1.3 million pretax profit.

Thus decreased operating revenues and narrowed profit margins caused Sunset's operating income to decline 10 percent this year. The opposite results caused last year's operating income to rise 8 percent. It is anticipated that improved sales and revenues in 2000, combined with a full year of expense savings, will increase the segment's profitability. As it was, Sunset provided 19 percent of consolidated operating income.

Old American

Old American offers whole life final expense coverage in the senior market through a general agency sales force. Integral to its marketing approach, the Company seeks to generate reasonably priced, productive sales leads for its agents. Sales, in terms of annualized premiums, declined 23 percent in 1998.
More rigorous underwriting procedures initiated last year dampened sales but should improve earnings as an ever greater portion of the insurance in force benefits from these improved underwriting procedures. Sales were little changed this year. In order to rejuvenate its marketing results, the Company strove to enhance its lead generation capability, lower its cost per lead and expand the sales force. The segment's insurance revenues declined 5 percent this year and 2 percent last year. Old American accounts for one-fourth of consolidated insurance revenues.

Operating expenses declined in 1998 but rose 7 percent in 1999. However, operating expenses remain below expense goals established when the Company was purchased. Old American's administrative systems are fully integrated with those of Kansas City Life and Sunset Life in order to maximize economies of scale. The Companies also share staff functions in order to spread overhead over as large a book of business as possible.

Old American's operating earnings improved 75 percent last year since the prior year's results were depressed by adverse claims experience, particularly in the home health care block which was sold during 1998. As a result of the sale, improved earnings in the accident and health line in 1999 caused a 4 percent increase in Old American's operating earnings. The segment generated one-eighth of this year's consolidated operating income.

Market and Interest Rate Risk Analysis

The Kansas City Life Corporate Group holds a diversified portfolio of investments which includes cash, bonds, preferred stocks, mortgage-backed securities, commercial mortgages and real estate. Each of these investments is subject, in varying degree, to market risks which can affect its ability to earn a competitive return, which, in turn, affects its fair value. The majority of these assets are debt instruments and are considered fixed income investments. Thus the primary market risk affecting the Company is interest rate risk.

Generally the coupon or dividend income represents the greatest portion of fixed income instruments' overall total return. When interest rates fall, as they have for most of the past decade, the coupon and dividend streams of older, higher-paying investments become relatively more valuable than newer, lower-yielding opportunities. Thus the market value of the older, higher-paying investments increases. The opposite effect occurs when interest rates rise. The market value of such investments varies inversely to market interest rates.

As interest rates fell in 1998, the Kansas City Life's investments increased in value, and the securities' market value exceeded their book value by $91.7 million. In 1999 the Federal Reserve Open Market Committee began raising interest rates to reduce the risks of increasing inflation, thus pushing all interest rates higher and reducing the value of bonds. At year end the book value of our securities exceeded market value by $86.7 million, a reversal from the previous year end.

Due to the complex nature of interest rate movements and their uneven effects on the value of fixed income investments, the Company uses sophisticated computer programs to help predict changes in the value of the portfolio. Assuming that changes occur equally over the entire term structure of interest rates (the "yield curve"), it is estimated that a one percent (or 100 basis point) change in rates would translate to a $97.0 million ($70.2 million - 1998) change in market value for the $2.3 billion securities portfolio. Most financial market professionals quantify this relationship with the term duration, a mathematical measurement of the sensitivity of investment cash flow to small changes in market rates. Additionally, the larger potential gain compared to the potential loss indicates the portfolio has positive convexity, a term which applies to the skew in the securities' value changes.

Market changes rarely follow a linear pattern in one direction for any length of time. Within any diversified portfolio, an investor will likely find embedded options, puts and calls, that change the structure of the cash flow stream. Mortgage-backed securities are particularly sensitive to interest rate changes. As long-term interest rates fall, homeowners become more likely to refinance their mortgages or move up to a larger home, causing a prepayment of the outstanding mortgage principal which must then be reinvested at a lower rate. Should interest rates rise suddenly, prepayments expected by investors may cease, extending the maturity of a mortgage pool by many years. This represents a further interest rate risk to investors.

Kansas City Life currently owns $66 million of foreign bonds, all denominated in dollars, and consequently is not exposed to any direct foreign currency risk. The Company has an indirect exposure to exchange markets to the extent that the issuers of these securities can obtain dollars to fully fund their obligations. The Company has no material foreign exposure in its mortgage or real estate holdings.

Kansas City Life manages its investments under the constraints imposed by an Asset/Liability Management (ALM) program. The firm's obligation to policyholders, mainly represented by the anticipated cash flows paid out under insurance and annuity contracts, dictates the nature and construction of the portfolio. The ALM program attempts to balance the investment opportunities available in the market place with future cash obligations while optimizing policyholder returns.

As interest rates rise, policyholders become more likely to surrender policies or to borrow against the cash value in order to meet cash needs in an inflationary environment or to invest in higher yielding opportunities. This disintermediation may force liquidation of parts of the portfolio at a time when the market value of the fixed income investments is falling. Due to the strength of the Company's cash flow, it can adapt to small sudden changes in interest rates and large changes over longer periods of time. Extreme sudden market volatility, however, poses the greatest risk to the Company. Kansas City Life quantifies and mitigates this risk under ALM. The Company also maintains a number of credit lines with the capacity to borrow funds for added liquidity.

The Company may hedge this risk with the purchase or sale of certain derivative contracts, mainly in the form of caps, floors, swaps or swaptions. These contracts work mainly as volatility insurance, to provide value in periods of extreme interest rate movement. Thus their value is largely a function of the likelihood of a rapid, dramatic market change. Kansas City Life conducts numerous probability-based computer simulations to test the effect on our profitability of these market shifts, and to determine the value of derivative hedging. To date, the Company has not used derivatives due to a number of factors including pricing, liquidity, and the net value to the Company's business position. As a policy, the Company will never engage in the trading of such instruments for speculative purposes, and will only enter into derivative markets to hedge a specific, identifiable risk for a specific period of time under specific conditions.

                                                EXPECTED CASH FLOWS


                                                         There-  Total      Fair
                            2000  2001  2002  2003  2004  after Principal  Value
                                                 (dollars in millions)
Corporate bonds currently
       callable             $15     38    49    40    12     79     233      230
  Average interest rate    9.38% 10.69 12.16 11.11 10.67   9.14    10.46
Mortgage backed securities
       and CMO's              -      -     1     2     1    328     332      324
  Average interest rate       -%     -  7.03  7.11  7.29   6.99     7.00
All other securities         78     75    84   198   102  1 113   1 650    1 645
  Average interest rate    8.66%  9.37  7.49  7.52  8.03   8.08     8.06

Total                       $93    113   134   240   115  1 520   2 215    2 199


 . The table shows expected cashflows from principal repayments of bonds in the form of maturities, calls, sinking funds and prepayments

Changes in Reporting Regulations

Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and for Hedging Activities," provides comprehensive, consistent standards for the recognition and measurement of derivative and hedging activities. The standard is effective January 1, 2001, and is being evaluated for its effect on Kansas City Life and to ensure its implementation in a timely manner. It is currently anticipated that the guideline will not have a significant impact on the Company's reported results.

The  National  Association  of  Insurance  Commissioners  (NAIC)  has  issued  a comprehensive new guide to statutory accounting principles for the life insurance industry which will be effective January 1, 2001. These revised guidelines have generally been referred to as "codification." Each state must ratify these guidelines. Missouri, the Company's state of domicile, has not yet adopted codification, but it is anticipated that it will. While such guidelines do not impact stockholder reporting, which is based on generally accepted accounting principles (GAAP), they govern accounting practice and procedures required for reporting to state regulators. Assuming Missouri adopts codification, Kansas City Life will implement the guidelines as required and, it is believed, with little impact to statutory surplus.

Y2K Postmortem

Kansas City Life's Y2K efforts were successful and it is estimated that the incremental cost of the Company's compliance effort was $1.0 million. While this effort obviously was necessary to allow Kansas City Life to continue to function effectively in 2000 and beyond, it also benefited the Company by upgrading systems and better standardizing administrative systems throughout the organization.

Liquidity and Capital Resources

Life insurers function as generators of investment capital for our economy. Given this role, liquidity is generally of little concern, as was the case the past three years. The Company generated, on average, $36.8 million annually in funds from operations, net of receipts and withdrawals of contract deposits. In 1999 this source of funds equaled $29.6 million. Redemptions, sales and maturities of investments averaged $751.4 million each year. Kansas City Life invested an average of $855.2 million a year in the form of securities, commercial mortgages and real estate ventures.

The above information excludes proceeds from variable products which were invested in various mutual funds assigned to separate accounts and segregated from the general investments. Such funds totaled $260 million this year end.

The Company borrowed $69.5 million during 1999 to support investment strategies. No borrowing was required for operating needs. Forward investment commitments are minor. Cash flow testing and matching of assets and liabilities are performed regularly to ensure future cash flows meet the level and timing of future cash obligations.

Kansas City Life's statutory equity exceeds the minimum capital deemed to be required to support its book of business, as determined by the risk based capital calculations and guidelines established by the NAIC.

Book value per share, excluding unrealized gains and losses, equaled $45.28 at this year end and averaged 7 percent annual growth over the three years. In January 2000, the Board of Directors raised the dividend to an indicated annual rate of $1.00 a share, a $.04 a share increase. The Board also extended the stock repurchase program through 2000. An additional one million shares may be purchased, which would represent 8 percent of the shares outstanding. Under this program in 1999 the Company purchased 260,500 of its shares for $10.2 million.


                                           CONSOLIDATED INCOME STATEMENT
                                           (Thousands, except per share data)

                                            1999         1998        1997
REVENUES
Insurance revenues:
  Premiums:
    Life insurance                         $104 086     108 510     106 051
    Accident and health                      42 636      42 441      44 931
  Contract charges                          108 873     108 608      93 713
Investment revenues:
  Investment income, net                    202 003     197 302     193 064
  Realized investment gains, net              2 860      11 426      14 505
Other                                        13 956      14 671       9 998
     TOTAL REVENUES                         474 414     482 958     462 262


BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                            110 672     107 355     100 037
  Surrenders of life insurance               14 592      19 368      14 999
  Other benefits                             70 702      72 190      71 338
  Increase in benefit and contract reserves  85 206      84 427      86 804
Amortization of deferred acquisition costs   31 261      36 201      35 712
Insurance operating expenses                 97 918      95 468      90 749

         TOTAL BENEFITS AND EXPENSES        410 351     415 009     399 639


Income before Federal income taxes           64 063      67 949      62 623

Federal income taxes:
  Current                                    21 172      20 471      15 073
  Deferred                                   (2 154)     (1 034)      2 689

                                             19 018      19 437      17 762


NET INCOME                                 $ 45 045      48 512      44 861


Basic and diluted earnings per share          $3.66        3.92        3.63

See accompanying Notes to Consolidated Financial Statements.



                                            CONSOLIDATED BALANCE SHEET


                                                          1999            1998
ASSETS
Investments:
 Fixed maturities:
  Available for sale, at fair value (amortized
    cost $2,079,458,000; $2,012,975,000 - 1998)        $1 999 215    2 094 362
  Held to maturity, at amortized cost
  (fair value $107,570,000; $123,515,000 - 1998)          107 606      115 504
     Equity securities available for sale, at fair value
     (cost $122,371,000; $98,509,000 - 1998)              115 968      100 749
  Mortgage loans on real estate, net                      340 704      315 705
  Real estate, net                                         42 011       43 840
  Real estate joint ventures                               37 336       39 388
  Policy loans                                            118 521      122 860
  Short-term                                               19 380       59 160
      TOTAL INVESTMENTS                                 2 780 741    2 891 568
Cash                                                       22 355       16 763
Accrued investment income                                  43 907       42 515
Receivables, net                                           15 823       12 997
Property and equipment, net                                22 010       22 436
Deferred acquisition costs                                236 370      218 957
Value of purchased insurance in force                      95 636      104 331
Reinsurance assets                                        123 724      117 772
Deferred income tax asset                                  14 716            -
Other                                                       6 103        7 067
Separate account assets                                   259 899      143 008
                                                       $3 621 284    3 577 414

 LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                                        $ 782 341      774 701
  Accident and health                                      47 215       47 641
Accumulated contract values                             1 688 706    1 731 262
Policy and contract claims                                 34 721       34 347
Other policyholders' funds:
  Dividend and coupon accumulations                        61 740       62 726
  Other                                                    90 885       75 033
Notes payable                                              69 500            -
Income taxes:
  Current                                                   7 870        4 582
  Deferred                                                      -       43 739
Other                                                      84 602       82 442
Separate account liabilities                              259 899      143 008
     TOTAL LIABILITIES                                  3 127 479    2 999 481
Stockholders' equity:
  Common stock, par value $1.25 per share
    Authorized 36,000,000 shares,
        issued 18,496,680 shares                           23 121       23 121
  Paid in capital                                          18 498       17 633
  Retained earnings                                       614 278      581 074
  Accumulated other comprehensive income (loss)           (59 095)      45 466
  Less treasury stock, at cost
     (6,411,738 shares; 6,087,894 shares - 1998)         (102 997)     (89 361)
    TOTAL STOCKHOLDERS  EQUITY                            493 805      577 933
                                                       $3 621 284    3 577 414


See accompanying Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENT OF STOCKHOLDERS'EQUITY


                                                    1999       1998       1997


COMMON STOCK, beginning and end of year            $ 23 121    23 121    23 121

PAID IN CAPITAL:
  Beginning of year                                  17 633    16 256    14 761
  Excess of proceeds over cost of treasury stock sold   865     1 377     1 495

  End of year                                        18 498    17 633    16 256

RETAINED EARNINGS:
  Beginning of year                                 581 074   543 715   509 748
  Net income                                         45 045    48 512    44 861
  Other comprehensive income:
    Unrealized gains (losses) on securities        (104 921)   15 094    33 485
    Decrease (increase) in unfunded pension liability   360    (6 076)        -
  Comprehensive income (loss)                       (59 516)   57 530    78 346
  Transfer other comprehensive (income) loss to
    accumulated other comprehensive income          104 561    (9 018)  (33 485)
  Stockholder dividends of $.96 per share
     ($.90 - 1998 and $.88 - 1997)                  (11 841)  (11 153)  (10 894)

  End of year                                       614 278   581 074   543 715


ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Beginning of year                                  45 466    36 448     2 963
  Other comprehensive income (loss)                (104 561)    9 018    33 485
  End of year                                       (59 095)   45 466    36 448


TREASURY STOCK, at cost:
  Beginning of year                                 (89 361)  (88 946)  (87 729)
  Cost of 349,087 shares acquired (24,640
    shares - 1998 and 40,180 shares - 1997)         (14 094)   (1 063)   (1 440)
  Cost of 32,243 shares sold (47,296
    shares - 1998 and 47,372 shares - 1997)             458       648       223

  End of year                                      (102 997)  (89 361)  (88 946)

     TOTAL STOCKHOLDERS' EQUITY                    $493 805   577 933   530 594


See accompanying Notes to Consolidated Financial Statements.


          CONSOLIDATED STATEMENT OF CASH FLOWS


                                                     1999       1998       1997

OPERATING ACTIVITIES
Net income                                       $  45 045    48 512     44 861
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium
      (discount), net                                2 061     2 398    (1 290)
    Depreciation                                     5 265     5 153      5 379
    Policy acquisition costs capitalized           (39 553)  (46 011)   (42 170)
    Amortization of deferred acquisition costs      31 261    36 201     35 712
    Realized investment gains                       (2 860)  (11 426)   (14 505)
    Changes in assets and liabilities:
     Future policy benefits                         12 375    25 855     16 227
     Accumulated contract values                   (10 182)  (12 264)    (9 933)
     Other policy liabilities                       14 867     6 842      7 137
     Income taxes payable and deferred             (14 748)  (11 399)     4 768
    Other, net                                      18 449      (718)    (3 685)

    NET CASH PROVIDED                               61 980    43 143     42 501

INVESTING ACTIVITIES
Purchases of investments:
  Fixed maturities available for sale             (654 943)  (644 087) (855 980)
  Fixed maturities held to maturity                 (3 354)         -         -
  Equity securities available for sale             (43 130)   (28 047)  (69 434)
Sales of fixed maturities available for sale       406 785    372 930   503 351
Maturities and principal paydowns
  of security investments:
    Fixed maturities available for sale            173 990    216 247   163 867
    Fixed maturities held to maturity               10 913     30 453   106 188
    Equity securities available for sale            22 644     28 043    31 473
Purchases of other investments                     (36 300)   (78 298) (152 045)
Sales, maturities and principal
  paydowns of other investments                     59 655     60 500    67 295
Acquisitions and dispositions of insurance
  blocks - net cash received (paid)                 (5 162)   (13 250)  213 092

    NET CASH PROVIDED (USED)                       (68 902)   (55 509)    7 807

FINANCING ACTIVITIES
Proceeds from borrowings                            95 850      1 100   245 050
Repayment of borrowings                            (26 350)    (1 100) (245 050)
Policyowner contract deposits                      148 993    175 421   169 699
Withdrawals of policyowner contract deposits      (181 367)  (187 028) (163 041)
Cash dividends to stockholders                     (11 841)   (11 153)  (10 894)
Disposition (acquisition) of treasury stock, net   (12 771)       962       278

    NET CASH PROVIDED (USED)                        12 514    (21 798)   (3 958)

Increase (decrease) in cash                          5 592    (34 164)   46 350
Cash at beginning of year                           16 763     50 927     4 577

    CASH AT END OF YEAR                         $   22 355     16 763    50 927


See accompanying Notes to Consolidated Financial Statements.


NOTES TO  CONSOLIDATED  FINANCIAL  STATEMENTS

(Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization

Kansas City Life Insurance Company is a Missouri domicled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive and variable products.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries, principally Sunset Life Insurance Company of America (Sunset Life) and Old American Insurance Company (Old American). Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year's presentation. GAAP requires management to make certain estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

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

Future Policy Benefits

For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded down and range from 7.00 to 5.00 percent. Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977.

Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life and flexible annuity products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 3.85 percent to 6.50 percent (3.85 percent to 7.25 percent during 1998 and 4.75 percent to 6.50 percent during
1997).

Withdrawal assumptions for all products are based on corporate experience.

Policy  Acquisition  Costs

The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for interest sensitive and variable products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and charges for mortality, expenses and surrenders that are expected to be realized over the term of the contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a block of business are revised.

Value of Purchased  Insurance in Force

The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and, in 1997, the acquisition of a block of life insurance business, is being amortized in proportion to projected future premium revenues or gross profits. Such amortization is included in insurance operating expenses. If these projections should change, the amortization is adjusted prospectively. This asset was increased $76,533,000 in 1997 for the acquisition of a life insurance block of business and $9,313,000 ($9,609,000 - 1998 and $8,856,000 -
1997) for accrual of interest and reduced $18,008,000 ($17,194,000 - 1998 and $14,962,000 - 1997) for amortization. The increase for accrual of interest for the life insurance subsidiary was calculated using a 13.0 percent interest rate for the life block and a 7.0 percent rate for the accident and health block and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Total accumulated accrual of interest and amortization equal $54,419,000 and $81,615,000, respectively. Based upon current conditions and assumptions as to future events, the Company expects that the amortization will be between 6 and 8 percent of the asset's current carrying amount in each of the next five years.

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

Participating  Policies

Participating business at year end approximates 12 percent of the consolidated life insurance in force. The amount of dividends to be paid is determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend scales contemplated at the time the policies were issued. Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

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

Income Per Share

Due to the Company's capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was 12,316,220 shares (12,394,104 shares - 1998 and 12,381,586 shares - 1997).

Statutory Information and
    Stockholder Dividends Restriction

The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                          1999      1998        1997
Net gain (loss) from operations
    for the year                       $ 41 902    35 185     (21 214)
Net income (loss) for the year           42 012    36 152     (18 681)
Unassigned surplus
    at December 31                      281 254   257 853     246 717
Stockholders' equity
    at December 31                      219 875   209 246     197 147

The statutory loss reported in 1997 arose from the acquisition of a block of business as discussed in a following Note. In accordance with statutory accounting guidelines for coinsurance transactions, the acquisition reduced statutory earnings and stockholders' equity at the date of acquisition $51.4 million, the purchase price paid less related tax benefits.

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 2000 without prior approval is $41,902,000.

The  Company   believes  these   statutory   limitations   impose  no  practical
restrictions on its dividend payment plans.

The  Company  is  required  to  deposit a defined  amount of assets  with  state
regulatory  authorities.   Such  assets  had  an  aggregate  carrying  value  of
$21,000,000 ($18,000,000 - 1998 and $36,000,000 - 1997).

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income which includes unrealized gains or losses on securities available for sale and unfunded pension liabilities as shown below.

                                    Unrealized        Unfunded
                                    Gain (Loss)        Pension
                                  on Securities       Liability         Total

1999:
Unrealized holding losses
  arising during the year          $(172 801)                         (172 801)
Less:  Realized losses included
            in net income             (2 527)                           (2 527)
Net unrealized losses               (170 274)                         (170 274)
Decrease in unfunded
  pension liability                        -             554               554
Effect on deferred
  acquisition costs                    8 858                             8 858
Deferred income taxes                 56 495            (194)           56 301
Other comprehensive income         $(104 921)            360          (104 561)

1998:
Unrealized holding gains
  arising during the year            $33 261                            33 261
Less:  Realized gains included
            in net income              9 360                             9 360
Net unrealized gains                  23 901                            23 901
Increase in unfunded
  pension liability                        -          (9 348)           (9 348)
Effect on deferred
  acquisition costs                     (680)                             (680)
Deferred income taxes                 (8 127)          3 272            (4 855)
Other comprehensive income           $15 094          (6 076)            9 018

1997:
Unrealized holding gains
  arising during the year            $63 486                            63 486
Less:  Realized gains included
            in net income              8 318                             8 318
Net unrealized gains                  55 168                            55 168
Effect on deferred
  acquisition costs                   (3 652)                           (3 652)
Deferred income taxes                (18 031)                          (18 031)
Other comprehensive income           $33 485                            33 485


The accumulated balances related to each component of accumulated other comprehensive income follow.

                                                      Change in
                                        Unrealized     Unfunded
                                        Gain (Loss)    Pension
                                      on Securities   Liability      Total

End of 1997                             $  36 448            -       36 448
Other comprehensive income
  (loss) for 1998                          15 094       (6 076)       9 018
End of 1998                                51 542       (6 076)      45 466
Other comprehensive income
  (loss) for 1999                       (104 921)          360     (104 561)
End of 1999                            $ (53 379)       (5 716)     (59 095)



REINSURANCE

                                  1999      1998      1997

Life insurance in force (in millions):
    Direct                     $ 23 616    23 261    22 800
    Ceded                        (5 483)   (4 488)   (3 375)
    Assumed                       3 131     3 380     3 796

        Net                    $ 21 264    22 153    23 221


Premiums:
Life insurance:
    Direct                     $127 805   128 584   128 491
    Ceded                       (29 255)  (26 748)  (26 262)
    Assumed                       5 536     6 674     3 822
        Net                    $104 086   108 510   106 051

 Accident and health:
    Direct                     $ 56 723    54 022    55 022
    Ceded                       (14 087)  (11 581)  (10 091)
    Assumed                           -         -         -

        Net                    $ 42 636    42 441    44 931


Contract charges arise generally from directly issued business. However contract charges also arise from a block of business assumed during 1997 as described below. Ceded benefit recoveries were $49,687,000 ($57,048,000 - 1998 and $39,483,000 - 1997).

Old American has two coinsurance agreements. One agreement reinsures certain whole life policies issued by Old American prior to December 1, 1986. These policies had a face value of $114,062,000 as of this year end. The reserve for future policy benefits ceded under this agreement was $46,741,000 ($49,041,000 -
1998). The second agreement ceded $10.4 million of home health care reserves in October 1998.

In 1997, Kansas City Life acquired a block of traditional life and universal life-type products. As of this year end, the block had $3.1 billion of life insurance in force ($3.4 billion - 1998). The block generated life insurance premiums of $5,788,000 ($6,656,000 - 1998). Additionally, in November 1999, the Company ceded its group long-term disability reserves, totaling $5.2 million.

The maximum retention on any one life is $350,000 for ordinary life plans and $100,000 for group coverage. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.


PROPERTY AND EQUIPMENT

                                         1999        1998

Land                                 $    766        1 029
Home office complex                    21 404       22 995
Furniture and equipment                32 258       30 238

                                       54 428       54 262
Less accumulated depreciation         (32 418)     (31 826)

                                      $22 010       22 436

Property  and   equipment  are  stated  at  cost  and   depreciated   using  the
straight-line method. The home office is depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

NOTES PAYABLE

                                          1999         1998
Federal Home Loan Bank loan with
  various maturities and a weighted
  average variable interest rate,
  currently 5.62 percent, secured
  by specified securities                $55 000         -

Commerce Bank unsecured revolving
  credit loan agreement providing a
  $20,000,000 line of credit with a
  variable interest rate, currently
  4.755 percent                            2 500         -

UMB Bank unsecured revolving credit
  loan agreements providing a
  $40,000,000 line of credit with a
  variable interest rate, currently
  4.95 percent                            12 000         -

                                         $69 500         -


As a member of the Federal Home Loan Bank with a capital investment of $23,400,000, the Company has the ability to borrow up to $55,000,000 from the bank. The Company earns 6.35 percent on the capital investment in the bank. All borrowing is used to enhance investment strategies. Interest paid on all borrowings equaled $1,135,000 ($717,000 - 1998 and $515,000 - 1997).



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

The carrying amounts and fair values of the financial instruments follow.

                                    1999                           1998
                            Carrying         Fair      Carrying         Fair
                             Amount         Value       Amount         Value
Investments:
  Securities available
    for sale              $2 115 183     2 115 183    2 195 111      2 195 111
  Securities held
    to maturity              107 606       107 570      115 504        123 515
  Mortgage loans             340 704       328 973      315 705        332 419

Liabilities:
  Individual and
    group annuities         $743 438       724 908      793 068        767 537
  Supplementary
    contracts without
    life contingencies        21 216        21 216       21 899         21 899

The  following   Investments  Note  provides   further  details   regarding  the
investments above.


INVESTMENTS

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                    1999            1998             1997
Investment income:
    Fixed maturities             $157 766         154 213          154 393
    Equity securities               9 378           6 583            7 288
    Mortgage loans                 27 608          26 024           23 984
    Real estate                     9 907           9 587           10 350
    Policy loans                    7 959           8 098            7 296
    Short-term                      3 639           4 832            3 612
    Other                           3 709           3 948            3 132
                                  219 966         213 285          210 055
Less investment expenses          (17 963)        (15 983)         (16 991)

                                 $202 003         197 302          193 064


Realized gains (losses):
    Fixed maturities             $ (2 714)          8 052            4 778
    Equity securities                 126           1 360            3 702
    Mortgage loans                  1 500               -                -
    Real estate                     3 684           2 014            6 025
    Other                             264               -                -

                                 $  2 860          11 426           14 505

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities
 follow.
                               1999       1998        1997

Available for sale:
  End of year              $ (86 647)    83 627      59 726
  Effect on deferred
    acquisition costs          4 526     (4 332)     (3 652)
  Deferred income taxes       28 742    (27 753)    (19 626)

                           $ (53 379)    51 542      36 448

  Increase (decrease) in
    net unrealized gains
    during the year:
      Fixed maturities     $ (99 595)    18 701      33 209
      Equity securities       (5 326)    (3 607)        276

                           $(104 921)    15 094      33 485

Held to maturity:
  End of year              $     (36)     8 011       5 834

  Increase (decrease) in
    net unrealized gains
    during the year        $  (8 047)      2 177     (1 775)


Securities

The amortized cost and fair value of investments in securities at this year end follow.

                                                 Gross
                               Amortized       Unrealized         Fair
                                  Cost      Gains     Losses      Value
Available for sale:
Bonds:
  U.S.government              $   47 264      170        607      46 827
  Public utility                 270 618    1 938     11 098     261 458
  Corporate                    1 405 241    7 119     78 468   1 333 892
  Mortgage-backed                299 933    5 522      3 480     301 975
  Other                           55 537      217      1 556      54 198
Redeemable
   preferred stocks                  865       12         12         865

Fixed maturities               2 079 458   14 978     95 221   1 999 215
Equity securities                122 371    1 916      8 319     115 968

                              $2 201 829   16 894    103 540   2 115 183


Bonds held to maturity:
Public utility                $   18 101      743         45      18 799
Corporate                         83 429    1 282      2 127      82 584
Other                              6 076      117          6       6 187

                                 107 606    2 142      2 178     107 570

                              $2 309 435   19 036    105 718   2 222 753


The amortized cost and fair value of investments in securities at last year end follow.


                                      Gross
                     Amortized     Unrealized         Fair
                        Cost     Gains    Losses      Value
Available for sale:
Bonds:
  U.S. government   $   45 079    1 747      381     46 445
  Public utility       294 016   15 850    1 946    307 920
  Corporate          1 321 368   66 176   13 151  1 374 393
  Mortgage-backed      278 657   10 942      618    288 981
  Other                 70 224    3 216      441     72 999
Redeemable
  preferred stocks       3 631      121      128      3 624

Fixed maturities     2 012 975   98 052   16 665  2 094 362
Equity securities       98 509    6 184    3 944    100 749

                     2 111 484  104 236   20 609  2 195 111

Bonds held to maturity:
Public utility      $   25 325    1 934        7     27 252
Corporate               87 302    6 267      511     93 058
Other                    2 877      328        -      3 205

                       115 504    8 529      518    123 515

                    $2 226 988  112 765   21 127  2 318 626


The Company does not hold any non-income producing fixed maturity securities.

The distribution of the fixed maturity securities' contractual maturities at this year end follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                     Amortized       Fair
                                       Cost          Value
Available for sale:
Due in one year or less              $   54 611      53 865
Due after one year through five years   439 949     426 273
Due after five years through ten years  516 096     497 165
Due after ten years                     768 869     719 937
Mortgage-backed bonds                   299 933     301 975

                                     $2 079 458   1 999 215


Held to maturity:
Due in one year or less              $   13 053      13 143
Due after one year through five years    41 025      42 071
Due after five years through ten years   44 057      42 584
Due after ten years                       9 471       9 772

                                     $  107 606     107 570

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                 1999      1998      1997

Proceeds                       $428 425   422 241   509 502
Gross realized gains              9 455    12 512    11 597
Gross realized losses            10 371     5 234     2 349

The Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

No derivative financial instruments are employed.


Mortgage Loans

The Company  holds  non-income  producing  mortgage  loans  equaling  $1,528,000
($1,004,000 - 1998). Mortgage loans are carried net of a valuation reserve of $7,000,000 ($8,500,000 - 1998).

The mortgage portfolio is diversified geographically and by property type as follows.

                              1999                 1998
                       Carrying    Fair    Carrying     Fair
                        Amount    Value      Amount    Value
Geographic region:
  East north central   $ 29 470   28 250     31 068    32 373
  Mountain               69 522   67 325     67 530    71 397
  Pacific               123 581  119 375    106 982   112 461
  West south central     30 708   30 071     33 044    34 813
  West north central     71 030   68 703     69 594    73 157
  Other                  23 393   22 249     15 987    16 718
  Valuation reserve      (7 000)  (7 000)    (8 500)   (8 500)

                       $340 704  328 973    315 705   332 419



                            1999                 1998
                     Carrying   Fair      Carrying    Fair
                      Amount    Value      Amount     Value
Property type:
 Industrial         $229 103   221 036     209 752   220 474
 Retail               19 510    19 515      22 847    24 301
 Office               81 540    78 310      74 633    78 291
 Other                17 551    17 112      16 973    17 853
 Valuation reserve    (7 000)   (7 000)     (8 500)   (8 500)

                    $340 704   328 973     315 705   332 419

The Company has commitments which expire in 2000 to originate mortgage loans of $3,440,000.

No  mortgage  loans  were   foreclosed  upon  and  transferred  to  real  estate
investments during the year ($1,181,000 - 1998 and $3,189,000 - 1997).

No mortgage loans were acquired in the sale of real estate assets during the year ($2,025,000 - 1998 and $4,299,000 - 1997).

Real Estate

Detail concerning the Company's real estate investments follows.

                                          1999       1998
Penntower office building, at cost:
    Land                               $  1 106      1 106
    Building                             18 582     18 244
    Less accumulated depreciation       (10 881)   (10 340)
Foreclosed real estate, at lower of
    cost or net realizable value          4 655     10 946
Other investment properties, at cost:
    Land                                  6 110      4 493
    Buildings                            36 710     32 848
    Less accumulated depreciation       (14 271)   (13 457)

                                       $ 42 011     43 840

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $1,519,000 ($2,877,000 - 1998) to reflect net realizable value.

The  Company  held  non-income   producing  real  estate   equaling   $3,483,000
($6,099,000 - 1998).


PENSIONS AND OTHER
POSTRETIREMENT BENEFITS

The Company has pension and other postretirement benefit plans covering substantially all its employees. The defined benefits pension plan covers employees who were age 55 or over with at least 15 years of vested service at December 31, 1997. This plan's benefits are based on years of service and the employee's compensation during the last five years of employment. Employees have a cash balance account consisting of credits to the account based upon an employee's years of service and compensation and interest credits. As disclosed in the tables at right, the amendment to change the plan to a cash balance plan in 1998 decreased the projected benefit obligation $10,038,000. The closure of Sunset Life's office in 1999 and significant retirements at Kansas City Life resulted in the recognition of settlement and curtailment costs of $3,562,000. The postretirement medical plans for the employees, full-time agents, and their dependents are contributory with contributions adjusted annually. The Company pays these medical costs as due and the plan incorporates cost-sharing features. The postretirement life insurance plan is noncontributory with level annual payments over the participants' expected service periods. The plan covers only those employees with at least one year of service as of December 31, 1997. The benefits in this plan are frozen using the employees' years of service and compensation as of December 31, 1997. The tables at the right outline the plans' funded status and their impact on the Company's financial statements.

Non-contributory defined contribution retirement plans for general agents and eligible sales agents provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $143,000 ($134,000 - 1998 and $133,000 - 1997). A non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions is also offered. Contributions to this plan were $609,000 ($724,000 - 1998 and $265,000 - 1997).

Savings plans for eligible employees and agents match employee contributions up to 6 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plan were $1,468,000 ($1,485,000 - 1998 and $2,102,000 - 1997). Effective in 1998, the Company may contribute an additional profit sharing amount up to 4 percent of salary depending upon corporate profits. No profit sharing contribution was made in 1998 or 1999.

A non-contributory trusteed employee stock ownership plan covers substantially all salaried employees. The Company has made no contributions to this plan since 1992.

                                     Pension Benefits          Other Benefits
                                     1999        1998        1999         1998

Accumulated benefit obligation     $ 88 405     107 488          -            -

Change in plan assets:
Fair value of plan assets
  at beginning of year             $102 869      95 899      1 614        1 634
Return on plan assets                   934      10 988         82           86
Company contributions                 2 400       3 000          -            -
Benefits paid                       (20 963)     (7 018)      (293)        (106)

  Fair value of plan assets
    at end of year                 $ 85 240     102 869      1 403        1 614

Change in projected benefit obligation:
Benefit obligation
    at beginning of year           $110 547     119 651     18 808       15 485
Service cost                          2 760       2 746        626          615
Interest cost                         7 673       7 650      1 200        1 193
Plan amendments                           -     (10 038)         -            -
Curtailment                             469           -     (1 043)           -
Settlement                            5 375           -          -            -
Net (gain) loss from past experience (3 921)        637     (2 008)       1 991
Benefits paid                       (24 552)    (10 099)      (641)        (476)

  Benefit obligation
     at end of year                $ 98 351     110 547     16 942       18 808

Plan underfunding                  $(13 111)     (7 678)   (15 539)     (17 194)
Unrecognized net loss                26 404      22 488        557        3 653
Unrecognized prior service cost      (7 147)     (9 257)         -            -
Unrecognized net transition asset      (517)       (824)         -            -

  Prepaid (accrued) benefit cost   $  5 629       4 729    (14 982)     (13 541)

Amounts recognized in the
  consolidated balance sheet:
Accrued benefit liability          $ (3 165)     (4 619)   (14 982)     (13 541)
Accumulated other
   comprehensive income               8 794       9 348          -            -

  Net amount recognized             $ 5 629       4 729    (14 982)     (13 541)

Weighted average assumptions:
Discount rate                          7.75 %      7.00       7.75         7.00
Expected return on plan assets         8.75        9.00       5.50         5.50
Rate of compensation increase          4.50        4.50          -            -


The assumed growth rate of health care costs has a significant effect on the amounts reported as the table below demonstrates.

                                               One Percentage Point
                                             Change in the Growth Rate
                                             Increase        Decrease

Service and interest cost components          $  367           (301)
Postretirement benefit obligation              2 845         (2 429)


The components of the net periodic benefits cost follow.

                                   Pension Benefits            Other Benefits
                                   1999    1998     1997   1999    1998   1997

Service cost                    $ 2 760    2 746    3 150    626     615    560
Interest cost                     7 673    7 650    7 823  1 200   1 194  1 014
Expected return on plan assets   (9 067)  (8 539)  (7 776)   (88)    (90)   (85)
Amortization of:
 Unrecognized net (gain) loss     1 014    1 152      582     52      76     (5)
 Unrecognized prior service cost   (647)    (769)       2      -       -      -
 Unrecognized net transition asset (206)    (206)    (206)     -       -      -

Net periodic benefits cost      $ 1 527    2 034    3 575  1 790   1 795  1 484


For measurement purposes, a 10 percent annual increase in the per capita cost of covered health care benefits was assumed to decrease gradually to 6 percent in 2004.

SEGMENT INFORMATION

                                      Kansas City Life  Sunset   Old
                                     Individual  Group  Life  American    Total
1999:
Revenues from external customers    $  113 399 53 311  26 750  76 091    269 551
Investment revenues                    152 338  1 083  33 617  14 965    202 003
Segment income (loss)                   30 622   (898)  8 049   5 413     43 186
Other significant noncash items:
  Increase in policy reserves           60 072    681  16 411   8 042     85 206
  Amortization of deferred
    acquisition costs                   12 443      -   7 765  11 053     31 261
  Amortization of the value of
    purchased insurance in force         5 128      -       -   3 567      8 695
Interest expense                         1 148      -       -       -      1 148
Income tax expense                      12 931   (385)  3 898   2 574     19 018

Segment assets                       2 679 521 16 107 528 708 396 948  3 621 284
Expenditures for other
     long-lived assets                   3 742    214       3     298      4 257


1998:
Revenues from external customers    $  112 898 52 537  28 794  80 001    274 230
Investment revenues                    150 328  1 146  31 878  13 950    197 302
Segment income (loss)                   27 918   (985)  8 954   5 198     41 085
Other significant noncash items:
  Increase in policy reserves           57 581    535  16 269  10 042     84 427
  Amortization of deferred
    acquisition costs                   16 861      -   8 323  11 017     36 201
  Amortization of the value of
    purchased insurance in force         4 660      -       -   2 925      7 585
Interest expense                           717      -       -       -        717
Income tax expense                      12 997   (422)  4 314   2 548     19 437

Segment assets                       2 627 568 16 215 538 254 395 377  3 577 414
Expenditures for other
     long-lived assets                   2 658    259      97      69      3 083


1997:
Revenues from external customers    $   90 759 53 698  28 269  81 967    254 693
Investment revenues                    146 610  1 216  32 171  13 067    193 064
Segment income (loss)                   24 704   (493)  8 259   2 963     35 433
Other significant noncash items:
  Increase in policy reserves           55 924    202  16 768  13 910     86 804
  Amortization of deferred
    acquisition costs                   15 138      -   8 026  12 548     35 712
  Amortization of the value of
    purchased insurance in force         2 211      -       -   2 683      4 894
Interest expense                           515      -       -       -        515
Income tax expense                      12 735   (212)  3 904   1 335     17 762

Segment assets                       2 533 546 16 828 517 423 371 655  3 439 452
Expenditures for other
     long-lived assets                   2 326    473      60      13      2 872


Enterprise-Wide Disclosures
                                                    1999        1998      1997
Revenues from external customers by line of business:
  Variable life insurance and annuities           $ 11 153      6 928      2 062
  Interest sensitive products                       97 720    101 680     91 651
  Traditional individual insurance products         97 616    103 171    101 332
  Group life and disability products                49 106     47 780     49 650
  Group ASO services                                 4 205      4 716      4 048
  Other                                              9 751      9 955      5 950
      Total                                       $269 551    274 230    254 693

Company operations have been classified and summarized into the four reportable segments at left. The segments, while generally classified along Company lines, are based upon distribution method, product portfolio and target market. The Parent Company was divided into two segments. The Kansas City Life - Individual segment consists of sales of variable life and annuities, interest sensitive products and traditional life insurance products by a career general agency sales force. The block of universal life and traditional life insurance acquired in 1997 is included in this segment. The Kansas City Life - Group segment consists of sales of group life, disability and dental products and administrative services only (ASO) by the Company's career general agency sales force and appointed group agents. The Sunset Life segment consists of sales of interest sensitive and traditional products by personal producing general agents. The Old American segment markets whole life final expense products to seniors through a general agency sales force.

Separate investment portfolios are maintained for each of the companies. However, investments are allocated to the group segment based upon its cash flows. Its investment revenue is modeled using the year of investment method. Home office functions are fully integrated for the three companies in order to maximize economies of scale. Therefore, operating expenses are allocated to the segments based upon internal cost studies which are consistent with industry cost methodologies.

The totals at left agree to the selected financial data which reconciles to the consolidated financial statements. Intersegment revenues are not material. The Company operates solely in the United States and no individual customer accounts for 10 percent or more of the Company's revenue.


FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                         1999      1998     1997

Federal income tax rate                   35 %      35       35
Special tax credits                        (5)      (6)      (6)
Other permanent differences                 -        -       (1)

Actual income tax rate                     30 %     29       28


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                          1999        1998
Deferred tax assets:
  Basis differences between tax and
    GAAP accounting for investments     $26 774          -
  Future policy benefits                 49 133     51 205
  Employee retirement benefits           11 990     14 999
  Other                                   9 413      6 308

Gross deferred tax assets                97 310     72 512

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization           44 809     42 487
  Basis differences between tax and
    GAAP accounting for investments           -     35 104
  Property and equipment, net             3 841      1 792
  Value of insurance in force            33 102     36 070
  Other                                     841        798

Gross deferred tax liabilities           82 593    116 251

  Net deferred tax asset (liability)    $14 717    (43 739)

A "valuation allowance" must be established for any portion of the deferred tax asset which is believed not to be realizable. In management's opinion, it is more likely than not that the Company will realize the benefit of the net deferred tax asset and, therefore, no valuation allowance has been established.

Federal income taxes paid for the year were $17,884,000 ($20,164,000 - 1998 and $14,335,000 - 1997).

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

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. Shareholders' surplus equals $388,267,000 for Kansas City Life, $85,411,000 for Sunset Life and $57,668,000 for Old American.

                             QUARTERLY CONSOLIDATED
                           FINANCIAL DATA (unaudited)

                        First     Second    Third    Fourth
1999:
Total revenues         $118 777  115 690   122 137  117 810


Operating income       $ 12 241    7 256    12 225   11 464
Realized gains, net         201      239     1 197      222

Net income             $ 12 442    7 495    13 422   11 686
Per common share:
  Operating income     $    .99      .58       .99      .95
  Realized gains, net       .01      .03       .10      .01


   Net income          $   1.00      .61      1.09      .96

1998:
Total revenues         $117 615  124 799   125 667  114 877


Operating income       $  8 098   11 492    12 930    8 565
Realized gains net        1 643    1 582     2 679    1 523

Net income             $  9 741   13 074    15 609   10 088
Per common share:
  Operating income     $    .66      .93      1.04      .68
  Realized gains net        .13      .13       .22      .13


   Net income          $    .79     1.06      1.26      .81


CONTINGENT LIABILITIES

The Company and certain of its subsidiaries are defendants in lawsuits involving claims and disputes with policyholders. It has become increasingly common for plaintiffs in these cases to seek class action status and punitive damages. Some of these lawsuits arise in jurisdictions that permit punitive damages disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any particular lawsuit or proceeding, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. In management's opinion the amounts ultimately paid, if any, would have no material effect on the Company's consolidated results of operations and financial position.



                                    REPORT OF
                              INDEPENDENT AUDITORS

                   To the Board of Directors and Stockholders
                      of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheets of Kansas City Life Insurance Company and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP
Kansas City, Missouri January 24, 2000


                             STOCKHOLDER INFORMATION


CORPORATE HEADQUARTERS
     Kansas City Life Insurance Company
     3520 Broadway
     Post Office Box 219139
     Kansas City, Missouri 64121-9139
     Telephone:  (816) 753-7000
     Fax: (816) 753-4902
     Internet: http://www.kclife.com
     E-Mail: kclife@kclife.com


NOTICE OF ANNUAL MEETING
     The annual meeting of stockholders will be held at 9 a.m. Thursday, April 20, 2000, at Kansas City Life's corporate headquarters.


TRANSFER AGENT
     Cheryl Keefer, Assistant Secretary
     Kansas City Life Insurance Company
     Post Office Box 219139
     Kansas City, Missouri 64121-9139


10-K  REQUEST

Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.


SECURITY HOLDERS

As of February 2, 2000, Kansas City Life had approximately 725 security holders, including individual participants in security position listings.


                         STOCK AND DIVIDEND INFORMATION
                             Stock Quotation Symbol
                              Over-the-Counter--KCLI


                                    Bid             Dividend
                              High       Low          Paid
                                         (per share)
     1999:
     First Quarter           $43.82     39.25       $ .240
     Second Quarter           42.75     43.00         .240
     Third Quarter            52.25     34.50         .240
     Fourth Quarter           40.00     32.75         .240
                                                    $ .960

     1998:
     First Quarter           $48.75     41.00        $.225
     Second Quarter           47.44     41.63         .225
     Third Quarter            47.75     34.50         .225
     Fourth Quarter           42.75     39.00         .225
                                                     $.900

The above has been restated to reflect a two-for-one stock split in June 1999.

A quarterly dividend of $.25 per share was paid February 22, 2000.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.