Form 10-K, Exhibit 13
period 2000-12-31
KANSAS CITY LIFE INSURANCE CO
filed 2001-03-30
CIK 54473

FINANCIAL SECTION

                               To Our Stockholders

     Management prepared the following consolidated financial statements and all other financial information included in this Annual Report and is responsible for its integrity, consistency and objectivity. In preparing these statements, management necessarily made certain estimates and judgments and selected accounting principles in conformity with generally accepted accounting principles in the United States appropriate in the circumstances.
     The Company maintains a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost, that its assets are protected and that its financial transactions are properly authorized and recorded. Qualified personnel in the Company maintain and monitor these internal controls on an ongoing basis.
     The Audit Committee of the Board of Directors, composed solely of outside directors, meets annually and, as required, with the independent auditors, management and the internal auditors. Each has free and separate access to the committee. The committee reviews audit procedures, scope and findings, and the adequacy of the Company's financial reporting.
     The independent auditors, KPMG LLP, are elected by the Board of Directors to audit the financial statements and render an opinion thereon.



                                                 /s/ Richard L. Finn

                                                 Richard L. Finn
                                                 Senior Vice President, Finance


                                                  Contents:

                                   Management's Discussion ...................22
                                   Selected Financial Data ...................24
                                   Financial Statements ......................28
                                   Notes to These Statements .................32
                                   Reports of Independent Auditors ...........43
                                   Stockholder Information ...................44


                             MANAGEMENT'S DISCUSSION
          and analysis of financial condition and results of operations


     Operating Results

     Earnings trended upward the past three years with operating earnings per share rising 50 percent over the period as all segments contributed to the improvement. Including realized gains and losses over that time, net income per share increased 12 percent. Return on equity averaged 8.79 percent for the three years and the pretax operating margin averaged 13.3 percent.

     This performance is best analyzed by reviewing each of the Company's operating segments. However, corporate-wide factors are discussed first, namely investment performance and income taxes.

     Investment income was unchanged in 2000 after rising 3 percent in 1999. The investment portfolio's amortized cost was essentially level over the past three years, but the investment mix shifted from securities to mortgage loans, which comprised 9.6 percent of investments in 1997 versus 14.4 percent this year. However, securities still comprise three-fourths of the portfolio. As the Company's product mix shifts increasingly toward variable products, whose investable funds largely are segregated into separate accounts, the investment portfolio is expected to decline over time, as will the income on the portfolio. The portfolio's net earned yield rose to 7.56 percent in 2000, from 7.52 percent in 1999 and 7.34 percent in 1998. Investment margins on the interest sensitive products widened in 1999 but narrowed in both 1998 and 2000. Net realized losses of $3.9 million were incurred this year, compared to net gains of $2.9 million and $11.4 million the previous two years. Investment purchases focused on mortgage loans this year, but the Company experienced a net cash outflow in its investments overall. The net yield on securities and mortgage loan purchases equaled 7.95 percent, compared to 7.81 percent in 1999. Investment assets declined 1 percent in 2000. The unrealized loss on the securities portfolio improved $14.7 million during the year as market yields declined.

     The Company has long prided itself on the quality of its investment portfolio. However, management has chosen to assume more risk in the securities portfolio in an effort to attain higher total returns commensurate with the added risk. Therefore, 91 percent of its securities are investment grade, compared to 96 percent in 1997. Securities delinquencies and defaults represent
0.6 percent of the portfolio, up from 0.3 percent last year. These issues were written down to their estimated fair value, resulting in 2000's realized loss. The mortgage portfolio consists of loans on commercial properties, largely industrial warehouses. The loans are generally dispersed across the nation. However, there are two exceptions, none is located in the Northeast and a third of the properties are on the West Coast. No loans were foreclosed this year, none were restructured and none are delinquent. In response to the portfolio's demonstrated quality, the mortgage loan valuation reserve was reduced $3.0 million during 2000, creating an investment gain. Real estate investments comprise 2.9 percent of the entire portfolio, unchanged from 1997. The Company holds two properties acquired through foreclosure, valued at $2.1 million, the lower of cost or net fair value, which are under contracts for sale. Other real estate investments include industrial warehouses, office buildings and shopping center joint ventures. These properties' carrying values are significantly below their fair values. Sales of real estate properties generated $4.3 million of investment gains this year.

     The effective  income tax rate was  essentially  the same in 1998 and 2000,
28.6 percent and 28.4 percent, respectively. The rate rose to 29.7 percent in 1999 largely due to changes in affordable housing tax credits. The Company has invested $34.4 million in real estate joint ventures which generate these credits and provide much of the rate reduction from the 35.0 percent Federal income tax rate.

     The following addresses the financial performance of each of the Company's four reportable operating segments: the Parent Company, divided between its individual and group insurance operations, and each of its life insurance affiliates. Refer also to the Segment Information Note to the Consolidated Financial Statements.


Kansas City Life Insurance Company - Individual Operations

     The segment consists of the Parent Company's individual business, which is changing from traditional and interest sensitive products to predominantly variable universal life and annuity products. These are marketed through a general agency distribution system. This segment also includes the non-insurance affiliates, principally the banking and brokerage operations. The segment dominates Company performance, accounting for 41 percent of its insurance revenues, more than three-fourths of its sales and nearly two-thirds of its operating income.

     Sales, in terms of new annualized premiums, rose 42 percent over the past three years, with much of this growth occurring in 1998. The growth was driven by variable universal life and annuity products, which increased from 47 percent of sales in 1997 to 77 percent this year, as variable sales rose 134 percent over the three years. The variable line has generated $347.9 million in assets, one-fourth higher than a year ago. Reflecting changing consumer preferences, sales of interest sensitive products, consisting of universal life and flexible annuities, declined 42 percent from 1997 to account for only a fifth of current sales. Marketing efforts in 2001 will benefit from the enhancement of the variable product portfolio, a new universal life policy offering competitively high future cash accumulations, and the recent introduction of a CD annuity offering guaranteed investment returns.

     Insurance revenues, including renewal receipts, rose 22 percent from 1997 through 2000 largely due to the acquisition of a block of traditional and universal life insurance business during 1997. Excluding this acquisition, insurance revenues rose 2 percent a year on average.

     Policy surrenders remained within historical norms in the traditional, universal life and variable lines of business. However, flexible annuity surrenders rose consistently over the three years as a percentage of accumulated values available to be surrendered reflecting changing consumer preferences. While this has little impact on current earnings, the surrenders truncate future earnings flows.

     The segment's operating earnings grew at a 10 percent average annual rate since 1997 largely due to expanding pretax profit margins. These margins widened from 13.8 percent of operating revenues in 1997 to 16.9 percent this year due to more favorable mortality experience, $4.0 million of unlocking benefit in each of the past two years and improved operating efficiencies. Deferred acquisition cost assumptions were changed, or unlocked, to reflect the emergence of actual profit margins which were better than those assumed. These assumptions will be reviewed annually in the future and unlocked as necessary. However, the annual benefit is expected to be below that of the past two years. Operating expenses improved relative to revenues even as $2.4 million was invested in developing the banking and customer relationship management initiatives.


Kansas City Life Insurance Company - Group Operations

     The group segment consists of life and disability coverages and a substantial block of group dental business. These products are sold through the Kansas City Life sales force and appointed group agents. The group marketplace is sizable and expanding, but it is also highly competitive. Thus the potential for sales growth is considerable, but profitable sales growth is challenging. Group took several significant steps the past two years to bolster earnings performance. First, the stop loss line was discontinued in late 1999. Second, the long-term disability business was reinsured late that year as well. Kansas City Life will continue to offer long-term disability products but they will be 80 percent reinsured with claims paid by the reinsurer. Finally, management was strengthened in the ASO claims paying service with resulting increased revenues and widened profit margins. The group segment provides one-fifth of corporate insurance revenues, 9 percent of sales and 2 percent of the Company's operating income.

     Sales declined 5 percent a year on average since 1997. However, excluding the discontinued stop loss line of business, group sales rose 1 percent a year on average, with 4 percent growth in 2000. The dental line provides three-fourths of group sales and rose an average of 2 percent annually over the past three years.

     The efforts taken to address the stop loss and long-term disability lines, while improving group's bottom line, dampened insurance revenue growth to 2 percent annually over the past three years. Excluding these two lines of business, revenues grew 4 percent annually, largely due to 8 percent average annual growth in dental, a line providing two-thirds of group revenues. Significantly, 2000's revenues were considerably above trend. Revenues rose 5 percent in total for the year, but increased 12 percent excluding the stop loss and long-term disability lines. Dental revenues rose 17 percent this year.

     Group recorded operating losses in 1998 and 1999 but earned $831,000 this year as pretax operating margins tripled due to considerably improved claims ratios partially resulting from the efforts discussed above.


Sunset Life Insurance Company of America

     Sunset Life offers interest sensitive and term products to individuals through personal producing general agents. Much of its operations were integrated into the corporate headquarters in 1999 resulting in significant efficiencies. Its marketing operations remain separate to provide the requisite focus on Sunset's particular markets and products in order to maximize their potential and to fully service the needs of Sunset's sales force. This segment generates 10 percent of consolidated insurance revenues, 5 percent of sales and one-fifth of operating income.

     Sales declined the past two years, resulting in sales this year which are half those of 1997. This reflected changing consumer preferences, disruptions related to the integration of the company's operations and the transition to a new marketing team. It is expected that sales will rebound in 2001 since these disruptions are past and the new marketing management will more fully implement their strategies.

     Insurance revenues were stable over the past three years. Pretax operating margins, however, rose from 19.4 percent of operating revenues in 1997 to 24.0 percent in 2000. The benefits provided both by unlocking deferred acquisition cost assumptions this year and by improved operating efficiency due to the integration mentioned above were only partially offset by less favorable mortality experience. Due to widening profit margins, operating earnings averaged 9 percent annual growth over the past three years.

                             SELECTED FINANCIAL DATA
                       (Thousands, except per share data)

                                         2000             1999              1998             1997              1996
Revenues:
  Insurance                        $   253,619           255,595           259,559          244,695           219,593
Investment income, net                 207,135           207,682           202,402          197,345           191,494
  Other                                 16,024            13,956            14,671            9,998             9,768
    Operating revenues                 476,778           477,233           476,632          452,038           420,855
  Realized investment gains (losses)    (3,871)            2,860            11,426           14,505             3,013
                                   $   472,907           480,093           488,058          466,543           423,868

Operating income                   $    51,599            43,186            41,085           35,433            40,357
Realized investment gains (losses), net (2,516)            1,859             7,427            9,428             1,958
  Net income                       $    49,083            45,045            48,512           44,861            42,315

Per common share:
  Operating income                 $      4.29              3.51              3.32             2.86              3.26
  Realized investment gains (losses), net (.21)              .15               .60              .77               .16

Net income                         $      4.08              3.66              3.92             3.63              3.42

  Cash dividends                   $      1.00               .96               .90              .88               .84
  Stockholders' equity:
    As reported                    $     44.28             40.86             46.58            42.84             37.40
    Excluding unrealized
      gains and losses                   47.92             45.28             42.42            39.90             37.16

Assets                             $ 3,646,261         3,621,284         3,577,414        3,439,452         2,954,710
Net return on invested assets             7.56 %            7.52              7.34             7.56              7.88
Life insurance in force            $26,938,904        26,747,316        26,641,664       26,595,709        22,148,738

The above is not covered by the report of independent auditors.
Per common share earnings information represents both basic and diluted earnings per common share.
Per share data has been adjusted for a two-for-one stock split in June 1999.


Old American Insurance Company

     Old American offers traditional final expense coverage to the senior market through a general agency sales force. Positive steps have been taken to enhance the Company's profitability over the past several years. First, the under-performing home health business was sold in 1998. Second, underwriting standards on new business were strengthened that year as well. Although time is required for this to noticeably help earnings, its impact began to emerge this year. Additionally, Old American's operations are integrated with those of the Parent and Sunset Life in order to maximize economies of scale. Old American's marketing effort has been kept distinct from the other companies in the group for the same reasons as Sunset Life. This segment provides one-fourth of total insurance revenues, 7 percent of sales and 15 percent of consolidated operating income.

     This year's sales were just three-fourths of those in 1997. However, the company chose to pursue more profitable sales growth by instituting more stringent underwriting standards. While this dampened growth in the short run, this places Old American in a stronger financial position, to the benefit of its policyowners, sales agents and stockholders. Recruiting efforts regarding new agents will intensify during 2001 in order to achieve improved sales growth.

     Reflecting the sales trends discussed above, insurance revenues trended downward, declining 3 percent a year on average. However pretax operating margins rose from 4.5 percent of operating revenues in 1997 to 12.4 percent this year. This substantial improvement resulted from improved benefits ratios due to the changes in underwriting and the sale of the home health business discussed above. Additionally, operating expenses were well contained, declining 5 percent over the three-year period. These achievements resulted in 43 percent growth in operating earnings this year, and 41 percent average annual growth in earnings since 1997.


Market and Interest Rate Risk Analysis

     Kansas City Life holds a diversified portfolio of investments which includes cash, bonds, preferred stocks, mortgage-backed securities, commercial mortgages and real estate. Each of these investments is subject to varying market risks which can affect their ability to earn a competitive return and their fair value. The majority of these assets are debt instruments and are considered fixed income investments. Thus the primary market risk affecting the Company is interest rate risk.

     Generally, the coupon or dividend income represents the greatest portion of the fixed income investments' overall total return. As interest rates fall, as they have for most of the past decade, the coupon and dividend streams of older, higher-paying investments become relatively more valuable than newer, lower-yielding opportunities. Therefore, the market value of the older, high-paying investments increases. The opposite effect occurs as interest rates rise. The market value of such investments varies inversely to market interest rates.

     The Federal Reserve Open Market Committee began raising interest rates during 1999 to reduce the risks of increasing inflation, thus pushing interest rates higher and reducing the value of bonds. At year end 1999, the securities' book value exceeded their market value by $86.7 million, a reversal from the previous year. Rates reversed during 2000 and generally moved lower beginning in May. By year end the portfolio's book value exceeded its market value by $71.0 million.

     Due to the complex nature of interest rate movements and their uneven effects on the value of fixed income investments, complex computer programs are used to help predict changes in the value of its portfolio. Assuming that changes occur equally over the entire term structure of interest rates (the "yield curve"), it is estimated that a one percent (or 100 basis point) increase in rates translates to an $88.0 million ($97.0 million - 1999) loss of market value for the $2.2 billion securities portfolio. Conversely, a 100 basis point rate decrease translates to a $94.0 million increase in market value. The gain or loss due to changes in interest rates is affected by the portfolio's duration. Duration measures the time elapsing before cash flows are received. The longer the duration, the greater the variance in the portfolio's value for a given change in interest rates. Additionally, the larger size of the potential gain versus the potential loss indicates the portfolio has positive convexity, a term describing the skew in the securities' value changes.

     Market changes rarely follow a linear pattern in one direction for any length of time. Within diversified portfolios, an investor will likely find embedded options, puts and calls, that change the structure of the cash flow stream. Mortgage-backed securities are particularly sensitive to interest rate changes. As long-term interest rates fall, homeowners become more likely to refinance their mortgage or move up to a larger home, causing a prepayment of the outstanding mortgage principal which must then be reinvested at a lower rate. Should interest rates rise suddenly, prepayments expected by investors may cease, extending the maturity of a mortgage pool by many years. This represents a further interest rate risk to investors.

The majority of the corporate investments are debt instruments of domestic corporations, governmental agencies and government sponsored enterprises. These obligations expose the Company to varying degrees of credit risk with the exception of certain agency obligations carrying the full faith and credit of the Federal government. Credit risk is the risk that the value of the investment may decline due to deterioration in the financial strength of the issuer, and thus the timely payment of principal or interest might not occur. This risk is mitigated by diversifying the investment portfolio across a broad range of issuers, and by limiting the amount invested in any particular entity. With the exception of certain government sponsored enterprises, there is no exposure at this year end to any single issuer in an amount greater than one percent of its assets on a book value basis

                               EXPECTED CASH FLOWS
                                   (Millions)

                                                                                   There-  Total      Fair
                                       2001    2002     2003     2004     2005     after  Principal   Value

Corporate bonds currently callable  $   29       12       18       11        4       62      136         135
  Average interest rate               9.06%   10.20     8.71     7.96     8.86     6.10     7.57
Mortgage backed securities and CMO's   117       26       24       23       21       91      302         295
  Average interest rate               7.14%    7.58     7.45     7.36     7.26     7.37     7.29
All other securities                   135      107      182       98      162      917    1,601       1,596
  Average interest rate               6.92%    7.10     6.87     7.07     7.08     7.39     7.27

Total                                 $281      145      224      132      187    1,070    2,039       2,026

The table shows expected cash flows from principal repayments of bonds in the form of maturities, calls, sinking funds and prepayments.


     Kansas City Life owns $62.0 million of foreign bonds. Since these are denominated in U.S. dollars, there is no exposure to any direct foreign currency risk. However, there is an indirect exposure to exchange markets to the extent that the issuers of these securities need to obtain dollars to fully fund their obligations. The Company has no material foreign exposure in its mortgage or real estate holdings.

     Kansas City Life manages its investments under the constraints of an asset-liability management (ALM) program. Obligations to policyowners, mainly represented by the anticipated cash flows paid under insurance and annuity contracts, dictate the nature and construction of the investment portfolio. The ALM program is an effort to balance the investment opportunities available in the market place with the need to meet future cash obligations while optimizing policyowner returns.

     As interest rates rise, policyowners become more likely to surrender policies or to borrow against the cash value, often to meet sudden needs or to invest in higher yielding opportunities. This disintermediation may force partial liquidation of the portfolio at a time when the fair market value of fixed income investments is falling. If interest rates fall, new cash receipts may have to be invested at interest rate levels below the minimum guaranteed rates payable to policyowners, eroding profit margins. Due to the strength of its normal cash flow, the Company can usually adapt to small sudden changes in interest rates, or even larger changes occurring over long periods of time. Extreme sudden market volatility, however, poses the greatest risk. A number of steps are taken to quantify and mitigate this risk under ALM.

     For liquidity purposes, a number of short-term credit lines are maintained with the capacity to borrow additional capital. Agreements also exist with corresponding investment banks to borrow funds under reverse repurchase agreements. Kansas City Life has additional borrowing capacity through its membership in the Federal Home Loan Bank. The Company has $41.5 million in outstanding loans under this agreement which have been used to fund a short-term floating rate portfolio of mortgage-backed securities and collateralized mortgage obligations (CMO's).

     The aforementioned risks may be hedged, from time to time, with the purchase or sale of certain derivatives contracts, mainly in the form of caps, floors, swaps or swaptions. These contracts work mainly as volatility insurance, to provide value in periods of extreme interest rate movement. Thus their value is largely a function of the likelihood of a rapid, dramatic market change. Kansas City Life conducts numerous probability-based computer simulations to test the effects on profitability of these market shifts, and to determine the value of derivatives hedging. Derivatives have not been used thus far due to a number of factors, including pricing, liquidity and the net value to the Company's business position. The corporate policy is to not engage in the trading of such instruments for speculative purposes, and derivatives markets will only be used to hedge a specific, identifiable risk for a specific period of time under specific conditions.


Changes in Accounting Standards

     Financial Accounting Standard (FAS) No. 133,"Accounting for Derivative Instruments and for Hedging Activities," as amended by FAS No. 137, provides comprehensive, consistent standards for the recognition and measurement of derivative and hedging activities. The Standard, which the Company will adopt January 1, 2001, is not anticipated to have a significant impact on Kansas City Life's reported results.

     The National Association of Insurance Commissioners (NAIC) has issued comprehensive new guidelines to statutory accounting principles and practices for the life insurance industry which will take effect January 1, 2001. These revised guidelines are generally referred to as "codification." While this guide does not impact stockholder reporting, which is based on generally accepted accounting principles (GAAP), it does govern accounting practice and procedures required for reporting to state regulators. The Company will implement the guidelines as required with little impact to statutory surplus at any of our insurance companies.


     Liquidity and Capital Resources

     Kansas City Life generated $22.3 million in funds from its operations annually, on average, over the past three years after addressing receipts and withdrawals of policyowner contract deposits. Including funds provided by investment sales, maturities and paydowns, the Company generated an average of $689.2 million a year in new investments. Thus, liquidity is generally of little concern, although funds were borrowed over the three years in support of investment strategies. Additionally, as discussed earlier, assets and liabilities' maturities and yields are matched and cash flow testing is performed to ensure funds will be available as needed to meet future policyowner obligations.

     The above comments exclude net proceeds from the variable line of business since these largely are partitioned into separate accounts rather than held in the Company's general investments. These separate accounts totaled $325.1 million this year end.

     Kansas City Life's statutory equity comfortably exceeds the minimum capital deemed necessary to support its book of business, as determined by the risk based capital calculations and guidelines established by the NAIC.

     Current legislative activities are not expected to have a significant impact on the ongoing operations of the business.

     Book value, excluding the volatile effects of unrealized investment gains and losses, equaled $47.92 per share this year end and averaged 6 percent annual growth over the last three years. In January 2001, the Board of Directors raised the stockholder dividend to an indicated annual rate of $1.08 a share, an 8 percent increase. The Board also extended the stock repurchase program through 2001 to include the potential purchase of up to an additional one million shares, which would represent 8 percent of the shares outstanding. The Company purchased 126,000 of its shares on the open market for $4.0 million under this program during 2000.


                          CONSOLIDATED INCOME STATEMENT
          (Thousands, except per share data and parenthetical comments)

                                             2000         1999          1998
REVENUES
Insurance revenues:
  Premiums:
    Life insurance                      $    99,195      104,086       108,510
    Accident and health                      44,641       42,636        42,441
  Contract charges                          109,783      108,873       108,608
Investment revenues:
  Investment income, net                    207,135      207,682       202,402
  Realized investment gains (losses), net    (3,871)       2,860        11,426
Other                                        16,024       13,956        14,671

      TOTAL REVENUES                        472,907      480,093       488,058

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                            113,403      110,672       107,355
  Surrenders of life insurance               15,767       14,592        19,368
  Other benefits                             73,854       70,702        72,190
  Increase in benefit and contract reserves  73,816       85,206        84,427
Amortization of deferred acquisition costs   26,828       31,261        36,201
Insurance operating expenses                100,735      103,597       100,568

         TOTAL BENEFITS AND EXPENSES        404,403      416,030       420,109

Income before Federal income taxes           68,504       64,063        67,949

Federal income taxes:
  Current                                    15,633       21,172        20,471
  Deferred                                    3,788       (2,154)       (1,034)
                                             19,421       19,018        19,437

NET INCOME                              $    49,083       45,045        48,512


Basic and diluted earnings per share:
  Operating Income                            $4.29         3.51          3.32
  Realized investment gains (losses), net      (.21)         .15           .60

  Net income                                  $4.08         3.66          3.92


See accompanying Notes to Consolidated Financial Statements.


                           CONSOLIDATED BALANCE SHEET

                                                                                   2000            1999
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value (amortized cost $1,998,319,000;
     $2,079,458,000 - 1999)                                                  $   1,934,157       1,999,215
    Held to maturity, at amortized cost (fair value $80,463,000;
     $107,570,000 - 1999)                                                           80,572         107,606
  Equity securities available for sale, at fair value
    (cost $100,866,000; $122,371,000 - 1999)                                        94,269         115,968
  Mortgage loans on real estate, net                                               396,731         340,704
  Real estate, net                                                                  44,443          42,011
  Real estate joint ventures                                                        34,185          37,336
  Policy loans                                                                     116,024         118,521
  Short-term investments                                                            54,171          19,380
     TOTAL INVESTMENTS                                                           2,754,552       2,780,741
Cash                                                                                13,391          22,355
Accrued investment income                                                           41,028          43,907
Receivables, net                                                                     3,688           7,552
Property and equipment, net                                                         20,701          22,010
Deferred acquisition costs                                                         244,960         236,370
Value of purchased insurance in force                                               87,833          95,636
Reinsurance recoverables                                                           135,378         131,995
Deferred income taxes                                                                8,870          14,716
Other assets                                                                        10,712           6,103
Separate account assets                                                            325,148         259,899
                                                                             $   3,646,261       3,621,284
LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                                                             $     775,381         782,341
  Accident and health                                                               45,905          47,215
Accumulated contract values                                                      1,619,887       1,688,706
Policy and contract claims                                                          34,083          34,721
Other policyholders' funds:
  Dividend and coupon accumulations                                                 61,354          61,740
  Other                                                                             88,195          90,885
Notes payable                                                                       41,520          69,500
Current income taxes payable                                                         6,383           7,870
Other liabilities                                                                  116,151          84,602
Separate account liabilities                                                       325,148         259,899
     TOTAL LIABILITIES                                                           3,114,007       3,127,479
Stockholders' equity:
  Common stock, par value $1.25 per share
    Authorized 36,000,000 shares, issued 18,496,680 shares                          23,121          23,121
  Paid in capital                                                                   20,109          18,498
  Retained earnings                                                                651,324         614,278
  Accumulated other comprehensive loss                                             (55,280)        (59,095)
  Less treasury stock, at cost (6,475,203 shares; 6,411,738 shares - 1999)        (107,020)       (102,997)
     TOTAL STOCKHOLDERS' EQUITY                                                    532,254         493,805
                                                                             $   3,646,261       3,621,284


See accompanying Notes to Consolidated Financial Statements.


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                         2000             1999             1998


COMMON STOCK, beginning and end of year                           $      23,121          23,121            23,121

PAID IN CAPITAL:
  Beginning of year                                                      18,498          17,633            16,256
  Excess of proceeds over cost of treasury stock sold                     1,611             865             1,377

  End of year                                                            20,109          18,498            17,633

RETAINED EARNINGS:
  Beginning of year                                                     614,278         581,074           543,715
  Net income                                                             49,083          45,045            48,512
  Other comprehensive income (loss):
    Unrealized gains (losses) on securities                               9,581        (104,921)           15,094
    Decrease (increase) in unfunded pension liability                    (5,766)            360            (6,076)
  Comprehensive income (loss)                                            52,898         (59,516)           57,530
  Transfer other comprehensive (income) loss to
    accumulated other comprehensive income                               (3,815)        104,561            (9,018)
  Stockholder dividends of $1.00 per share
     ($.96 - 1999 and $.90 - 1998)                                      (12,037)        (11,841)          (11,153)

  End of year                                                           651,324         614,278           581,074


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Beginning of year                                                      (59,095)        45,466            36,448
  Other comprehensive income (loss)                                        3,815       (104,561)            9,018

  End of year                                                            (55,280)       (59,095)           45,466


TREASURY STOCK, at cost:
  Beginning of year                                                     (102,997)       (89,361)          (88,946)
  Cost of 174,550 shares acquired
    (349,087 shares - 1999 and 24,640 shares - 1998)                      (5,600)       (14,094)           (1,063)
  Cost of 111,085 shares sold
    (32,243 shares - 1999 and 47,296 shares - 1998)                        1,577            458               648

  End of year                                                           (107,020)      (102,997)          (89,361)


TOTAL STOCKHOLDERS' EQUITY                                         $     532,254        493,805           577,933


See accompanying Notes to Consolidated Financial Statements.


                                                 CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                         2000             1999             1998

OPERATING ACTIVITIES
Net income                                                        $      49,083          45,045            48,512
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium, net                               4,867           2,061             2,398
    Depreciation                                                          6,093           5,265             5,153
    Policy acquisition costs capitalized                                (35,775)        (39,553)          (46,011)
    Amortization of deferred acquisition costs                           26,828          31,261            36,201
    Realized investment (gains) losses                                    3,871          (2,860)          (11,426)
    Changes in assets and liabilities:
     Future policy benefits                                              (8,270)         12,375            25,855
     Accumulated contract values                                         (8,246)        (10,182)          (12,264)
     Other policy liabilities                                            (3,076)         14,867             6,842
     Income taxes payable and deferred                                    8,147         (14,748)          (11,399)
    Other, net                                                           22,819          18,449              (718)

    NET CASH PROVIDED                                                    66,341          61,980            43,143

INVESTING ACTIVITIES
Purchases of investments:
  Fixed maturities available for sale                                  (415,189)       (654,943)         (644,087)
  Fixed maturities held to maturity                                      (3,304)         (3,354)                -
  Equity securities available for sale                                  (22,134)        (43,130)          (28,047)
Sales of fixed maturities available for sale                            369,027         406,785           372,930
Maturities and principal paydowns
  of security investments:
    Fixed maturities available for sale                                 115,557         173,990           216,247
    Fixed maturities held to maturity                                    24,539          10,913            30,453
    Equity securities available for sale                                 44,158          22,644            28,043
Purchases of other investments                                         (138,947)        (36,300)          (78,298)
Sales, maturities and principal
  paydowns of other investments                                          53,990          59,655            60,500
Dispositions of insurance blocks - net cash paid                              -          (5,162)          (13,250)

    NET CASH PROVIDED (USED)                                             27,697         (68,902)          (55,509)

FINANCING ACTIVITIES
Proceeds from borrowings                                                 58,445          95,850             1,100
Repayment of borrowings                                                 (86,425)        (26,350)           (1,100)
Policyowner contract deposits                                           137,901         148,993           175,421
Withdrawals of policyowner contract deposits                           (198,474)       (181,367)         (187,028)
Cash dividends to stockholders                                          (12,037)        (11,841)          (11,153)
Disposition (acquisition) of treasury stock, net                         (2,412)        (12,771)              962

    NET CASH PROVIDED (USED)                                           (103,002)         12,514           (21,798)

Increase (decrease) in cash                                              (8,964)          5,592           (34,164)
Cash at beginning of year                                                22,355          16,763            50,927

    CASH AT END OF YEAR                                           $      13,391          22,355            16,763



See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Amounts in tables are generally stated in thousands, except per share data)


SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed primarily through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive and variable products.

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

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded down and range from 7.25 percent to5.25 percent. Mortality assumptions are based on standard mortality tables. The 1975-1980 Select and Ultimate Basic Table is used for business issued since 1977.

Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life and flexible annuity products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4.00 percent to 6.75 percent (3.85 percent to 6.50 percent - 1999 and 3.85 percent to 7.25 percent - 1998).

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for interest sensitive and variable products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and charges for mortality, expenses and surrenders that are expected to be realized over the term of the contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a block of business are revised. This asset is also adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

Value of Purchased Insurance in Force
The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and a block of life insurance business is being amortized in proportion to projected future premium revenues or gross profits. Such amortization is included in insurance operating expenses. If these projections should change, the amortization is adjusted prospectively. This asset was increased $8,523,000 ($9,313,000 - 1999 and $9,609,000 - 1998) for accrual of interest and reduced $16,326,000 ($18,008,000 - 1999 and $17,194,000 - 1998) for
amortization. The increase for accrual of interest for the life insurance subsidiary was calculated using a 13.0 percent interest rate for the life block and a 7.0 percent rate for the accident and health block and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Total accumulated accrual of interest and amortization equal $62,942,000 and $97,941,000, respectively. The value of purchased insurance inforce is adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities. Based upon current conditions and assumptions as to future events, the Company expects that the amortization will be between 6 and 8 percent of the asset's current carrying amount in each of the next five years.

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

Participating Policies
Participating business at year end approximates 11 percent of the consolidated life insurance in force. The amount of dividends to be paid is determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend scales contemplated at the time the policies were issued. Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

Investments
Securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments to deferred acquisition costs and the value of purchased insurance in force, and are included in accumulated other comprehensive income.

Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for possible losses. A loan is considered impaired if it is probable that contractual amounts due will not be collected. An allowance for possible impairment losses is based upon the loan's market price, or the fair value of the underlying collateral on a net realizable basis. Loans in foreclosure and loans considered to be impaired are placed on a non-accrual status. Other real estate investments are carried at depreciated cost. Real estate joint ventures are valued at cost adjusted for the Company's equity in earnings since acquisition. Policy loans are carried at cost less payments received. Premiums and discounts on fixed maturity securities are amortized over the life of the related security as an adjustment to yield using the effective interest method. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Federal Income Taxes
Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Share
Due to the Company's capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was 12,033,725 shares (12,316,220 shares - 1999 and 12,394,104 shares - 1998). The actual number of shares outstanding at year end was 12,021,477 (12,084,942 - 1999).

Statutory Information and
  Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                2000      1999     1998

Net gain from operations   $   45,730    41,902   35,185
Net income                     42,265    42,012   36,152
Unassigned surplus
    at December 31            311,804   281,254  257,853
Stockholders' equity
    at December 31            248,014   219,875  209,246

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 2001 without prior approval is $45,730,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

As of January 1, 2001, the Company will adopt new statutory codification guidelines as promulgated by the National Association of Insurance Commissioners
(NAIC). The net effect to both net income and surplus is expected to be immaterial.

The  Company  is  required  to  deposit a defined  amount of assets  with  state
regulatory  authorities.   Such  assets  had  an  aggregate  carrying  value  of
$18,000,000 ($21,000,000 - 1999 and $18,000,000 - 1998).

Comprehensive Income (Loss)
Comprehensive income is comprised of net income and other comprehensive income which includes unrealized gains or losses on securities available for sale and unfunded pension liabilities as shown below.

                             Unrealized    Unfunded
                             Gain (Loss)   Pension
                            on Securities  Liability   Total
2000:
Unrealized holding gains
  arising during the year    $    9,422                9,422
Less:  Realized losses included
            in net income        (6,467)              (6,467)
Net unrealized gains             15,889               15,889
Increase in unfunded
  pension liability                   -     (8,871)   (8,871)
Effect on deferred
  acquisition costs              (1,145)              (1,145)
Deferred income taxes            (5,163)     3,105    (2,058)
Other comprehensive
  income (loss)              $    9,581     (5,766)    3,815


1999:
Unrealized holding losses
  arising during the year    $ (172,801)           (172,801)
Less:  Realized losses included
            in net income        (2,527)             (2,527)
Net unrealized losses          (170,274)           (170,274)
Decrease in unfunded
  pension liability                   -       554       554
Effect on deferred
  acquisition costs               8,858               8,858
Deferred income taxes            56,495      (194)   56,301
Other comprehensive
  income (loss)              $ (104,921)      360  (104,561)


                             Unrealized    Unfunded
                             Gain (Loss)    Pension
                            on Securities  Liability   Total

1998:
Unrealized holding gains
  arising during the year   $    33,261               33,261
Less:  Realized gains included
            in net income         9,360                9,360
Net unrealized gains             23,901               23,901
Increase in unfunded
  pension liability                   -    (9,348)    (9,348)
Effect on deferred
  acquisition costs                (680)                (680)
Deferred income taxes            (8,127)    3,272     (4,855)
Other comprehensive
  income (loss)              $   15,094    (6,076)     9,018


The accumulated balances related to each component of accumulated other comprehensive income follow.

                                           Change in
                             Unrealized    Unfunded
                             Gain (Loss)    Pension
                            on Securities  Liability  Total

December 31, 1998           $   51,542     (6,076)    45,466
Other comprehensive
   income (loss) for 1999     (104,921)       360   (104,561)

December 31, 1999              (53,379)    (5,716)   (59,095)
Other comprehensive
   income (loss) for 2000        9,581     (5,766)     3,815

December 31, 2000           $  (43,798)   (11,482)   (55,280)


REINSURANCE

                                  2000      1999      1998
Life insurance in force (in millions):
    Direct                    $   24,120   23,616    23,261
    Ceded                         (6,514)  (5,483)   (4,488)
    Assumed                        2,818    3,131     3,380

        Net                   $   20,424   21,264    22,153

Premiums:
Life insurance:
    Direct                    $  120,908  127,805   128,584
    Ceded                        (27,818) (29,255)  (26,748)
    Assumed                        6,105    5,536     6,674

        Net                   $   99,195  104,086   108,510

 Accident and health:
    Direct                    $   54,769   56,723    54,022
    Ceded                        (10,128) (14,087)  (11,581)

        Net                   $   44,641   42,636    42,441


Contract charges arise generally from directly issued business. However contract charges also arise from a block of business assumed during 1997 as described below. Ceded benefit recoveries were $49,883,000 ($49,687,000 - 1999 and $57,048,000 - 1998).

Old American has two coinsurance agreements. One agreement reinsures certain whole life policies issued by Old American prior to December 1, 1986. These policies had a face value of $103,901,000 as of this year end. The reserve for future policy benefits ceded under this agreement was $44,331,000 ($46,741,000 -
1999). The second agreement ceded $10.4 million of home health care reserves in October 1998.

In 1997, Kansas City Life acquired a block of traditional life and universal life-type products. As of this year end, the block had $2.8 billion of life insurance in force ($3.1 billion - 1999). The block generated life insurance premiums of $5,544,000 ($5,788,000 - 1999). Additionally, in November 1999, the Company ceded its group long-term disability reserves, totaling $5.2 million.

The maximum retention on any one life is $350,000 for ordinary life plans and $100,000 for group coverage. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.

PROPERTY AND EQUIPMENT

                                           2000        1999

Land                                $       766         766
Home office complex                      21,444      21,404
Furniture and equipment                  34,741      32,258

                                         56,951      54,428
Less accumulated depreciation           (36,250)    (32,418)

                                    $    20,701      22,010

Property  and   equipment  are  stated  at  cost  and   depreciated   using  the
straight-line method. The home office is depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

NOTES PAYABLE

                                          2000      1999
Federal Home Loan Bank loan with
  various maturities and a weighted
  average variable interest rate,
  currently 6.63 percent, secured
  by specified securities              $  41,520    55,000

Commerce Bank unsecured revolving
  credit loan agreement providing a
  $20,000,000 line of credit with a
  variable interest rate, currently
  6.95 percent                                 -     2,500

UMB Bank unsecured revolving credit
  loan agreements providing a
  $40,000,000 line of credit with a
  variable interest rate, currently
  6.95 percent                                 -    12,000

                                       $  41,520    69,500

As a member of the Federal Home Loan Bank with a capital investment of $14,937,000, the Company has the ability to borrow up to twenty times its capital investment, or $298,734,000, when collateralized from the bank. The Company earned a 7.00 percent average rate on the capital investment in the bank for 2000. All borrowing is used to enhance investment strategies. Interest paid on all borrowings equaled $2,146,000 ($1,135,000 - 1999 and $717,000 - 1998).

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

The carrying amounts and fair values of the financial instruments follow.

                            2000                   1999
                     Carrying     Fair      Carrying    Fair
                     Amount       Value      Amount     Value
Investments:
  Securities available
    for sale       $2,028,426  2,028,426  2,115,183  2,115,183
  Securities held
    to maturity        80,572     80,463    107,606    107,570
  Mortgage loans      396,731    409,000    340,704    328,973
Liabilities:
  Individual and
    group annuities  $668,233    652,898    743,438    724,908
  Supplementary
    contracts without
    life contingencies 20,761     20,761     21,216     21,216

The  following   Investments  Note  provides   further  details   regarding  the
investments above.

INVESTMENTS

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                2000       1999        1998
Investment income:
    Fixed maturities      $   156,117    157,766     154,213
    Equity securities           9,678      9,378       6,583
     Mortgage loans            29,478     27,608      26,024
    Real estate                10,563      9,907       9,587
    Policy loans                7,852      7,959       8,098
    Short-term                  3,025      3,639       4,832
    Other                       3,914      3,709       3,948
                              220,627    219,966     213,285
Less investment expenses      (13,492)   (12,284)    (10,883)

                          $   207,135    207,682     202,402

Realized gains (losses):
    Fixed maturities      $   (12,614)    (2,714)      8,052
    Equity securities             517        126       1,360
    Mortgage loans              2,970      1,500           -
    Real estate                 4,316      3,684       2,014
    Other                         940        264           -

                          $    (3,871)     2,860      11,426

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities
follow.
                               2000        1999         1998

Available for sale:
  End of year             $   (70,758)   (86,647)     83,627
  Effect on deferred
    acquisition costs           3,381      4,526      (4,332)
  Deferred income taxes        23,579     28,742     (27,753)

                          $   (43,798)   (53,379)     51,542

  Increase (decrease) in
    net unrealized gains
    during the year:
      Fixed maturities    $     9,697    (99,595)     18,701
      Equity securities          (116)    (5,326)     (3,607)

                          $     9,581   (104,921)     15,094

Held to maturity:
  End of year             $      (109)       (36)      8,011

  Increase (decrease) in
    net unrealized gains
    during the year       $       (73)    (8,047)      2,177

Securities
The amortized cost and fair value of investments in securities at this year end follow.

                                      Gross
                       Amortized   Unrealized        Fair
                         Cost     Gains   Losses     Value
Available for sale:
Bonds:
  U.S. government  $    45,050    1,539      221     46,368
  Public utility       290,415    2,143   10,726    281,832
  Corporate          1,233,304   11,359   72,392  1,172,271
  Mortgage-backed      381,224    5,138    2,051    384,311
  Other                 47,581    1,109       60     48,630
Redeemable
   preferred stocks        745        8        8        745

Fixed maturities     1,998,319   21,296   85,458  1,934,157
Equity securities      100,866    2,141    8,738     94,269

                     2,099,185   23,437   94,196  2,028,426

Bonds held to maturity:
Public utility          12,474      817       18     13,273
Corporate               62,947    1,123    2,308     61,762
Other                    5,151      277        -      5,428

                        80,572    2,217    2,326     80,463

                   $ 2,179,757   25,654   96,522  2,108,889


The amortized cost and fair value of investments in securities at last year end follow.


                                      Gross
                      Amortized     Unrealized       Fair
                         Cost     Gains   Losses     Value
Available for sale:
Bonds:
  U.S. government  $    47,264      170      607     46,827
  Public utility       270,618    1,938   11,098    261,458
  Corporate          1,405,241    7,119   78,468  1,333,892
  Mortgage-backed      299,933    5,522    3,480    301,975
  Other                 55,537      217    1,556     54,198
Redeemable
   preferred stocks        865       12       12        865

Fixed maturities     2,079,458   14,978   95,221  1,999,215
Equity securities      122,371    1,916    8,319    115,968

                     2,201,829   16,894  103,540  2,115,183

Bonds held to maturity:
Public utility          18,101      743       45     18,799
Corporate               83,429    1,282    2,127     82,584
Other                    6,076      117        6      6,187

                       107,606    2,142    2,178    107,570

                   $ 2,309,435   19,036  105,718  2,222,753


The Company does not hold any non-income producing fixed maturity securities.

The distribution of the fixed maturity securities' contractual maturities at this year end follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                      Amortized      Fair
                                        Cost         Value
Available for sale:
Due in one year or less            $     32,978      30,380
Due after one year through five years   479,318     472,312
Due after five years through ten years  349,413     335,202
Due after ten years                     755,386     711,952
Mortgage-backed bonds                   381,224     384,311

                                   $  1,998,319   1,934,157


Held to maturity:
Due in one year or less            $     20,809      20,877
Due after one year through five years    35,990      37,512
Due after five years through ten years   22,275      20,802
Due after ten years                       1,498       1,272

                                   $     80,572      80,463

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                 2000      1999       1998

Proceeds                      $ 392,548   428,425   422,241
Gross realized gains              7,292     9,455    12,512
Gross realized losses            13,541    10,371     5,234

The Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

No derivative financial instruments are employed.

Mortgage Loans
The Company holds no non-income producing mortgage loans ($1,528,000 - 1999). Mortgage loans are carried net of a valuation reserve of $4,030,000 ($7,000,000
- 1999).

The mortgage portfolio is diversified geographically and by property type as follows.

                               2000                       1999
                        Carrying     Fair        Carrying     Fair
                         Amount      Value        Amount      Value
Geographic region:
  East north central $   28,139      28,612       29,470      28,250
  Mountain               79,430      81,995       69,522      67,325
  Pacific               137,559     141,781      123,581     119,375
  West south central     58,847      61,521       30,708      30,071
  West north central     71,921      73,799       71,030      68,703
  Other                  24,865      25,322       23,393      22,249
  Valuation reserve      (4,030)     (4,030)      (7,000)     (7,000)
                     $  396,731     409,000      340,704     328,973


                                2000                      1999
                        Carrying     Fair        Carrying     Fair
                         Amount      Value        Amount      Value
Property type:
 Industrial          $  258,195     265,770      229,103     221,036
 Retail                  18,699      19,436       19,510      19,515
 Office                 107,534     111,024       81,540      78,310
 Other                   16,333      16,800       17,551      17,112
 Valuation reserve       (4,030)     (4,030)      (7,000)     (7,000)
                     $  396,731     409,000      340,704     328,973

The Company has commitments which expire in 2001 to originate mortgage loans of $15,122,000.

No  mortgage  loans  were   foreclosed  upon  and  transferred  to  real  estate
investments during the year (none - 1999 and $1,181,000 - 1998).

No mortgage loans were acquired in the sale of real estate assets during the year (none - 1999 and $2,025,000 - 1998).

Real Estate
Detail concerning the Company's real estate investments follows.

                                         2000         1999
Penntower office building, at cost:
    Land                              $    1,106      1,106
    Building                              18,649     18,582
    Less accumulated depreciation        (11,477)   (10,881)
Foreclosed real estate, at lower of
    cost or net realizable value           2,090      4,655
Other investment properties, at cost:
    Land                                  11,050      6,110
    Buildings                             37,958     36,710
    Less accumulated depreciation        (14,933)   (14,271)

                                      $   44,443     42,011

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $625,000 ($1,519,000 - 1999) to reflect net realizable value.

The  Company  held  non-income   producing  real  estate   equaling   $5,236,000
($3,483,000 - 1999).


PENSIONS AND OTHER
POSTRETIREMENT BENEFITS

The Company has pension and other postretirement benefit plans covering substantially all its employees. The defined benefits pension plan covers employees who were age 55 or over with at least 15 years of vested service at December 31, 1997. This plan's benefits are based on years of service and the employee's compensation during the last five years of employment. Employees have a cash balance account consisting of credits to the account based upon an employee's years of service and compensation and interest credits. The closure of Sunset Life's office in 1999 and significant retirements at Kansas City Life resulted in the recognition of settlement and curtailment costs of $3,562,000 that year. The postretirement medical plans for the employees, full-time agents, and their dependents are contributory with contributions adjusted annually. The Company pays these medical costs as due and the plan incorporates cost-sharing features. The postretirement life insurance plan is noncontributory with level annual payments over the participants' expected service periods. The plan covers only those employees with at least one year of service as of December 31, 1997. The benefits in this plan are frozen using the employees' years of service and compensation as of December 31, 1997. The tables at the right outline the plans' funded status and their impact on the financial statements.

Noncontributory defined contribution retirement plans for general agents and eligible sales agents provide supplemental payments based upon earned agency first year individual life and annuity commissions. Contributions to these plans were $143,000 ($143,000 - 1999 and $134,000 - 1998). A noncontributory deferred compensation plan for eligible agents based upon earned first year commissions is also offered. Contributions to this plan were $583,000 ($609,000 - 1999 and $724,000 - 1998).

Savings plans for eligible employees and agents match employee contributions up to 6 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions expensed to the plan were $1,425,000 ($1,468,000
- 1999 and $1,485,000 - 1998). Effective in 1998, the Company may contribute an additional profit sharing amount up to 4 percent of salary depending upon corporate profits. The Company made a profit sharing contribution of 4 percent for 2000 equaling $1,098,000 (none - 1999 and 1998).

A noncontributory trusteed employee stock ownership plan covers substantially all salaried employees. No contributions have been made to this plan since 1992.

                                                     Pension Benefits                Other Benefits
                                                    2000           1999            2000          1999

Accumulated benefit obligation                  $   98,273         88,405             -            -

Change in plan assets:
Fair value of plan assets at beginning of year  $   85,240        102,869         1,403        1,614
Return on plan assets                                4,033            934            74           82
Company contributions                                4,000          2,400             -            -
Benefits paid                                       (5,832)       (20,963)          (41)        (293)

  Fair value of plan assets at end of year$         87,441         85,240         1,436        1,403

Change in projected benefit obligation:
Benefit obligation at beginning of year         $   98,351        110,547        16,942       18,808
Service cost                                         1,913          2,760           530          626
Interest cost                                        7,365          7,673         1,144        1,200
Curtailment                                              -            469             -       (1,043)
Settlement                                               -          5,375             -            -
Net (gain) loss from past experience                   395         (3,921)       (1,641)      (2,008)
Benefits paid                                       (5,935)       (24,552)         (649)        (641)

  Benefit obligation at end of year             $  102,089         98,351        16,326       16,942

Plan underfunding                               $  (14,648)       (13,111)      (14,890)     (15,539)
Unrecognized net (gain) loss                        28,291         26,404        (1,020)         557
Unrecognized prior service cost                     (6,500)        (7,147)            -            -
Unrecognized net transition asset                     (311)          (517)            -            -

  Prepaid (accrued) benefit cost                $    6,832          5,629       (15,910)     (14,982)

Amounts recognized in the
  consolidated balance sheet:
Accrued benefit liability                       $  (10,833)         (3,165)     (15,910)     (14,982)
Accumulated other comprehensive income              17,665           8,794            -            -

  Net amount recognized                         $    6,832           5,629      (15,910)     (14,982)

Weighted average assumptions:
Discount rate                                         7.50%           7.75         7.50         7.75
Expected return on plan assets                        8.75            8.75         5.50         5.50
Rate of compensation increase                         4.50            4.50            -            -

The assumed growth rate of health care costs has a significant effect on the amounts reported as the table below demonstrates.

                                               One Percentage Point
                                             Change in the Growth Rate
                                             Increase        Decrease

Service and interest cost components       $      318           (263)
Postretirement benefit obligation               2,972         (2,317)

The components of the net periodic benefits cost follow.

                                            Pension Benefits                   Other Benefits
                                        2000      1999       1998         2000      1999       1998

Service cost                         $  1,912     2,760      2,746           530       626       615
Interest cost                           7,365     7,673      7,650         1,144     1,200     1,194
Expected return on plan assets         (7,211)   (9,067)    (8,539)          (78)      (88)      (90)
Amortization of:
  Unrecognized net (gain) loss          1,687     1,014      1,152           (20)       52        76
  Unrecognized prior service cost        (647)     (647)      (769)            -         -         -
  Unrecognized net transition asset      (206)     (206)      (206)            -         -         -

Net periodic benefits cost           $  2,900     1,527      2,034         1,576     1,790     1,795


For measurement purposes, a 10 percent annual increase in the per capita cost of covered health care benefits was assumed todecrease gradually to 6 percent in 2004 and thereafter.


SEGMENT INFORMATION

                                               Kansas City Life          Sunset         Old
                                            Individual     Group           Life       American      Total
2000:
Revenues from external customers          $   110,339       56,267        28,272       74,765      269,643
Investment revenues                           155,420         ,767        34,456       16,492      207,135
Segment operating income                       32,601          831        10,438        7,729       51,599
Other significant noncash items:
  Increase (decrease) in policy reserves       49,560         (389)       17,721        6,924       73,816
  Amortization of deferred
    acquisition costs                          11,437            -         5,138       10,253       26,828
  Amortization of the value of
    purchased insurance in force                4,305            -             -        3,498        7,803
Interest expense                                2,177            -             1            5        2,183
Income tax expense                             12,172          356         3,751        3,142       19,421

Segment assets                              2,696,884       10,948       531,393      407,036    3,646,261
Expenditures for other long-lived assets        2,640           40             -           15        2,695


1999:
Revenues from external customers          $   113,399       53,311        26,750       76,091      269,551
Investment revenues                           158,017        1,083        33,617       14,965      207,682
Segment operating income (loss)                30,622         (898)        8,049        5,413       43,186
Other significant noncash items:
  Increase in policy reserves                  60,072          681        16,411        8,042       85,206
  Amortization of deferred
    acquisition costs                          12,443            -         7,765       11,053       31,261
  Amortization of the value of
    purchased insurance in force                5,128            -             -        3,567        8,695
Interest expense                                1,148            -             -            -        1,148
Income tax expense (benefit)                   12,931         (385)        3,898        2,574       19,018

Segment assets                              2,679,521       16,107       528,708      396,948    3,621,284
Expenditures for other long-lived assets        3,742          214             3          298        4,257


1998:
Revenues from external customers          $   112,898       52,537        28,794       80,001      274,230
Investment revenues                           155,428        1,146        31,878       13,950      202,402
Segment operating income (loss)                27,918         (985)        8,954        5,198       41,085
Other significant noncash items:
  Increase in policy reserves                  57,581          535        16,269       10,042       84,427
  Amortization of deferred
    acquisition costs                          16,861            -         8,323       11,017       36,201
  Amortization of the value of
    purchased insurance in force                4,660            -             -        2,925        7,585
Interest expense                                  717            -             -            -          717
Income tax expense (benefit)                   12,997         (422)        4,314        2,548       19,437

Segment assets                              2,627,568       16,215       538,254      395,377     3577,414
Expenditures for other long-lived assets        2,658          259            97           69        3,083

Enterprise-Wide Disclosures
                                                     2000       1999       1998
Revenues from external customers by line of business:
  Variable life insurance and annuities          $  16,181     11,153      6,928
  Interest sensitive products                       93,602     97,720    101,680
  Traditional individual insurance products         92,078     97,616    103,171
  Group life and disability products                51,758     49,106     47,780
  Group ASO services                                 4,509      4,205      4,716
  Other                                             11,515      9,751      9,955
      Total                                      $ 269,643    269,551    274,230


Company operations have been classified and summarized into the four reportable segments above. The segments, while generally classified along Company lines, are based upon distribution method, product portfolio and target market. The Parent Company was divided into two segments. The Kansas City Life - Individual segment consists of sales of variable life and annuities, interest sensitive products and traditional life insurance products by a career general agency sales force. The Kansas City Life - Group segment consists of sales of group life, disability and dental products and administrative services only (ASO) by the Company's career general agency sales force and appointed group agents. The Sunset Life segment consists of sales of interest sensitive and traditional products by personal producing general agents. The Old American segment markets whole life final expense products to seniors through a general agency sales force.

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

FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                    2000       1999      1998

Federal income tax rate              35  %      35       35
Special tax credits                  (6)        (5)      (6)
Other permanent differences          (1)         -        -

Actual income tax rate               28 %       30       29


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                         2000       1999
Deferred tax assets:
  Basis differences between tax and
    GAAP accounting for investments  $   18,493    26,774
  Future policy benefits                 50,404    49,133
  Employee retirement benefits           14,579    11,990
  Other                                   7,670     9,413

Gross deferred tax assets                91,146    97,310

  Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization           47,235    44,809
  Property and equipment, net             3,708     3,841
  Value of insurance in force            30,449    33,102
  Other                                     884       842

Gross deferred tax liabilities           82,276    82,594

  Net deferred tax asset             $    8,870    14,716

A "valuation allowance" must be established for any portion of the deferred tax asset which is believed not to be realizable. In management's opinion, it is more likely than not that the Company will realize the benefit of the net deferred tax asset and, therefore, no valuation allowance has been established.

Federal income taxes paid for the year were $17,364,000 ($17,884,000 - 1999 and $20,164,000 - 1998).

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

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. Shareholders' surplus equals $399,775,000 for Kansas City Life, $89,935,000 for Sunset Life and $66,657,000 for Old American.


QUARTERLY CONSOLIDATED
   FINANCIAL DATA (unaudited)

                         First   Second     Third    Fourth
2000:
Total revenues      $   120,513   117,874 118,332   116,188

Operating income    $    12,802    13,764  14,485    10,548
Realized gains
  (losses), net             316       (42)     91    (2,881)

Net income          $    13,118    13,722  14,576     7,667

Per common share:
  Operating income  $      1.06      1.15    1.20       .88
  Realized gains
    (losses), net           .03      (.01)    .01      (.24)

   Net income       $      1.09      1.14    1.21       .64

1999:
Total revenues      $   120,040   117,038 123,667   119,348

Operating income    $    12,241     7,256  12,225    11,464
Realized gains, net         201       239   1,197       222

   Net income       $    12,442     7,495  13,422    11,686

Per common share:
  Operating income  $       .99       .58     .99       .95
  Realized gains, net       .01       .03     .10       .01

 Net income           $    1.00       .61    1.09       .96


CONTINGENT LIABILITIES

The life insurance industry, including the Company and certain of its subsidiaries, has been subject to increased litigation pursued on behalf of purported classes of insurance purchasers questioning the conduct of insurers and their agents' marketing practices. The Company believes that the action described at right is part of this trend.

In a complaint filed in March 1998, Sunset Life and one of its agents was sued for unspecified compensatory and punitive damages alleging various forms of deceit, breach of fiduciary duty, and negligence in connection with the sale of a universal life insurance policy as a replacement for an existing policy. Subsequently, the complaint was amended to seek class action status and to add a claim under California's Business and Professions Code S17200 which authorizes individual plaintiffs to sue on behalf of the public to remedy specific delineated alleged unfair business practices, and to seek declaratory and injunctive relief. Sunset Life obtained a dismissal of the breach of fiduciary duty claim and the class action allegations, but the trial court refused to dismiss the S17200 allegations. All parties appealed and the court of appeals refused to overrule the trial court's failure to dismiss the S17200 claims and remanded the case for further discovery and proof regarding the class action allegations in the complaint. In the course of discovery, the court has ordered the disclosure of the names of all individuals who purchased universal life insurance policies from Sunset Life in replacement transactions from 1984 to the present and of all individuals who purchased Sunset Life universal life policies during that period and whose policies became under-funded. These individuals are currently being contacted, pursuant to court order, to determine whether they are willing to discuss this action with either the counsel for plaintiff or Sunset Life. It is expected that this contact will create further litigation. Plaintiff has filed a motion for certification as a class action and the hearing is presently scheduled in May 2001. Management denies the allegations, including the existence of a legitimate class and the existence of a uniform unfair business practice capable of resolution under section S17200, and intends to defend this matter vigorously. However, no assurances can be given regarding the outcome of this lawsuit and accordingly management cannot estimate its effect on the consolidated financial statements.

In addition to the above, the Company and certain of its subsidiaries are defendants in, or subject to, other claims or legal actions that arose in the ordinary course of business. Some of these lawsuits arose in jurisdictions that permit punitive damages disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any of these lawsuits or proceedings, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. In management's opinion the amounts ultimately paid in these suits, if any, would have no material effect on the Company's consolidated results of operations and financial position.


                         REPORTS OF INDEPENDENT AUDITORS

                   To the Board of Directors and Stockholders
                      of Kansas City Life Insurance Company

     We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company and subsidiaries (the Company) as of December 31, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company and subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ KPMG LLP

Kansas City, Missouri
January 17, 2001


                   To the Board of Directors and Stockholders
                      of Kansas City Life Insurance Company

     We have audited the accompanying consolidated balance sheets of Kansas City Life Insurance Company and subsidiaries (the Company) as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company and subsidiaries at December 31, 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Kansas City, Missouri
January 24, 2000

                             STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
     Kansas City Life Insurance Company
     3520 Broadway
     Post Office Box 219139
     Kansas City, Missouri 64121-9139
     Telephone:  (816) 753-7000
     Fax: (816) 753-4902
     Internet: http://www.kclife.com
     E-mail: kclife@kclife.com


NOTICE OF ANNUAL MEETING

     The annual meeting of stockholders will be held at
     9  a.m.  Thursday,   April  19,  2001,  at  Kansas  City  Life's  corporate
     headquarters.


TRANSFER AGENT
     Cheryl Keefer, Assistant Secretary
     Kansas City Life Insurance Company
     Post Office Box 219139
     Kansas City, Missouri 64121-9139


10-K REQUEST
     Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.


SECURITY HOLDERS
     As of February 5, 2001, Kansas City Life had approximately 698 security holders, including individual participants in security position listings.


STOCK AND DIVIDEND INFORMATION
         Stock Quotation Symbol
         Over-the-Counter-KCLI


                                    Bid           Dividend
                             High        Low         Paid
                                                 (per share)
     2000:
     First quarter         $  35.63     22.13        $ .25
     Second quarter           31.00     23.63          .25
     Third quarter            35.38     26.13          .25
     Fourth quarter           35.31     29.00          .25
     $1.00

     1999:
     First quarter          $ 43.82     39.25        $ .24
     Second quarter           42.75     43.00          .24
     Third quarter            52.25     34.50          .24
     Fourth quarter           40.00     32.75          .24
     $<.96

                    The above has been restated to reflect a
                      two-for-one stock split in June 1999.


     A quarterly dividend of $.27 per share was paid February 20, 2001.

     Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.