Form 10-K/A, Exhibit 13
period 2000-12-31
KANSAS CITY LIFE INSURANCE CO
filed 2001-08-10
CIK 54473

EX-13
Kansas City Life Insurance Company Annual Report

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

                             SELECTED FINANCIAL DATA
                       (Thousands, except per share data)

                                         2000             1999              1998             1997              1996
Revenues:
  Insurance                        $   253,619           255,595           259,559          244,695           219,593
Investment income, net                 207,135           207,682           202,402          197,345           191,494
  Other                                 16,024            13,956            14,671            9,998             9,768
    Operating revenues                 476,778           477,233           476,632          452,038           420,855
  Realized investment gains (losses)    (3,871)            2,860            11,426           14,505             3,013
                                   $   472,907           480,093           488,058          466,543           423,868


  Net income                       $    49,083            45,045            48,512           44,861            42,315

Per common share:

Net income                         $      4.08              3.66              3.92             3.63              3.42


  Cash dividends                   $      1.00               .96               .90              .88               .84

  Stockholders' equity:            $     44.28             40.86             46.58            42.84             37.40


Assets                             $ 3,646,261         3,621,284         3,577,414        3,439,452         2,954,710
Net return on invested assets             7.56 %            7.52              7.34             7.56              7.88
Life insurance in force            $26,938,904        26,747,316        26,641,664       26,595,709        22,148,738

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


QUARTERLY CONSOLIDATED
   FINANCIAL DATA (unaudited)

                         First   Second     Third    Fourth
2000:
Total revenues      $   120,513   117,874 118,332   116,188

Net income          $    13,118    13,722  14,576     7,667

Per common share:

   Net income       $      1.09      1.14    1.21       .64

1999:
Total revenues      $   120,040   117,038 123,667   119,348

   Net income       $    12,442     7,495  13,422    11,686


Per common share:

 Net income           $    1.00       .61    1.09       .96


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