Form 10-K, Exhibit 13
period 2001-12-31
KANSAS CITY LIFE INSURANCE CO
filed 2002-03-11
CIK 54473

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
        The Audit Committee of the Board of Directors, composed solely of outside directors, meets as required, not less than annually, with the independent auditors, management and the internal auditors. Each has free and separate access to the Committee. The Committee reviews audit procedures, scope and findings, and the adequacy of the Company's financial reporting.
        The independent auditors, KPMG LLP, are elected by the Board of Directors to audit the financial statements and render an opinion thereon.

/s/Tracy W. Knapp
Tracy W. Knapp
Senior Vice President, Finance

Contents:

MANAGEMENT'S DISCUSSION
and analysis of financial condition and results of operations

Operating Results

        Net income per share rose 11 percent in 2000 but then declined 39 percent in 2001 to $2.49 a share. Operating revenues, which exclude the volatility of realized investment gains and losses, were level last year but declined 2 percent this year. Operating profit margins averaged 9.5 percent over the last three years while return on equity averaged 7.31 percent during the same period.

        These results are best analyzed by reviewing each of the Company's operating segments. However, corporate-wide factors, including investment and operating expense performance, are discussed first.

        Net investment income declined 2 percent after remaining unchanged in 2000. The investment portfolio's book value, net of borrowings, rose 2 percent this year as its net yield declined 22 basis points. The investments' book value declined 1 percent last year as its net yield rose slightly. Interest margins for the interest sensitive products were maintained this year but narrowed slightly last year. Ninety percent of this year's new investments were securities and 7 percent were mortgages. Last year mortgages comprised 15 percent of new investments. Net realized investment losses equaled $15.7 million in 2001 and $3.9 million in 2000, compared to a $2.9 million realized gain in 1999. The increased losses the past two years reflected the downturn in the economy and general volatility in the financial markets. The table to the right reflects the gross realized gains and losses incurred the past three years.

        The securities portfolio, which represents 73.2 percent of the Company's investments, is broadly diversified in terms of the number of issues, industries and sectors represented. The percentage of investment grade securities in the portfolio increased slightly over the past two years to 92 percent currently. Delinquencies and defaults represent 0.7 percent of the portfolio. Various measures have been taken to manage the portfolio's credit and interest rate risks as discussed in the Market and Interest Rate Risk Analysis Section later in this Discussion. Kansas City Life reviews its securities' values on an ongoing basis. Several factors are analyzed in evaluating securities including an analysis of the company, its industry, valuation levels and subsequent developments. Based upon these inputs, the Company wrote down the value of several securities whose impairment in value was considered to be other than temporary.

        The mortgage portfolio, which represents 14.9 percent of total investments, is primarily comprised of commercial loans on industrial warehouses and office buildings. The loans are generally dispersed geographically, but no loans have been placed in the Northeast and one-third of the properties are located in California. None of these mortgages has been restructured nor has there been any delinquent loans or loans in foreclosure over the past two years. The portfolio's estimated fair value exceeds its carrying value by $8.8 million.

        Real estate investments represent 3.3 percent of the investment portfolio. They consist principally of office buildings, shopping center joint ventures and industrial warehouses that are both completed and in the development stage. These properties' carrying value is below their estimated fair value. Real estate sales generated $2.0 million in net gains this year and $4.3 million last year.

                                 2001     2000       1999
                                       (Thousands)
Gross gains resulting from:
  Sales of securities         $  17,971    7,526    9,482
  Securities called                 359    2,104      745
  Mortgage reserve release            -    2,970    1,500
  Sales of real estate and
    joint ventures                2,559    4,395    3,928

     Total gross gains           20,889   16,995   15,655

Gross losses resulting from:
  Sales of securities           (16,132) (13,545)  (8,904)
  Write-downs of securities     (18,054)  (7,628)  (1,754)
  Securities called              (2,548)    (403)  (2,157)
  Sales of real estate and
     joint ventures                (511)     (80)    (244)

     Total gross losses         (37,245) (21,656) (13,059)

Related deferred policy
  acquisition costs                 608      790      264
Net realized gains (losses)   $ (15,748)  (3,871)   2,860

        This year's operating expenses were significantly impacted by litigation against the Company. Over the past several years, life insurers have faced extensive claims, including class action lawsuits, alleging improper marketing practices. Sunset Life is the defendant in such a class action suit regarding its sales practices. The Company increased its litigation provision for a potential settlement in this suit by $16.3 million late in the year based upon information then available. The practices in question occurred considerably before Sunset's operations were merged into Kansas City Life during 1999.

        Home office operating expenses, excluding the above increase in legal reserves and related legal fees, declined 1 percent this year and 3 percent last year. This pattern continues the Company's long-standing commitment to improving efficiency and controlling its operating costs.

        The Company's effective income tax rate declined slightly from 29.7 percent in 1999 to 28.4 percent for 2000. The rate dropped considerably to 5.1 percent for the current year due to two occurrences. Pretax earnings declined for the year while tax credits arising from investments in affordable housing properties remained unchanged. Additionally, $4.3 million in income tax allowances were released as IRS audits were completed, thus lowering taxes.

        The following describes the financial performance of each of the Company's four reportable operating segments: the Parent Company, divided between its individual and group insurance operations, and each of its life insurance affiliates. Refer also to the Segment Information Note to the Consolidated Financial Statements.

Kansas City Life Insurance Company - Individual Insurance

        Interest sensitive products contribute approximately half of the Parent Company's individual direct insurance premiums, variable products generate approximately one-third of the total and traditional products 15 percent. Universal life and annuity products provide 85 percent of total premiums. These products are marketed through a nationwide general agency distribution system. The average policy size has risen the past several years as variable products have become increasingly important to the mix of business. This segment, which includes the banking and brokerage operations, accounts for approximately three-fourths of consolidated sales and net income, and 42 percent of consolidated insurance revenues.

        Variable products have increasingly dominated the segment's sales mix over the past few years. However, the lagging stock market made interest sensitive products more appealing to the consumer this year. Sales, in terms of new annualized premiums, declined 7 percent this year after rising 1 percent last year. Variable sales rose 11 percent in 2000 but this growth largely was offset by declining interest sensitive sales. This year the reverse occurred. Variable sales declined by a third as interest sensitive sales, principally annuities, nearly doubled. Variable sales constituted half of the segment's sales this year, while interest sensitive sales accounted for 40 percent.

        Current year insurance revenues, including renewal receipts, were 3 percent below those of two years ago. Contract charges, associated with the interest sensitive and variable businesses, were level over this period. Two factors restrained growth. First, surrender charges declined, reflecting reduced surrender activity as discussed below. Second, policy charges on variable products were adversely impacted by declining accumulated values due to the depressed stock market. Life premiums decreased 12 percent over the period, reflecting the decline of traditional life business.

        Policy surrender rates on universal life business improved in 2001 after holding steady the previous two years. Surrender rates in the flexible annuity line deteriorated last year but improved considerably this year as market interest rates fell. Surrender rates rose in the variable line the past two years reflecting the difficult stock market. Changes in surrender rates have little bottom line impact in the year they occur, but they directly affect the Company's future earning power.

        Net income declined 29 percent this year after rising 3 percent a year ago. Net margins averaged 11.9 percent in 1999 and 2000 before dropping to 9.3 percent this year. Much of the decline in earnings and margins this year reflects increased realized investment losses in the segment, which rose from $300,000 last year to $14.1 million this year. These losses were cushioned somewhat by the release of tax allowances as mentioned previously. Also, both 1999 and 2000 benefited by $4.0 million from unlocking, or changing, deferred acquisition cost assumptions to reflect the emergence of actual profit margins, which were better than assumed. However, unlocking these assumptions benefited pretax earnings just $0.6 million this year.

Kansas City Life Insurance Company - Group Insurance

        Kansas City Life markets group life, dental and disability coverages as well as claim administration services. Dental coverage provides two-thirds of the segment's revenues. Group products are marketed through the Company's sales force and appointed group agents. The group market is sizable and offers a significant avenue for growth. However, this market is extremely competitive, so achieving profitable sales growth is challenging. Kansas City Life has taken significant steps the past several years in an effort to increase the segment's profitability. First, the stop loss line was discontinued in late 1999. Second, the long-term disability line was reinsured late that year as well. The Company continues to offer long-term disability coverage, but 80 percent of the business is reinsured. Third, all existing life waiver of premium business was reinsured this year. The group segment provides one-eighth of consolidated sales and nearly one-fourth of the Company's insurance revenues.

        Group sales rose 28 percent this year largely due to the addition of a significant block of dental business that caused dental sales to rise 37 percent. The dental line accounted for 83 percent of group sales. The segment's sales declined 8 percent last year due to the discontinuation of the stop loss line as noted above. Excluding stop loss, group sales rose 4 percent in 2000, again largely due to dental.

        Group's insurance revenues rose 2 percent this year and 5 percent a year ago. However, excluding the stop loss and long-term disability lines of business, revenues rose 7 percent and 12 percent in 2001 and 2000, respectively, due largely to growth in the dental line.

        The segment's earnings trend mirrored its claims ratio experience. Group's overall claims ratio a year ago was its best in five years as virtually every product line's experience improved. Thus earnings rebounded from 1999's loss to an $831,000 profit for 2000. However, the segment recorded a $692,000 loss this year as claims ratios deteriorated, principally in the dental line of business.

Sunset Life Insurance Company of America

        Sunset markets proprietary interest sensitive products, both universal life and flexible annuities, and term insurance as well as Kansas City Life's variable products to individuals through a personal producing general agency sales force. Sunset's operations were integrated into the corporate headquarters during 1999 in order to improve the affiliate's efficiency. Sunset generates 4 percent of consolidated sales, as well as 9 percent of corporate insurance revenues.

        Sunset experienced double-digit sales declines the past two years. This decline was partially due to transitioning to new marketing management in late 1999 and the challenges this entails. Kansas City Life's Chief Marketing Officer was added to Sunset's management team this year in order to lend his marketing expertise to the affiliate. The new marketing initiative being implemented during the coming year at Kansas City Life will include Sunset as well.

        Insurance revenues declined over the past two years, reflecting the sales results noted above and substantial surrender rates in the flexible annuity line of business over the past several years. However, surrender activity in the line improved considerably this year as market interest rates fell and policy conservation efforts were heightened.

        Net income was level last year but fell to a $1.5 million net loss this year due to the increase in the litigation allowance noted earlier and legal costs related to the lawsuit. However, Sunset recorded a sizable benefit to earnings from the unlocking of deferred acquisition cost assumptions arising from the reinsurance of 80 percent of its life insurance business. Excluding costs related to the lawsuit, and net of the one-time unlocking benefit, net income rose 4 percent to $9.2 million.

SELECTED FINANCIAL DATA
(Thousands, except per share data)

                                         2001           2000        1999       1998       1997

Revenues:
  Insurance                        $   251,140        253,619      255,595    259,559     244,695

  Investment income, net               202,374        207,135      207,682    202,402     197,345
  Other                                 13,923         16,024       13,956     14,671       9,998
    Operating revenues                 467,437        476,778      477,233    476,632     452,038
  Realized investment gains (losses)   (15,748)        (3,871)       2,860     11,426      14,505
    Total revenues                 $   451,689        472,907      480,093    488,058     466,543

Net income                         $    29,922         49,083       45,045     48,512      44,861

Per common share:
  Net income, basic and diluted    $      2.49           4.08         3.66       3.92        3.63

  Cash dividends                   $      1.08           1.00          .96        .90         .88

  Stockholders' equity             $     47.04          44.28        40.86      46.58       42.84

Assets                             $ 3,764,589      3,646,261    3,621,284  3,577,414   3,439,452
Net return on invested assets             7.34%        7.56         7.52       7.34        7.56
Life insurance in force            $26,644,910     26,938,904   26,747,316 26,641,664  26,595,709

The above is not covered by the Reports of Independent Auditors.
Per share data has been adjusted for a two-for-one stock split in June 1999.

Old American Insurance Company

        Old American sells final expense policies to the senior market through a Planned Production Agency distribution channel. This marketing concept offers exclusive sales territories, sales lead financing and proprietary products to the sales agents and has generated a core of dedicated agents. However, Old American faces two principal challenges: to grow this agency force and to compete effectively in an intensely competitive marketplace. The Company strengthened its underwriting efforts four years ago. This improved earnings, but also dampened sales growth over this period. Old American generates 7 percent of consolidated sales and one-fourth of consolidated insurance revenues and net income.

        Sales declined slightly over the past two years and total insurance revenues declined 2 percent over this period. While the recruitment and development of new agencies continues to be a significant challenge, this year the recruitment of new agents reached its highest level in five years.

        Old American's net income rose by more than half over the past two years. Improved mortality experience, increased operating efficiency and realized investment gains contributed to the rising earnings.

Market and Interest Rate Risk Analysis

        Kansas City Life holds a diversified portfolio of investments that includes cash, bonds, preferred stocks, mortgage-backed securities, commercial mortgages and real estate. Each of these investments is subject, in varying degree, to market risks that can affect their ability to earn a competitive return and the return affects their fair value. The majority of these assets are debt instruments of corporations or U.S. Government Sponsored Enterprises (GSE) and are considered fixed income investments. Thus the primary market risks affecting the Company are interest rate and credit risks.

        Coupon and dividend income represents the greatest portion of an investment's total return for most fixed income instruments. As interest rates fall, the coupon and dividend streams of older, higher-paying investments become relatively more valuable than newer, lower-yielding opportunities. Therefore the market value of the older, high-paying investments increases. The opposite effect occurs when interest rates rise. The fair market price of such investments is inversely related to market interest rates.

        Interest rates fell during 2001, causing Kansas City Life's investment portfolio to increase in value. Early this year the Federal Reserve Open Market Committee began lowering short-term interest rates to stimulate the economy, which in turn helped the valuations of short-term bonds. However, long-term interest rates (10 years and beyond) remained high, finishing the year at levels almost identical to those prevailing at the beginning of the year. Last year end, the book value of the securities exceeded its market value by $71.0 million. With the decline in short-term rates, book value exceeded market value by $38.4 million at year's end.

        Due to the complex nature of interest rate movements and their uneven effects on the value of fixed income investments, the Company uses sophisticated computer programs to help predict changes in the value of the portfolio. Assuming that changes occur equally over the entire term structure of interest rates or yield curve, it is estimated that a 100 basis point increase in rates would translate to a $90.7 million loss of market value for the $2.2 billion securities portfolio. Conversely, a 100 basis point rate decrease translates to a $88.1 million increase in market value. This relationship is generally termed duration, a mathematical measurement of the sensitivity of investment cash flow to small changes in market rates. Convexity, a term that applies to the skew in the securities' value changes for similar changes, both positive and negative, in interest rates, decreased slightly from last year and is now relatively flat. This is due to an increased concentration in mortgage-backed securities.

        Market changes rarely follow a linear pattern in one direction for any length of time. Within any diversified portfolio, an investor will likely find embedded options, both puts and calls, that change the structure of the cash flow stream. Mortgage-backed securities are particularly sensitive to interest rate changes. As long-term interest rates fall, homeowners become more likely to refinance their mortgage or move up to a larger home, causing a prepayment of the outstanding mortgage principal, which must then be reinvested at a lower rate. Should interest rates rise suddenly, prepayments expected by investors may cease, extending the maturity of a mortgage pool by many years. This represents a further interest rate risk to investors.

        The table on the next page details the nature of expected cash flows from the securities portfolio, including the cash flows from mortgage-backed securities pools and callable corporate bonds, and commercial mortgages. Calls and prepayments represent the principal amount expected to return to the Company if all options embedded in the portfolio are economically exercised, based on spot interest rates prevailing on December 31, 2001. Total principal equals invested cash scheduled to return in each year, including maturities, calls, sinking funds and prepayments.

        The majority of the Company's investments are exposed to varying degrees of credit risk--the risk that the value of the investment may decline due to deterioration in the financial strength of the issuer, and that the timely payment of principal or interest might not occur.

        Over the past three years, credit defaults in the marketplace have increased significantly. The increase in the default rate may be attributed to several factors, including the economic slowdown experienced by the U.S. economy the past two years, the increased use of leverage by corporate issuers, fraud, and adverse legal judgments against corporations, among others. A default by a rated issuer usually involves some loss of principal to the investor. Such loss can be mitigated by timely sales of affected securities or by active involvement in a restructuring process, which preserves the value of the underlying entity. However, there can be no assurance that the efforts of an investor will lead to favorable outcomes in a bankruptcy or restructuring.

        The Company mitigates this risk by diversifying the investment portfolio across a broad range of issuers, investment sectors and security types, by limiting the amount that it invests in any particular entity and by investing substantial amounts of the portfolio in instruments carrying a security lien against tangible asset collateral. Pledged collateral that retains its value increases bondholder recovery amounts in the case of bankruptcy or restructuring. With the exception of certain GSE's, there is no exposure to any single issuer in an amount greater than 0.7 percent of assets on a book value basis. Further, no single issuer represents more than 0.5 percent of assets unless that issuer collateralizes its securities with liens against tangible property.

        Kansas City Life currently owns $117.0 million of foreign bonds. Since these are denominated in U.S. dollars, there is no direct exposure to foreign currency risk. There is an indirect exposure to exchange markets to the extent that the issuers of these securities can obtain dollars to fully fund their obligations. There is no material foreign exposure in the Company's mortgage or real estate holdings.

        As interest rates rise, policyholders become more likely to surrender policies or to borrow against cash values, often to meet sudden needs in an inflationary environment or to invest in higher yielding opportunities elsewhere. This risk of disintermediation may force the Company to liquidate parts of its portfolio at a time when the fair market value of fixed income investments is falling. If interest rates fall, the Company may also be forced to invest new cash receipts at levels below the minimum guaranteed rates payable to policyholders, eroding profit margins. Due to its strong cash flow, the Company can usually adapt to small sudden changes in interest rates, or even large changes that occur over longer periods of time. Extreme sudden market volatility, however, poses the greatest risk and a number of steps are taken to quantify and mitigate this risk.

EXPECTED CASH FLOWS
(Millions)

                                                                                        There-  Total     Fair
                                           2002     2003    2004     2005       2006    after  Principal  Value

Corporate bonds currently callable       $    2       6        1        8          9       45      71     70
  Average interest rate                   12.53% 10.54     9.77     7.61      11.84     6.98    8.06
Mortgage-backed securities and CMO's        166      43       37       29         22      133     430    422
  Average interest rate                    6.99%  7.04     6.93     6.89       6.83     6.83    6.92
All other securities                        140     157       70      122         64      996   1 549  1 521
  Average interest rate                    5.12%  7.07     8.05     8.25       7.51     7.32    7.30
     Securities                             308     206      108      159         95    1 174   2 050  2 013

Average interest rate                      6.18%  7.17     7.69     7.97       7.78     7.26    7.25

Commercial mortgages                         77      32       23       28         32      251     443    435
  Average interest rate                    8.42%  8.08     7.70     7.84       7.90     7.84    7.87
     Total                                $ 385     238      131      187        127    1 425   2 493  2 448
       Average interest rate               6.63%  7.29     7.69     7.95       7.81     7.39    7.36

The table shows expected cash flows from principal repayments of bonds in the form of maturities, calls, sinking funds and prepayments as well as principal repayments of commercial mortgages.

        Although the Company has rarely used derivatives due to a number of factors, including pricing, liquidity, and the net value to the Company’s business position, corporate policy would permit the purchase or sale of certain derivatives contracts, mainly in the form of caps, floors, swaps or options. Such contracts would work mainly as volatility insurance, to provide value in periods of extreme interest rate movement. Thus their value is largely a function of the likelihood of a rapid, dramatic market change. Kansas City Life conducts numerous probability-based computer simulations to test the effects on profitability of these market shifts, and to determine the value of derivatives hedging. As a policy, the Company does not trade such instruments for speculative purposes, and only enters into derivatives contracts to hedge a specific, identifiable risk for a specific period of time under specific conditions.

Changes in Accounting Standards

        FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets," will be adopted by the Company on January 1, 2002, and are not anticipated to have a significant impact on Kansas City Life's reported results. These Standards impact companies' accounting for business combinations and for the purchased goodwill and other intangible assets that arise from those combinations or are acquired otherwise. The purchase method of accounting is mandated and positive goodwill is no longer amortized annually. Instead it is tested for impairment annually and written off only to the extent it is determined to be impaired. Unallocated negative goodwill is to be recognized as an extraordinary gain.

Critical Accounting Policies

        The calculation of life insurance policy reserves is dependent upon estimates of future mortality experience. These estimates require judgments based upon the Company's past experience. If the actual mortality experience in a period varies from that assumed, the cushioning impact of the reserves released in relation to the death claims incurred will vary and may negatively impact the period's earnings. Much of the volatility in the Company's earnings over time is normally due to changes in mortality experience.

        Policy acquisition costs, principally agent commissions and other selling, selection and issue costs, are capitalized as incurred and amortized against earnings over the expected future profits of the business. Profit expectations are based upon estimates of future interest spreads, mortality margins, operating expenses and surrender experience. These estimates involve judgment and are compared to actual experience on an ongoing basis. If it is determined that the assumptions should be revised as to the profit expectations for the business, the assumptions are unlocked, or changed, with the impact of the change flowing through the current period's earnings.

        The review process to determine other than temporary declines in the value of the investment portfolio has been discussed previously.

Liquidity and Capital Resources

        Kansas City Life generated strong cash flows over the past three years. Funds provided by operations averaged $54.8 million annually and the Company funded $2.4 billion in new investments over the same period. Assets and liabilities' maturities and yields are matched and cash flow testing is performed to ensure funds will be available as needed to meet future policyholder obligations.

        The above excludes net proceeds from the variable line of business since these proceeds are largely partitioned into separate accounts and are not held in the Company's general investments. These separate accounts equaled $305.3 million this year end.

        Funds were borrowed over the three years but these were primarily in support of investment strategies. The Company maintains a number of short-term credit lines with the capacity to borrow additional capital for liquidity purposes. The Company also has agreements with banks to borrow additional funds under reverse repurchase agreements. Kansas City Life has additional borrowing capacity through its membership affiliation with the Federal Home Loan Bank. At year's end, outstanding balances under this agreement totaled $95.0 million, an amount that funds a portfolio of mortgage-backed securities. The Company currently has the capacity to add $84.7 million in borrowings with no additional capital commitment.

        Kansas City Life's statutory equity exceeds the minimum capital deemed necessary to support its insurance business, as determined by the risk based capital calculations and guidelines established by the National Association of Insurance Commissioners. The maximum stockholder dividends that can be paid in 2002 without prior approval of the Missouri Director of Insurance is $42.1 million.

        Stockholder equity per share, or book value, equaled $47.04 this year end, a 6 percent increase for the year. Book value, excluding the volatile effects of unrealized investment gains and losses, equaled $49.04 a share, 2 percent above a year ago. This January the Board of Directors extended the stock repurchase program through 2002 to potentially purchase up to one million of the Company's shares on the open market. This would represent 8 percent of the shares outstanding. No shares were purchased under this program this year.

CONSOLIDATED INCOME STATEMENT
(Thousands, except per share data and parenthetical comments)

                                                     2001        2000       1999

REVENUES
Insurance revenues:
  Premiums:
    Life insurance                            $     97,959      99,195     104,086
    Accident and health                             45,811      44,641      42,636
  Contract charges                                 107,370     109,783     108,873
Investment revenues:
  Investment income, net                           202,374     207,135     207,682
  Realized investment gains (losses), net          (15,748)     (3,871)      2,860
Other                                               13,923      16,024      13,956

      TOTAL REVENUES                               451,689     472,907     480,093

BENEFITS AND EXPENSES
Policyholder benefits                              275 645     276 840     281 172
Amortization of deferred acquisition costs          27,765      26 828      31 261
Insurance operating expenses                       116,739     100,735     103,597

TOTAL BENEFITS AND EXPENSES                        420,149     404,403     416,030

Income before Federal income taxes                  31,540      68,504      64,063

Federal income taxes:
  Current                                            9,116      15,633      21,172
  Deferred                                          (7,498)      3,788      (2,154)

                                                     1,618      19,421      19,018

NET INCOME                                    $     29,922      49,083      45,045

Basic and diluted earnings per share:

  Net income                                         $2.49        4.08        3.66

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

                                                                                  2001         2000
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value (amortized cost $2,098,175,000;
     $1,998,319,000 - 2000)                                                $    2,062,193    1,934,157
    Held to maturity, at amortized cost (fair value $80,463,000)                        -       80,572
  Equity securities available for sale, at fair value
     (cost $70,159,000; $100,866,000 - 2000)                                       67,759       94,269
  Mortgage loans, net                                                             433,095      396,731
  Real estate, net                                                                 61,777       44,443
  Real estate joint ventures                                                       33,320       34,185
  Policy loans                                                                    112,995      116,024
  Short-term investments                                                          127,984       54,171
  Other investments                                                                10,999            -

    TOTAL INVESTMENTS                                                           2,910,122    2,754,552
Cash                                                                                4,365       13,391
Accrued investment income                                                          37,457       41,028
Receivables, net                                                                    4,532        3,688
Property and equipment, net                                                        19,013       20,701
Deferred acquisition costs                                                        243,606      244,960
Value of purchased insurance in force                                              80,361       87,833
Reinsurance recoverables                                                          141,141      135,378
Deferred income taxes                                                               7,591        8,870
Other assets                                                                       11,118       10,712
Separate account assets                                                           305,283      325,148
                                                                           $    3,764,589    3,646,261
LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                                                           $      772,224      775,381
  Accident and health                                                              43,725       45,905
Accumulated contract values                                                     1,640,081    1,619,887
Policy and contract claims                                                         34,969       34,083
Other policyholders' funds:
  Dividend and coupon accumulations                                                61,579       61,354
  Other                                                                            68,309       88,195
Notes payable                                                                      96,779       41,520
Current income taxes payable                                                       11,652        6,383
Other liabilities                                                                 164,304      116,151
Separate account liabilities                                                      305,283      325,148
     TOTAL LIABILITIES                                                          3,198,905    3,114,007
Stockholders' equity:
  Common stock, par value $1.25 per share
    Authorized 36,000,000 shares, issued 18,496,680 shares                         23,121       23,121
  Paid in capital                                                                  21,744       20,109
  Retained earnings                                                               668,255      651,324
  Accumulated other comprehensive loss, net of tax                                (38,806)     (55,280)
  Less treasury stock, at cost (6,470,052 shares; 6,475,203 shares - 2000)       (108,630)    (107,020)
     TOTAL STOCKHOLDERS' EQUITY                                                   565,684      532,254
                                                                           $    3,764,589    3,646,261

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                 2001      2000      1999

COMMON STOCK, beginning and end of year                 $       23,121    23,121     23,121

PAID IN CAPITAL:
  Beginning of year                                             20,109    18,498     17,633
  Excess of proceeds over cost of treasury stock sold            1,635     1 611        865

  End of year                                                   21,744    20,109     18,498

RETAINED EARNINGS:
  Beginning of year                                            651,324   614,278    581,074
  Net income                                                    29,922    49,083     45,045
  Other comprehensive income (loss):
    Unrealized gains (losses) on securities                     19,679     9,581   (104,921)
    Decrease (increase) in unfunded pension liability           (3,205)   (5 766)       360
  Comprehensive income (loss)                                   46,396    52,898    (59,516)
  Transfer other comprehensive (income) loss to
    accumulated other comprehensive income                     (16,474)   (3,815)   104,561
  Stockholder dividends of $1.08 per share
    ($1.00 - 2000 and $.96 - 1999)                             (12,991)  (12,037)   (11,841)

  End of year                                                  668,255   651,324    614,278

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Beginning of year                                            (55,280)  (59,095)    45,466
  Other comprehensive income (loss)                             16,474     3,815   (104,561)

  End of year                                                  (38,806)  (55,280)   (59,095)

TREASURY STOCK, at cost:
  Beginning of year                                           (107,020) (102,997)   (89,361)
  Cost of 71,054 shares acquired
    (174,550 shares - 2000 and 349,087 shares - 1999)           (2,692)   (5,600)   (14,094)
  Cost of 76,205 shares sold
    (111,085 shares - 2000 and 32,243 shares - 1999)             1,082     1 577        458

  End of year                                                 (108,630) (107,020)  (102,997)

  TOTAL STOCKHOLDERS' EQUITY                            $      565,684   532,254    493,805

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             2001             2000             1999

OPERATING ACTIVITIES
Net income                                           $       29,922          49,083            45,045
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium, net                     601           4,867             2,061
    Depreciation                                              5,181           6,093             5,265
    Policy acquisition costs capitalized                    (27,916)        (35,775)          (39,553)
    Amortization of deferred acquisition costs               27,765          26,828            31,261
    Amortization of the value of purchased
     insurance in force                                       7,472           7,803             8,695
    Realized investment (gains) losses                       15,748           3,871            (2,860)
    Changes in assets and liabilities:
     Future policy benefits                                  (1,337)         (8,270)           12,375
     Accumulated contract values                              1,986          (8,246)          (10,182)
     Other policy liabilities                                (4,784)            351            (1,983)
     Income taxes payable and deferred                         (950)          8,147           (14,748)
    Other, net                                               (4,236)         11,668            13,099
    NET CASH PROVIDED                                        49,452          66,420            48,475
INVESTING ACTIVITIES
Purchases of investments:
  Fixed maturities available for sale                      (884,654)       (415,189)         (654,943)
  Fixed maturities held to maturity                               -          (3,304)           (3,354)
  Equity securities available for sale                       (5,116)        (22,134)          (43,130)
Sale of available for sale securities                       678,423         393,934           428,943
Maturities and principal paydowns
  of security investments:
    Fixed maturities available for sale                     187,673         115,557           173,990
    Fixed maturities held to maturity                             -          24,539            10,913
    Equity securities available for sale                     16,088          19,251               486
Purchases of other investments                             (187,270)       (138,947)          (36,300)
Sales, maturities and principal
  paydowns of other investments                              51,215          53,990            59,655
Disposition of group insurance blocks, net cash paid         (4,000)              -            (5,162)
    NET CASH PROVIDED (USED)                               (147,641)         27,697           (68,902)
FINANCING ACTIVITIES
Proceeds from borrowings                                    102,589          58,445            95,850
Repayment of borrowings                                     (47,330)        (86,425)          (26,350)
Policyholder contract deposits                              148,930         137,901           148,993
Withdrawals of policyholder contract deposits              (130,722)       (198,474)         (181,367)
Change in other deposits                                     28,662             (79)           13,505
Cash dividends to stockholders                              (12,991)        (12,037)          (11,841)
Disposition (acquisition) of treasury stock, net                 25          (2,412)          (12,771)
    NET CASH PROVIDED (USED)                                 89,163        (103,081)           26,019
Increase (decrease) in cash                                  (9,026)         (8,964)            5,592
Cash at beginning of year                                    13,391          22,355            16,763
         CASH AT END OF YEAR                         $        4,365          13,391            22,355

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed primarily through numerous general agencies. The Company's new business activities have been concentrated in interest sensitive and variable products in recent years.

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

Future Policy Benefits and
Accumulated Contract Values
Traditional life insurance reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded down and range from 7.25 percent to 5.25 percent. Mortality assumptions are based on Company experience expressed as a percentage of standard mortality tables. The 1975-1980 Select and Ultimate Basic Table is used for new business.

Accident and health reserves represent estimates of payments to be made on reported insurance claims as well as claims incurred but not yet reported. These estimates are based upon past claims experience, claim trends and industry experience.

The liability for unpaid accident and health claims is included with "policy and contract claims" on the Consolidated Balance Sheet. Claim adjustment expenditures are expensed as incurred and were not material in any year presented. Activity was as follows.

                                  2001      2000       1999

Gross liability at
  beginning of year                $ 9,983    10,744    11,726
Less reinsurance recoverable         4,678     5,523     5,486
Net liability at beginning of year   5,305     5,221     6,240

Incurred benefits related to:
  Current year                      32,528    30,232    29,330
  Prior years                          307      (241)     (850)
Total incurred benefits             32,835    29,991    28,480

Paid benefits related to:
  Current year                      26,315    24,497    23,617
  Prior years                        5,822     5,410     5,882
Total paid benefits                 32,137    29,907    29,499

Net liability at end of year         6,003     5,305     5,221
Plus reinsurance recoverable         2,772     4,678     5,523
Gross liability at end of year  $    8,775     9,983    10,744

Liabilities for universal life and flexible annuity products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 3.00 percent to 7.25 percent (4.00 percent to 6.75 percent - 2000 and 3.85 percent to 6.50 percent - 1999).

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

Value of Purchased Insurance in Force
The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and a block of life insurance business is being amortized in proportion to projected future premium revenues or estimated gross profits. Such amortization is included in insurance operating expenses. If these projections should change, the amortization is adjusted prospectively. This asset was increased $7,796,000 ($8,523,000 - 2000 and $9,313,000 - 1999) for accrual of interest and reduced $15,268,000 ($16,326,000 - 2000 and $18,008,000 - 1999) for amortization. The increase for accrual of interest for the life insurance subsidiary was calculated using a 13.0 percent interest rate for the life block and a 7.0 percent rate for the accident and health block and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Total accumulated accrual of interest and amortization equal $70,738,000 and $113,209,000, respectively. The value of purchased insurance in force is adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities. Based upon current conditions and assumptions as to future events, the Company expects that the amortization will be between 6 and 9 percent of the asset’s current carrying amount in each of the next five years.

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

Investments
Securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments to deferred acquisition costs and the value of purchased insurance in force, and are included in accumulated other comprehensive income. The Company reviews and analyzes its securities on an ongoing basis. Based upon these analyses, specific securities’ values are written down to expected realizable values through earnings as a realized investment loss if the security’s impairment in value is considered to be other than temporary.

Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for probable losses. A loan is considered impaired if it is probable that contractual amounts due will not be collected. An allowance for probable impairment losses is based upon the loan’s market price, or the fair value of the underlying collateral on a net realizable basis. Loans in foreclosure and loans considered to be impaired are placed on a non-accrual status. Real estate is carried at depreciated cost. Real estate joint ventures are valued at cost adjusted for the Company’s equity in earnings since acquisition. Policy loans are carried at cost less payments received. Premiums and discounts on fixed maturity securities are amortized over the life of the related security as an adjustment to yield using the effective interest method. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Federal Income Taxes
Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Share
Due to the Company’s capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was 12,027,241 shares (12,033,725 shares - 2000 and 12,316,220 shares - 1999). The number of shares outstanding at year end was 12,026,628 (12,021,477 - 2000).

Statutory Information and
Stockholder Dividends Restrictions
The Company’s earnings, unassigned surplus (retained earnings) and capital and surplus (equity), on the statutory basis used to report to regulatory authorities, follow.

                                2001      2000     1999

Net gain from operations    $  42,097    45,730    41,902
Net income                     23,476    42,265    42,012
Unassigned surplus
    at December 31            329,972   311,804   281,254
Capital and surplus
    at December 31            266,208   248,014   219,875

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of capital and surplus at the end of the preceding year. The maximum dividend payable in 2002 without prior approval is $42,097,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The National Association of Insurance Commissioners’ comprehensive new guidelines to statutory accounting principles and practices for the life insurance industry took effect January 1, 2001, and caused the Company’s capital and surplus to decrease $1.7 million.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of $18,000,000 ($18,000,000 - 2000 and $21,000,000 - 1999).

Comprehensive Income (Loss)
Comprehensive income is comprised of net income and other comprehensive income which includes unrealized gains or losses on securities available for sale and unfunded pension liabilities, as shown at the right.

                          Unrealized    Unfunded
                          Gain (Loss)   Pension
                         on Securities  Liability   Total

2001:
Unrealized holding gains
  arising during the year    $  13,972              13,972
Less:  Realized losses included
            in net income      (18,404)            (18,404)
Net unrealized gains            32,376              32,376
Increase in unfunded
  pension liability                  -    (4,931)   (4,931)
Effect on deferred
  acquisition costs             (2,113)             (2,113)
Deferred income taxes          (10,584)    1,726    (8,858)
Other comprehensive
  income (loss)              $  19,679    (3,205)   16,474

2000:
Unrealized holding gains
  arising during the year    $   9,422               9,422
Less:  Realized losses included
            in net income       (6,467)             (6,467)
Net unrealized gains            15,889              15,889
Increase in unfunded
  pension liability                  -    (8,871)   (8,871)
Effect on deferred
  acquisition costs             (1,145)             (1,145)
Deferred income taxes           (5,163)    3,105    (2,058)
Other comprehensive
  income (loss)               $  9,581    (5,766)    3,815

1999:
Unrealized holding losses
  arising during the year    $(172,801)           (172,801)
Less:  Realized losses included
            in net income       (2,527)             (2,527)
Net unrealized losses         (170,274)           (170,274)
Decrease in unfunded
  pension liability                  -       554       554
Effect on deferred
  acquisition costs               8,858               8,858
Deferred income taxes            56,495     (194)    56,301
Other comprehensive
  income (loss)              $ (104,921)     360   (104,561)

The accumulated balances related to each component of accumulated other comprehensive income follow.

                                        Increase  in
                            Unrealized     Unfunded
                             Gain (Loss)   Pension
                            on Securities  Liability  Total

December 31, 1999           $ (53,379)    (5,716)   (59,095)
Other comprehensive
   income (loss) for 2000       9,581     (5,766)     3,815

December 31, 2000             (43,798)   (11,482)   (55,280)
Other comprehensive
   income (loss) for 2001      19,679     (3,205)    16,474

December 31, 2001           $ (24,119)   (14,687)   (38,806)

REINSURANCE

                                 2001      2000      1999

Life insurance in force (in millions):
    Direct                    $  24,019   24,120    23,616
    Ceded                        (7,144)  (6,514)   (5,483)
    Assumed                       2,626    2,818     3,131

        Net                   $  19,501   20,424    21,264

Premiums:
Life insurance:
    Direct                    $ 128,746  120,908   127,805
    Ceded                       (35,721) (27,818)  (29,255)
    Assumed                       4,934    6,105     5,536

        Net                   $  97,959   99,195   104,086

 Accident and health:
    Direct                    $  51,238   54,769    56,723
    Ceded                        (5,427) (10,128)  (14,087)

        Net                   $  45,811   44,641    42,636

Contract charges arise generally from directly issued business. However contract charges also arise from a block of business assumed during 1997 as described below. Ceded benefit recoveries were $44,200,000 ($49,883,000 - 2000 and $49,687,000 - 1999).

Old American has two coinsurance agreements. One agreement reinsures certain whole life policies issued by Old American prior to December 1, 1986. These policies had a face value of $94.3 million as of this year end. The reserve for future policy benefits ceded under this agreement was $41,785,000 ($44,331,000 - 2000). The second agreement ceded $10.4 million of home health care reserves in 1998.

Kansas City Life acquired a block of traditional life and universal life-type products in 1997. As of this year end, the block had $2.6 billion of life insurance in force ($2.8 billion - 2000). The block generated life insurance premiums of $4,628,000 ($5,544,000 - 2000). The Company ceded its group long-term disability reserves, totaling $5.2 million in 1999 and also $5.6 million of group life waiver of premium reserves in 2001.

Sunset Life entered into a yearly renewable term reinsurance agreement, effective January 1, 2002, whereby it ceded 80 percent of its retained mortality risk on traditional and universal life policies. The insurance in force ceded under this agreement approximates $3.1 billion.

The maximum retention on any one life is $350,000 for ordinary life plans and $100,000 for group coverage. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts. Reinsurers’ solvency is reviewed annually.

PROPERTY AND EQUIPMENT

                                       2001       2000

Land                               $     766        766
Home office complex                   20,252     21,444
Furniture and equipment               35,110     34,741

                                      56,128     56,951
Less accumulated depreciation        (37,115)   (36,250)

                                   $  19,013     20,701

Property and equipment are stated at cost and depreciated using the straight-line method. The home office is depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

NOTES PAYABLE

                                          2001      2000

Federal Home Loan Bank loans with
  various maturities and a weighted
  average variable interest rate,
  currently 2.43 percent, secured
  by mortgage-backed securities
  totaling $111,581,000                $  95,000   41,520

Overnight federal funds, with a
  daily maturity, an interest rate
  of 1.85 percent, secured by
  specified securities                     1,049        -

Real estate loan due December 2010,
  with an interest rate of 7.50 percent,
  secured by the property                    730        -

                                       $  96,779   41,520

As a member of the Federal Home Loan Bank with a capital investment of $8,983,000, the Company has the ability to borrow up to twenty times its capital investment, or $179,656,000, from the bank when collateralized. The Company earned a 4.54 percent average rate on the capital investment in the bank for 2001.

The Company has unsecured revolving credit loan agreements with banks providing a $60,000,000 line of credit with a variable interest rate, currently 2.00 percent.

With the exception of the real estate loan, all borrowing is used to enhance investment strategies. Interest paid on all borrowings equaled $3,975,000 ($2,146,000 - 2000 and $1,135,000 - 1999).

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

Fair values for the Company’s insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the financial instruments follow.

                         2001                 2000

                Carrying      Fair      Carrying    Fair
                 Amount      Value      Amount     Value

Investments:
  Securities available
    for sale    $2,129,952  2,129,952  2,028,426  2,028,426
  Securities held
    to maturity          -          -     80,572     80,463
  Mortgage loans   433,095    441,887    396,731    409,000
Liabilities:
  Individual and
    group annuities$677,597   662,116    668,233    652,898
  Supplementary
    contracts without
    life contingencies18,917   18,917     20,761     20,761

The following Investments Note provides further details regarding the investments above.

INVESTMENTS

Investment Revenues
Major categories of investment revenues are summarized as follows.

                              2001        2000       1999

Investment income:
    Fixed maturities      $  147,610    156,117     157,766
    Equity securities          7,533      9,678       9,378
    Mortgage loans            33,343     29,478      27,608
    Real estate               10,735     10,563       9,907
    Policy loans               7,818      7,852       7,959
    Short-term                 4,649      3,025       3,639
    Other                      5,883      3,914       3,709
                             217,571    220,627     219,966
Less investment expenses     (15,197)   (13,492)    (12,284)

                          $  202,374    207,135     207,682

Realized gains (losses):
    Fixed maturities      $  (15,956)   (12,614)     (2,714)
    Equity securities         (2,448)       517         126
    Mortgage loans               -        2,970       1,500
    Real estate                2,048      4,316       3,684
    Other                        608        940         264

                          $  (15,748)    (3,871)      2,860

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow.

                              2001        2000       1999

Available for sale:
  End of year             $  (38,382)   (70,758)    (86,647)
  Effect on deferred
    acquisition costs          1,268      3,381       4,526
  Deferred income taxes       12,995     23,579      28,742

                          $  (24,119)   (43,798)    (53,379)
  Increase (decrease) in
    net unrealized gains
    during the year:
      Fixed maturities    $   17,129      9,697     (99,595)
      Equity securities        2,550       (116)     (5,326)

                          $   19,679      9,581    (104,921)
Held to maturity:
  End of year             $        -       (109)        (36)

  Increase (decrease) in
    net unrealized gains
    during the year       $      109        (73)     (8,047)

Securities
The amortized cost and fair value of investments in securities at this year end follow.

                                      Gross
                     Amortized      Unrealized        Fair
                        Cost     Gains     Losses     Value

Available for sale:
Bonds:
  U.S. government  $    47,991    2,935      161     50,765
  Public utility       290,670    4,765   10,051    285,384
  Corporate          1,198,505   18,564   55,078  1,161,991
  Mortgage-backed      532,978   11,308    8,677    535,609
  Other                 22,847      440       86     23,201
Redeemable
   preferred stocks      5,184       63        4      5,243

Fixed maturities     2,098,175   38,075   74,057  2,062,193
Equity securities       70,159      778    3,178     67,759

                   $ 2,168,334   38,853   77,235  2,129,952

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

The Company holds one non-income producing fixed maturity with a par value of $9,600,000.

The distribution of the fixed maturity securities' contractual maturities at this year end follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                      Amortized         Fair
                                        Cost            Value

Available for sale:
Due in one year or less             $    52,617      52,401
Due after one year through five years   337,641     346,570
Due after five years through ten years  321,438     315,641
Due after ten years                     853,501     811,972
Mortgage-backed bonds                   532,978     535,609

                                    $ 2,098,175   2,062,193

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                 2001      2000      1999

Proceeds                      $ 678,423   393,934   428,943
Gross realized gains             17,971     7,292     9,482
Gross realized losses            16,132    13,541    10,371

The Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

No derivative financial instruments are employed.

Mortgage Loans
All mortgage loans are income producing, as they were last year. Mortgage loans are carried net of a valuation reserve of $4,030,000, unchanged from the previous year.

The mortgage portfolio is diversified geographically and by property type as follows.

                               2001                      2000

                     Carrying      Fair       Carrying     Fair
                      Amount      Value        Amount      Value

Geographic region:
  East north central $  34,011      33,169      28,139    28,612
  Mountain              75,771      77,646      79,430    81,995
  Pacific              153,791     156,678     137,559   141,781
  West south central    66,811      69,535      58,847    61,521
  West north central    75,667      77,580      71,921    73,799
  Other                 31,074      31,309      24,865    25,322
  Valuation reserve     (4,030)     (4,030)     (4,030)   (4,030)
                     $ 433,095     441,887     396,731   409,000
Property type:
  Industrial         $ 281,786     285,614     258,195   265,770
  Retail                15,566      16,422      18,699    19,436
  Office               121,056     124,458     107,534   111,024
  Other                 18,717      19,423      16,333    16,800
  Valuation reserve     (4,030)     (4,030)     (4,030)   (4,030)
                      $433,095     441,887     396,731   409,000

The Company has commitments which expire in 2002 to originate mortgage loans of $6,460,000.

No mortgage loans were foreclosed upon and transferred to real estate investments during the year (none - 2000 and 1999).

One mortgage loan was acquired in the sale of real estate during the year for $875,000 (none - 2000 and 1999).

Real Estate
Detail concerning the Company's real estate investments follows.

                                         2001        2000

Penntower office building, at cost:
    Land                              $   1,106      1,106
    Building                             18,741     18,649
    Less accumulated depreciation       (12,027)   (11,477)
Foreclosed real estate, at lower of
    cost or net realizable value          1,900      2,090
Other investment properties, at cost:
    Land                                 15,449     11,050
    Buildings                            51,965     37,958
    Less accumulated depreciation       (15,357)   (14,933)

                                      $  61,777     44,443

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance, if necessary, to reflect net realizable value. No such allowance was needed at year end 2001 ($625,000 - 2000).

The Company held non-income producing real estate equaling $9,735,000 ($5,236,000 - 2000).

PENSIONS AND OTHER
POSTRETIREMENT BENEFITS

The Company has pension and other postretirement benefit plans covering substantially all its employees. The defined benefits pension plan covers employees who were age 55 or over with at least 15 years of vested service at December 31, 1997. This plan’s benefits are based on years of service and the employee’s compensation during the last five years of employment. Employees have a cash balance account consisting of credits to the account based upon an employee’s years of service and compensation and interest credits. The postretirement medical plans for the employees, full-time agents, and their dependents are contributory with contributions adjusted annually. The Company pays these medical costs as due and the plan incorporates cost-sharing features. The postretirement life insurance plan is noncontributory with level annual payments over the participants’ expected service periods. The plan covers only those employees with at least one year of service as of December 31, 1997. The benefits in this plan are frozen using the employees’ years of service and compensation as of December 31, 1997. The tables at the right outline the plans’ funded status and their impact on the financial statements.

Noncontributory defined contribution retirement plans for general agents and eligible sales agents provide supplemental payments based upon earned agency first year individual life and annuity commissions. Contributions to these plans were $162,000 ($143,000 - 2000 and 1999). Noncontributory deferred compensation plans for eligible agents based upon earned first year commissions is also offered. Contributions to these plans were $639,000 ($583,000 - 2000 and $609,000 - 1999).

Savings plans for eligible employees and agents match employee contributions up to 6 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions expensed to the plan were $1,459,000 ($1,425,000 - 2000 and $1,468,000 - 1999). The Company may contribute an additional profit sharing amount up to 4 percent of salary depending upon corporate profits. The Company made no profit sharing contribution for 2001 ($1,098,000 - 2000 and none - 1999).

A noncontributory trusteed employee stock ownership plan covers substantially all salaried employees. No contributions have been made to this plan since 1992.

                                                   Pension Benefits           Other Benefits
                                                  2001           2000         2001         2000

Accumulated benefit obligation                 $ 103,655          98,273         -             -

Change in plan assets:
Fair value of plan assets at beginning of year $  87,441          85,240     1,436         1,403
Return on plan assets                              3,814           4,033        77            74
Company contributions                              2,605           4,000         -             -
Benefits paid                                     (6,164)         (5,832)      (56)          (41)

  Fair value of plan assets at end of year     $  87,696          87,441     1,457         1,436

Change in projected benefit obligation:
Benefit obligation at beginning of year        $ 102,089          98,351    16,326        16,942
Service cost                                       1,940           1,913       708           530
Interest cost                                      7,442           7,365     1,345         1,144
Net (gain) loss from past experience               2,365             395     1,762        (1,641)
Benefits paid                                     (6,164)         (5,935)     (582)         (649)

  Benefit obligation at end of year            $ 107,672         102,089    19,559        16,326

Plan underfunding                              $ (19,976)        (14,648)  (18,102)      (14,890)
Unrecognized net (gain) loss                      32,570          28,291       408        (1,020)
Unrecognized prior service cost                   (5,852)         (6,500)        -             -
Unrecognized net transition asset                   (105)           (311)        -             -

  Prepaid (accrued) benefit cost               $   6,637           6,832   (17,694)      (15,910)

Amounts recognized in the
  consolidated balance sheet:
Accrued benefit liability                      $ (15,959)        (10,833)  (17,694)      (15,910)
Accumulated other comprehensive income            22,596          17,665         -             -

  Net amount recognized                        $   6,637           6,832   (17,694)      (15,910)

Weighted average assumptions:
Discount rate                                       7.25%          7.50      7.25          7.50
Expected return on plan assets                      8.50            8.75      5.50          5.50
Rate of compensation increase                       4.50            4.50         -             -

The assumed growth rate of health care costs has a significant effect on the amounts reported as the table below demonstrates.

                                           One Percentage Point
                                              Change in the Growth Rate
                                             Increase        Decrease

Service and interest cost components       $      446           (340)
Postretirement benefit obligation               3,599         (2,815)

The components of the net periodic benefits cost follow.

                                              Pension Benefits                   Other Benefits
                                        2001      2000       1999         2001      2000       1999

Service cost                         $ 1,940     1,912      2,760           708       530       626
Interest cost                          7,442     7,365      7,673         1,345     1,144     1,200
Expected return on plan assets        (7,252)   (7,211)    (9,067)          (79)      (78)      (88)
Amortization of:
  Unrecognized net (gain) loss         1,523     1,687      1,014           (24)      (20)       52
  Unrecognized prior service cost       (647)     (647)      (647)            -         -         -
  Unrecognized net transition asset     (206)     (206)      (206)            -         -         -
Net periodic benefits cost           $ 2,800     2,900      1,527         1,950     1,576     1,790

For measurement purposes, a 9.5 percent annual increase in the per capita cost of covered health care benefits was assumed to decrease gradually to 5 percent in 2010 and thereafter.

SEGMENT INFORMATION

                                               Kansas City Life          Sunset         Old
                                            Individual     Group           Life       American      Total

2001:
Revenues from external customers          $   109,700      57,389        25,101        72,873      265,063
Investment income, net                        151,800         510        33,343        16,721      202,374
Segment income (loss)                          22,991        (692)       (1,501)        9,124       29,922
Other significant noncash items:
  Increase in policy reserves                  50,675         469        17,692         5,855       74,691
  Amortization of deferred
    acquisition costs                          17,034           -           247        10,484       27,765
  Amortization of the value of
    purchased insurance in force                4,104           -             -         3,368        7,472
Interest expense                                3,254           -             -           782        4,036
Income tax expense (benefit)                    3,322        (296)       (3,672)        2,264        1,618

Segment assets                              2,775,280       6,993       547,145       435,171    3,764,589
Expenditures for other long-lived assets        2,004          65             -            30        2,099

2000:
Revenues from external customers          $   110,339      56,267         28,272       74,765      269,643
Investment income, net                        155,420         767         34,456       16,492      207,135
Segment income                                 32,403         831          8,868        6,981       49,083
Other significant noncash items:
  Increase (decrease) in policy reserves       49,560        (389)        17,721        6,924       73,816
  Amortization of deferred
    acquisition costs                          11,437           -          5,138       10,253       26,828
  Amortization of the value of
    purchased insurance in force                4,305           -              -        3,498        7,803
Interest expense                                2,177           -              1            5        2,183
Income tax expense                             12,172         356          3,751        3,142       19,421

Segment assets                              2,696,884      10,948        531,393      407,036    3,646,261
Expenditures for other long-lived assets        2,640          40              -           15        2,695

1999:
Revenues from external customers          $   113,399      53,311         26,750       76,091      269,551
Investment income, net                        158,017       1,083         33,617       14,965      207,682
Segment income (loss)                          31,408        (898)         8,893        5,642       45,045
Other significant noncash items:
  Increase in policy reserves                  60,072         681         16,411        8,042       85,206
  Amortization of deferred
    acquisition costs                          12,443           -          7,765       11,053       31,261
  Amortization of the value of
    purchased insurance in force                5,128           -              -        3,567        8,695
Interest expense                                1,148           -              -            -        1,148
Income tax expense (benefit)                   12,931        (385)         3,898        2,574       19,018

Segment assets                              2,679,521      16,107        528,708      396,948    3,621,284
Expenditures for other long-lived assets        3,742         214              3          298        4,257

Enterprise-Wide Disclosures

                                                        2001       2000       1999

Revenues from external customers by line of business:
  Variable life insurance and annuities             $  17,811     16,181     11,153
  Interest sensitive products                          89,559     93,602     97,720
  Traditional individual insurance products            91,330     92,078     97,616
  Group life and disability products                   52,440     51,758     49,106
  Group ASO services                                    4,949      4,509      4,205
  Other                                                 8,974     11,515      9,751
      Total                                         $ 265,063    269,643    269,551

Company operations have been classified and summarized into the four reportable segments at left. The segments, while generally classified along Company lines, are based upon distribution method, product portfolio and target market. The Parent Company was divided into two segments. The Kansas City Life - Individual segment consists of sales of variable life and annuities, interest sensitive products and traditional life insurance products by a career general agency sales force. The Kansas City Life - Group segment consists of sales of group life, disability and dental products and administrative services only (ASO) by the Company’s career general agency sales force and appointed group agents. The Sunset Life segment consists of sales of interest sensitive and traditional products by personal producing general agents. The Old American segment markets whole life final expense products to seniors through a general agency sales force.

Separate investment portfolios are maintained for each of the companies. However, investments are allocated to the group segment based upon its cash flows. Its investment income is modeled using the year of investment method. Home office functions are fully integrated for the three companies in order to maximize economies of scale. Therefore, operating expenses are allocated to the segments based upon internal cost studies which are consistent with industry cost methodologies.

The totals at left agree to the selected financial data which reconciles to the consolidated financial statements. Intersegment revenues are not material. The Company operates solely in the United States and no individual customer accounts for 10 percent or more of the Company’s revenue.

FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                   2001    2000    1999

Federal income tax rate              35%   35      35
Special tax credits                 (15)     (6)     (5)
Release excess income tax liability
  on years closed to IRS audit      (14)      -       -
Other permanent differences          (1)     (1)      -

Actual income tax rate                5%   28      30

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                         2001     2000

Deferred tax assets:
  Basis differences between tax and
    GAAP accounting for investments  $   13,034   18,493
  Future policy benefits                 45,753   50,404
  Employee retirement benefits           16,826   14,579
  Other                                  10,695    7,670
Gross deferred tax assets                86,308   91,146

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization           46,953   47,235
  Property and equipment, net             3,675    3,708
  Value of insurance in force            27,911   30,449
  Other                                     178      884
Gross deferred tax liabilities           78,717   82,276
  Net deferred tax asset             $    7,591    8,870

A valuation allowance must be established for any portion of the deferred tax asset which is believed not to be realizable. In management’s opinion, it is more likely than not that the Company will realize the benefit of the net deferred tax asset and, therefore, no valuation allowance has been established.

Federal income taxes were paid this year of $2,350,000 ($17,364,000 - 2000 and $17,884,000 - 1999).

Policyholders’ surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The Companies do not plan to distribute their policyholders’ surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyholders’ surplus become taxable, the tax computed at current rates would approximate $20,000,000.

Income taxed on a current basis is accumulated in shareholders’ surplus and can be distributed to stockholders without tax to the Company. Shareholders’ surplus equals $411,637,000 for Kansas City Life, $95,780,000 for Sunset Life and $76,740,000 for Old American.

The income tax expense (benefit) is recorded in various places in the Company's financial statements as detailed below.

                                       2001     2000     1999

Net income                         $   1,618   19,421   19,018
Stockholders' equity:
  Related to:
    Unrealized gains (losses), net    10,584    5,163  (56,495)
    Decrease (increase) in
      unfunded pension liability      (1,726)  (3,105)     194
Total income tax expense (benefit)
  included in financial statements $  10,476   21,479  (37,283)

QUARTERLY CONSOLIDATED
FINANCIAL DATA (unaudited)

                         First   Second    Third    Fourth

2001:
Total revenues      $   116,833  118,255  112,330  104,271

Net income                9,518   11,466    8,782      156

Per common share,
  basic and diluted         .79      .95      .73      .02

2000:
Total revenues      $   120,513  117,874  118,332  116,188

Net income               13,118   13,722   14,576    7,667

Per common share,
  basic and diluted        1.09     1.14     1.21      .64

CONTINGENT LIABILITIES

Over the past several years, life insurers have faced extensive claims, including class action lawsuits, alleging improper marketing practices. Sunset Life is the defendant in such a class action lawsuit regarding its sales practices. In connection with a preliminary settlement of this matter, the Company increased its reserves $16.3 million in 2001 based upon information currently available. A final hearing is scheduled for February 28, 2002. Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of any settlement could differ materially from the amounts presently estimated. This estimate will continue to be updated as more specific information is developed. However, based on information available at this time and the uncertainties associated with any settlement, additional costs related to this item cannot be estimated with precision.

In addition to the above, the Company and certain of its subsidiaries are defendants in, or subject to, other claims or legal actions that arose in the ordinary course of business. Some of these lawsuits arose in jurisdictions that permit punitive damages disproportinate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any of these lawsuits or proceedings, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. In management's opinion the amounts ultimately paid in these suits, if any, would have no material effect on the Company's consolidated results of operations or financial position.

REPORTS OF
INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of Kansas City Life Insurance Company

        We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP
Kansas City, Missouri
January 25, 2002

To the Board of Directors and Stockholders
of Kansas City Life Insurance Company

        We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Kansas City Life Insurance Company and subsidiaries (the Company) for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Kansas City Life Insurance Company and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP
Kansas City, Missouri
January 24, 2000

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
        Kansas City Life Insurance Company
        3520 Broadway
        Post Office Box 219139
        Kansas City, Missouri 64121-9139
        Telephone: (816) 753-7000
        Fax: (816) 753-4902
        Internet: http://www.kclife.com
        E-mail: kclife@kclife.com

NOTICE OF ANNUAL MEETING
        The annual meeting of stockholders will be held at
        9 a.m. Thursday, April 18, 2002, at Kansas City Life's corporate headquarters.

TRANSFER AGENT
        Cheryl Keefer, Assistant Secretary
        Kansas City Life Insurance Company
        Post Office Box 219139
        Kansas City, Missouri 64121-9139

10-K REQUEST
        Stockholders may request a free copy of Kansas City Life's Form 10-K, as filed with the Securities and
        Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.

SECURITY HOLDERS
        As of February 11, 2002, Kansas City Life had approximately 670 security holders, including individual participants in security position listings.

STOCK AND DIVIDEND INFORMATION
        Stock Quotation Symbol
        Over-the-Counter--KCLI

                                    Bid           Dividend
                             High        Low         Paid

                                     (per share)
     2001:
     First quarter         $  40.25     34.38        $ .27
     Second quarter           39.63     34.84          .27
     Third quarter            39.80     34.50          .27
     Fourth quarter           37.46     35.05          .27
                                                     $1.08

     2000:
     First quarter         $  35.63     22.13        $ .25
     Second quarter           31.00     23.63          .25
     Third quarter            35.38     26.13          .25
     Fourth quarter           35.31     29.00          .25
                                                     $1.00

A quarterly dividend of $.27 per share was paid February 25, 2002.

Over-the-counter market quotations are compiled according to Company records and may reflect inter-dealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.