Form 10-K, Exhibit 13
period 2002-12-31
KANSAS CITY LIFE INSURANCE CO
filed 2003-03-26
CIK 54473

Financial Section

Management's Report on Responsibility for Financial Reporting

        Management prepared the following consolidated financial statements and all other information included in this Annual Report and is responsible for its integrity, consistency and objectivity. In preparing these statements, management necessarily made certain estimates and judgments and selected accounting principles in conformity with generally accepted accounting principles in the United States appropriate in the circumstances.

        Management is responsible for ensuring that these statements are not misstated due to material fraud or error. Thus the Company has established and maintains a system of internal control to provide efficient and effective operations, and reasonable assurance as to the integrity and reliability of the financial statements, proper financial disclosure and protection of assets. Qualified personnel in the Company maintain and monitor these internal controls on an ongoing basis for compliance.

        The Audit Committee of the Board of Directors, composed solely of outside directors, meets as required but not less than quarterly with the independent auditors, management and internal audit. Each has free and separate access to the Committee. The Committee reviews audit procedures, scope and findings, and the adequacy of the Company’s financial reporting.

        The independent auditors, KPMG LLP, are elected by the Board of Directors to audit the financial statements and render an opinion thereon. Management has made all corporate records and related data available to the independent auditors. Furthermore, management believes that all representations made to the independent auditors were valid and appropriate.

        /s/R. Philip Bixby                     /s/Tracy W. Knapp
        R. Philip Bixby                        Tracy W. Knapp
        President and CEO                      Senior Vice President, Finance

   Contents:

MANAGEMENT'S DISCUSSION
and analysis of financial condition and results of operations

Operating Results

        Kansas City Life’s net income increased $1.6 million to $31.5 million during 2002. Net income per share rose 6 percent during 2002 to $2.63, compared with $2.49 for 2001 and $4.08 for 2000. Since net realized investment losses increased over the three years, operating income, which excludes these realized investment losses net of tax, rose 8 percent in 2002 to $43.4 million. This compared to $40.2 million in 2001 and $51.6 million in 2000. Pretax operating profit margins1 averaged 12.5 percent over the three years and equaled 12.2 percent for 2002. Return on equity2 was 5.14 percent for 2002 and averaged 6.25 percent for the three-year period.

        This performance is analyzed below in two phases. First, corporate-wide factors are addressed; including marketing, investment and operating expense performance. Second, profit performance is discussed and analyzed for each of the Company’s four operating segments.

        Kansas City Life measures its sales progress in terms of new deposits and annualized premiums. On this basis, sales improved 39 percent during 2002 compared to a 4 percent decline the previous year. The following table details this performance by type of business. It should be noted in reviewing this information that revenues in the financial statements for interest sensitive and variable business consist of contract charges levied against the policyholders’ accumulated values, not the premiums received. Also, while the sales results properly address business directly sold by the Company, insurance revenues in the financial statements are net of ceding premiums paid for reinsurance.

1 Pretax income before realized investment losses divided by total revenues excluding realized investment losses.
2 Net income divided by the average stockholders’ equity excluding accumulated other comprehensive loss, net.

                                  2002       2001       2000
                                  ----       ----       ----
                                        (Thousands)
Interest sensitive products:
  Annuities                   $ 111,280     40,685     21,938
  Universal life                  7,497      4,164      5,177

                                118,777     44,849     27,115

Variable products:
  Annuities                      25,259     40,889     59,383
  Universal life                  5,932     13,101     20,726

                                 31,191     53,990     80,109

Traditional individual products  11,625     11,867     12,681

Group products:
  Dental                         10,471     12,734      9,275
  Other                           3,539      2,636      2,735

                                 14,010     15,370     12,010

     Total                    $ 175,603    126,076    131,915

        The declining equity markets over the past three years caused consumers’ preferences to shift from variable products to interest sensitive products and heightened consumer preference for the safety of interest sensitive products in general. Variable products allow policyholders to participate in the equity markets, while interest sensitive products provide safety of principal and competitive interest returns. Overall, sales rose over the three years as the composition of sales shifted towards interest sensitive products. Group sales also improved over the three-year period, as dental sales rose due to the addition of a significant new third party marketing agreement in late 2001. Additionally, sales of group life insurance rose by 74 percent over the past two years to $2.3 million in new premiums this year.

        Net insurance revenues as reported in the consolidated income statement declined from $253.6 million in 2000, to $251.1 million last year and to $247.2 million in 2002, a 3 percent decline for the three years. However, these revenues are net of ceded premiums, which rose considerably this year due to the reinsurance of 80 percent of an affiliate’s life insurance business. Excluding ceded premiums, Kansas City Life’s consolidated direct insurance revenues rose slightly in 2002 and declined less than 1 percent over the three years.

        Net investment income declined over the three years from $207.1 million in 2000, to $202.4 million last year and $193.3 million in 2002, a 7 percent decline over the past two years. These declines resulted from reduced portfolio yields due to historically low reinvestment rates and holdings of short-term investments equaling 6 percent of investments as of this year-end. The net return on invested assets, excluding realized investment gains and losses, declined 55 basis points this year and 22 basis points last year. On average, one-third of the securities portfolio was sold, called or matured in each of the past three years. Yields lost through these sales, calls and maturities averaged 89 basis points above the yields at which money could be reinvested in securities this year. Interest margins on the interest sensitive lines of business were maintained in 2001 but narrowed the other two years. The investment assets’ book value, net of borrowings, rose 4 percent in 2002 and ended 6 percent above that of two years ago. Securities averaged 81 percent of new investments over the three years, while mortgage loans comprised 9 percent and short-term investments equaled 6 percent.

        Net realized investment losses, which are not included in net investment income, increased over the past three years from $3.9 million in 2000, to $15.7 million in 2001 and $18.2 million in 2002, due to the weak economy and volatile financial markets. The following table provides detail concerning investment gains and losses realized over the past three years.

                                   2002       2001       2000
                                   ----       ----       ----
                                           (Thousands)
Gross gains resulting from:
  Sales of securities         $   9,809      17,971     7,526
  Securities called               2,148         359     2,104
  Mortgage reserve release            -           -     2,970
  Sales of real estate and
    joint ventures                8,644       2,559     4,395

     Total gross gains           20,601      20,889    16,995

Gross losses resulting from:
  Sales of securities           (19,216)    (16,132)  (13,545)
  Write-downs of securities     (18,200)    (18,054)   (7,628)
  Securities called              (1,012)     (2,548)     (403)
  Mortgage reserve increase        (570)          -         -
  Sales of real estate and
    joint ventures                 (213)       (511)      (80)

     Total gross losses         (39,211)    (37,245)  (21,656)

Related deferred policy
  acquisition costs                 370         608       790
Net realized losses           $ (18,240)    (15,748)   (3,871)

        Securities represent 72 percent of the entire investment portfolio, down from 73 percent last year. Approximately 91 percent of the securities are investment grade, comparable to last year. Delinquencies and defaults represent 0.8 percent of the portfolio. The portfolio, carried at fair value in the financial statements, had a slight unrealized gain at this year-end. The portfolio is broadly diversified across sectors and a variety of measures have been employed to manage the portfolio’s credit and interest rate risks, as discussed in the Market and Interest Rate Risk Analysis Section later in this Discussion. Kansas City Life reviews its securities’ values on an ongoing basis utilizing several factors, including an analysis of the borrower, its industry, independent valuation services, collateral value and subsequent developments. Based upon these inputs and analyses, securities write-downs are taken as considered appropriate.

        Mortgage loans comprise 15 percent of the investment portfolio, the same as a year ago. The loans are dispersed geographically with little exposure in the Northeast. However, one-third of the loans are in California. Approximately 89 percent of the mortgages are commercial loans on industrial warehouses and office properties. None of the loans have been restructured nor have there been any loans in foreclosure over the past three years. Prepayments rose in 2002 but are not significant since the loans generally carry prepayment penalties. The portfolio’s estimated fair value exceeds its carrying value by $36.8 million.

        Real estate investments consistently represented 3 percent of the investment portfolio over the two years. They consist principally of office buildings, shopping center joint ventures, industrial warehouses that are both in use and under development, and investments in affordable housing properties. The real estate properties’ carrying value is well below their estimated fair value. Real estate sales generated $8.4 million in net gains this year and $2.0 million and $4.3 million in 2001 and 2000, respectively.

        Home office operating expenses were impacted significantly by litigation costs in the fourth quarter of 2001. As a result, home office operating expenses rose substantially that year and then declined at double-digit rates in 2002. Excluding the distorting effect of these litigation costs, operating expenses rose 7 percent this year after declining 1 percent last year and 3 percent two years ago. Growth in expenses this year was due to increased employee benefits costs and costs associated with heightened marketing efforts.

        The Company’s effective income tax rate rose to 17 percent this year from 5 percent last year. The increased tax rate arose principally from a decline in the reversal of income taxes accrued in previous years. These reversals reduced income tax expense $2.7 million this year and $4.3 million last year. The past two years’ effective income tax rate was considerably below 2000‘s rate of 28 percent for two reasons. First, there were no income tax reversals in 2000. Second, while pretax income was lower the past two years, the amount of tax credits arising from investments in affordable housing properties remained largely unchanged.

Operating Results by Segment

        The Company manages its performance through four segments: the individual insurance business of Kansas City Life’s parent company, the group insurance operation in the parent company, and its two life insurance affiliates: Sunset Life Insurance Company of America (Sunset Life) and Old American Insurance Company (Old American). The following describes and analyzes the financial performance of each of these four segments. Refer also to the Segment Information Note to the Consolidated Financial Statements.

Kansas City Life Insurance Company – Individual Insurance

        One-third of the segment’s direct insurance revenues is derived from premiums on traditional-type products, principally term insurance and immediate annuities. Half of the revenues are from contract charges generated by interest sensitive universal life policies, while 15 percent of the revenues are from contract charges on variable products, both universal life and annuities. Interest sensitive annuities, while significant from a statutory and annualized premium viewpoint, generated less than one percent of the segment’s insurance revenues in the financial statements. All of these products are marketed through a nationwide career general agency sales force. This segment is central to the Company’s overall performance since it generates three-fourths of Company sales, half of consolidated net income and 42 percent of consolidated revenues from customers. Non-insurance affiliates are included in this segment, but they are not material to the segment’s results.

                                                SELECTED FINANCIAL DATA
                                          (Thousands, except per share data)

                                         2002             2001              2000           1999               1998
                                         ----             ----              ----           ----               ----
Revenues:
  Insurance                        $   247,245          251,140           253,619           255,595           259,559
 Investment income, net                193,308          202,374           207,135           207,682           202,402
  Other                                 17,918           13,923            16,024            13,956            14,671
    Operating revenues                 458,471          467,437           476,778           477,233           476,632
  Realized investment gains (losses)   (18,240)         (15,748)           (3,871)            2,860            11,426
    Total revenues                 $   440,231          451,689           472,907           480,093           488,058

Net income                         $    31,549           29,922            49,083            45,045            48,512

Per common share:
  Net income, basic and diluted    $      2.63             2.49              4.08              3.66              3.92

  Cash dividends                   $      1.08             1.08              1.00               .96               .90

  Stockholders' equity             $     49.81            47.04             44.28             40.86             46.58

Assets                             $ 3,855,247        3,764,589         3,646,261         3,621,284         3,577,414
Life insurance in force            $26,591,093       26,644,910        26,938,904        26,747,316        26,641,664

The above is not covered by the Independent Auditors’ Report.
Per share data has been adjusted for a two-for-one stock split in June 1999.

        This year’s sales rose 38 percent and were 28 percent above the level of two years ago. This growth was largely attributable to interest sensitive and immediate annuities. Sales of variable insurance declined in each of the three years reflecting the faltering stock market. The variable line accounted for $299.4 million in assets as of year end 2002. These assets declined 12 percent from last year principally due to the stock market’s performance.

        Direct insurance revenues, which exclude any reduction for ceded premiums, rose 1 percent in 2002 and 2 percent in 2001. Increases in insurance premiums, due to increased sales of traditional annuities, more than offset declining contract charges from interest sensitive and variable products.

        Net investment income declined 5 percent this year and was 7 percent below the amount earned two years ago. Interest margins generally narrowed in both the interest sensitive and traditional product lines.

        Policy benefits rose 4 percent in 2002 and 2 percent over the past two years, while operating revenues declined. Thus, benefits rose relative to revenues, narrowing profit margins. Policy surrenders improved substantially relative to policy values available to be surrendered over the three years. The amortization of deferred acquisition costs fluctuated considerably over the three years since 2002 and 2000 results benefited from the unlocking, or changing, of experience assumptions to reflect the emergence of actual profit margins that were better than assumed.

        Net income fell by nearly one-third in 2002 and is half of what it was two years ago. This reflects declining operating revenues, narrowing profit margins and increased realized investment losses.

Kansas City Life Insurance Company – Group Insurance

        Much of group revenue and earnings is derived from dental insurance. The Company also offers short and long-term disability, multiple employer trust and group life coverages as well as administrative claims paying services (ASO). These products are sold through third party marketing arrangements and the Company’s career general agency sales force. The group segment generates one-fourth of the Company’s total insurance revenues and 8 percent of its consolidated sales.

        Group insurance revenues grew 7 percent this year and rose 9 percent over the past two years despite the discontinuance of the stop loss line of business in late 2000. Excluding stop loss, insurance revenues rose 16 percent over the past two years. Dental insurance fueled this growth as its revenues grew 11 percent in 2001 and 13 percent in 2002. The other group lines’ revenues were level over the three years except for ASO and group life revenues, which declined 11 percent and 9 percent since 2000, respectively. While group insurance will lose a block of business in early 2003 that generated one-fourth of this year’s dental revenues and 18 percent of ASO revenues, a new dental arrangement is being added which will partially compensate for these lost revenues.

        Policy benefits ratios are critical to the segment’s profitability. These ratios were at unprofitable levels the past two years, except for the dental and multiple employer trust lines. However, the block of dental business being lost in 2003 was a significant contributor to that line’s favorable benefits ratio.

        The segment generated net losses the past two years largely due to the benefits ratios discussed above and narrowed profit margins and reduced revenues in the ASO line.

Sunset Life Insurance Company of America

        Sunset Life principally markets term insurance and interest sensitive universal life and annuity products to individuals nationwide through a personal producing agency sales force. One-fifth of its direct insurance revenues in the financial statements comes from traditional life insurance premiums, primarily term insurance. Approximately 80 percent of its insurance revenues are contract charges from the universal life products. Sunset Life produces 11 percent of consolidated sales, 7 percent of total revenues from customers and one-third of consolidated net income.

        Sales nearly quadrupled in 2002 as interest sensitive annuity sales grew by nearly 6 times. This line of business represents 84 percent of Sunset Life’s sales. Interest sensitive universal life products, which comprise much of the remaining sales, rose by 25 percent this year. Although the segment’s sales declined 21 percent last year, this year’s strong sales results caused current sales to be 181 percent above the level from two years earlier. While annuities generate significant premium growth, they represent just 1 percent of insurance revenues in the income statement, which primarily measure annuity revenues in terms of contract charges.

        Total customer revenues declined steadily over the three years largely due to reinsuring Sunset Life’s insurance in force. Sunset Life’s direct insurance revenues declined 2 percent this year and 5 percent over the past two years. While life insurance premiums, primarily from term policies, remained level over the three years, contract charges, principally from universal life business, declined 2 percent in 2002 and 6 percent versus 2000.

        Net investment income declined 4 percent in 2002 and 7 percent over the past two years. This reflected the historically low yields available for new investments and significant holdings of short-term investments, which represented 11 percent of total investments this year end and 7 percent a year ago. Additionally, realized investment losses equaled $3.0 million this year, $2.3 million last year and $2.4 million in 2000.

        Policy benefits, as a percent of operating revenues, rose from 51.6 percent in 2000 to 55.0 percent in 2001, and then declined to 50.4 percent in 2002, reflecting normal fluctuations in mortality experience. Surrenders of universal life and flexible annuity policies declined steadily over the three years. Although this improvement has little impact on income in the year that it occurs, this is important in that it improves future revenue and profit flows for the segment. The amortization of deferred acquisition costs declined dramatically in 2001 due to the unlocking of assumptions related to the reinsurance transaction discussed above, but then returned to more normal levels in 2002.

        Operating expenses varied dramatically due to litigation costs in late 2001, which increased that year’s expenses $16.3 million. In 2002, $2.3 million of the litigation expense accrued in 2001 was reversed. Excluding the effects of these costs, Sunset Life’s operating expenses declined over the three years due to increased operating efficiency.

        Sunset recorded a net loss of $1.5 million in 2001 due to the legal costs noted above, but recorded net income of $8.9 million in 2000 and $10.5 million in 2002. Profit margins widened this year compared to 2000 due to improved mortality experience and reduced operating expenses relative to revenues.

Old American Insurance Company

        Old American markets final expense coverage to the senior market nationwide through a Planned Production Agency distribution system, offering exclusive sales territories and sales leads to the agents. The Company is challenged to generate these leads in a quantity and of sufficient quality to provide economical leads to the sales agents. Old American produces 5 percent of consolidated sales, 28 percent of customer revenues and one-fifth of consolidated net income.

        Sales improved 3 percent over the past two years as the recruitment of new sales agents rose over that time. Total revenues from customers, including both new and renewal premiums, declined 2 percent in 2001 but remained level in 2002.

        Net investment income rose 1 percent in 2001 and then declined 3 percent in 2002 for the reasons enumerated in the other segments. Short-term investments represented 16 percent of total investments this year-end and 7 percent at last year-end. Realized investment losses equaled $1.9 million and $1.1 million in 2002 and 2000, respectively. Investment gains of $0.7 million were realized in 2001.

        Policy benefits ratios were largely unchanged over the three years as net income rose from $7.0 million in 2000 to $9.1 million in 2001 and then decreased to $7.0 million in 2002. This represented a 1 percent increase over the past two years. Operating income grew 7 percent compared to two years ago, with increased realized investment losses in 2002 accounting for the difference in performance versus net income.

Market and Interest Rate Risk Analysis

        Kansas City Life holds a diversified portfolio of investments that includes cash, bonds, preferred stocks, mortgage-backed securities, commercial mortgages and real estate. Each of these investments is subject, in varying degree, to market risks that can affect their ability to earn a competitive return and the return affects their fair value. A majority of these assets are debt instruments of corporations or U.S. Government Sponsored Enterprises (GSE) and are considered fixed income investments. Thus, the primary market risks affecting the Company are interest rate and credit risks.

        Coupon and dividend income represents the greatest portion of an investment’s total return for most fixed income instruments. The fair market price of such investments is inversely related to market interest rates. As interest rates fall, the coupon and dividend streams of older, higher-paying investments become relatively more valuable than newer, lower-yielding investments. Therefore, the market value of the older, high-paying investments increases. The opposite effect occurs when interest rates rise.

        Interest rates fell during 2002, causing Kansas City Life’s investment portfolio to increase in value. The Federal Reserve Open Market Committee continued its lowering of short-term interest rates to stimulate the economy, which in turn helped the valuations of short-term bonds. Long-term interest rates (10 years and beyond) also declined, increasing the value of long-term bonds. In 2001, the book value of the securities exceeded its fair value by $38.4 million. With the decline in both short-term and long-term rates, fair value exceeded book value by $2.6 million at year’s end.

        Due to the complex nature of interest rate movements and their uneven effects on the value of fixed income investments, the Company uses sophisticated computer programs to help predict changes in the value of the portfolio. Assuming that changes occur equally over the entire term structure of interest rates or yield curve, it is estimated that a 100 basis point increase in rates would translate to a $77.0 million loss of market value for the $2.2 billion securities portfolio. Conversely, a 100 basis point rate decrease translates to a $77.2 million increase in market value. This relationship is generally termed duration, a mathematical measurement of the sensitivity of investment cash flow to small changes in market rates. Convexity, a term that applies to the skew in the securities’ value changes for similar positive or negative changes in interest rates, is relatively flat. This is due to an increased concentration in mortgage-backed securities.

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

        The table below details the nature of expected cash flows from the securities portfolio, including the cash flows from mortgage-backed securities pools and callable corporate bonds and commercial mortgages. Calls and prepayments represent the principal amount expected to return to the Company. Total principal equals invested cash scheduled to return in each year, including maturities, calls, sinking funds and prepayments.

                                                  EXPECTED CASH FLOWS
                                                       (Millions)

                                                                                   There-   Total    Fair
                                        2003     2004    2005    2006     2007     after   Principal Value
--------------------------------------  ----     ----    ----    ----     ----     ------  --------- -----

Corporate bonds currently callable   $    44        1       -       7        8         34       94      93
  Average interest rate                 6.40%   9.48    9.55   12.05     6.77       9.79     9.95
Mortgage-backed securities and CMO's     280       93      68      44       33         81      599     592
  Average interest rate                 5.40%   6.27    6.17    6.22     6.25       6.97     5.98
All other securities                     244       65     100      77       81        930    1 497   1 479
  Average interest rate                 5.67%   8.37    8.33   10.31     7.90       7.56     7.64
     Securities                          568      159     168     128      122      1 045    2 190   2 164
        Average interest rate           5.59%   7.15    7.45    9.00     7.38       7.59     7.29

Commercial mortgages                     182       67      82      67       35         39      472     500
  Average interest rate                 7.94%   7.30    8.09    7.73     7.53       7.67     7.71
     Total                           $   750      226     250     195      157      1 084    2 662   2 664
       Average interest rate            6.16%   7.19    7.66    8.56     7.41       7.59     7.36

The table shows expected cash flows from principal repayments of bonds in the form of maturities, calls, sinking funds and prepayments as well as principal repayments of commercial mortgages.

        The majority of the Company’s investments are exposed to varying degrees of credit risk—the risk that the value of the investment may decline due to deterioration in the financial strength of the issuer, and that the timely payment of principal or interest might not occur.

        Over the past three years, credit defaults in the marketplace have increased significantly. The increase in the default rate may be attributed to several factors, including the economic slowdown experienced by the U.S. economy the past two years, the increased use of leverage by corporate issuers, fraud, and adverse legal judgments against corporations, among others. A default by a rated issuer usually involves some loss of principal to the investor as evidenced by the writedowns taken by the Company identified in the table on page 15. Such loss can be mitigated by timely sales of affected securities or by active involvement in a restructuring process, which preserves the value of the underlying entity. However, there can be no assurance that the efforts of an investor will lead to favorable outcomes in a bankruptcy or restructuring.

        The Company mitigates this risk by diversifying the investment portfolio across a broad range of issuers, invest ment sectors and security types, by limiting the amount that it invests in any particular entity and by investing substantial amounts of the portfolio in instruments carrying a security lien against tangible asset collateral. Pledged collateral that retains its value increases bondholder recovery amounts in the case of bankruptcy or restructuring. With the exception of certain GSE’s, there is no exposure to any single issuer greater than one percent of assets on a book value basis. Further, risks are mitigated on large single issuer investments by purchasing securities that are collateralized with liens against tangible property or by purchasing obligations of separate, distinct operating subsidiaries of a corporate group.

        Kansas City Life currently owns $82.6 million of foreign bonds. Since these are denominated in U.S. dollars, there is no direct exposure to foreign currency risk. There is an indirect exposure to exchange markets to the extent that the issuers of these securities do not have natural revenue streams in U.S. dollars and must obtain dollars through the exchange markets to fully fund their obligations. There is no foreign exposure in the Company’s mortgage or real estate holdings.

        As interest rates rise, policyholders become more likely to surrender policies or to borrow against cash values, often to meet sudden needs in an inflationary environment or to invest in higher yielding opportunities elsewhere. This risk of disintermediation may force the Company to liquidate parts of its portfolio at a time when the fair market value of fixed income investments is falling. If interest rates fall, the Company may also be forced to invest new cash receipts at levels below the minimum guaranteed rates payable to policyholders, eroding profit margins. Due to its strong cash flow, the Company can usually adapt to small sudden changes in interest rates, or even large changes that occur over longer periods of time. Cash flow may increase or decrease over the course of the business cycle, and the Company also takes steps to ensure that adequate liquidity is available to meet obligations in a timely manner. To this end, the Company maintains lines of credit with commercial banks and other short-term borrowing arrangements with financial institutions.

        The Company has rarely used derivatives due to a number of factors, including pricing, liquidity, and the net value to the Company’s business position. The Company does not trade derivatives for speculative purposes, and only enters into derivatives contracts to hedge a specific, identifiable risk for a specific period of time under specific conditions.

Changes in Accounting Standards

        Statement of Financial Accounting Standards (FAS) No. 141, “Business Combinations,” and FAS No. 142, “Goodwill and Other Intangible Assets,” were adopted by the Company on January 1, 2002, and did not have a significant impact on Kansas City Life’s reported results. These Standards impact the accounting for business combinations and for the purchased goodwill and other intangible assets that arise from those combinations or are otherwise acquired. The purchase method of accounting is mandated and positive goodwill is no longer amortized annually. Instead it is tested for impairment annually and written off only to the extent that it is determined to be impaired. Unallocated negative goodwill is to be recognized immediately as an extraordinary gain.

        FAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” addresses an array of topics from leases to extinguishing debt. The Company will adopt this Standard on January 1, 2003, but it is not expected to have a significant impact on reported results.

        All other Standards and Interpretations of those Standards issued during 2002 did not relate to accounting policies and procedures pertinent to Kansas City Life at this time.

Critical Accounting Policies

        Accounting principles generally accepted in the United States (GAAP) require management to make certain estimates and assumptions affecting the amounts reported in the financial statements and the accompanying notes. As such, the Company combines its actual experience with selected estimates in preparing its financial statements. The calculations used to estimate various components in the financial statements are necessarily complex and involve large amounts of data. Assumptions and estimates involve careful judgment and, by their nature, may be subject to revision over time.

        The calculation of life insurance policy reserves is dependent upon estimates of future events. These estimates require judgments based upon the Company’s past experience and estimates and assumptions concerning future mortality, persistency and interest rates. At any given time, earnings variability may result from changes in actual experience in mortality, expense and interest margins, as well as changes in estimates of future experience.

        Policy acquisition costs, principally agent commissions and other selling, selection and issue costs, which vary with and are directly related to the production of insurance revenues, are capitalized as incurred. These deferred costs are then amortized in proportion to future premium revenues or the expected future profits of the business, depending upon the type of product. Profit expectations are based upon estimates of future interest spreads, mortality margins, operating expenses and policy persistency experience. These estimates involve judgment and are compared to actual experience on an ongoing basis. If it is determined that the assumptions related to the profit expectations for interest sensitive and variable products should be revised, the impact of the change is reported in the current period’s income.

        The Company’s securities, which are all classified as available for sale, are carried at their fair value in the Company’s balance sheet. These fair values are obtained from a variety of external sources. As a part of this process, the Company regularly evaluates the quality of the portfolio. In the normal course of business there will be securities that suffer market price deterioration due to a wide variety of factors. To the extent that management believes that these fluctuations represent other than temporary declines in value, or that it is more likely than not that all of the contractual cash flows will not be received, the security’s value is written down by charging a realized investment loss against income.

Liquidity and Capital Resources

        Life insurance companies serve as providers of investment capital in the nation’s economy. As such, life insurers generally have few liquidity concerns, especially in a low interest rate environment, as is currently the situation. Reflecting this, Kansas City Life generated $53.7 million in operating funds each year, on average, over the past three years. The Company placed $2.6 billion in new investments over the three years, an average of $866.7 million annually. This information excludes net proceeds from the variable line of business. These proceeds are largely partitioned into separate accounts and are not held in the Company’s general investments since the policyholders rather than the Company assume the underlying investment risks. Asset and liability maturities and yields are matched and cash flow testing is performed to ensure sufficient interest spreads are earned, exposure to changing interest rates is minimized and that funds will be available as needed to meet future policyholder obligations.

        Kansas City Life borrowed funds over the past three years principally in support of investment strategies. The Company has $60.0 million in unsecured revolving credit loan agreements as well as reverse repurchase agreements with banks and institutional counter-parties for liquidity purposes. Kansas City Life also has added borrowing capacity through its membership affiliation with the Federal Home Loan Bank. At year’s end, outstanding balances under this agreement totaled $95.0 million in maturities of less than one year. The Company has the capacity to add $84.7 million in borrowings with no additional capital commitment.

        Kansas City Life’s statutory equity exceeds the minimum capital deemed necessary to support its insurance business, as determined by the risk based capital calculations and guidelines established by the National Association of Insurance Commissioners. The maximum stockholder dividends that can be paid out of this capital in 2003 without prior approval of the Missouri Director of Insurance are $24.2 million.

        Stockholder equity per share, or book value, equaled $49.81 this year-end, a 6 percent increase for the year. Book value, excluding the effects of unrealized investment gains and losses, equaled $49.69 a share, 1 percent greater than the prior year. The stock repurchase program was extended by the Board of Directors through 2003 to permit the purchase of up to one million of the Company’s shares on the open market, which would represent 8 percent of the shares currently outstanding. No shares were purchased under this program this year.

CONSOLIDATED INCOME STATEMENT
(Thousands, except per share data and parenthetical comments)

                                                                          2002             2001            2000
------------------------------------------------------------------        ----             ----            ----
REVENUES
Insurance revenues:
  Premiums and contract charges                                     $    290,468          287,435         292,264
  Reinsurance ceded                                                      (43,223)         (36,295)        (38,645)
    Net insurance revenues                                               247,245          251,140         253,619
Investment revenues:
  Investment income, net                                                 193,308          202,374         207,135
  Realized losses, net                                                   (18,240)         (15,748)         (3,871)
Other                                                                     17,918           13,923          16,024

      TOTAL REVENUES                                                     440,231          451,689         472,907

BENEFITS AND EXPENSES
Policyholder benefits, net of reinsurance ceded ($34,678,000;
   $32,996,000 - 2001; $43,320,000 - 2000)                               278,071          275,645         276,840
Amortization of deferred acquisition costs                                23,813           27,765          26,828
Insurance operating expenses, net of commissions ceded
$4,847,000; $6,899,000 - 2001; $5,960,000 - 2000)                        100,526          116,739         100,735

TOTAL BENEFITS AND EXPENSES                                              402,410          420,149         404,403

Income before Federal income taxes                                        37,821           31,540          68,504

Federal income taxes:
  Current                                                                 (5,019)           9,116          15,633
  Deferred                                                                11,291           (7,498)          3,788

                                                                           6,272            1,618          19,421

NET INCOME                                                          $     31,549           29,922          49,083

Basic and diluted earnings per share:
  Net income                                                               $2.63             2.49            4.08

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

                                                                                       2002                2001
-------------------------------------------------------------------------              ----                ----
ASSETS
Investments:
  Available for sale:
    Fixed maturities, at fair value (amortized cost $2,137,667,000;
     $2,098,175,000 - 2001)                                                     $    2,141,439           2,062,193
    Equity securities, at fair value
     (cost $58,728,000; $70,159,000 - 2001)                                             57,587              67,759
  Mortgage loans, net                                                                  463,150             439,546
  Real estate, net                                                                      66,751              61,777
  Real estate joint ventures                                                            26,257              33,320
  Policy loans                                                                         108,551             112,995
  Short-term investments                                                               186,770             127,984
  Other investments                                                                      4,484               4,548

     TOTAL INVESTMENTS                                                               3,054,989           2,910,122
Cash                                                                                     2,532               4,365
Accrued investment income                                                               36,465              37,457
Receivables, net                                                                         6,850               4,532
Property and equipment, net                                                             36,013              19,013
Deferred acquisition costs                                                             246,286             243,606
Value of purchased insurance in force                                                   75,322              80,361
Reinsurance recoverables                                                               140,214             141,141
Deferred income taxes                                                                        -               7,591
Other assets                                                                            11,714              11,118
Separate account assets                                                                244,862             305,283

                                                                                $    3,855,247           3,764,589
LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                                                                $      777,091             772,224
  Accident and health                                                                   42,036              43,725
Accumulated contract values                                                          1,758,330           1,640,081
Policy and contract claims                                                              28,906              34,969
Other policyholders' funds:
  Dividend and coupon accumulations                                                     61,692              61,579
  Other                                                                                 60,050              68,309
Notes payable                                                                           97,241              96,779
Current income taxes payable                                                             1,902              11,652
Deferred income taxes                                                                   13 637                   -
Other liabilities                                                                      172,003             164,304
Separate account liabilities                                                           244,862             305,283
     TOTAL LIABILITIES                                                               3,257,750           3,198,905
Stockholders' equity:
  Common stock, par value $1.25 per share
    Authorized 36,000,000 shares, issued 18,496,680 shares                              23,121              23,121
  Paid in capital                                                                       22,605              21,744
  Retained earnings                                                                    686,847             668,255
  Accumulated other comprehensive loss, net of tax                                     (24,437)            (38,806)
  Less treasury stock, at cost (6,500,497 shares; 6,470,052 shares - 2001)            (110,639)           (108,630)
     TOTAL STOCKHOLDERS' EQUITY                                                        597,497             565,684
                                                                                $    3,855,247           3,764,589

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                          2002            2001              2000
---------------------------------------------------------------           ----            ----              ----

COMMON STOCK, beginning and end of year                           $       23,121          23,121            23,121

PAID IN CAPITAL:
  Beginning of year                                                       21,744          20,109            18,498
  Excess of proceeds over cost of treasury stock sold                        861           1,635             1,611

  End of year                                                             22,605          21,744            20,109

RETAINED EARNINGS:
  Beginning of year                                                      668,255         651,324           614,278
  Net income                                                              31,549          29,922            49,083
  Other comprehensive income:
    Unrealized gains on securities, net of tax                            25,519          19,679              9,581
    Increase in unfunded pension liability, net of tax                   (11,150)         (3,205)            (5,766)
  Comprehensive income                                                    45,918          46,396             52,898
  Transfer other comprehensive income to
    accumulated other comprehensive loss                                 (14,369)        (16,474)            (3,815)
  Stockholder dividends of $1.08 per share
    ($1.08 - 2001; $1.00 - 2000)                                         (12,957)        (12,991)           (12,037)

  End of year                                                            686,847         668,255            651,324

ACCUMULATED OTHER COMPREHENSIVE LOSS:
  Beginning of year                                                      (38,806)        (55,280)           (59,095)
  Other comprehensive income                                              14,369          16,474              3,815

  End of year                                                            (24,437)        (38,806)           (55,280)

TREASURY STOCK, at cost:
  Beginning of year                                                     (108,630)       (107,020)          (102,997)
  Cost of 67,470 shares acquired
    (71,054 shares - 2001; 174,550 shares - 2000)                         (2,535)         (2,692)            (5,600)
  Cost of 37,025 shares sold
    (76,205 shares - 2001; 111,085 shares - 2000)                            526           1,082              1,577

  End of year                                                           (110,639)       (108,630)          (107,020)

TOTAL STOCKHOLDERS' EQUITY                                        $      597,497         565,684            532,254

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          2002             2001             2000
--------- ------------------------------------------------------          ----             ----             ----

OPERATING ACTIVITIES
Net income                                                        $       31,549          29,922            49,083
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium (discount), net                      (641)            601             4,867
    Depreciation                                                           5,916           5,181             6,093
    Policy acquisition costs capitalized                                 (27,868)        (27,916)          (35,775)
    Amortization of deferred acquisition costs                            23,813          27,765            26,828
    Amortization of purchased insurance in force                           5,039           7,472             7,803
    Realized investment losses                                            18,240          15,748             3,871)
    Changes in assets and liabilities:
     Legal settlement liability                                          (16,965)         16,295             1 230
     Future policy benefits                                                3,178          (1,337)           (8,270)
     Accumulated contract values                                          11,921           1,986)           (8,246)
     Income taxes payable and deferred                                    (2,271)         (4,036)             (804)
     Drafts outstanding                                                        -         (13 476)           13,476)
    Other, net                                                            (6,738)         (8,753)            6,264
    NET CASH PROVIDED                                                     45,173          49,452            66,420

INVESTING ACTIVITIES
Purchases of security investments available for sale:
  Fixed maturities                                                      (788,919)       (884,654)         (415,189)
  Equity securities                                                       (5,598)         (5,116)          (22,134)
Purchases of fixed maturities held to maturity                                 -               -            (3,304)
Sales of security investments available for sale                         369,361         678,423           393,934
Maturities and principal paydowns
  of security investments available for sale:
    Fixed maturities                                                     364,984         187,673           115,557
    Equity securities                                                      6,925          16,088            19,251
Maturities of fixed maturities held to maturity                                -               -            24,539
Purchases of other investments                                          (149,627)       (185,392)         (136,114)
Sales, maturities and paydowns of other investments                       79,805          51,215            53,990
Net additions to property and equipment                                  (21,029)         (1,878)           (2,833)
Disposition of group insurance blocks, net cash paid                           -          (4,000)                -
    NET CASH PROVIDED (USED)                                            (144,098)       (147,641)           27,697

FINANCING ACTIVITIES
Proceeds from borrowings                                                  59,562         102,589            58,445
Repayment of borrowings                                                  (59,100)        (47,330)          (86,425)
Policyholder contract deposits                                           213,898         148,930           137,901
Withdrawals of policyholder contract deposits                           (107,572)       (130,722)         (198,474)
Change in other deposits                                                   4,409          28,662               (79)
Cash dividends to stockholders                                           (12,957)        (12,991)          (12,037)
Disposition (acquisition) of treasury stock, net                          (1,148)             25            (2,412)
    NET CASH PROVIDED (USED)                                              97,092          89,163          (103,081)

Decrease in cash                                                          (1,833)         (9,026)           (8,964)
Cash at beginning of year                                                  4,365          13,391            22,355

    CASH AT END OF YEAR                                           $        2,532           4,365            13,391

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization

Kansas City Life Insurance Company is a Missouri domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed primarily through numerous general agencies. The Company’s new business activities have been concentrated in interest sensitive and variable products in recent years.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries, principally Sunset Life Insurance Company of America (Sunset Life) and Old American Insurance Company (Old American). Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year’s presentation. GAAP requires management to make certain estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

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

Liabilities for universal life and flexible annuity products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 3.00 percent to 7.25 percent (3.00 percent to 7.25 percent - 2001; 4.00 percent to 6.75 percent - 2000).

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

Value of Purchased Insurance in Force

The value of purchased insurance in force arising from the acquisition of a life insurance subsidiary and a block of life insurance business is being amortized in proportion to projected future premium revenues or estimated gross profits. Such amortization is included in insurance operating expenses. If these projections should change, the amortization is adjusted prospectively. The Company regularly assesses the recoverability of its intangible assets through an analysis of expected future cash flows. This asset was increased $7,096,000 ($7,796,000 - 2001; $8,523,000 - 2000) for accrual of interest and reduced $14,252,000 ($15,268,000 - 2001; $16,326,000 - 2000) for amortization. The increase for accrual of interest for the life insurance subsidiary was calculated using a 13.0 percent interest rate for the life block and a 7.0 percent rate for the accident and health block and, on the acquired block, a 7.0 percent interest rate on the traditional life portion and a 5.4 percent rate on the interest sensitive portion. Total accumulated accrual of interest and amortization equal $77,834,000 and $128,545,000, respectively. The value of purchased insurance in force is adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities. Based upon current conditions and assumptions as to future events, the Company expects that the amortization will be between 7 and 10 percent of the asset’s current carrying amount in each of the next five years.

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

Participating Policies

Participating business at year end approximates 8 percent of statutory premiums and 10 percent of the life insurance in force. The amount of dividends to be paid is determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend scales contemplated at the time the policies were issued. Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

Reinsurance

In the normal course of business, the Company cedes risks to other insurers in order to protect the Company against adverse fluctuations in mortality experience. The Company also assumes other companies’ business. Reinsurance is affected on individual risks and through various pooling arrangements. Business is reinsured primarily through yearly renewable term and coinsurance agreements. Under yearly renewable term the Company purchases one-year term insurance from the reinsurer. The reinsurer reimburses claims paid related to this coverage. Under coinsurance the reinsurer receives a proportionate share of the premiums less applicable commissions and is liable for a corresponding share of policy benefits. The Company remains contingently liable if the reinsurer should be unable to meet obligations assumed under the reinsurance contract.

Investments

Short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments to deferred acquisition costs and the value of purchased insurance in force, and are included in accumulated other comprehensive income. The Company reviews and analyzes its securities on an ongoing basis. Based upon these analyses, specific securities’ values are written down to expected realizable values through earnings as a realized investment loss if the security’s impairment in value is considered to be other than temporary which occurs mainly when it is more likely than not that all of the contractual cash flows will not be received. Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for probable losses. A loan is considered impaired if it is probable that contractual amounts due will not be collected. An allowance for probable impairment losses is based upon the loan’s market price, or the fair value of the underlying collateral on a net realizable basis. Loans in foreclosure and loans considered to be impaired are placed on a non-accrual status. Real estate is carried at depreciated cost. Real estate joint ventures are valued at cost adjusted for the Company’s equity in earnings since acquisition. Policy loans are carried at cost less payments received. Premiums and discounts on fixed maturity securities are amortized over the life of the related security as an adjustment to yield using the effective interest method. Realized gains and losses on disposals and write-downs of investments, determined by the specific identification method, are included in investment revenues.

Federal Income Taxes

Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Share

Due to the Company’s capital structure and lack of other potentially dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods reported. The weighted average number of shares outstanding during the year was11,997,733 shares (12,027,241 shares - 2001; 12,033,725 shares - 2000). The number of shares outstanding at year end was 11,996,183 (12,026,628 - 2001).

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss) which includes unrealized gains or losses on securities available for sale and unfunded pension liabilities, as shown below.

                                                  Unrealized     Unfunded
                                                Gain (Loss)        Pension
                                                on Securities      Liability     Total
                                                -------------      ---------     -----

2002:
Unrealized holding gains
  arising during the year                     $     14,542                -      14,542
Less:  Realized losses included
            in net income                          (26,471)               -     (26,471)
Net unrealized gains                                41,013                -      41,013
Increase in unfunded
  pension liability                                      -          (17,154)    (17,154)
Effect on deferred
  acquisition costs                                 (1,745)               -      (1,745)
Deferred income taxes                              (13,749)           6,004      (7,745)
Other comprehensive
  income (loss)                               $     25,519          (11,150)     14,369

2001:
Unrealized holding gains
  arising during the year                     $     13,972                -      13,972
Less:  Realized losses included
            in net income                          (18,404)               -     (18,404)
Net unrealized gains                                32,376                -      32,376
Increase in unfunded
  pension liability                                      -           (4,931)     (4,931)
Effect on deferred
  acquisition costs                                 (2,113)               -      (2,113)
Deferred income taxes                              (10,584)           1,726      (8,858)
Other comprehensive
  income (loss)                               $     19,679           (3,205)     16,474

2000:
Unrealized holding gains
  arising during the year                     $      9,422                -       9,422
Less:  Realized losses included
            in net income                           (6,467)               -      (6,467)
Net unrealized gains                                15,889                -      15,889
Increase in unfunded
  pension liability                                      -           (8,871)     (8,871)
Effect on deferred
  acquisition costs                                 (1,145)               -      (1,145)
Deferred income taxes                               (5,163)           3,105      (2,058)
Other comprehensive
  income (loss)                               $      9,581           (5,766)      3,815

The accumulated balances related to each component of accumulated other comprehensive loss follow.

                             Unrealized    Unfunded
                             Gain (Loss)   Pension
                            on Securities  Liability   Total
--------------------------------------------------------------

2001:
Beginning of year           $ (43,798)     (11,482)   (55,280)
Other comprehensive
   income (loss)               19,679       (3,205)    16,474

End of year                   (24,119)     (14,687)   (38,806)

2002:
Other comprehensive
   income (loss)               25,519      (11,150)    14,369

End of year                 $   1,400      (25,837)   (24,437)

STATUTORY INFORMATION and
     STOCKHOLDER DIVIDENDS RESTRICTION

The Company’s earnings, unassigned surplus (retained earnings) and stockholders’ equity, on the statutory basis used to report to regulatory authorities, follow.

                                2002      2001     2000
----------------------------------------------------------

Net gain from operations    $  20,280    42,097    45,730
Net income                     14,779    23,476    42,265
Unassigned surplus
    at December 31            306,845   329,972   311,804
Stockholders' equity
    at December 31            241,933   266,208   248,014

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders’ equity at the end of the preceding year. The maximum payable in 2003 without prior approval is $24,193,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of $19,000,000 ($18,000,000 - 2001; $18,000,000 - 2000).

REINSURANCE

                                 2002      2001      2000
---------------------------------------------------------
Life insurance in force (in millions):
    Direct                    $  24,133   24,019    24,120
    Ceded                       (10,224)  (7,144)   (6,514)
    Assumed                       2,458    2,626     2,818

        Net                   $  16,367   19,501    20,424

Premiums:
Life insurance:
    Direct                    $ 123,925  123,894   121,606
    Ceded                       (37,773) (30,869)  (28,516)
    Assumed                       5,018    4,934     6,105

        Net                   $  91,170   97,959    99,195

 Accident and health:
    Direct                    $  56,003   51,237    54,769
    Ceded                        (5,450)  (5,426)  (10,128)
    Assumed                           1        -         -
        Net                   $  50,554   45,811    44,641

Contract charges arise generally from directly issued interest sensitive and variable products. However contract charges also arise from a block of business assumed during 1997 as described below.

Old American has a coinsurance agreement that reinsures certain whole life policies issued by Old American prior to December 1, 1986. These policies had a face value of $85.5 million as of this year end. The reserve for future policy benefits ceded under this agreement was $39,181,000 ($41,785,000 - 2001).

Kansas City Life acquired a block of traditional life and universal life-type products in 1997. As of this year end, the block had $2.4 billion of life insurance in force ($2.6 billion - 2001). The block generated life insurance premiums of $4,058,000 ($4,628,000 - 2001). The Company ceded $5.6 million of group life waiver of premium reserves in 2001.

Sunset Life entered into a yearly renewable term reinsurance agreement January 1, 2002, whereby it ceded 80 percent of its retained mortality risk on traditional and universal life policies. The insurance in force ceded approximates $2.7 billion ($3.1 billion - 2001) and premiums totaled $7,786,000.

The maximum retention on any one life is $350,000 for ordinary life plans and $100,000 for group coverage. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts. Reinsurers’ solvency is reviewed annually.

NOTES PAYABLE

                                                2002      2001
-------------------------------------------------------------------
Federal Home Loan Bank loans with
  various maturities and a weighted
  average variable interest rate,
  currently 2.00 percent, secured
  by mortgage-backed securities
  totaling $108,265,000                     $  95,000    95,000

Overnight federal funds, with a
  daily maturity, an interest rate
  of 1.28 percent, secured by
  specified securities totaling $6,452,000      1,033     1,049

Real estate loan due December 2010,
  with an interest rate of 7.50 percent,
  secured by the property                         703       730

Construction loan related to an
  investment property due July 2003,
  with an interest rate of 8.00 percent,
  forgiven in total if certain construction
  terms are met by July 2003                      505         -
                                            $  97,241    96,779

As a member of the Federal Home Loan Bank (FHLB) with a capital investment of $8,983,000, the Company has the ability to borrow up to twenty times its capital investment, or $179,656,000, from the FHLB when collateralized. The Company earned a 3.00 percent average rate on the capital investment in the FHLB for 2002.

The Company has an unsecured revolving credit loan agreement with Commerce Bank providing a $20,000,000 line of credit with a variable interest rate, currently 1.95 percent. The Company also has an unsecured revolving credit loan agreement with UMB Bank providing a $40,000,000 line of credit with a variable interest rate, currently 1.95 percent.

With the exception of the real estate and construction loans, all borrowings are used to enhance investment strategies. Interest paid on all borrowings equaled $2,325,000 ($3,975,000 - 2001; $2,146,000 - 2000).

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

Fair values for liabilities under investment-type insurance contracts, included with accumulated contract values for flexible annuities and with other policyholder funds for supplementary contracts without life contingencies, are estimated to be their cash surrender values.

Fair values for the Company’s insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with insurance liabilities.

In regards to bank deposits, the fair value of checking, savings and money market accounts is the amount payable on demand. The fair value of fixed maturity certificate accounts is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts and fair values of the financial instruments follow.

                                    2002                      2001

                            Carrying     Fair           Carrying    Fair
                             Amount      Value           Amount     Value
-----------------------------------------------------------------------------
Investments:
  Securities available
    for sale               $2,199,026  2,199,026       2,129,952  2,129,952
  Mortgage loans              463,150    499,935         439,546    448,338
Liabilities:
  Individual and
    group annuities        $  733,039    715,696         677,597    662,116
  Bank deposits                56,052     56,367          45,025     45,055
  Supplementary
    contracts without
    life contingencies         18,913     18,913          18,917     18,917

The following Investments Note provides further details regarding the investments above.

INVESTMENTS

Investment Revenues

Major categories of investment revenues are summarized as follows.

                              2002        2001       2000
---------------------------------------------------------
Investment income:
    Fixed maturities      $  141,242    147,610     156,117
    Equity securities          2,479      7,533       9,678
   Mortgage loans             35,559    33,343       29,478
    Real estate               12,002     10,735      10,563
    Policy loans               7,502      7,818       7,852
    Short-term                 5,187      4,649       3,025
    Other                      4,746      5,883       3,914
                             208,717    217,571     220,627
Less investment expenses     (15,409)   (15,197)    (13,492)

                          $  193,308    202,374     207,135

Realized gains (losses):
    Fixed maturities      $  (25,640)   (15,956)   (12,614)
    Equity securities           (831)  (2,448)          517
    Mortgage loans              (570)         -       2,970
    Real estate                8,431      2,048       4,316
    Other                        370        608         940

                          $  (18,240)   (15,748)     (3,871)

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities
follow.
                              2002        2001       2000
---------------------------------------------------------

Available for sale:
  End of year             $   2,631     (38,382)    (70,758)
  Effect on deferred
    acquisition costs          (477)      1,268       3,381
  Deferred income taxes        (754)     12,995      23,579

                          $   1,400     (24,119)    (43,798)

  Increase (decrease) in
    net unrealized gains
    during the year:
      Fixed maturities    $  24,736     17,129       9,697
      Equity securities         783      2,550        (116)

                          $  25,519     19,679       9,581

Held to maturity:
  End of year             $       -          -        (109)

  Increase (decrease) in
    net unrealized gains
    during the year       $       -        109        (73)

Securities
The amortized cost and fair value of investments in securities at this year end follow.

                                      Gross
                      Amortized     Unrealized       Fair
                         Cost     Gains   Losses     Value
----------------------------------------------------------
Available for sale:
Bonds:
  U.S. government  $    53,838    4,816       60     58,594
  Public utility       250,330    8,974   17,969    241,335
  Corporate          1,099,806   57,550   69,582  1,087,774
  Mortgage-backed      704,359   26,782    7,844    723,297
  Other                 29,224    1,197       89     30,332
Redeemable
  preferred stocks         110        -        3        107

Fixed maturities     2,137,667   99,319   95,547  2,141,439
Equity securities       58,728      795    1,936     57,587

                   $ 2,196,395  100,114   97,483  2,199,026

The amortized cost and fair value of investments in securities at last year end follow.

                                       Gross
                      Amortized     Unrealized       Fair
                         Cost     Gains   Losses     Value
----------------------------------------------------------
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

The Company held two non-income producing fixed maturity securities at this year end with a statement value of $9,407,000. One of the securities, with a statement value of $5,407,000, was brought current in January 2003.

The distribution of the fixed maturity securities' contractual maturities at this year end follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                       Amortized     Fair
                                         Cost        Value
                                         ----        -----
Available for sale:
Due in one year or less             $   108,518     108,301
Due after one year through five years   248,643     254,800
Due after five years through ten years  375,860     381,613
Due after ten years                     700,287     673,428
Mortgage-backed bonds                   704,359     723,297

                                    $ 2,137,667   2,141,439

Sales of investments in securities available for sale, excluding normal maturities and calls, follow.

                                  2002      2001      2000
                                  ----      ----      ----

Proceeds                      $ 369,361   678,423   393,934
Gross realized gains              9,809    17,971     7,292
Gross realized losses            19,216    16,132    13,541

The Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

No material derivative financial instruments are employed.

The Company is exposed to risk that issuers of securities owned by the Company will default, or that interest rates will change and cause a decrease in the value of its investments. With mortgage-backed securities, the Company is also exposed to prepayment risk. As interest rates decline, the rate at which these securities pay down principal will generally increase. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its investment securities with the anticipated payouts of its liabilities.

Mortgage Loans

All mortgage loans are income producing, as they were last year. Mortgage loans are carried net of a valuation reserve of $4,600,000 ($4,030,000 - 2001).

The mortgage portfolio is diversified geographically and by property type as follows.

                                       2002                   2001
                                       ----                   ----
                              Carrying      Fair      Carrying      Fair
                               Amount      Value       Amount      Value
                               ------      -----       ------      -----
Geographic region:
  East north central        $  34,700      37,325      34,011     33,169
  Mountain                     79,657      85,874      75,771     77,646
  Pacific                     148,696     161,520     153,791    156,678
  West south central           83,195      90,455      66,811     69,535
  West north central           80,023      85,136      82,118     84,031
  Other                        41,479      44,225      31,074     31,309
  Valuation reserve            (4,600)     (4,600)     (4,030)    (4,030)
                            $ 463,150     499,935     439,546    448,338

Property type:
  Industrial                $ 283,217     306,170     281,786    285,614
  Retail                       12,167      13,321      15,566     16,422
  Office                      135,379     146,631     121,056    124,458
  Other                        36,987      38,413      25,168     25,874
  Valuation reserve            (4,600)     (4,600)     (4,030)    (4,030)
                            $ 463,150     499,935     439,546    448,338

The Company has commitments which expire in 2003 to originate mortgage loans of $13,615,000.

No mortgage loans were foreclosed upon and transferred to real estate investments during the past two years.

Three mortgage loans were acquired in the sale of real estate during the year for $6,085,000 ($875,000 - 2001).

Real Estate

Detail concerning the Company's real estate investments follows.

                                          2002       2001
                                          ----       ----
Penntower office building, at cost:
    Land                              $   1,106      1,106
    Building                             19,173     18,741
    Less accumulated depreciation       (12,523)   (12,027)
Foreclosed real estate, at lower of
    cost or net realizable value              -      1,900
Other investment properties, at cost:
    Land                                 15,302     15,449
    Buildings                            59,793     51,965
    Less accumulated depreciation       (16,100)   (15,357)

                                      $  66,751     61,777

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance, if necessary, to reflect net realizable value. No such allowance was needed at either year end.

The Company held non-income producing real estate equaling $14,598,000 ($9,735,000 - 2001) consisting of properties under development.

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

Noncontributory defined contribution retirement plans for general agents and eligible sales agents provide supplemental payments based upon earned agency first year individual life and annuity commissions. Contributions to these plans were $132,000 ($162,000 - 2001; $143,000 -2000). Noncontributory deferred compensation plans for eligible agents based upon earned first year commissions is also offered. Contributions to these plans were $711,000 ($639,000 - 2001; $583,000 - 2000).

Savings plans for eligible employees and agents match employee contributions up to 6 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plan were $1,452,000 ($1,459,000 - 2001; $1,425,000 - 2000). The Company may contribute an additional profit sharing amount up to 4 percent of salary depending upon corporate profits. The Company made no profit sharing contribution this year (none - 2001; $1,098,000 - 2000).

A noncontributory trusteed employee stock ownership plan covers substantially all salaried employees. No contributions have been made to this plan since 1992.

                                                  Pension Benefits                Other Benefits
                                               2002           2001             2002          2001
--------------------------------------------------- ---------------------------------------------

Accumulated benefit obligation             $ 110,263         103,655              -             -

Change in plan assets:
Fair value of plan assets at
  beginning of year                       $   87,696          87,441          1,457         1,436
Return on plan assets                         (2,351)          3,814             75            77
Company contributions                          8,520           2,605              -             -
Benefits paid                                (11,471)         (6,164)          (142)          (56)

  Fair value of plan assets at
    end of year                           $   82,394          87,696          1,390         1,457

Change in projected benefit obligation:
Benefit obligation at beginning of year    $ 107,672         102,089         19,559        16,326
Service cost                                   2,223           1,940            676           708
Interest cost                                  7,564           7,442          1,423         1,345
Net loss from past experience                  8,629           2,365          4,246         1,762
Benefits paid                                (11,471)         (6,164)          (829)         (582)
      Benefit obligation at end of year    $ 114,617         107,672         25,075        19,559

Plan underfunding                          $ (32,223)        (19,976)       (23,685)      (18,102)
Unrecognized net loss                         49,309          32,570          4,672           408
Unreco*gnized prior service cost              (5,205)         (5,852)             -             -
Unrecognized net transition asset                   -           (105)             -             -

  Prepaid (accrued) benefit cost           $  11,881           6,637        (19,013)      (17,694)

Amounts recognized in the
  consolidated balance sheet:
Accrued benefit liability                  $ (27,868)        (15,959)       (19,013)      (17,694)
Accumulated other comprehensive income        39,749          22,596              -             -

  Net amount recognized                    $  11,881           6,637        (19,013)      (17,694)

Weighted average assumptions:
Discount rate                                   6.25            7.25           6.25          7.25
Expected return on plan assets                  8.50            8.50           5.50          5.50
Rate of compensation increase                   4.50            4.50              -             -

The assumed growth rate of health care costs has a significant effect on the amounts reported as the table below demonstrates.

                                               One Percentage Point
                                            Change in the Growth Rate
                                            Increase         Decrease
                                            --------         --------

Service and interest cost components       $      445           (341)
Postretirement benefit obligation               4,944         (3,822)

The components of the net periodic benefits cost follow.

                                              Pension Benefits                   Other Benefits
                                        2002      2001       2000         2002      2001       2000
---------------------------------------------------------------------------------------------- ----

Service cost                         $ 2,223     1,940      1,912           676       708       530
Interest cost                          7,564     7,442      7,365         1,423     1,345     1,144
Expected return on plan assets        (7,467)   (7,252)    (7,211)          (80)      (79)      (78)
Amortization of:
  Unrecognized net (gain) loss         1,708     1,523      1,687           (12)      (24)      (20)
  Unrecognized prior service cost       (647)     (647)      (647)            -         -         -
  Unrecognized net transition asset     (105)     (206)      (206)            -         -         -
Net periodic benefits cost           $ 3,276     2,800      2,900         2,007     1,950     1,576

For measurement purposes, a 9.0 percent annual increase in the per capita cost of covered health care benefits was assumed to decrease gradually to 5 percent in 2010 and thereafter.

SEGMENT INFORMATION

                                               Kansas City Life          Sunset         Old
                                            Individual     Group           Life       American      Total
---------------------------------------------------------------------------------------------------------
2002:
Revenues from customers                   $   112,153      61,264        18,809        72,937      265,163
Investment income, net                        144,611         390        32,147        16,160      193,308
Segment income (loss)                          15,629      (1,610)        10,492        7,038       31,549
Other significant noncash items:
  Increase in policy reserves                  61,184          219       19,251         4,777       85,431
  Amortization of deferred
    acquisition costs                          11,100           -         4,118         8,595       23,813
  Amortization of the value of
    purchased insurance in force                3,832           -             -         3,324        7,156
Interest expense                                1,787           -             -           565        2,352
Income tax expense (benefit)                    2,321        (690)         1,073        3,568        6,272

Segment assets                              2,842,835       6,546       573,057       432,809    3,855,247
Expenditures for other long-lived assets       15,881         211             -            49       16,141

2001:
Revenues from customers                   $   109,700      57,389        25,101        72,873      265,063
Investment income, net                        151,800         510        33,343        16,721      202,374
Segment income (loss)                          22,991        (692)       (1,501)        9,124       29,922
Other significant noncash items:
  Increase in policy reserves                  50,675          469       17,692         5,855       74,691
  Amortization of deferred
    acquisition costs                          17,034           -           247        10,484       27,765
  Amortization of the value of
    purchased insurance in force                4,104           -             -         3,368        7,472
Interest expense                                3,254           -             -           782        4,036
Income tax expense (benefit)                    3,322        (296)       (3,672)        2,264        1,618

Segment assets                              2,775,280       6,993       547,145       435,171    3,764,589
Expenditures for other long-lived assets        2,004          65             -            30        2,099

2000:
Revenues from customers                   $   110,339      56,267         28,272       74,765      269,643
Investment income, net                        155,420         767         34,456       16,492      207,135
Segment income                                 32,403         831          8,868        6,981       49,083
Other significant noncash items:
  Increase (decrease) in policy reserves       49,560        (389)        17,721        6,924       73,816
  Amortization of deferred
    acquisition costs                          11,437           -          5,138       10,253       26,828
  Amortization of the value of
    purchased insurance in force                4,305           -              -        3,498        7,803
Interest expense                                2,177           -              1            5        2,183
Income tax expense                             12,172         356          3,751        3,142       19,421

Segment assets                              2,696,884      10,948        531,393      407,036    3,646,261
Expenditures for other long-lived assets        2,640          40              -           15        2,695

      Enterprise-Wide Disclosures
                                                        2002       2001       2000
----------------------------------------------------------------------------------
Revenues from external customers by line of business:
  Variable life insurance and annuities             $  17,460     17,811     16,181
  Interest sensitive products                          88,061     89,559     93,602
  Traditional individual insurance products            84,449     91,330     92,078
  Group life and disability products                   57,275     52,440     51,758
  Group ASO services                                    3,989      4,949      4,509
  Other                                                13,929      8,974     11,515
      Total                                         $ 265,163    265,063    269,643

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

PROPERTY and EQUIPMENT

                                       2002       2001
------------------------------------------------------------

Land                               $     766        766
Home office complex                   20,585     20,252
Furniture and equipment               49,691     35,110

                                      71,042     56,128
Less accumulated depreciation        (35,029)   (37,115)

                                   $  36,013     19,013

Property and equipment are stated at cost and depreciated using the straight-line method. The home office is depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives. The increase in furniture and equipment is primarily due to an exchange in aircraft owned.

FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                    2002       2001      2000
                                    ----       ----      ----

Federal income tax rate              35%     35        35
Special tax credits                 (12)       (15)       (6)
Prior years' taxes                   (7)       (14)        -
Other permanent differences           1         (1)       (1)

Actual income tax rate               17%      5        28

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                         2002        2001
----------------------------------------------------------
Deferred tax assets:
  Future policy benefits             $   53,372   45,753
  Basis differences between tax and
    GAAP accounting for investments          -    13,034
  Employee retirement benefits           21,141   16,826
  Other                                   4,859   10,695
Gross deferred tax assets                79,372   86,308
Deferred tax liabilities:
  Basis differences between tax and
    GAAP accounting for investments       4,188        -
  Capitalization of policy acquisition
    costs, net of amortization           48,423   46,953
  Property and equipment, net             6,149    3,675
  Value of insurance in force            26,363   27,911
  Other                                   7,886      178
Gross deferred tax liabilities           93,009   78,717
  Net deferred tax asset (liability)$  (13,637)    7,591

A valuation allowance must be established for any portion of the deferred tax asset which is believed not to be realizable. In management’s opinion, it is more likely than not that the Company will realize the benefit of the net deferred tax asset and, therefore, no valuation allowance has been established.

Federal income taxes paid this year equaled $2,500,000 ($2,350,000 - 2001; $17,364,000 - 2000).

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

Income taxed on a current basis is accumulated in shareholders’ surplus and can be distributed to stockholders without tax to the Company. Shareholders’ surplus equals $429,311,000 for Kansas City Life, $87,504,000 for Sunset Life and $69,716,000 for Old American.

The income tax expense is recorded in various places in the Company’s financial statements as detailed below.

                                       2002      2001     2000
                                       ----      ----     ----

Net income                          $  6,272    1,618   19,421
Stockholders' equity:
  Related to:
    Unrealized gains, net             13,749   10,584    5,163
    Increase in unfunded
      pension liability               (6,004)  (1,726)  (3,105)
Total income tax expense
  included in financial statements $  14,017   10,476   21,479

UNPAID ACCIDENT and HEALTH
     CLAIMS LIABILITY

The liability for unpaid accident and health claims is included with “policy and contract claims” on the Consolidated Balance Sheet. Claim adjustment expenditures are expensed as incurred and were not material in any year presented. Activity in the liability follows.

                                        2002       2001     2000
                                        ----       ----     ----
Gross liability at
  beginning of year                 $   8,775     9,983    10,744
Less reinsurance recoverable            2,772     4,678     5,523

Net liability at beginning of year      6,003     5,305     5,221

Incurred benefits related to:
  Current year                         36,965    32,528    30,232
  Prior years                            (882)      307      (241)

Total incurred benefits                36,083    32,835    29,991

Paid benefits related to:
  Current year                         30,962    26,315    24,497
  Prior years                           5,536     5,822     5,410

Total paid benefits                    36,498    32,137    29,907

Net liability at end of year            5,588     6,003     5,305
Plus reinsurance recoverable            2,552     2,772     4,678

Gross liability at end of year    $     8,140     8,775     9,983

QUARTERLY CONSOLIDATED
    FINANCIAL DATA (unaudited)

                         First   Second     Third    Fourth
-----------------------------------------------------------
2002:
Total revenues      $   112,319  108,451   99,722  119,739

Net income                6,517    9,737      801   14,494
Per common share,
  basic and diluted         .54      .81      .07     1.21
2001:
Total revenues      $   116,833  118,255  112,330  104,271

Net income                9,518   11,466    8,782      156
Per common share,
  basic and diluted         .79      .95      .73      .02

CONTINGENT LIABILITIES

In recent years, the life insurance industry has been subject to an increase in litigation pursued on behalf of purported classes of insurance purchasers, questioning the conduct of insurers in the marketing of their products. The Company was the defendant in such a class action lawsuit regarding an affiliate’s universal life sales practices. This suit has been settled and the liability established in 2001 was sufficient.

The Company and its subsidiaries are defendants in, or subject to, certain claims or legal actions. Some of these claims and legal actions are in jurisdictions where juries are given substantial latitude in assessing damages, including punitive damages. Although no assurances can be given and no determinations can be made at this time, management believes that the ultimate liability, if any with respect to these other claims and legal actions, would have no material effect on the Company’s business, results of operations or financial position.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Kansas City Life Insurance Company

        We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP
January 31, 2003
Kansas City, Missouri

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

     Kansas City Life Insurance Company
     3520 Broadway
     Post Office Box 219139
     Kansas City, Missouri 64121-9139
     Telephone:  (816) 753-7000
     Fax: (816) 753-4902
     Internet: http://www.kclife.com
     E-mail: kclife@kclife.com

NOTICE OF ANNUAL MEETING

     The annual meeting of stockholders will be held at
     9 a.m. Thursday, April 24, 2003, at Kansas City Life's corporate headquarters.

TRANSFER AGENT

     Cheryl Keefer, Assistant Secretary
     Kansas City Life Insurance Company
     Post Office Box 219139
     Kansas City, Missouri 64121-9139

10-K REQUEST

Stockholders may request a free copy of Kansas City Life’s Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Kansas City Life Insurance Company.

SECURITY HOLDERS

As of February 10, 2003, Kansas City Life had approximately 645 security holders, including individual participants in security position listings.

STOCK AND DIVIDEND INFORMATION

         Stock Quotation Symbol
       Over-the-Counter--KCLI

                                   Bid            Dividend
                             High        Low         Paid
                             ----        ---         ----
                                    (per share)
     2002:
     First quarter         $  39.49     35.50        $ .27
     Second quarter           40.75     36.03          .27
     Third quarter            39.81     33.26          .27
     Fourth quarter           40.11     36.76          .27
                                                     $1.08

     2001:
     First quarter            $40.25    34.38        $ .27
     Second quarter           39.63     34.84          .27
     Third quarter            39.80     34.50          .27
     Fourth quarter           37.46     35.05          .27
                                                     $1.08

A quarterly dividend of $.27 per share was paid February 24, 2003.

Over-the-counter market quotations are compiled according to Company records and may reflect inter dealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.